Exhibit 99.2

EDC EXPORT DEVELOPMENT CANADA ACCELERATING THE EXPORT IMPACT 2023 INTEGRATED ANNUAL REPORT Canada

EXPORT DEVELOPMENT CANADA ACCELERATING THE EXPORT IMPACT 2023 INTEGRATED ANNUAL REPORT ABOUT EDC Export Development Canada (EDC) is a Crown corporation dedicated to helping Canadian companies of all sizes succeed in global markets. We’re Canada’s export credit agency and a member of the Government of Canada’s international trade portfolio, with offices and representations across Canada and around the world. Since 1944, we’ve equipped Canadian companies with the tools they need—trade knowledge, connections and financial solutions, including loans, equity and insurance—to grow their business with confidence. Underlying our support is a commitment to sustainable, responsible and inclusive business, aimed at strengthening the way trade serves society and our planet. FORWARD-LOOKING STATEMENTS This report contains certain forward-looking statements about EDC’s financial position, results and operations. These statements and forecasts involve risk and uncertainty, as they relate to events and depend on circumstances that occur in the future. There are various factors that could cause actual results or developments to differ materially from those expressed or implied by these forward-looking statements. Consequently, all forward-looking statements have not been reviewed or reported on by the company’s auditors. Forward-looking statements made by EDC on March 28, 2024, at the time of releasing our 2023 results, were informed by our business plans and forecasts at the beginning of 2024. LAND ACKNOWLEDGEMENT EDC’s head office in Ottawa, Ontario, is on the traditional, unceded territory of the Anishinaabe Algonquin Nation. We acknowledge that Indigenous peoples are the traditional guardians of all the lands we now call Canada. EDC honours the long history of trade between First Nations, Inuit and Métis peoples. We recognize this legacy as we collaborate with Indigenous peoples today to build new, inclusive trade frameworks in the spirit of reconciliation.

Table of contents

01

About this report	4

Message from the Chair	5

Message from the President and CEO	6

Message from the Chief Risk and Sustainability Officer	7

Performance against objectives	8

2023 economic environment	14

Our 2030 strategy and corporate values	16

32
Sustainability

ESG vision and framework	33

Environmental and social risk management	34

Engaging with our stakeholders	35

ESG and our customers	36

Our commitment to climate action	37

Cleantech	42

Our support for Canada’s oil and gas sector	44

Sustainable finance	46

Sustainable bonds	47

Advancing human rights	48

64
Data appendix

17 Passion for customers

Focus on medium-sized companies	18

Improving the digital experience	19

Priority markets and sectors	20

Indo-Pacific strategy	21

Partnerships	23

52
Caring

Community investment	53

Youth education scholarships	53

Employee resource groups (ERGs)	54

85
Financial review

Management’s discussion and analysis	86

Consolidated financial statements	123

Ten-year review	185

Glossary of financial terms	193

24 Inclusion

Inclusive trade	25

Supplier diversity	29

Inclusion, diversity and equity	30

Talent and leadership programs	31

Accessibility	31

55
Integrity

Responsible business	56

Corporate governance	58

Board of Directors	62

Executive Management team	62

Corporate representation	63

3	EDC 2023 Integrated Annual Report

About this report Our integrated annual report combines standard reporting on corporate performance and financial metrics with sustainability performance and metrics, reflecting the importance of environmental, social and governance (ESG) matters to EDC’s business and core values. This report covers the fiscal year ended December 31, 2023. Our reporting currency is Canadian dollars. ESG reporting framework This report has been prepared with reference to the 2021 Global Reporting Initiative (GRI) Universal Standards and the GRI Financial Services Sector Disclosure. ESG material topics were identified as part of our 2021 Materiality Assessment and continue to drive the content and scope of our reporting (see page 34 of this report for more information). We use the GRI definition of materiality to define ESG topics, and our assessment is conducted every four years. The GRI Standards Content Index is available on our website. FinDev Canada The Financial Review section of this report includes the consolidated results of EDC and our wholly owned subsidiary, Development Finance Institute Canada Inc. (FinDev Canada). The information presented throughout the rest of the report pertains only to EDC, unless otherwise specified. EDC created FinDev Canada in 2018. FinDev Canada’s core mandate is to support inclusive private sector growth and sustainability in developing markets. Visit findevcanada.ca for more information, including the organization’s annual report. Additional commitments This report helps to demonstrate EDC’s commitment to: reporting on our climate governance, strategy, risks, opportunities, metrics and targets in alignment with the Task Force on Climate-related Financial Disclosures (TCFD) recommendations (see page 37); being transparent about our human rights performance (see page 48); and enabling a sustainable, equitable economy through our Sustainable Finance Framework (see page 46). ESG external assurance Each year, we undertake a limited assurance engagement using the services of an independent third-party auditor. For specific information in this report, we engaged with PricewaterhouseCoopers (PwC). We have used ASSURED to indicate metrics where 2023 data has been assured. The statement from our assurer is available on our website. RELATED PUBLICATIONS Our 2023 Integrated Annual Report is supplemented by detailed stand-alone disclosures and information about our corporate strategy, ESG governance and performance. The following documents are available on our website: CLIMATE- RELATED DISCLOSURE 2023 CLIMATE RELATED DISCLOSURE HUMAN RIGHTS REPORT 2023 HUMAN RIGHTS REPORT GRI STANDARDS CONTENT INDEX 2023 GRI STANDARDS CONTENT INDEX ADDITIONAL PUBLICATIONS: 2023 SUSTAINABLE BOND IMPACT REPORT ASSURANCE STATEMENT EDC’S 2030 STRATEGY 2023-2027 CORPORATE PLAN SUMMARY Links within this document: Included in this report are links to specific pages and to web addresses for additional information. Reference to another page in the report Reference to further reading online

Message from the Chair

I am very pleased to introduce myself to the readers of this integrated annual report as the new Board Chair for EDC.

I am enthusiastic about the incredible growth opportunities EDC offers Canadian exporters, partners and the domestic economy—through its deep expertise, global reach and knowledge-sharing.

Canadian exporters had a strong year in 2023, and I am eager to see EDC help even more businesses tap into the vast potential awaiting them in international markets—because the role trade plays in the Canadian economy is crucial. Businesses that export generate stronger earnings, grow more quickly and display greater resiliency during economic downturns. International trade also helps Canada influence business practices in other markets and drive economic growth domestically, accounting for almost 30% of our GDP.

Today, less than 5% of Canada’s businesses export their goods and services, with 90% of those goods and services going to other advanced economies—mostly to the United States, the United Kingdom, the European Union and Japan, among others. Imagine the jobs and prosperity flowing into Canada if more businesses could seize opportunities in more international markets, whether through investment, exporting, or participating in a supply chain.

As I write this, EDC is almost a third of the way through its 10-year strategy—our most ambitious corporate strategy yet—to help grow Canada’s exports 60% by 2030. A cross-section of progress toward that goal is captured in the pages of this report, including: our focused efforts to diversify exports across high-growth markets and sectors that hold excellent potential for Canadian companies; an increased emphasis on growing medium-sized businesses, the engine of Canada’s trade growth, while maintaining support for Canada’s small and large segment companies; and enhanced digital capabilities to simplify and accelerate delivery for our customers.

“Canadian exporters had a strong year in 2023, and I am eager to see EDC help even more businesses tap into the vast potential awaiting them in international markets—because the role trade plays in the Canadian economy is crucial.”

Throughout this report, you will also read stories and see data that illustrate EDC’s efforts to help Canadian companies not only grow their business, but to do so in a sustainable manner so they can have a positive impact at home and abroad. Overall, our hope is for this report to demonstrate how, for almost 80 years, EDC has worked to advance Canada’s trade agenda.

None of the results detailed within this report would be possible without the people who show up every day to help our customers succeed in their global ambitions: our approximately 2,000 employees from across Canada and around the world. And to the leadership team—from our managers, directors and vice-presidents, to our executive and senior vice-presidents, and right up to our CEO—you have all made incredible strides this year, forging and lighting the path so your teams could deliver.

I am excited to be part of this team, one that is strong and steady, thanks to the employees and leaders. I would also like to thank our former chair, Martine Irman, and interim chair, Lindsay Gordon, for their strong leadership. I look forward to leading with the same passion and dedication that helped them steer EDC through challenges and changes, ensuring our sustained and increasing relevance and influence.

Lastly, I would like to recognize and thank the Honourable Mary Ng, Minister of Export Promotion, International Trade and Economic Development, for her unwavering support, guidance and vision, as well as all those in the public service at Global Affairs Canada.

On behalf of the Board of Directors, thank you all for your commitment and excellent work in 2023.

Vivian Abdelmessih

Chair

5	EDC 2023 Integrated Annual Report

Message from the President and CEO

As the clock winds down on 2023, I am filled with optimism and confidence. I understand this might come off as strange in a year that presented many serious challenges—not only for Canadian businesses, but for people around the world.

Although the direct effects of the pandemic and the war in Ukraine—financial and supply chain crises, global food insecurity and the energy crunch—began to wane, 2023 still saw high inflation, rising interest rates, another war, slowing domestic demand and weaker growth from our largest trading partner.

These were real challenges that caused real difficulties for our customers, Canadian exporters.

But at the same time, the breadth of international opportunities has never been greater.

We’re expecting to see Canada’s natural resources and world-leading clean technologies play a key role in the ongoing energy transition; our innovative high-tech ecosystem has the opportunity to take a leading role as industries, economies and societies progress in their technological transformations; exciting new commercial partnerships in rapidly growing regions are giving Canadian exporters more reasons to diversify beyond our long-standing trade partners; and our standing as one of the world’s most agriculturally self-sufficient countries means Canada’s full agri-food supply chain will play a critical role in feeding an increasingly resource-constrained world.

The dichotomy between challenges and opportunities is striking. In fact, I could say I’ve probably never seen both sides of the equation this high, simultaneously.

However, at EDC we are acutely aware that it’s immensely difficult to focus on long-term plans when each day seems to bring new challenges. We know that any kind of change in your business—whether that’s diversifying your products, buyers or markets—is daunting when there are so many unknowns and so much risk in the business landscape. That is why we are here.

“Our 2030 strategy is to enable and accelerate the success of our customers. It is built on the premise of caring and listening to them, so we can adapt our business—our offerings as well as our ways of working—to better meet their needs and, ultimately, help grow Canada’s exports by 60% over 2020 levels.”

We are here to help you find, and then seize, the opportunities. We are here to take on risk—whether by offering loans, guarantees or insurance—to help Canadian exporters find growth and success in international markets. Your success is our vision.

Our 2030 strategy is to enable and accelerate the success of our customers. It is built on the premise of caring and listening to them, so we can adapt our business—our offerings as well as our ways of working—to better meet their needs and, ultimately, help grow Canada’s exports by 60% over 2020 levels.

With that in mind, EDC’s focus on growing Canada’s medium segment exports saw us work with more than 1,240 financial customers in that segment. Our commitment to helping customers diversify their markets saw us expand in the Indo-Pacific region with representation openings in Seoul and Jakarta, an increase in the capabilities at our Singapore branch and plans for three more openings in 2024.

We also worked to modernize our digital systems to make it easier and faster for micro and small businesses to access our solutions. And, of course, we continued to lead with strong ESG principles, whether by decarbonizing our own operations, laying the foundation for sustainable portfolio growth through our new Sustainable Finance Framework, supporting a record number of customers in cleantech and renewables, or working to ensure every Canadian business owner has the same opportunity to achieve their international goals.

In the pages of this integrated annual report, which is accompanied by stand-alone human rights and climate reports, you’ll find more details about the achievements and opportunities I’ve just mentioned, and much more. As you continue reading, I hope it will become easy to see where my optimism is rooted.

It is thanks to the efforts of the people who work at EDC that 2023 was a year in which our customers were able to grow, build and accelerate the export impact. This is something all our employees are very proud of and sets an amazing foundation for EDC to support more Canadian ambition and growth in 2024—EDC’s 80th anniversary.

Mairead Lavery

President and CEO

6	EDC 2023 Integrated Annual Report

Message from the Chief Risk and Sustainability Officer

As Canada’s export credit agency, we recognize that our long-term sustainability is tied to the international success and sustainability of our customers.

That’s why strong ESG practices are a key element of EDC’s 2030 strategy, and why we’re committed to embedding environmental, social and governance (ESG) throughout the organization.

And, if there was ever a time to understand the value of responsible business growth, it is now.

Governments and regulatory bodies are implementing higher ESG standards, requiring companies big and small to report more fully on the impact they’re having on people and the environment. New legislation around supply chains, like Bill S-211 in Canada and the Corporate Sustainability Due Diligence Directive in the EU, is making companies more accountable for their suppliers, in effect making ESG a deciding factor when awarding contracts.

Then, there are the reminders of why ESG needs to be a strategic priority: 2023 was the hottest year on record, with extreme weather events—like the unprecedented wildfires in Canada—affecting every corner of the world. Major armed conflicts also brought human rights issues to the fore, and increasing inflation exacerbated economic challenges.

Against this backdrop, EDC continued to advance its ESG practices, both to build our own foundation and to offer more value to our customers: we launched a Sustainable Finance Framework to provide greater visibility into how we track and report on this growing part of our business; we issued our fifth Climate-Related Disclosure, which every year becomes more thorough and closely aligned with the Task Force on Climate-related Financial Disclosures (TCFD) framework; we completed our fourth climate scenario analysis, which helps the organization understand and better manage climate-related risks and opportunities in our financing and underwriting; we joined the Taskforce on Nature-related Financial Disclosures (TNFD) Forum and began to gauge EDC’s impact on biodiversity; and, following extensive consultations, we updated the five policies in our

“EDC continued to advance its ESG practices, both to build our own foundation and to offer more value to our customers.”

Environmental and Social Risk Management Policy Framework, which supports the work we’re doing to meet net zero emissions by 2050, respect human rights, enhance transparency and support our customers’ transition to a low-carbon economy.

External engagement also remained a priority for the sustainability group in 2023. We hosted two ESG Advisory Council meetings, one on EDC’s ESG scorecard and impact framework and the second on our inclusive trade and Indo-Pacific strategies. In June, we convened our second civil society roundtable, during which EDC’s executive team engaged with seven civil society organizations on EDC’s ESG-related operations and performance. On the international front, I was pleased to participate in the UN Forum on Business and Human Rights in Geneva where, among other takeaways, the importance of adopting a human rights–based approach to climate action was made clear. I was also a member of the Canadian delegation at COP28 in Dubai, where EDC joined the UN-convened Net Zero Export Credit Agencies Alliance (NZECA) as a founding member. While there, it was encouraging to see the collaboration and innovation among the international export credit agency community, the willingness to share best practices and the mutual commitment to a more sustainable and lower carbon economy.

Toward the end of 2023, EDC took an important organizational step forward in combining the sustainability and risk groups, which is why this is a CRSO message rather than a CSO message. With the ever-intensifying global risk environment that Canadian companies face, and the increasing interconnectedness of financial and non-financial risks, both for our customers and for EDC, we see many benefits to combining the two disciplines under the same leadership. And to help keep pace, we will continue to mature our risk management framework to ensure sound governance.

As we look ahead now, EDC’s focus will be on advancing our net zero by 2050 ambitions, engaging with customers on their ESG journeys, bringing more rigour to the management of human rights risk in our supply chain, and managing our own carbon emissions along with those in our portfolio. This is how we will continue to deliver on our strategic commitment to people, the planet and prosperity for Canada.

Lorraine Audsley

Chief Risk and Sustainability Officer

7	EDC 2023 Integrated Annual Report

Performance against objectives

We continue to champion our customers’ success by expanding our reach in emerging markets and high-potential sectors, while leading with our values and commitments to ESG. We’re focused on building the foundation to generate impact and value for Canada.

We track our progress by measuring our performance against select corporate objectives that most closely align with our strategic focus and values. Success is achieved by meeting or exceeding the target set for individual measures for the year.

∧ Exceeded ✓ Met × Did not meet objective

Business measures	Status	2023	2023 plan	2022	% change

Customers served	✓	27,377	26,000–30,000	26,922	2%

Medium financial customers served	×	1,242	1,250–1,350	1,175	6%

Business facilitated ($B)	✓	131.4	130.0–133.9	133.4	-1%

Business facilitated in emerging markets ($B)	∧	27.7	25.2–27.6	27.6	0%

Business facilitated in the cleantech sector ($B)	∧	12.2	7.7–8.7	8.8	39%

Customer-related measure	Status	2023	2023 plan	2022

Net Promoter Score	✓	74.1	65.7–77.8	75.4

Financial measure	Status	2023	2023 plan	2022

Productivity Ratio (%)	∧	42.2	44–48	42.2

ESG scorecard	∧ Exceeded	✓ Met	ñ In progress	ññ On track	— No change	Increase YoY	Decrease YoY

ESG topic	Metric		Target	2023	2022	2021	Progress

ENVIRONMENT

Environmental impact of the portfolio	2023 climate target	Carbon-intensive financing exposure(1)(2)	$12.2 billion in financing by 2023	$6.9B	$9.6B	$13.6B	∧

		Reduction in carbon-intensive financing exposure(1)(2)	45% reduction by 2023	69%	57%	39%	∧

	2030 climate target	Emissions per passenger kilometre from airlines financing portfolio(3)	37% reduction by 2030	-7.5%	0.8%	–	ñ

		Loan-weighted production volume in upstream oil and gas financing portfolio	15% reduction by 2030	37%	40%	–	ññ

		Share of production from oil compared to gas from upstream oil and gas financing portfolio	3% shift in composition of production from oil to gas by 2030	7%	13%	–	ññ

Operational environmental footprint	2030 operational emissions target(4)(5)	Operational GHG emissions (tCO2e) ASSURED		2,408.2	1,290.3	775.9

		Absolute reduction in operational GHG emissions, relative to a 2019 baseline	32% reduction by 2030	25%	–	–	ñ

	Carbon offsets and renewable energy certificates		Purchased and retired carbon offsets and renewable energy certificates compensate for our operational emissions	Yes	Yes	–	✓

Sustainable/transition finance	Cleantech business activity facilitated		$10 billion in business facilitated by 2025	$12.2B	$8.8B	$6.3B	∧

	Cleantech customers served		400 customers by 2025	444	392	324	∧

	Value of transactions financed from green bond proceeds (cumulative since 2014)(6)			$2.4B	$2.4B	$2.4B	—

	Renewable energy produced through green bond proceeds (MWh)			254,086	3,597,345	5,871,021

(1)	EDC’s assets are primarily denominated in U.S. dollars; as such, exposure values presented have been restated to reflect the foreign exchange rates prevailing at the time the target was set.

(2)

EDC has identified sectors as carbon intensive based on whether industrial facilities in the sector emit more than an average of 500 kilotonnes (kt) of carbon dioxide equivalent (CO2e) per year in Canada, based on Scope 1 GHG emissions data reported to Environment and Climate Change Canada’s Greenhouse Gas Reporting Program, as well as annual reporting from major Canadian airlines. The 500 kt CO2e/year quantum served as a sectoral screening threshold to identify the primary sectors of focus from a carbon intensity perspective and will not be used on an individual transaction-by-transaction basis to determine whether a transaction is in/out of scope of the target. Whether a transaction is in/out of scope of the target is, at this time, based on the sector having been identified by the upfront screening described above. Transaction-level due diligence related to climate change is undertaken as outlined in EDC’s Due Diligence Framework: Climate Change.

(3)	Relative exposure to the emissions-intensive airline sector increased due to unexpected early payments.

(4)	Operational emissions are defined as the sum of emissions from Scope 1, Scope 2 and Scope 3 business travel emissions.

(5)

In 2023, EDC’s proportionate share of the head office building was corrected from 98.3% to 88.8%, requiring emissions to be reallocated from Scope 1 and 2 categories into Scope 3 emissions from subleased offices. This correction was also retroactively applied to previous year emissions totals, including our 2019 baseline. Refer to GRI 305 in the GRI Standards Content Index for information on calculation methodology.

(6)	EDC last issued a green bond in 2019.

9	EDC 2023 Integrated Annual Report

∧ Exceeded	✓ Met	ñ In progress	ññ On track	— No change	Increase YoY	Decrease YoY

ESG topic	Metric	Target	2023	2022	2021	Progress

SOCIAL

Customer experience and product & service innovation	Net Promoter Score	65.7–77.8 by 2023	74.1	75.4	72.3	✓

Human rights	Percentage of transactions that underwent enhanced human rights screening		15.5%	13.5%	16%

	Number of non-project related transactions that underwent enhanced human rights risk screenings ASSURED		378	321	266

Inclusion, diversity and equity	Percentage of leadership roles held by women(7)(8)(9)	50% women by 2025	51%	53%	56%	ññ

	Percentage of leadership roles held by visible minorities(7)(8)(9)	25% visible minorities by 2026	20%	22%	20%	ñ

	Wage parity ratio (women : men)		98.8%	–	–	n/a

Financial access and inclusion	Small businesses served with financial and non-financial solutions		17,423	17,472	18,564

	Inclusive trade—Volume of business facilitated (women, Indigenous, Black, 2SLGBTQI+, racialized communities, people with disabilities)(10)		$2.3B	$2.6B	$2.5B

	Inclusive trade—Number of financial and non-financial customers served (women, Indigenous, Black, 2SLGBTQI+, racialized communities, people with disabilities)(10)		4,260	3,749	3,091

	Amount spent on contracts with diverse suppliers	$5 million by 2023	$5.6M	$3.4M	–	∧

Community impact	Number of hours volunteered by employees and board members		4,904	5,265	3,300

	Total community donations made by EDC and EDC employees(11)		$381,128	$411,704	$411,357

GOVERNANCE

ESG oversight and corporate governance	Women on EDC’s Board of Directors		45%	50%	50%

	Percentage of Board of Directors who hold a Competent Boards ESG designation		82%	58%	23%

Compliance and ethics	Percentage of employees who completed EDC’s Code of Conduct training(12)	100%	100%	100%	100%	✓

	Percentage of relevant employees receiving financial crimes training(12)(13)	100%	100%	100%	100%	✓

ESG risk due diligence	Number of transaction turndowns due to ESG-related risks in early-stage review(14)		40	23	55

	Number of transaction turndowns due to ESG-related risks during formal decision-making committee stage(14)		16	12	22

(7)	Results are based on responses received from the self-identification survey.

(8)	Leadership is inclusive of all people managers and executives.

(9)	2021 results are inclusive of both EDC and FinDev Canada employees. From 2022 and onwards, results exclude FinDev Canada, employees on leave, locally engaged staff and students.

(10)	Prior year number of customers served and business facilitated are occasionally restated due to updated business classification for inclusive trade owned/led companies.

(11)	Total donations are comprised of $232,662 from EDC and $148,466 from EDC’s employees.

(12)	Completion rate is net of adjustments.

(13)	“Relevant employees” includes all new hires and any employees who changed roles in the year.

(14)	As there are many factors that may cause an occurrence of a turndown, ESG-related turndowns are due in whole or in part to ESG-related risks.

10	EDC 2023 Integrated Annual Report

Business facilitated

Through our suite of financial solutions, we supported $131.4 billion in exports, foreign investment and trade development activities in 2023. This included $27.7 billion in business facilitated in emerging markets, compared to $27.6 billion in 2022.

Our insurance program helped more than 10,400 customers close approximately $100 billion in export sales with almost 119,000 buyers located around the world. More than 80% of this business was credit insurance, which helps companies mitigate credit risk and leverage their receivables with financial institutions to unlock more short-term financing. This insurance helps companies build a stronger and more sustainable economic future by allowing them to conduct business in markets with more risk than they would normally operate in.

In addition, our financing activities delivered approximately $31 billion in new financing to Canadian customers and their international trading partners. We earned $3.8 billion in loan revenue and guarantee fees, which was higher than 2022, mainly due to an increase in the average size of the loan portfolio in 2023 as well as higher interest rates.

Business facilitated in the cleantech sector

More than a decade ago, EDC made cleantech a priority sector, and it is now a key component of our 2030 strategy. The measure represents the amount of cleantech business EDC supports through our financial solutions in this sector.

In 2023, we facilitated a record $12.2 billion in business activity for more than 440 companies in the cleantech sector, surpassing our 2025 goal of $10 billion in cleantech support two years early. This was up from $8.8 billion in business facilitated and 392 companies served in 2022. Year-over-year growth of 39% was driven by increased demand for our direct lending, project finance and bonding solutions in various subsectors such as renewable energy, agriculture, transportation and infrastructure. In particular, EDC supported more larger-scale projects in the renewable energy sector compared to 2022. In addition, many large corporations have begun their transition to reduce carbon emissions and are leveraging the cleantech supply chain in order to do so.

Since making support for this sector a corporate priority in 2012, EDC has facilitated approximately $41 billion in cleantech exports and has become a leading financier of Canada’s cleantech industry. We expect to grow our support to the sector as we work toward net zero by 2050.

Business facilitated ($ in millions)

$131.4B We supported $131.4 billion in exports, foreign investment and trade development activities in 2023. This included $27.7 billion in business facilitated in emerging markets.

11	EDC 2023 Integrated Annual Report

Customers served

We consider a customer to be one that provides EDC with either financial payment or information on their company that goes above and beyond publicly available information. The customers served measure is the count of unique companies EDC transacts with over a 12-month period.

After two years of impressive trade growth driven by global demand following lifting of pandemic restrictions, Canadian trade was more restrained in 2023. Sectors such as energy, fertilizers, ores and minerals, which had surged in price and export volumes over the last two years, moderated, partly due to economic uncertainty and the Russia–Ukraine war.

In this uncertain business environment, EDC continued to provide growth capital, risk capacity and liquidity to Canadian businesses. In addition to our financial solutions, EDC provided expert knowledge to help Canadian companies achieve their trade goals. Demand for our financial and knowledge solutions resulted in 27,377 customers served, which is within the planned objective of 26,000 to 30,000 customers.

Part of EDC’s 2030 strategy is to increase our focus on delivering financial solutions built around our customers’ needs. As a result, the number of financial customers rose by 6%, increasing from 15,845 customers in 2022 to 16,763 in 2023—exceeding the planned objective of 15,500 to 16,500 financial customers. Also as a result our strategic focus, the number of Canadian companies that consumed one of EDC’s knowledge products decreased by 2%, going from 13,194 in 2022 to 12,883 in 2023. Although the number of customers benefiting from EDC’s knowledge products is down from the previous year, it is still well above pre-pandemic levels.

EDC supports Canadian businesses of all sizes throughout their export journey, and our 2030 strategy places particular emphasis on the growth of medium-sized companies. EDC defines company size by the number of employees. In 2023, we served 1,242 medium-sized Canadian companies (100 to 499 employees) with our financial solutions. The number is up by 6% from the previous year, but just shy of the planned objective of 1,250 to 1,350 medium-sized financial customers served. Year-over-year growth was primarily driven by more demand for our insurance products and loan guarantees, which enable banks to lend with greater confidence to businesses in need, and enable exporters to access capital to grow their businesses.

We continue to place a strong emphasis on supporting small companies with their trade activities. In 2023, the number of small Canadian companies (less than 100 employees) we supported with our financial products reached 10,864—an annual increase of 3%. This growth is due to successful partnerships with financial institutions and businesses who offer our solutions to their small business customers. We engage with partners to make it easier for small businesses to access our solutions by reaching them where they conduct business rather than asking them to navigate our services.

Net Promoter Score

The Net Promoter Score (NPS) is a measure of customer experience that helps evaluate customer loyalty and the likelihood of customers recommending EDC to others.

EDC’s score of 74.1 met our objective of 65.7 to 77.8 and was similar to last year’s score of 75.4. This result places EDC in the top 10% of North American business-to-business companies, and reflects the initiatives we’ve undertaken to address customer feedback to provide a faster response, make it easier to access our solutions and become a more valuable strategic partner. For instance, we provided faster credit approvals in insurance and streamlined access to knowledge in our MyEDC customer portal.

Productivity Ratio

The Productivity Ratio, the ratio of administrative expenses to net revenue, captures how well we use our resources and ultimately how we manage our costs. In 2023, our Productivity Ratio was 42.2%, unchanged from 2022 and better than our target range of 44% to 48%. This means that 42.2 cents of every dollar that we earn goes toward our expenses.

The positive result compared to our target range was largely driven by growth in the average size of our loan portfolio.

1,242

medium-sized Canadian companies were served with our financial solutions.

12	EDC 2023 Integrated Annual Report

EDC’S IMPACT ON CANADIAN EXPORTERS

Canadian exporters receiving EDC support generated 22% more revenue, had 15% higher employment and had 5% greater employee productivity (revenue per employee) than exporters who were not EDC customers.

EDC’s impact on Canadian exporters and the economy

EDC conducted an impact study with the help of Statistics Canada to better understand the value of our support to Canadian exporters. This evaluation is part of EDC’s efforts to enhance how we measure and report our impact. It replaces the previously reported Canadian Benefits scorecard to align further with EDC’s 2030 strategy and measure our success from our customers’ perspective.

Our customer impact study seeks to determine the causal impact of EDC’s support on our customers’ business performance indicators, including revenue, employee productivity and employment. The results of the impact study provide a strong indication that EDC has had a significant positive impact on its customers.

Canadian exporters receiving EDC support generated 22% more revenue and had 15% higher employment and 5% greater employee productivity (revenue per employee) than similar exporters who were not EDC customers.

This seminal study for EDC is subject to caveats on data limitations and methodological assumptions. The results of subsequent studies may differ as we include more data, change the time horizon and fine-tune our methodology. By repeating this study regularly, we hope to establish a range within which EDC’s impact lies.

Methodology

The impact study, completed in 2023, reviewed data from 2014 to 2020. Statistics Canada compared EDC customers with Canadian exporters who are not EDC customers. Statistics Canada used appropriate statistical techniques to ensure that the comparison group was as similar to the EDC customer group as possible. The comparison of the two groups reflected the causal impact of EDC’s support.

Macroeconomic impact

We also regularly monitor our support for the Canadian economy through macroeconomic indicators. In 2023, EDC supported $131.4 billion in trade and business volumes. This supported an estimated $94.4 billion in gross domestic product (GDP) for Canada and more than 520,000 in full-time equivalent (FTE) jobs. This equates to 3.3% of total Canadian GDP and 2.6% of national employment.

EDC’s support to the Canadian economy(1)

	2023	2022

EDC total business volume ($B)	131.4	133.4

1. Canadian GDP facilitated by total EDC volume ($B)	94.4	95.4

Share of total Canadian GDP (%)	3.3%	3.4%

2. Number of jobs facilitated by total EDC volume	520,326	566,031

Share of total Canadian employment (%)	2.6%	2.9%

(1)

The estimation of GDP and jobs supported is based on supply use tables and multipliers estimated by Statistics Canada. The estimates may not align with estimates reported in previous years due to revisions in the supply use tables published by Statistics Canada. Both GDP and jobs supported estimates include direct and indirect (supply chain) support. Furthermore, we are reviewing our methodology to estimate our supported GDP and jobs impact. As a result, the GDP and jobs supported estimates in the future may not match the estimates from previous years.

Source: EDC estimates, using impact multipliers published by Statistics Canada

13	EDC 2023 Integrated Annual Report

2023 economic environment

Global context

By year-end, the impact of two years of central bank rate increases had cooled inflation rates and dampened economic growth in North America, Europe and other major economies.

The increase in central bank policy rates since 2022 and associated financial market stresses have reduced access to capital and global demand. With higher interest rates and bond yields and a reduction in post-pandemic liquidity, borrowers experienced credit pressures, increasing the risk of corporate defaults. While this represents a return to long-term trends, the adjustment could prove problematic.

United States

In the United States, the lagging effects of interest rates impacted the economy only slightly: high interest rates and expensive borrowing costs increased the level of corporate bankruptcies to the highest level since the global financial crisis, but the burden on household debt remained low, with more than 40% of all mortgages locked into low 30-year rates during the pandemic. This helped the U.S. economy weather price pressures and higher interest rates.

Europe

Europe continued to be impacted by the ripple effects of the Russia–Ukraine war. High energy prices raised expectations of prolonged high inflation, and the European Central Bank raised interest rates to a record high to cool inflation. By the end of 2023, inflation had fallen significantly in the Eurozone. The combination of high energy prices, high interest rates and weakening demand for exports in China hit Germany, Europe’s largest economy, particularly hard as it struggled to maintain growth.

Indo-Pacific

The Indian economy was the fastest-growing major market in the world in 2023, and government spending will help drive consumption spending and business investment going forward. Indonesian growth was strong; retail consumption, industrial momentum and foreign investment set the stage for Indonesia to become one of the fastest-growing economies in the Indo-Pacific region.

In contrast, China struggled in 2023 with weak levels of business and consumer confidence, a significant slowdown in the property market and soft export demand. While policymakers provided some measures to stimulate growth, these did not significantly alter the fortunes of the global economy.

GLOBAL LONG-TERM TRENDS

1.	Economic impacts of climate change

Steps to limit the impacts of climate change will hit all sectors in Canada, although actions to achieve net zero by 2050 could accelerate growth in sectors that support the low-carbon economy.

2.	Energy transition investments

To limit global warming to below 2°C, implied yearly investments are in the $1 trillion to $3 trillion range. The world will need to rapidly transition the ways we generate, store, transmit and distribute electricity.

3.	A new set of key commodities

Demand for key minerals used in clean technologies, such as lithium, nickel, cobalt and graphite, is skyrocketing. Canada can fulfil part of the demand; we will also need to invest in technologies like mineral recycling. In addition, critical minerals producers are seeking technologies to decarbonize their operations.

4.	Geopolitical risks

Risks are likely to remain elevated. The Russia–Ukraine conflict disrupted energy and grain markets, the Middle East conflict threatens to disrupt shipping routes, and rising tensions over Taiwan increase the risk of disruption to global supply chains.

5.	Future of the globalized economy

Escalating competition between the U.S. and China could reverse many decades of trends toward globalization. This is playing out in key sectors such as advanced technology.

6.	Supply chain optimization

Companies are investing in supply chain technologies as well as new factories and distribution centres that are positioned closer to final destinations.

7.	Sovereign debt

Debt levels have reached an all-time high for emerging markets. Higher interest rates will pressure carrying costs, diverting fiscal resources and potentially stalling infrastructure and utilities projects. High levels of debt may lead to defaults in some markets.

14	EDC 2023 Integrated Annual Report

Canadian landscape

Canada’s economy felt the pressures from higher interest rates in 2023, leading to a sharp decline in consumption. The biggest risks facing Canadian exporters largely stem from the soft patch confronting the global economy. While supply chain pressures eased significantly over the past year, labour constraints were an ongoing concern for many Canadian companies.

Our Trade Confidence Index, which captured the perspectives of more than 1,200 Canadian exporters, stood at 65.7 at the end of 2023, indicating that confidence was well below the survey’s historical average (72.8). Trade confidence was low across all Canadian regions and business sizes. Respondents said inflation and high interest rates had hurt their businesses by lowering profit margins, forcing them to pass higher costs on to customers and/ or raising the cost of borrowing. Access to capital was more difficult. Nevertheless, 66% of respondents planned to export to new destinations in the next two years.

For the first time, our survey asked about trade financing. Among respondents, 40% expected financing conditions to worsen, and only 49% of those who asked a Canadian financial institution for financing in the last year received full support.

More broadly across the economy, higher interest rates posed challenges for Canadian consumers, the labour market began to stall and domestic demand slowed. By year-end, inflationary pressures were subsiding, although inflation remained above the Bank of Canada’s 2% target. The policy rate remained elevated at 5%, and tighter financial conditions resulted in slower economic activity.

66%

of Trade Confidence Index respondents planned to export to new destinations in the next two years.

15	EDC 2023 Integrated Annual Report

OUR 2030 STRATEGY AND CORPORATE VALUES Our mandate—to support and develop Canada’s export trade—gives us an incredible opportunity to be champions of progress and catalysts for change. EDC provides a broad range of trade solutions and services to boost the competitiveness of Canadian companies internationally, helping to build a better and stronger economic future for all Canadians. Our vision for 2030 is that Canada is recognized as a leader in international trade. Our 2030 strategy has an ambitious goal of helping grow Canada’s exports by 60% by 2030, regaining our leadership in international trade while continuing to lead with strong ESG practices and principles. Customers are at the heart of our strategy, and meeting their needs is our top priority. We launched the strategy in 2020, and this report marks our third year of reporting our progress. Learn more about EDC’s 2030 strategy. LEADING WITH OUR VALUES EDC has always been a values-based organization. Leading with our values is about putting them at the centre of everything we do so that they define, guide and enable EDC to be a powerful force for good for Canadians and the world. We aim to bring these values to life through our behaviours, including our customer interactions, engagement with stakeholders and other business practices. We also aim to bring our core values to life through the pages of this report. OUR VALUES PASSION FOR CUSTOMERS INCLUSION SUSTAINABILITY CARING INTEGRITY 16 EDC 2023 Integrated Annual Report

PASSION FOR CUSTOMERS We continued to evolve our solutions and services throughout the year to meet the needs of different business segments. Focus on medium-sized companies 18 Improving the digital experience 19 Priority markets and sectors 20 Indo-Pacific strategy 21 Partnerships 23 17 EDC 2023 Integrated Annual Report | Passion for customers

Focus on medium-sized companies

Whether by expanding our existing lending and investment programs, introducing new knowledge offerings, opening new representations abroad or deepening our sustainable finance program, we took steps in 2023 to support Canadian exporters and accelerate the export impact.

Medium-sized Canadian companies (100 to 499 employees) are the engine for Canada’s trade growth, and as outlined in our 2030 strategy, EDC is putting a greater focus on this segment—and we are having a greater impact.

Our value proposition for this segment includes:

•	assisting medium-sized companies in planning their international growth by tapping into our international business expertise to gauge risks and opportunities;

•	fuelling their expansion through a full suite of EDC financial solutions; and
•	helping them be better connected via our powerful network of resources and partners in Canada and abroad.

As they dealt with rising inflation and costs and navigated geopolitical conflicts in various parts of the world, we strategically supported medium-sized companies with connections, financial products and knowledge to help them become more competitive and grow internationally.

We were just shy of our 2023 performance indicators for medium-sized companies. Some of the highlights included:

PUTTING CUSTOMERS’ NEEDS FIRST, BY SEGMENT

ESG practices

No matter what segment, ESG is central to our customer value proposition. Through our knowledge, advice and financing solutions, we aim to help companies mitigate ESG risks and seize opportunities for growth.

•	The number of medium-sized companies taking advantage of EDC’s financial solutions reached more than 1,240, an increase of 6% compared to 2022.

•	We made connections and delivered business advisory services—which ranged from fielding specific market questions to advising on regulatory or merger and acquisition considerations—at more than 200 business advisory engagements, marking significant growth from the previous year.

•	We enhanced our Trade Expansion Lending Program (TELP), in conjunction with financial institution partners, so more medium-sized companies can quickly access financing from their lenders.

•	We expanded the Investment Matching Program to broaden support for medium-sized exporters from matching up to $5 million in capital to matching up to $25 million. Through the program, EDC leverages the work of venture capital/private equity fund partners for an expedited due diligence and approval process.

•	In the Indo-Pacific, where opportunities abound for Canadian companies operating in the infrastructure, cleantech, agri-food and advanced manufacturing sectors, EDC offered resources from its Singapore office, and made connections between medium-sized companies and EDC representatives.

•	We continued to develop our high-touch approach for high-growth-potential companies and provided additional growth capital to approximately 15 such companies.

EDC’s Investment Matching Program has expanded from matching up to $5 million in capital to matching up to $25 million, and is available through qualified venture capital/private equity investors.

18	EDC 2023 Integrated Annual Report | Passion for customers

Improving the digital experience

We continue to invest in our digital resources and capabilities to address the distinct needs of each customer segment. Our multi-year digital transformation includes investments in our people, processes, technology and data.

We use a combination of internal and external expertise to ensure our digital transformation is implemented efficiently.

We are thoughtfully introducing new technologies, such as generative artificial intelligence (GenAI), into the organization, recognizing that they provide benefits for employees and customers. GenAI offers vast potential to improve our work, but also comes with data quality, security and privacy risks. We examine use cases and ensure new technologies are aligned with EDC’s values, risk management and other policies, and business conduct guidelines.

The program has been underway for two years, and in that time, EDC has:

•  completed the modernization of our network;

•  taken significant steps to further strengthen our cybersecurity posture; and

•  started the gradual, multi-year transition to the cloud to enhance system resiliency and connectivity.

In addition, we continue to:

•  improve data governance, analytics and reporting;

•  plan for and implement cybersecurity improvements; and

•  simplify and optimize existing business applications to improve our customers’ experience, such as providing better digital access to allow them to see the status of their requests and digitizing some of our forms.

CUSTOMER STORY:

# MIOVISION

| *IN BUSINESS SINCE:* | *NUMBER OF EMPLOYEES:* | *LOCATION:* | *INDUSTRY:* | *KEY GLOBAL MARKETS:* |
|---|---|---|---|---|
| 2005 | ~300 | Kitchener, ON | Cleantech | 63 countries, and counting |

Finding ways to reduce congestion, make streets safer and reduce vehicle emissions is what drives Miovision. The Ontario cleantech company has developed a suite of transportation solutions, including software, hardware and all-in-one systems, used by nearly 1,500 customers. Lowering pollution levels will be a critical element of its success as cities and countries around the globe strive to achieve their emissions reduction goals.

**READ MORE ABOUT MIOVISION AND ITS STREET-LEVEL SOLUTIONS.**

EDC’S NEW PODCAST

EDC launched the Export Impact Podcast in August 2023, targeting small and medium segment prospects and customers throughout the entire export journey. Hosted in English by Canadian fashion entrepreneur Joe Mimran and in French by Quebec social entrepreneur Marie-Josée Richer, the podcast aims to engage, inspire and inform Canadian exporters, equipping them with the knowledge to grow and succeed internationally. We share the strategies, tactics and mindset shifts that can propel companies toward export success and hear from industry experts and entrepreneurs who are making an impact. New episodes drop every other week on various streaming platforms. In 2023, more than 4,000 people tuned in to the nine podcast episodes we released.

19	EDC 2023 Integrated Annual Report | Passion for customers

Priority markets and sectors

To achieve our 2030 vision, it is important that EDC not only meet the needs of Canadian exporters today, but also position Canada to take advantage of longer-term opportunities. We focus on key markets and sectors that offer significant and net-new growth potential to set up the next generation of globally competitive Canadian exporters.

Markets

With offices and representations across Canada and worldwide, we are close to the businesses we support and the buyers in global markets that can connect Canadian exporters with international supply chains. Markets of high importance to our stakeholders include the Indo-Pacific region; our largest trading partner, the United States; and Europe.

The Indo-Pacific is home to some of the fastest-growing economies in the world—with demand to match. It is the second-largest trading bloc for Canadian goods and services, with China, Japan and South Korea ranking among Canada’s top 10 export destinations. The region’s sheer size means there’s untapped potential for Canadian exporters.
Read more about our Indo-Pacific strategy on page 21.

For most Canadian exporters, the U.S. is the first international market they supply and is often critical to increasing their reach. While growth opportunities span all sectors, recent U.S. government programs to upgrade the country’s infrastructure (the Bipartisan Infrastructure Law and the Inflation Reduction Act) make the U.S. a particularly bright market for Canadian transportation, energy, technology and water companies.

EDC also supports growth in Europe, taking advantage of free trade agreements such as the Canada–European Union Comprehensive Economic and Trade Agreement (CETA), the Canada–Ukraine Free Trade Agreement (CUFTA) and the Canada–United Kingdom Trade Continuity Agreement. Infrastructure requirements in CETA member countries offer near-term potential for Canadian exporters, particularly in the cleantech and agri-food industries.

SECTORS

EDC has identified the following high-growth sectors, based on our expertise and in alignment with the Government of Canada's priorities:

Agri-food: Focuses on businesses from "seed to store," including commodities, manufacturing and retail, as well as equipment and technologies for crop and animal production.

Cleantech: Focuses on processes, products or services that reduce negative environmental impacts through renewable energy use, energy efficiency, sustainable use of resources and environmental protection activities.

Advanced manufacturing: Focuses on applying innovative technologies and methodologies to improve products, processes and services, including automation, additive manufacturing, robotics and the Internet of Things.

Digital industries: Refers to innovative technologies and services that capture, transmit, process and display data electronically, such as cloud and quantum computing, cybersecurity and enterprise software.

Resources of the future: Includes companies operating in Canada's natural resource industries, such as mining, the critical mineral value chain and forestry, that are developing solutions to enable the global transition to a low-carbon economy.

20	EDC 2023 Integrated Annual Report | Passion for customers

Indo-Pacific strategy
By 2040, Indo-Pacific economies are expected to make up 50% of global GDP and about 40% of global consumption. With significant growth in the Indo-Pacific, a critical factor in regaining Canada’s standing as a leader in international trade will be supporting Canadian companies as they increase trade diversification in the region. Exporting success in the Indo-Pacific region requires a mindset shift from focusing on short-term opportunities in traditional markets to diversifying into longer-term, higher growth markets. Exporting to diverse markets enables companies to better withstand tough economic times and maintain business stability.

Asian economies are shifting from emerging to developed markets, and the middle class is growing quickly. To increase Canadian trade, Canadian companies will need to develop deeper connections, embed themselves in supply chains, build local networks, access market knowledge and be able to assume risk—all against a backdrop of global competition.

Singapore is home to EDC’s Indo-Pacific regional headquarters and our only stand-alone financing branch outside Canada, making it a gateway to the region for Canadian exporters and investors. We leverage our proximity to Asian buyers to identify new opportunities for Canadian businesses, connect with local partners, provide underwriting and financing solutions to facilitate trade, and act as a catalyst to increase Canada’s trade in the region. The Singapore office is also a service hub for EDC’s representatives across the Indo-Pacific.

The Indo-Pacific region is very relationship-focused; strategic relationships take time to develop, and over the long term they will be critical to our success. To support Canadian companies, EDC is focusing on three sectors—infrastructure and cleantech, agri-food and advanced manufacturing—and we expect to grow our footprint and change how we do business in the region.

How we are changing

There are five key pillars in our Indo-Pacific strategy:

1.  Increase EDC’s regional presence: Establish new representations across the region and scale up our Singapore branch to be where we want our customers to be and to facilitate business at the pace our customers and partners expect.

2.  Establish strategic relationships with Indo-Pacific market leaders: Open doors and de-risk the market for Canadian companies by developing relationships with large companies and institutions in the market.

Learn about doing business in the region with EDC’s Indo-Pacific market intelligence.

3.  Lead with Canadian champions: Do more for Canadian champions—those companies already operating in or exporting to the region—to catalyze their growth, learn from their success and pave the way for medium segment companies to grow in the region.

4.  Build knowledge and awareness in Canada: Build awareness among Canadian companies about the vast opportunities in the Indo-Pacific region, particularly in specific countries, sectors and subsectors.

5.  Establish and strengthen partnerships at home and in the region: Strengthen and leverage Team Canada partnerships (Crown corporations, government departments, provinces and agencies) and ties with industry associations and like-minded export credit agencies to facilitate and accelerate the entry of Canadian medium segment businesses into the region.

See Partnerships on page 23 to learn about who we work with.
50% By 2040, Indo-Pacific economies are expected to make up 50% of global GDP and about 40% of global consumption.

21	EDC 2023 Integrated Annual Report | Passion for customers

What we did in 2023

We made solid progress in 2023 in developing and implementing our Indo-Pacific strategy. For example:

•  EDC opened new representations in Jakarta, Indonesia, and in Seoul, South Korea, and added staff across the Indo-Pacific, including at our branch in Singapore. Being present in key markets allows us to help Canadian exporters overcome some of the challenges of doing business halfway around the world: we build relationships and identify opportunities for Canadian companies before they leave home. We plan to open three additional representations in 2024: in Tokyo, Japan; Manila, Philippines; and Ho Chi Minh City, Vietnam.

•  Our relationship managers connected more than 50 Canadian medium-sized companies with an EDC international representative to explore opportunities for them to enter Indo-Pacific markets.

•  We proactively engaged more than 100 Canadian companies already operating in the Indo-Pacific to explore how EDC might be able to help them grow in the region.

•  We formalized strategic partnerships with key market leaders, signing partnership agreements with two large business conglomerates in India, and a memorandum of understanding (MOU) with PT Indonesia Infrastructure Finance to accelerate Canada’s participation in infrastructure development in Indonesia.

•  We signed two MOUs with South Korean export credit agencies. The first, with Korea Eximbank (KEXIM), is committed to sharing knowledge and supporting mutually beneficial transactions for Canada and South Korea. Key potential sectors of co-operation include critical minerals, secondary batteries, clean hydrogen, infrastructure, agri-food and advanced manufacturing. The second MOU, with the Korea Trade Insurance Corporation (K-Sure), is focused on growing trade and investment between our countries through collaboration, trade knowledge, risk mitigation and financial solutions.

22	EDC 2023 Integrated Annual Report | Passion for customers

Partnerships

EDC is part of Canada’s trade ecosystem, and we can succeed only in close collaboration with other trade partners. Partnerships increase our distribution network, reach, intelligence and ability to innovate. We collaborate with a range EDC is part of Canada’s trade ecosystem, and we can succeed only in close collaboration with other trade partners. Partnerships increase our distribution network, reach, intelligence and ability to innovate. We collaborate with a range the national economy. The TELP program guarantee was increased to $10 million, meaning more medium-sized companies can quickly access working capital through their financial institution.

Export credit agencies

Partnerships with other export credit agencies (ECAs) help to level the international playing field on issues that impact our customers’ competitiveness and also raise the bar on ESG practices.

Canada and its partners concluded negotiations that spanned more than three years on modernizing the rules of the Organisation for Economic Co-operation and Development (OECD) Arrangement (a set of rules that OECD ECAs use to support export credits). This resulted in greater flexibility to better meet the needs of exporters in today’s trade environment. A positive change was flexibility and scope to support climate and clean technologies. EDC is a key player in the Canadian delegation, alongside our colleagues at Finance Canada and Global Affairs Canada.

We are also pursuing more international collaboration to respond to geopolitical uncertainties. For example, EDC and our G7 peers are exploring ways to support Ukraine, particularly during the reconstruction phase.

Business partnerships

Partnerships with organizations such as Forum for International Trade Training (FITT), Fonds de Solidarité, MaRS Discovery District, Canada’s Trade Accelerator Program and Startup Canada help us to increase our market exposure, reach more Canadian companies, and build new capabilities and solutions.

EDC also aims to partner with companies and institutions our clients already work with, such as Shopify. As a growing strategic partner to EDC, Shopify is collaborating on business connections and relationship-building opportunities, allowing us to explore future trade connection opportunities.

In 2023, we continued working to understand partner opportunities in our priority business segments, markets and sectors, to better support our customers. Alongside partners, we offer customers access to financing, connections and knowledge, help advance companies’ ESG efforts through transition and sustainable finance, and support their growth in international markets, including the Indo-Pacific region.

Key federal partners

•  Agriculture and Agri-Food Canada

•  Business Development Bank of Canada

•  Canadian Commercial Corporation

•  Environment and Climate Change Canada

•  Farm Credit Canada

•  Innovation, Science and Economic Development Canada

•  Invest in Canada

•  National Research Council of Canada Industrial Research Assistance Program

•  Natural Resources Canada

•  Trade Commissioner Service

Business, Economic and Trade Resilience (BETR) initiative

EDC chairs the BETR initiative, a joint initiative of federal departments, agencies and Crown corporations in the trade ecosystem. Formed in 2020, the concept was to create a collaborative, cross-government model of support to enable robust economic recovery from the pandemic and longer-term inclusive growth.

In 2023, BETR focused on cross-promotion of events, products and services to make it easier for Canadian exporters to find the right solutions to address their needs. For example, BETR members enhanced the tool to make it more useful for companies seeking government programs and services. The committee also conducted a pilot with EDC’s Customer Care Team to provide higher-quality referrals across partnering organizations to ensure customers are accessing the right solutions for their needs.

Canada Emergency Business Account (CEBA) program

The Government of Canada launched the CEBA program during the COVID-19 pandemic. Eligible Canadian small businesses and not-for-profit organizations could obtain interest-free and partially forgivable capital to help cover operating costs while revenues were temporarily reduced. We administer the CEBA program on behalf of the government.

EDC partnered with more than 230 Canadian financial institutions to make the program possible. In 2023, the government extended the loan repayment and forgiveness deadline for eligible borrowers to early 2024. The government also extended the term loan repayment date by one additional year, with a new repayment date of December 31, 2026.

Financial industry

Our long-standing partnerships with Canadian financial institutions are critical in helping us deliver our core financial solutions, such as working capital, financing and insurance solutions.

We continue to work with financial institution partners to add risk capacity to the market, fill gaps in the private sector and help more Canadian companies. We also explore and advance opportunities to reach more companies through our credit insurance network.

Our joint partner programs include the TELP and the Sustainable Financing Guarantee (SFG) pilot, both of which grew to include new partners in 2023. TELP was expanded to offer the solution to Canadian exporters through eight financial institutions, including Accord Financial, our first alternative lender, and First Nations Bank of Canada. Having these institutions as financial partners will help spread the benefits of exporting to more Canadian businesses, including those led by women, Indigenous peoples, Black and other racialized communities, persons with disabilities, and members of the 2SLGBTQI+ communities(1), and will ultimately bolster

(1)	Two-Spirit, lesbian, gay, bisexual, transgender, queer, intersex, and additional people who identify as part of sexual and gender-diverse communities.

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INCLUSION We know it takes people with different ideas, strengths, interests and cultural backgrounds to succeed. Inclusive trade 25 Supplier diversity 29 Inclusion, diversity and equity 30 Talent and leadership programs 31 Accessibility 31 24 EDC 2023 Integrated Annual Report | Inclusion

Inclusive trade

As part of our 2030 strategy, EDC continues to evolve to ensure more Canadian companies owned and led by members of equity-seeking groups can access capital, contracts and relevant trade solutions.

We define equity-seeking groups as women, Indigenous peoples, Black and other racialized communities, persons with disabilities and the 2SLGBTQI+ community. People in these groups face unique barriers in business, ranging from shared challenges (limited networks or financial history) to institutional blocks (unconscious bias, racism, sexism). These realities are intensified when multiple dimensions of diversity are present.

Accessing capital remains one of the most significant barriers that diverse-owned companies face. In 2023, we deepened EDC’s relationships with financial institutions that have similar goals to promote equity for underserved groups. We do this by sharing best practices and learnings, hosting joint events for customers, making introductions and cross-referrals, and exploring product innovation for inclusive trade companies.

EDC continued to improve the relevance of our services for equity-seeking Canadian exporters to help facilitate their international growth. As of November 1, 2023, inclusive trade companies seeking EDC financing qualify under the social category of EDC’s new Sustainable Finance Framework.

Internally, EDC provides training to enable inclusive trade as part of the ESG curriculum and frontline sales training. In 2023, we shared inclusive trade stories and challenges internally to build awareness and increase the accessibility of our services. We want to ensure that our frontline staff and contact centre communications are inclusive and the resources we share are relevant.

Our partners

We rely heavily on our broader partner ecosystem to raise awareness and promote the benefits of exporting to equity-seeking groups. Key initiatives included:

•  Working with our inclusive trade partners to organize trade-focused presentations for smaller groups of diverse entrepreneurs and engaging one of our partners, the Forum for International Trade Training (FITT), to deliver the content of Exporting 101 sessions.

•  Presenting Tools of the Trade sessions, with the Business Development Bank of Canada (BDC) and Trade Commissioner Service (TCS), to multiple groups. These sessions describe various programs and services, including the Trade Accelerator Program.

•  Embedding inclusive trade in our work with Startup Canada by supporting its new Women Exporters program with promotion, outreach and content development.

•  Investing in funds to support the growth of diverse founders such as BKR Capital, Raven Capital and the Indigenous Growth Fund, among others.

•  Collaborating with Canada’s supplier diversity councils, including CGLCC—Canada’s chamber of commerce advocating for more than 100,000 2SLGBTQI+ owned and operated businesses—and the Inclusive Workplace and Supply Council of Canada.

See page 46 for more information on the Sustainable Finance Framework.

25	EDC 2023 Integrated Annual Report | Inclusion

Inclusive Trade Investments Program

Our $200 million Inclusive Trade Investments Program (ITIP) seeks to address challenges and create more opportunities for diverse-owned and led businesses by addressing one of their main barriers to growth—equitable access to capital.

The program expands on our previous commitment under the Women in Trade Investments Program.

EDC has allocated more than $270 million to businesses and funds, thus exceeding the original $200 million we committed to invest through ITIP. We continue to allocate funds with no upper limit.

Targets and results

EDC has far surpassed our targets for women in trade and also exceeded our 2023 target for serving Indigenous customers.

While we did not meet our 2023 target for Indigenous business facilitated, we are expanding opportunities to deploy capital that will ultimately help build Indigenous export capacity.

Women in trade

•	EDC served a total of 4,297 customers, exceeding our 2023 (cumulative) target of serving 2,000 unique customers.

•	EDC facilitated $8.7 billion in business for women in trade, exceeding our 2023 (cumulative) target of $6 billion.

Indigenous business

•	EDC served a cumulative 414 Indigenous customers, exceeding our 2023 (cumulative) target of serving 400 unique Indigenous customers.

•	EDC facilitated $563 million in business for Indigenous clients. This was below our target of $650 million.

4,297

EDC served a total of 4,297 women in trade customers, exceeding our 2023 (cumulative) target of serving 2,000 unique customers.

TARGETS AND RESULTS

The 2023 targets do not represent an upper limit of support available for exporters. There is no maximum amount of financial support from EDC available to equity-seeking groups. Rather, the targets are in place to focus EDC efforts and to track progress.

(1) Prior year number of customers served and business facilitated are occasionally restated due to updated business classification for inclusive trade owned/led companies.

(2) Unique customer count is used to ensure each customer that is served multiple times over the years is counted only once.

(3) Our support for Indigenous businesses, while coming in below our initial expectations, continues to grow as we actively seek to better understand and address the needs of Indigenous companies.

26	EDC 2023 Integrated Annual Report | Inclusion

Women in trade

Limited access to capital, difficulty finding foreign clients and lack of a strategic growth plan are some common export barriers that women cite. EDC is dedicated to helping Canadian women-owned and led businesses succeed globally by providing the financial solutions and insights they need to grow confidently. To share knowledge, and to help women network and overcome business challenges, EDC supports many events each year, including these key initiatives in 2023:

•	Worked through our long-standing partner Coralus to select a cohort of 26 entrepreneurs from various sectors to gain access to training, knowledge and resources, participate in peer-to-peer and expert discussions, and have one-on-one sessions with a TCS representative. Of the entrepreneurs selected to become “Activators” in this program, 60% were already selling outside of Canada, and the rest were planning to do so. Participants said the cohort equipped them with new connections and knowledge to move forward with their export plans.

•	Presented at the StrikeUP Canada digital conference for women entrepreneurs on how to scale business and the value of exporting. StrikeUP Canada convenes women entrepreneurs and the broader ecosystem to promote equity and inclusive economic growth.
•	Co-sponsored a virtual conference hosted by the Women’s Enterprise Organizations of Canada to promote the advantages of exporting.

•	Supported events hosted by Le Réseau des Femmes d’affaires du Québec, which is dedicated to the economic development of women-owned businesses in Quebec and provides members with advice and assistance in preparing for trade missions

Indigenous business

Approximately 7% of Indigenous companies export their goods and services, compared with an average of more than 12% among all Canadian businesses.(1) Many factors contribute to this gap in export performance, including a lack of access to capital and financial services. There are significant opportunities and shared benefits in addressing these gaps. Our work focuses on advancing economic reconciliation and improving the accessibility and relevance of EDC’s financial solutions for Indigenous businesses.

A key initiative for 2023 was to strengthen and deepen our strategic engagement with partners, including Indigenous business organizations, financial institutions and government agencies. We also supported and participated in many events and educational webinars throughout the year.

This included:

•	Sponsoring Pow Wow Pitch to support pitch competitions and funding for Indigenous entrepreneurs.

•	Sponsoring and participating in several major Council for the Advancement of Native Development Officers (Cando) events, including the Annual National Conference, the Youth Economic Development Summit, and the BC Links to Learning conference.

•	Sponsoring the National Aboriginal Capital Corporations Association’s (NACCA) annual Indigenous Prosperity Forum. This year also saw growing disbursements from NACCA’s Indigenous Growth Fund, to which EDC has committed $35 million.

•	Maintaining our key relationship with the Canadian Council for Aboriginal Business through our Patron membership and participation in conference advisory committees.

•	Participating in the SOAR Indigenous business program through export training sessions for Indigenous entrepreneurs.

•	Building a stronger strategic partnership with the First Nations Major Projects Coalition (FNMPC) through increased engagement at the executive level and significant sponsorship of FNMPC events.

(1)	Source: Adàwe: Export experiences of Indigenous entrepreneurs

27	EDC 2023 Integrated Annual Report | Inclusion

We supported the implementation of TELP within the Indigenous banking teams of our financial institution partners. Following this, the program was extended to the First Nations Bank, which culminated in the first completed TELP transactions in June 2023.

Indigenous participation in major projects

There is growing recognition that a larger role is needed for Indigenous businesses in Canada’s economy. Indigenous consent, ownership and equity participation are necessary to advance Canada’s transition economy and resource development (including energy, mining, critical minerals, forestry, renewables, hydrogen, wind and related infrastructure). Projects with full and equal Indigenous partners are likely to be more successful and competitive through reduced tensions, de-risking of the regulatory process, stronger local supply chains and improved approaches to addressing environmental concerns. Yet, access to capital remains a key challenge in seeking equity ownership in these projects.

Our strategic partnerships with Indigenous organizations, such as FNMPC and Cando, and financial institutions aim to increase access to competitive capital and financing expertise to support Indigenous ownership and participation in major projects. This work also extends to supporting more Indigenous participation and procurement within the extensive supply chains around these projects. To this end, we are developing strategies to engage more closely with local Indigenous businesses and economic development corporations.

Black and racialized exporters

EDC works to create an equitable playing field that enables more businesses owned and led by Black and racialized Canadians to achieve success in global markets. However, the reality is still very inequitable, and more than 76% of Black and racialized founders experience discrimination when trying to access or secure resources including financing(1). To shape and advance our support for Black and racialized businesses in 2023, we:

•	Undertook capacity building to help identify critical gaps, barriers to success and growth opportunities with our partners, including Black-led grassroots organizations funded by the Black Entrepreneurship Program and other financial institutions.

•	Leveraged EDC’s Coralus partnership and brought in a prominent financial player in the Black business ecosystem, the Federation of African Canadian Economics. We jointly brought together 17 Black women founders for a series of educational workshops, and mentorship, storytelling and connection sessions.

•	Sponsored the Salon International de la Femme Noire, highlighting the talent of Black-owned businesses and showcasing their range, value and contribution.

•	Supported organizations, including the BCW23 Business Expo, that focus on convening business and community leaders to effect change and enhancing access to economic opportunities for Black and immigrant founders.

•	Made inroads into Black tech and agri-food business hubs and made progress in providing Black exporters with financial and technical capabilities to tap into new markets.

(1)	Source: Inclusive Entrepreneurship: Exploring the Barriers Facing Black Entrepreneurs in Canada (Senate of Canada and Abacus Data)

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Supplier diversity

Our spending on goods and services with suppliers was approximately $255 million in 2023, and we are committed to sharing these opportunities with a diverse range of suppliers, including equity-seeking groups. Our Procurement Policy and Guideline require internal buyers to include a diverse supplier, where available, on the short list when procuring between $100,000 and $600,000 of goods or services.

We worked internally to raise awareness about the products and services offered by diverse suppliers, and externally to promote understanding of EDC’s procurement processes. We hosted our second Meet the Buyer event in 2023, focused on HR services, and 24 suppliers participated. We also participated in matchmaking and networking events and shared 10 notices of competitive procurement opportunities with diverse supplier councils.

	2023 TARGETS 2% diverse supplier spend as a % of total procurement spend	$5 million of diverse supplier spend	60 contracts with diverse suppliers

2023 RESULTS
	We spent $5.6 million across 58 contracts with diverse suppliers.	Our spending with diverse suppliers accounted for 2.2% of our total procurement.	Our spending with diverse suppliers increased by nearly 65% in 2023 compared with 2022.

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Inclusion, diversity and equity We value and respect the differences among our employees and customers and celebrate the diversity of our global organization. We believe in taking a data-driven, evidence-based approach to inclusion, diversity and equity (ID&E) initiatives. Using advanced people analytics, we identify ID&E gaps in our organization that would benefit from additional focus, and address them by strengthening core HR practices and processes such as recruitment, development and retention. Some of our 2023 initiatives included: tracking gaps in the representation of women and visible minorities in leadership through the introduction of an enhanced dashboard; embedding ID&E into core learning programs; applying an ID&E lens to talent management processes; targeting diversity hiring through more inclusive language in job postings; and collaborating with global partners to build and strengthen our ID&E initiatives. We are committed to providing accessible and inclusive experiences for our employees and customers, including those with disabilities. See the Accessibility discussion on page 31 for more information. Increasing our bilingual proficiency, particularly at the leadership level, is also a corporate priority. We provide a best-in-class language training program to enable employees to communicate with colleagues and customers in English and French. Workforce composition by equity-seeking group(1) % Visible minorities 30% 2025 target 2022 34.8% 2023 36.4% % Indigenous peoples 3% 2025 target 2022 2.3% 2023 2.3% % Persons with disabilities 8.5% 2025 target 2022 7.5% 2023 7.6% Leadership(1) % Female 50% 2025 target 2022 53.0% 2023 51.4% % Visible minorities 25% 2026 target 2022 21.7% 2023 19.9% Employees by gender(2) Gender diverse 0.1% Male 47.3% Female 51.9% 50% 2025 target Wage parity ratio (women: men) 98.8% % Visible minorities—Black 7% 2025 target 2022 8.2% 2023 8.2% % 2SLGBTQI+ 5% 2025 target 2022 4.3% 2023 4.2% See our ESG Scorecard or the Data Appendix for more details on our metrics and performance. (1) Results are based on responses received from the self-identification survey. EDC’s overall self-identification rate for 2023 is 78.7%. (2) Total will not add up to 100% as a small percentage of employees responded “prefer not to answer” in the self-identification survey. 30 EDC 2023 Integrated Annual Report | Inclusion

Talent and leadership programs

We are modernizing our talent programs to continue to attract, develop and retain our most important asset: our people.

Part of this modernization included updating our job architecture and compensation framework in 2023 in order to prepare for compliance with pay equity legislation in 2024. The federal Pay Equity Act came into force in August 2021 and seeks to address systemic wage imbalances that may exist between male and female dominated jobs of comparable value. EDC is required to post a pay equity plan in collaboration with a pay equity committee by September 4, 2024.

The work to modernize our talent programs will continue in 2024, with updates to EDC’s competency framework and further alignment and integration of our various talent programs. These changes will be aligned with our broader ID&E objectives.

Leading with impact

Investing in our leaders is a vital initiative critical to our 2030 strategy and to meeting the current and future needs of Canadian exporters.

Our Leading with Impact development program was launched in March 2023 to empower and equip leaders with the right skills to enhance the employee experience and deliver a better customer experience.

The Leading with Impact model articulates leaders’ key competencies and expected behaviours that will help shift EDC’s workplace culture over time. The five key leadership dimensions enable leaders to:

•  drive results;

•  communicate vision;

•  lead change;

•  build connections; and

•  develop talent.

More than 200 people leaders at all levels were trained in 2023. Similar workshops are being planned for our regional and international leaders in 2024 as we work to further evolve and embed these five behaviours into our talent programs.

Accessibility The Accessible Canada Act (ACA) came into force in 2019 to help create barrier-free communities, workplaces and services for all Canadians by 2040.

EDC is committed to creating accessible, inclusive and equitable experiences for our customers, employees and Canadians, specifically for people with disabilities. We are prioritizing accessibility focus areas and embedding them into our planning and budget cycles.

Our three-year Accessibility Plan (2023–2025) describes our planned actions to prevent or remove barriers to accessibility.

In 2023, we started to implement the plan and, among other activities, we:

•  published our first Accessibility Progress Report, which discusses steps taken and lessons learned about improving the customer and employee experience;

•  had EDC’s Ottawa head office, known as the Ottawa Community Hub, certified by the Rick Hansen Foundation through its national certification program, which measures and certifies the level of meaningful access to buildings and sites, and indicates how sites can be improved; and

•  participated as a corporate partner in Accessible Procurement: Models for Driving Inclusion & Innovation, an 18-month research project to assess procurement barriers that can negatively impact disabled business owners and employees.

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SUSTAINABILITY We embed environmental, social and economic sustainability into everything we do. ESG vision and framework 33 Environmental and social risk management 34 Engaging with our stakeholders 35 ESG and our customers 36 Our commitment to climate action 37 Cleantech 42 Our support for Canada’s oil and gas sector 44 Sustainable finance 46 Sustainable bonds 47 Advancing human rights 48 32 EDC 2023 Integrated Annual Report | Sustainability

ESG vision and framework
Our commitment to strong environmental, social and governance practices is at the centre of our business strategy. Not only are ESG practices key to our organization’s sustainability, they are also imperative to the long-term success of Canadian companies.

Four objectives underpin our approach:

1.  Building for resilience. We are focusing our ESG efforts on enabling resilient business by developing EDC’s foundational capabilities.

2.  Equipping our customers. We are enabling our customers to identify their ESG risks and opportunities while supporting them with solutions and knowledge to help them achieve their ESG objectives.

3.  Amplifying our impact. We are working within the trade ecosystem to promote responsible business and enable positive impact.

4.  Foster our culture. Build an intentional, thriving ESG culture underpinned by our purpose-driven team.

ESG governance

Robust governance is critical to our goals. These include embedding strong ESG practices into everything we do and delivering on our commitment to achieve net zero emissions by 2050.

Our governance approach incorporates stakeholders at all levels of the organization, beginning with our Board of Directors, which oversees our ESG efforts and contributes to the evolution of our strategy. Our Chief Risk and Sustainability Officer chairs the ESG Executive Committee, which discusses strategic direction, reviews results and receives regular reporting on the progress of our ESG-related initiatives. Details about ESG governance at EDC can be found on our website.

THE PATH TO NET ZERO

We believe that supporting the transition to a lower carbon and climate-resilient economy is key to a sustainable future for Canada.

EDC's 2022 Net Zero Update was developed to provide transparency on EDC's path to becoming a net zero institution by 2050, including the decarbonization of our portfolio and operations. Key elements and focus areas of our plan include calculating financed emissions, setting interim climate targets, reducing operational GHG emissions, and increasing capital through sustainable finance initiatives.

View our **2022 Net Zero Update** for more information on our net zero commitment.

33 EDC 2023 Integrated Annual Report | Sustainability

Environmental and social risk management

Climate change, human rights, corporate governance and other non-credit-related risks can affect the sustainability and reputation of a business, the strength of stakeholder relationships, and the well-being of individuals and communities.

Our Environmental and Social Risk Management (ESRM) Policy Framework guides how we approach this aspect of our business, and consists of:

•  ESRM Policy

•  Environmental and Social Review Directive

•  Climate Change Policy

•  Human Rights Policy

•  Transparency and Disclosure Policy

With considerable input from various stakeholders, we review and revise our ESRM policies every three years to ensure they remain relevant and aligned with international frameworks. We published new Board-approved policies in March 2023, after responding to feedback received during extensive consultations in 2022. All policies are publicly available on our website. Read more about the ESRM Policy Framework, our review process and our stakeholder response paper on our website.

  Read more about the ESRM Policy Framework, our review process and our stakeholder response paper on our website.

Audit of Environmental and Social Review Directive

In 2023, the Office of the Auditor General (OAG) of Canada issued a report on EDC’s Environmental and Social Review Directive (ESRD), which is part of our broader ESRM Policy Framework, described above. The directive is one of the processes through which we manage environmental and social risks for project-related reviews.

The performance audit conducted by the OAG focused on whether the design of the ESRD was suitable, whether its requirements were being implemented, and whether it was aligned with the Government of Canada’s environmental and social commitments. The OAG report described the audit findings and recommendations.

EDC welcomed the OAG recommendations, as they are an important element of how we continuously improve our due diligence processes under the ESRD. All of EDC’s project financing is governed by our broader ESRM Policy Framework, and our application of the ESRD aligns with international standards. Conducting business in a responsible manner is an integral part of EDC’s values. Our priority is to ensure we have the right processes to identify risks and make good decisions, which means having processes that reflect best practices in the financial sector for export credit agencies and ESG practices more broadly.

  Read our full response to the OAG report on our website.

Materiality

Our materiality assessments help us identify, understand and manage the ESG risks and opportunities that matter most to our business and stakeholders. We continue to act on the feedback received in our 2021 Materiality Assessment, which guides our planning and decision-making concerning ESG initiatives.

ESG materiality matrix

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Engaging with our stakeholders

Our 2030 strategy places ESG principles and practices at the core of our corporate decisions, and we consult with stakeholders regularly on ESG issues. Strengthening our responsible business practices requires listening to stakeholder perspectives across the trade ecosystem.

Those topics and issues included:

•  governance;

•  implementation of the Glasgow Statement;

•  the clean energy transition;

•  the role of biomass as a source of renewable energy;

•  risks for human rights defenders;

•  applying a gender/women’s rights lens in EDC’s due diligence process; and

•  increasing transparency on our ESG initiatives.

We also discussed our Indo-Pacific strategy to obtain feedback and determine what networks and resources could strengthen our planned work in the region.

While most of our engagement is done through formal consultations, we also receive feedback through social media, phone calls and more. Written enquiries to our Chair and CEO, along with our responses, are posted on our website.

At EDC, our stakeholders include our customers, partners, industry leaders and public sector stakeholders. Our engagement objectives are to:

•  ensure stakeholders are heard and their views are reflected in our processes;

•  gather feedback on best practices and expectations;

•  respond to stakeholders in a timely manner;

•  increase participation to ensure a more diverse and inclusive engagement; and

•  report on the progress EDC has made.

Civil society roundtable

In June 2023, EDC convened its second civil society roundtable, engaging with organizations about our ESG-related operations and performance. EDC executives, including President and CEO Mairead Lavery, shared how our ESG approach has evolved in recent years, and listened to the topics and issues that are top of mind for civil society stakeholders.

Select stakeholder engagement initiatives

Stakeholders:	They expect us to:	Select 2023 initiatives:

Customers and industry associations	• Consider and prioritize the international competitiveness of Canadian companies

•  Collaborated with business associations, chambers of commerce and think tanks on issues such as rebuilding Ukraine, decarbonization and sectors of the future

•  Increased international outreach with a heightened focus on the Indo-Pacific region, such as the B20 in India, the Team Canada Trade Mission to Japan, the Asia Pacific Foundation of Canada conference in Singapore, and the Asian Exim Banks forum in Australia

•  Continued engagements with leading regional business associations such as QG100, OG100 and the Canada West Foundation

•  Hosted our seventh Cleantech Export Week, bringing together sector experts, companies and partners

Government of Canada EDC reports to the Minister of Export Promotion, International Trade and Economic Development

•  Act on the priorities outlined in the annual Statement of Priorities and Accountabilities and report on how EDC is addressing the government’s policy priorities

•  Align with best practices relating to ESG

•  Deliver on our net zero commitments

•  Chaired the Minister’s Business, Economic and Trade Resilience Committee (see page 23)

•  Worked closely with Global Affairs Canada, Finance Canada, Environment and Climate Change Canada, and Natural Resources Canada to support Canada’s transition to a low-carbon economy

Civil society organizations

•  Demonstrate a clear commitment to sustainable and responsible business

•  Align with the government’s commitments to mitigate climate change and respect human rights

•  Place restrictions on the level of risk accepted in transactions

•  Increase our transparency and disclosure practices

•  Published updated policies under our ESRM Policy Framework

•  Held second civil society roundtable to seek input on our ESG practices and performance

•  Engaged bilaterally with members of civil society and Indigenous communities

International organizations Includes our peers, other global bodies and groups through which we help tackle global issues and shape standards

•  Share experiences and help advance best practices with other financial institutions and ECAs

•  Help advance international rules and level the playing field for the global use of export credits

•  Represent the voice of Canadian exporters

•  Participated at COP28 and engaged with peer ECAs to advance climate action

•  Shared best practices with ECAs on environmental and social due diligence requirements, phasing down fossil fuel support and developing innovative products

•  Through G7 Heads of ECA group, collaborated on support for Ukraine and reconstruction efforts, climate and energy transition, and supply chain uncertainties

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ESG and our customers

Canada wins when more exporters become global champions through responsible business growth, which is why ESG practices underpin our corporate strategy. We want to amplify our impact by equipping Canadian businesses with knowledge so they can consider and act on ESG opportunities and risks.

In 2023, we focused on building our ESG capacities, skills and resilience and more deeply integrating ESG practices across our organization.

As part of this focus, we assigned clear mandates for the sustainable finance, policy and research, reporting and outreach, and climate teams. We are better positioned to help our customers advance ESG practices by strengthening our expertise and internal processes.

We continued to expand ESG training for our employees to help EDC have informed conversations with Canadian companies on ESG topics, and we added new training modules on social topics to ensure all employees have a baseline understanding of social issues material to EDC’s business, including human rights, inclusive trade, community investment and ID&E.

$12.2B

Provided a record $12.2 billion in support for cleantech business in 2023, achieving our target two years ahead of schedule.

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Our commitment to climate action

Helping our customers take on the world and protecting it in the process.

A renewed call for climate action

The record temperatures and extreme weather events in 2023 served as a stark reminder of the need for more immediate climate action. The impacts of our changing climate are becoming costlier, and it’s clear that all nations and all sectors of their economies have roles to play in addressing these challenges.

As Canada’s export credit agency, our mandate is to help Canadian companies of all sizes succeed in global markets. Underlying our support is a commitment to sustainable, responsible and inclusive business, aimed at strengthening the way trade serves society and our planet. The future of business needs to be a sustainable one, and if we’re not moving ahead, we’re falling behind. For Canadian exporters to remain competitive on the global stage, it is imperative that we help them transition to the low-carbon economy of the future. This is at the core of making Canada and the world better through trade.

For EDC, 2023 was a year of progress. We continued to expand our efforts to meet our climate commitments and worked with our customers to enable solutions that will create a more sustainable future.

Our approach

Our climate approach is driven by our commitment to achieve net zero emissions by 2050 across our business lines and operations, pursued in tandem with our strategy to help Canada regain its standing as a leader in international trade. We continue to refine and strengthen our climate governance and strategy, ensuring a strong foundation, through our policies, commitments and partnerships, to support Canadian companies on their own climate journeys.

Climate Change Policy

Our Climate Change Policy provides the strategic foundation of our commitments to address climate-related risks and opportunities, through measurement, engagement, sustainable financing, risk management systems and reporting. In 2023, we updated our policy as part of our wider ESRM Policy Framework review.

Notable changes to the policy include:

•	committing to more transparent disclosure of the emissions impact of EDC’s financial portfolio;

•	formalizing our commitment to reduce portfolio and operational emissions, including through the development of science-based interim targets;

•	enhancing our stakeholder engagement approach to encourage efforts toward a just transition; and

•	clarifying our commitments regarding our thermal coal business.

Aligning with the Task Force on Climate-related Financial Disclosures

Since 2018, EDC has disclosed how we are assessing climate-related risks and opportunities in alignment with the recommendations of the TCFD.

View our 2023 Climate-Related Disclosure for more information about our performance and for updates on EDC’s climate strategy and initiatives.

37	EDC 2023 Integrated Annual Report | Sustainability

2023 CLIMATE HIGHLIGHTS 2023 was a year of continued environmental action and exciting progress for us at EDC. Here are just a few of the climate-related highlights of the year. PROVIDED A RECORD OF MORE THAN $12 BILLION in support for cleantech business in 2023, achieving our target two years ahead of schedule. PUBLISHED THE EDC SUSTAINABLE FINANCE FRAMEWORK for greater visibility into how we track and report on sustainable finance. BECAME A FOUNDING MEMBER OF THE NET ZERO EXPORT CREDIT AGENCIES ALLIANCE (NZECA), a new initiative by the Glasgow Financial Alliance for Net Zero (GFANZ) that encourages members to reach net zero by 2050. PARTICIPATED IN CLIMATE-RELATED SUMMITS including the World Biodiversity Summit, the Sustainable Finance Summit, the Building Momentum Toward Net Zero conference and the World Energy Transition Summit to advance conversations on topics including decarbonization, sustainable finance, nature-based solutions and more. PARTICIPATED IN THE UNITED NATIONS CLIMATE CHANGE COP28 CONFERENCE to engage with ECAs, the Berne Union Climate Working Group, the Export Finance for Future (E3F) Coalition and various financial institutions on key ESG issues. CONTRIBUTED TO THE MODERNIZATION OF THE OECD ARRANGEMENT on Officially Supported Export Credits, which included expanding the scope of climate-friendly projects and technologies, ensuring they benefit from more favourable financing terms. CHAIRED THE BERNE UNION CLIMATE WORKING GROUP, a dialogue between ECAs to solve climate challenges and help facilitate the low-carbon transition. EXCEEDED OUR CLIMATE TARGET to reduce exposure in six of our most carbon-intensive sectors by 45% from 2018 baseline levels by 2023. 38 EDC 2023 Integrated Annual Report | Sustainability

OUR 2050 NET ZERO COMMITMENT

INTERIM TARGETS PORTFOLIO Reduce our financing support to the six most carbon-intensive sectors by 45% below 2018 levels by 2023. TARGET ACHIEVED AND EXCEEDED AIRLINES Achieve a 37% reduction in emissions per passenger kilometre by 2030 against a 2020 baseline. NOT ON TRACK TO MEET THE TARGET* OIL AND GAS Achieve a 15% reduction in our financing portfolio related to upstream oil and gas production by 2030 and a 3% shift in the composition of that production from oil to gas against a 2020 baseline. ON TRACK TO MEET THE TARGET CLEANTECH Achieve $10 billion in business facilitated in the cleantech sector in 2025. TARGET ACHIEVED AND EXCEEDED OPERATIONAL EMISSIONS Achieve a 32% reduction in Scope 1, 2 and Scope 3 business travel emissions by 2030 from a 2019 baseline. ON TRACK TO MEET THE TARGET LONG-TERM TARGET BY 2050, WE WILL REACH NET ZERO EMISSIONS IN OUR PORTFOLIO AND OPERATIONS KEY FOCUS AREAS CUSTOMER ENGAGEMENT Engage with our customers on climate matters to obtain a better understanding of their transition plans and needs, and adjust our approach to enhance our support for their climate transition efforts. PARTNER, INDUSTRY AND PUBLIC SECTOR ENGAGEMENT Pursue opportunities to share knowledge and best practices specific to climate and net zero approaches to facilitate change at scale. SUSTAINABLE FINANCE Equip our customers with the capital they need to grow their business in alignment with net zero. ENABLING FOUNDATIONAL CAPABILITIES Governance Data Training and capacity building Communications and disclosure * Relative exposure to the emissions-intensive airline sector increased due to unexpected early payments. SHORT- TO MEDIUM-TERM PRIORITIES Increase engagement and knowledge-sharing with EDC customers on climate and net zero transition opportunities, including supporting mechanisms for net zero technologies and services offered by Canadian exporters. Continue to develop external relationships with organizations that are strategic to our net zero commitment, to enable us to support a level playing field as we decarbonize across borders. Finance strategic transition opportunities to support the global shift to a low-carbon economy. Continue to refine accountabilities and roles for climaterelated risk and opportunities management, data quality and implementation planning. Continue to enhance data and reporting infrastructure to measure, monitor and report on our progress. Integrate climate change within EDC’s risk management processes and build the capability to manage transition and physical risks at transaction and portfolio levels. Continue to enhance disclosures with global reporting standards. Implement operational emissions abatement opportunities. 39 EDC 2023 Integrated Annual Report | Sustainability

2023 climate targets

Prior to our 2050 net zero commitment, we set an interim target to reduce exposure in six of our most carbon-intensive sectors by 45% by 2023 from 2018 baseline levels. By the end of 2023, exposure to our six most carbon-intensive sectors was $6.9 billion, compared to $22.4 billion in 2018. We not only met our target but exceeded it, achieving a reduction of 69%.

The success of EDC’s first climate target was the result of full participation across the organization, at all levels of leadership and operations. The initial purpose of this 2023 target was to address the areas of climate risk exposure in our portfolio. As this 2023 target comes to an end, we are shifting to an impact- and engagement-based approach that will allow EDC to continue managing our own portfolio risks, while supporting sectors in transition.

2030 science-based sector targets

In 2022, EDC set science-based sector targets for 2030, starting with two sectors representing a significant share of our financing portfolio and associated emissions: airlines and upstream oil and gas. In 2023, we automated the calculations of progress toward these targets, and visualized them through a dashboard. This allows greater transparency and helps avoid errors from manual calculations. As part of our commitment to aligning with best practices, we continue to engage with industry experts to learn about the latest methodologies and scenarios for science-based targets.

View our 2023 Climate-Related Disclosure for more information on our performance and for updates on these two sectors.

Net zero for our operations

Although the majority of our GHG emissions are associated with our financing activities, it’s important that we reduce our own operational emissions.

View our 2023 Climate-Related Disclosure for more information on our reduction goals.

Climate finance in developing countries

In 2023, we provided $397.5 million in climate finance support as part of the Government of Canada’s commitment to the UN Framework Convention on Climate Change, which is directed to low- carbon or carbon-resilient transactions in developing countries.

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Climate-related risk

The resilience of our business depends on our ability to manage current and future climate change impacts. This requires us to fully integrate our climate risks/opportunities assessment process with enterprise processes, and to adapt our strategy and financial planning process accordingly.

Identifying and assessing climate risks

Our Environmental and Social Risk Management Policy Framework includes policies, procedures and positions that ensure transactions are subject to rigorous environmental and social assessment. When identifying and assessing climate risks, we consider both transition risks (risks related to the transition to a lower carbon economy) and physical risks (risks related to the physical impacts of climate change, including chronic and acute risks) and the potential impact on our customers.

For more information about how we manage climate-related risks, please read our 2023 Climate-Related Disclosure.

Scenario analysis

We are continuing to build our technical capabilities to model the impacts of different climate change scenarios, because we recognize that being able to better assess climate-related risk will improve our decision-making. In 2023, we tested the impact of the Network for Greening the Financial System’s Current Policies scenario as of 2050. We will continue to evolve our portfolio climate scenario analysis approach to reflect emerging regulatory requirements and assess the impact on forecasts of future portfolio exposures. Moreover, we will continue to incorporate the results of our climate scenario analysis into our risk management, financial planning and strategy.

Biodiversity

EDC recognizes the importance of nature in achieving global climate and human rights objectives, and acknowledges biodiversity and ecosystem services loss as issues of increasing significance to our stakeholders, our shareholder and the planet. Using global frameworks and initiatives as a guide, in 2023 we prioritized education, awareness and capacity building. We developed and undertook an internal biodiversity awareness campaign to educate employees on the importance of biodiversity to EDC and our customers, and engaged in numerous external activities focused on knowledge sharing, partnerships and collaboration.

For more information on our biodiversity efforts, please refer to our 2023 Climate-Related Disclosure.

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Cleantech

Demand for cleantech innovations that lower carbon emissions and mitigate impacts on land, air and water is increasing. This demand has been driven by a surge of public policy commitments and private sector investments in the climate and energy security transition. EDC’s latest cleantech report notes that the global cleantech market was expected to grow to US$1.7 trillion in 2023.

Cleantech business facilitated as at December 31, 2023 (in millions of Canadian dollars)

EDC is one of Canada’s largest financiers in this sector. For more than a decade, we have helped Canadian cleantech companies of all sizes succeed globally. We believe that by empowering changemakers, we’re powering progress.

We provided a record of more than $12.2 billion in support for cleantech business and served 444 companies in 2023, exceeding our $10 billion target two years ahead of schedule. This was a 39% increase from $8.8 billion in business facilitated and 392 companies served in 2022. We saw increased demand in 2023 for our direct lending, project finance and bonding solutions in various subsectors, including renewable energy, agriculture, transportation and infrastructure. We also supported more larger-scale projects in the renewable energy sector compared to 2022.

CLEANTECH TARGET AND RESULTS

$10B TARGET SET — 2022

$12.2B ACHIEVED — 2023

In 2023, EDC achieved its goal two years ahead of schedule.

2024

TARGET DATE — 2025

"With the early achievement of this target, we are proud to be supporting the accelerated international growth and recognition of Canadian cleantech, while progressing on our commitment to reach net zero by 2050."

Mairead Lavery, *President and CEO, Export Development Canada*

CLEANTECH CUSTOMERS SERVED, BY SUBSECTOR

Renewable and non-emitting power generation 173
Water and wastewater 48
Extractive and industrial materials 36
Transportation and sustainable mobility 34
Recycling and recovery 32
Energy infrastructure/smart grid 30
Energy efficiency/green buildings 29
Agriculture and forestry 25
Other 19
Biofuels and bioproducts 12
Air, environment and remediation 6

42 EDC 2023 Integrated Annual Report | Sustainability

Cleantech Export Week

Each year, we bring innovators, partners and financiers together at our Cleantech Export Week, a signature conference that raises awareness of EDC as a convenor and expert. In 2023, our seventh year, we enabled more access than ever by hosting events in Ottawa (also livestreamed), Toronto, Montreal and Vancouver. With the theme of Powering collaboration and accelerating progress: Canadian cleantech in the race to decarbonization, we shared insights on opportunities in the United States and Europe, provided networking opportunities and explored various aspects of the cleantech landscape.

Carl Burlock, EDC’s Executive Vice-President and Chief Operating Officer, kicked off the live event in Ottawa with a powerful forecast: “Globally, the cleantech industry is expected to reach US$26 trillion over the next 10 years, and by 2030, there will be 10 times more electric vehicles (EVs) on the road. That growth offers a great opportunity to build out Canada’s EV and critical minerals infrastructure.”

Themes, challenges and opportunities

Experts reflected on how Canada can do more to reach our climate goals and quicken our pace, and noted a growing need to think about eliminating GHG emissions, not just reducing them. Yet challenges include the combination of inflation and interest rates, incentives pulling cleantech investment to markets like the United States and Europe, and a lack of long-term policy clarity (such as investment tax credits). Speakers highlighted issues such as low seed-stage and late-stage funding, a migration of cleantech startups and talent to other markets, and a widening gap in private research and development.

On the opportunity side, participants noted that collaboration is critical in the drive to decarbonize. Committed partners, including EDC, BDC, venture capitalists, banks and government entities, can take an “all hands on deck” approach to achieving climate goals. For Canadian cleantech companies to scale, international sales are necessary, and to achieve this, they need domestic reference clients. Therefore, Canadian governments, corporations and funders need to embrace Canadian cleantech solutions more often—and quickly. We can accelerate decarbonization by using existing and emerging Canadian cleantech; building our critical minerals to electric vehicle value chains; adopting technology such as heat pumps; expanding our renewable energy expertise to new markets; and financing emerging technologies like carbon capture, utilization and storage, and hydrogen.

As noted in our annual cleantech report, addressing “the startup to scale up” support gap is critical to the success of the Canadian cleantech sector. Investments need to be channelled across clean energy value chains and nascent technologies.

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Our support for Canada’s oil and gas sector

The oil and gas sector, while accountable for a significant portion of Canada’s emissions, is an important part of Canada’s economy and is expected to remain so during the global energy transition. Strategically supporting Canadian companies operating in carbon-intensive sectors as they innovate to reduce their emissions is an important part of our strategy and commitment to net zero. It is also one of the ways we’re supporting the transition to a lower carbon future.

2023 support

EDC’s reporting follows the North American Industry Classification System (NAICS), a global reporting system used by the federal government and other international agencies. As a result, our business support for the oil and gas sector includes transactions that relate to an oil and gas company’s adoption or purchase of cleantech solutions that reduce its carbon or environmental footprint. It also includes indirect business such as electricity trading.

Our cleantech-related support for the oil and gas sector totalled $102 million in 2023, a decrease from $464 million in 2022. While the number of cleantech transactions increased to eight in 2023 from three in 2022, they were of smaller value compared to the previous year. The amount of cleantech-related support will fluctuate year-over-year given that transactions vary in scope and size.

As outlined below and consistent with previous years, the majority of our business support to the sector in 2023 was indirect, through short-term insurance coverage(1) and bonding(2). Together, the insurance and bonding support represent 88% of our overall business facilitated for the sector.

We support Canadian oil and gas companies on the condition that they meet our requirements, including alignment with our net zero climate targets, our commitments under the Glasgow Statement and our broader set of ESG-related expectations. For example, we consider a company’s climate reporting practices and emissions reduction plans, its ability to manage environmental and social risks in compliance with laws and regulations, and its alignment with industry best practices.

Additionally, we adhere to Canada’s federal climate policy commitments. This is why, as of January 1, 2023, EDC no longer provides new direct financing to the unabated international fossil fuel sector. This aligns with our commitment to the Government of Canada’s emissions reduction plans, and is consistent with the Paris Agreement and our adherence to the Glasgow Statement. Further, we no longer provide new indirect business support (i.e., insurance, bonding or guarantees) for Canadian oil and gas producers’ international upstream and downstream operations. EDC’s exposure—existing, committed business that has not yet reached maturity—falling under the scope of the Glasgow Statement decreased to $1.6 billion in 2023 from $2.5 billion in 2022. This business will not be renewed as maturity dates are reached.

We continue to monitor the Canadian and international policy environments closely and work with our government partners to ensure we remain aligned with Canada’s climate actions and objectives. For example, in July 2023 the Government of Canada released its framework and guidance related to inefficient fossil fuel subsidies. It also committed to phasing out public financing of the fossil fuel sector, with its first actions being to study current public financing by 2024 and releasing an implementation plan later that year. Although EDC provides commercial business support and not subsidies, we will support the government as it undertakes its review.

(1)	Short-term insurance coverage refers to EDC’s accounts receivable insurance, which protects a company from losses in the event of non-payment from their buyer.

(2)	EDC’s bonding support provides an up to 100% risk transfer guarantee to the Canadian exporter’s financial institution, allowing the company to access greater working capital.

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Breakdown of EDC support:

year-over-year

•  A 42% reduction in direct financing (i.e., loans) to the Canadian oil and gas sector, from $1.5 billion in 2022 to $870 million in 2023. This was driven by a significant decrease in direct financing to companies that provide equipment and services to oil and gas producers. Of our 2023 direct financing support, approximately $80 million was cleantech-related.

•  A 25% reduction in short-term insurance coverage, from $6.8 billion in 2022 to $5.1 billion in 2023. In 2023, 43% of this insurance support was specifically related to electricity and energy trading of both traditional fossil fuels and renewable energy such as wind, solar and hydroelectric. As energy sources cannot be separated out, the amount reported includes both fossil fuel and non–fossil fuel related support.

•

•

Increasing support for cleantech and renewable energy

Beyond supporting Canada’s oil and gas sector during the global energy transition and as companies work to decarbonize, we are putting increased focus on Canada’s cleantech and renewable energy sectors.

In 2023, EDC exceeded its cleantech target—of facilitating $10 billion in business in 2025—two years early, reaching a record high of $12.2 billion in business facilitated, compared to $8.8 billion in 2022 (see page 42 of this report for more information). Our support for the renewable power generation sector increased 41% year-over-year, representing $8.9 billion of our overall cleantech support in 2023. This was driven by an increase in support for several wind and solar power projects.

Our support for Canada’s cleantech sector is an essential element of our 2030 strategy and our plan to achieve net zero emissions by 2050.
For more in-depth reporting on our climate performance and commitment to net zero, please read our 2023 Climate-Related Disclosure.
41% Our support for the renewable power generation sector increased 41% year-over-year, representing $8.9 billion of our overall cleantech support in 2023.

•  A 30% increase in bonding coverage, from $1 billion in 2022 to $1.3 billion in 2023.

Across the above products and inclusive of cleantech and energy trading–related transactions, EDC facilitated a total of $7.3 billion of direct and indirect business in the oil and gas sector(1) in 2023, compared to $9.3 billion in 2022, a 22% reduction. In 2023, our support to the sector represented 6% of EDC’s overall business facilitated of $131.4 billion.

2023 support for oil and gas 2022 support for oil and gas

(1)

In 2023, EDC updated its reporting for the oil and gas sector following a validation exercise to ensure the underlying NAICS codes matched our sector definition, which includes all support to oil and gas companies for traditional, cleantech or transition activities. Numbers reported in 2022 have been restated to reflect the updated 2023 oil and gas sector definition.

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Sustainable finance

We are working to reduce Canada’s trade gap while supporting the responsible use of global natural resources, reducing negative environmental impacts on the planet and increasing equitable outcomes for people. Sustainable finance is one of our primary tools to do this.

portfolio as well as exclusions from this categorization. These activities were developed with reference to relevant industry guidelines, with the support of Morningstar Sustainalytics.

Among the eligible green categories are renewable energy, energy efficiency, pollution prevention, green buildings, clean transportation, and sustainable water and wastewater management. Among the eligible social activities are our inclusive trade programs aimed at supporting entrepreneurs and business owners from equity-seeking groups. Additional eligible social activities include financial services to Indigenous nations (First Nation, Inuit and Métis peoples) or Indigenous community-owned economic development corporations and businesses, to enable equity participation, support social and economic opportunities and build export capacity. Among the eligible transition activities are carbon capture, utilization and storage, low-carbon intensity fuels, natural gas–fired power or heat generation meeting GHG and methane leakage criteria, and the decarbonization of manufacturing and infrastructure facilities.

Sustainable Financing Guarantee (SFG)

Our SFG was introduced in 2022. This pilot product aims to help medium- and large-sized Canadian businesses transition away from carbon-intensive operations. It is a risk-sharing solution in partnership with several Canadian financial institutions. Program funding can support sustainable initiatives such as hydrogen solutions, renewable infrastructure and grid modernization, in line with each financial partner’s sustainable finance framework.

In 2023, the pilot expanded to include four partner Canadian financial institutions: the Bank of Montreal, Royal Bank of Canada, Desjardins and the Canadian Imperial Bank of Commerce. The program has a capacity of $500 million per financial institution partner and is one of our tools for supporting the sustainability and transition activities of Canadian businesses.

Sustainable Finance Framework

We released the EDC Sustainable Finance Framework in 2023, which outlines our approach to classifying direct financing transactions as sustainable. It provides visibility into how we track and report on what we consider sustainable finance. This framework came into effect on November 1, 2023, and will support our commitment to reach net zero emissions by 2050. It is separate from, and in addition to, EDC’s Sustainable Bond Framework.

Through the Sustainable Finance Framework, EDC will provide capital to support sustainable activities that enable businesses to grow while they are transitioning to more sustainable business practices and achieving their ESG objectives. It allows us to be more intentional with risk so we can use the full breadth of our risk appetite to provide support that might not otherwise be available to exporters.

The framework categorizes and discusses the green, social and transition activities eligible for EDC’s sustainable finance

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Sustainable bonds

EDC’s deep-rooted commitment to sustainability, combined with its large-scale financing capabilities, positions the organization to play an important role in supporting innovative projects that are addressing the climate crisis and systemic social inequity.

Issuing sustainable bonds enables us to raise funds from ESG-focused investors, which can then be directed to impactful projects all over the world. And it’s been an effective program to date; since the issuance of our first green bond in 2014, we’ve provided approximately $2.4 billion in funding to companies and projects that are contributing to environmental protection or the mitigation of climate change.

The first decade of the bond program exclusively featured green bonds, and in 2022 we expanded the Green Bond Framework into a Sustainable Bond Framework, adding new categories for social bonds and transition bonds.

The goal of this evolution is to enable greater financial flexibility to support social and transition initiatives. We’re also acutely aware of the growing scrutiny around sustainable finance investments, and recognize the importance of developing credible key performance indicators with demonstrated social and environmental impacts. While no new bonds were announced in 2023, we anticipate issuances under the new framework in 2024–2025.

More information on the performance of EDC’s sustainable bond program in 2023— including impact metrics, asset descriptions and program improvements—can be found in the 2023 Sustainable Bond Impact Report.

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Advancing human rights

As an employer, a procurer of goods and services, and a lender with global reach, we have a responsibility to uphold human rights as we support Canadian exporters in growing their business internationally. EDC’s human rights practices continue to evolve as we demonstrate our strong commitment for the respect of human rights around the world.

Policy review

EDC’s Human Rights Policy is reviewed every three years through a consultative process involving both internal and external stakeholders. In early 2023, we released our updated Human Rights Policy as part of our wider ESRM Policy Framework review. Key changes include:

•  Improved transparency in our decision- making process for managing customer relationships to provide greater clarity and visibility.

•  Replaced the term “vulnerable peoples” with “groups at heightened risk of vulnerability or marginalization” to better align with best practices.

•  Added language on the notion of exiting customer transactions and/or relationships in a responsible manner if an exit is being considered, recognizing that our first course of action is to use leverage and enable remedy.

Our approach and progress

Our approach to human rights is guided by the United Nations Guiding Principles on Business and Human Rights (UNGPs). These principles are recognized as the authoritative global standard for guiding responsible business conduct with respect to human rights. As we progress on the implementation of the UNGPs, we remain focused on building our expertise in managing human rights risks and impacts and reporting on our performance. Read more about our progress in our 2023 Human Rights Report, which covers the reporting period from January 2022 to December 2023.

New developments,

evolving threats

Human rights are threatened on a number of fronts. Climate disasters, loss of biodiversity, public health crises, rapid technological developments such as artificial intelligence (AI), widening wealth inequality, growing complexities in supply chains and the changing nature of work are all risks threatening human rights globally. In response, we strive to evolve and strengthen our human rights program and be a strong voice for respecting human rights.

Integrating human rights principles

Human rights principles are integrated throughout our operations, from our employees to our interactions with customers and suppliers.

•  Our people: Abiding by the Canadian Human Rights Act and related standards, EDC is committed to respecting the human rights inherent to each employee. We foster an inclusive and fully accessible work environment free from discrimination, harassment and harm, and provide appropriate communication channels for employees to address their concerns.

•  Our customers: Through our due diligence, we aim to help our customers build a better understanding of their human rights responsibilities and encourage them to implement appropriate policies and processes in line with the UNGPs.

•  Our suppliers: EDC is committed to sourcing goods and services from suppliers who respect human rights, ethics and the environment, and have responsible policies and practices.

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PERFORMANCE HIGHLIGHTS 2022–2023* 15.5% of transactions in 2023 underwent enhanced human rights risk screening. 96% of employees trained on human rights through our ESG 201 e-learning course introduced in 2023. UPDATED OUR HUMAN RIGHTS POLICY to strengthen and clarify our commitments and processes. ROLLED OUT LEVERAGE AND REMEDY TOOLKIT to help EDC employees implement our Principles on Leverage and Remedy and Human Rights Policy commitments. ESTABLISHED A DEFENCE AND SECURITY POSITION to guide our due diligence. KICKED OFF SALIENCY EXERCISE to identify and prioritize the human rights at risk of the most severe negative impact through EDC’s activities and business relationships. FACILITATED $2.3 BILLION IN BUSINESS VOLUME AS PART OF EDC’S INCLUSIVE TRADE STRATEGY supporting women, Indigenous, Black, 2SLGBTQI+ and racialized communities, and people with disabilities. IN 24% OF CASES IN 2023, EDC PROVIDED RECOMMENDATIONS TO HELP CUSTOMERS identify and mitigate human rights risks. * Highlights reflect our reporting period, January 1, 2022 – December 31, 2023. 49 EDC 2023 Integrated Annual Report | Sustainability

Managing human rights risks

In our due diligence process, we pay attention to actual or potentially severe human rights impacts on groups at heightened risk of vulnerability or marginalization. During the 2022–2023 reporting period, the most frequent human rights risks encountered through our customer relationships and transactions included:

•	environmental impacts on human rights;

•	inadequate labour and working conditions;

•	unsafe workplaces;

•	lack of community engagement;

•	public health;

•	vulnerable peoples/Indigenous rights;

•	forced labour and modern slavery; and

•	military/armed conflict.

During the 2022–2023 reporting period, we applied heightened scrutiny to three sectors due to their elevated risks to human rights: telecom and software; defence and security; and global supply chains.

Read the 2023 Human Rights Report to learn about our approach for these sectors.

Collaborating to drive impact

EDC engages with diverse stakeholders, including EDC’s ESG Advisory Council, customers, civil society organizations (CSOs), industry and trade associations, financial institutions, other export credit agencies and international partners, in our efforts to uphold human rights. We also engage closely with our shareholder, the Government of Canada, to ensure alignment with Canadian priorities and policies regarding human rights.

Where a risk is identified, we work with customers to understand the risk and support their efforts to identify, prevent and mitigate adverse human rights impacts. As part of our due diligence process, we conduct a full assessment of the risks and seek to address them with our customers. This can involve asking specific questions about their human rights practices and giving them information and guidance to improve their practices and effectively manage risks and impacts.

In 2023, we engaged with multiple stakeholders on human rights. Some highlights include:

•	facilitating a roundtable discussion with representatives of seven CSOs with expertise in climate, human rights, transparency and governance, to better understand their human rights concerns;

•	co-chairing a human rights–focused working group alongside our export credit agency peers to support updating the OECD Common Approaches; and

•	contributing to the development of five new due diligence tools to enhance access to grievance mechanisms and enable effective remedy, as part of the Equator Principles Association working group.

For the full list of our engagement activities conducted over the 2022–2023 reporting period, consult the 2023 Human Rights Report.

The path ahead

We aspire to do more to further embed and promote respect for human rights within and beyond EDC. We plan to build on our strong foundation with new and enhanced initiatives. Some of our key priorities for 2024–2025 include:

•  Governance and policies: Develop principles on responsible exit to meet the commitments we have made in our updated Human Rights Policy.

•  Engaging with stakeholders and advancing best practices: Continue to engage in international fora to strengthen human rights best practices, such as through the ongoing review of the OECD Common Approaches and joining Shift’s Just Transition Practice Group.

•  Human rights risk management: Undertake a focused saliency exercise to identify and prioritize evolving human rights risks.

•  Tracking and reporting our performance: Develop impact-based metrics to assess our human rights performance.

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2022–2023 HIGHLIGHTS Human rights risk screenings by region 15.5% of transactions underwent enhanced human rights risk screenings 152 89 67 39 25 5 1 North America Europe Asia and Oceania Africa Middle East Various Latin America Human rights risk screenings by sector 97 68 54 31 30 28 27 21 14 8 Information and communications technology Manufacturing Infrastructure, power generation, transmission and distribution Other Retail, sales and services Aerospace Mining, metals and heavy industry Surface transportation Oil and gas Agriculture, aquaculture and forestry Human rights–related risks identified in environmental and social screenings 9.0% Employee labour, working conditions or occupational health and safety 12.2% Environmental issues that present risks to people (e.g., water scarcity, deforestation, pollution) 22.0% Supply chain management (e.g., forced labour, child labour, human trafficking) 1.6% Indigenous peoples, community engagement or land acquisition and resettlement 28.6% Infringement on freedom of expression or right to privacy 26.7% Security practices of companies or service providers Note: Percentages do not add to 100 due to rounding. The total percentage breakdown presented represents a subset of all screenings. This breakdown excludes any screenings where a transaction was flagged for multiple risks spanning several categories or the unique risk identified could not be attributed to the common risk themes. 51 EDC 2023 Integrated Annual Report | Sustainability

CARING Beyond business, we care for people, their well-being and their growth. Community investment 53 Youth education scholarships 53 Employee resource groups (ERGs) 54 52 EDC 2023 Integrated Annual Report | Caring

Community investment

Our community investment program focuses on three areas: giving back to those in need in local and international communities, supporting the next generation of community leaders through our Youth Education Program and empowering our employees, partners and other community members through funding, connections and growth opportunities.

Youth education

scholarships

Our Youth Education Program recognizes students and young leaders attending Canadian universities, colleges or CEGEPs for their outstanding academic achievements and dedication to community service. A total of $135,000 in scholarships was awarded to 27 post-secondary students in 2023.

In addition to the 20 international business scholarships provided in previous years, we introduced seven new community leadership scholarships in 2023 for post-secondary students from equity-seeking communities. These recipients demonstrated dedication to supporting and advancing their communities through extra-curricular and volunteer initiatives. Our employee resource groups (ERGs) were instrumental in the creation of these categories. Representatives from six of our ERGs were part of the scholarship nomination and selection committee. A seventh scholarship was created to support Ukrainian empowerment and academic achievement.

The new scholarships and expanded scholarship program support future changemakers and their commitment to a more sustainable, equitable and responsible world. Since 2000, EDC has awarded more than 600 scholarships, totalling $2 million, as part of the Youth Education Program.

2023 Community Investment Day

Our 2023 Community Investment Day, held on June 15, was an opportunity for all EDC employees to connect with colleagues, locally and nationally, through volunteer activities. More than 800 employees participated in over 40 volunteer activities (in person and hybrid) across Canada.

2023 Government of Canada Workplace Charitable Campaign

EDC employees participate in the largest workplace fundraising campaign in Canada every fall. The named beneficiaries of this campaign are the United Way Centraide and HealthPartners; however, employees have the option of donating to any registered charity that is important to them. In 2023, EDC employees and alumni across Canada raised $381,128 for 125 charities.

Other community investment initiatives:

•  $108,448 for the Government of Canada Workplace Charitable Campaign

•  68 EDC-sponsored employee volunteer days

•  4,904 hours volunteered by employees and board members

•  EDC and its employees raised more than $80,000 in four donation-matching campaigns (Türkiye–Syria earthquake, Canadian wildfires, Morocco earthquake and Israel–Gaza humanitarian crisis).

800+

More than 800 employees

participated in over

40 volunteer activities

(in person and hybrid)

across Canada.

The EDC Halifax team volunteers at a wildlife rehabilitation centre for Community Investment Day.	Jonathan Chan, International Business Scholarship recipient (Sauder School of Business at the University of British Columbia)
Aanya Baindur, 2SLGBTQI+ Community Leader Scholarship recipient (Sprott School of Business at Carleton University)

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Employee resource

groups (ERGs)

Our ERGs are voluntary groups of employees with shared characteristics or life experiences, and they continue to play a vital role in our ID&E strategy.

ERGs support the ID&E strategy by providing valuable insights pertaining to identified gaps in employee experience. They provide a safe space for employees to share ideas and expand networks. They also contribute to employee engagement by creating a shared sense of community, belonging and pride in the workplace.

EDC has nine ERGs, each with an executive sponsor: Black, DiversAbility, Francophonie, Growing Professionals, Indigenous, Mosaic, Latin+, 2SLGBTQI+ and Women. We also have two affinity groups (employees with a common purpose or interest): Environmental and Family Ties. These groups worked collaboratively on ID&E events, including Black History Month, Capital Pride Parade, National Day for Truth and Reconciliation, and many others.

Hundreds of EDC employees marched in support of the 2SLGBTQI+ community at the Capital Pride Parade in downtown Ottawa.
Maria-Alba Benoit Mariaca Environmental & Social Associate Advisor, Chair of the Environmental Resource Group (EDC’s Sustainability Stewards)

ERG events

Pride 2023

To celebrate Ottawa’s Pride Week and Pride celebrations across Canada, more than 200 EDC employees marched in the annual Pride parade. This marked our third time participating in the event, and our largest contingent of employees ever. Pride events bring us together to support the rights and values of the 2SLGBTQI+ community at EDC and around the world. Throughout Pride Week, the 2SLGBTQI+ ERG organized and hosted activities including a Progress Pride flag-raising ceremony at headquarters in Ottawa and a virtual discussion with 2SLGBTQI+ owned companies to hear about their experiences.

Black History Month celebrations at the Ottawa

Community Hub

Some of our other ERG events included:

•  Black History Month: We celebrated the resilience, perseverance and adaptability drawn from the Black experience in Canada and around the world, while highlighting the diverse cultures within EDC’s Black community.

•  International Women’s Day: We reinforced our commitment to women’s advancement in trade with several events and discussions.

•  National Day for Truth and Reconciliation: We honoured the survivors of residential schools and the children who never returned home, encouraged employees to sign a Truth and Reconciliation pledge, and hosted a cultural awareness workshop.

•  Latin+: We celebrated our Latin+ employees with workshops throughout the year, and the opportunity to participate in biweekly conversational Spanish lessons.

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INTEGRITY We do the right thing, even when it’s hard. We’re open, ethical, genuine and fair. Responsible business 56 Executive Management team 62 Corporate governance 58 Corporate representation 63 Board of Directors 62 55 EDC 2023 Integrated Annual Report | Integrity

Responsible business

With a mandate to help Canadian companies do business in some of the most challenging markets in the world, it’s critical for EDC to have strong policies, guidelines and controls. We are committed to maintaining and supporting sustainable and ethical business practices to drive economic prosperity, increase transparency and demonstrate global stewardship.

Risk management

The long-term, sustainable success of EDC customers hinges on our knowledge of international trade and ability to take on and manage risks. Our activities expose us to financial, operational and strategic risks, including ESG risks, across a diverse economic and political landscape.

Our risk management governance, practices and risk appetite continue to evolve to align with our corporate strategies and business priorities. This evolution is informed by assessments of EDC’s risk maturity and control environments, which drive risk prioritization discussions at the executive level and with the Risk Management Committee of the board. We continue to strengthen our practices and systems to support our strategy, including ensuring appropriate operating risk management with the right organizational structure, monitoring and reporting.

EDC takes a practical approach to risk management that emphasizes quantifying risk to inform decision-making and identifying trade-offs that will enable us to reach our strategic objectives responsibly and with sound governance. Several 2023 initiatives supported this approach:

•  Updated EDC’s Risk Taxonomy and Risk Appetite Framework to clearly define risks and measures to monitor financial, operational and strategic risks.

•  Modernized our rapid response capabilities to quickly assess and respond to global emerging risk issues affecting EDC and our customers.

•  Updated and launched new mandatory training for all employees on financial crimes, ESG, cybersecurity, and other risk management topics that continue to evolve.

•  Continued enhancing risk data, tools and reporting.

Ethical conduct

Our commitment to high ethical standards is one of our values and is integral to our reputation and ability to deliver value for Canadians.

In 2023, EDC’s Board of Directors approved an updated Code of Conduct that incorporates the importance of leading with our values; enhances guidance on mutual respect, handling confidential information, EDC assets, and interactions with suppliers; and provides new content on financial crimes and external fraud.

We also revised and updated the EDC Conflict-of-Interest Standard, which guides employees and leaders on how to assess, disclose, approve and mitigate the risks of potential conflicts of interest, such as outside employment, business and political activity. We strive to foster a culture of psychological safety, where speaking up is encouraged and demonstrates commitment to our values. In 2023, we launched a new dashboard to share disclosure statistics with employees, demonstrating EDC’s transparency in the reporting of concerns and compliance with the requirement to disclose conflicts of interest.

Preventing financial crimes

Our financial crimes program employs the Three Lines of Defence model, reinforced through a risk governance framework that balances comprehensive business processes with oversight and controls.

The financial crimes program comprises four pillars: baseline due diligence, risk assessment, enhanced due diligence and monitoring. It evolves in response to changing regulatory expectations and industry developments.

In 2023, EDC completed its transition to an automated risk assessment tool that operates across our suite of products. We also refined our existing processes to enhance governance and oversight. This is reinforced through monitoring and testing, quality assurance, reporting, training and other initiatives designed to increase awareness, transparency and accountability.

Over the course of 2023, we engaged closely with external stakeholders, such as peer ECAs, Canadian government organizations and OECD representatives, to ensure alignment with emerging financial crime risks. Canada was the subject of a fourth-phase monitoring review by the OECD Working Group on Bribery. The goal of the Phase 4 report was to evaluate and make recommendations on Canada’s implementation of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions.

The report, published in October 2023, identified areas for improvement in the broader Canadian context—including recommendations regarding export credits and raising awareness among small and medium-sized enterprises (SMEs) of foreign bribery—and directed positive feedback at EDC.

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Transparency and disclosure

Our Transparency and Disclosure Policy sets out a framework for disclosing information about our business in a way that balances the confidentiality required by our customers with the accountability and details sought by interested Canadians.

We consulted with stakeholder groups in 2022 about EDC’s disclosure practices as part of our broader ESRM Policy Framework review. We received positive feedback related to our transaction and project-level reporting, as well as suggestions for improvements. In our stakeholder response paper, published in 2023, we committed to enhancing our reporting in key areas raised. These changes are reflected in our updated Transparency and Disclosure Policy.

To enhance climate-related reporting, in 2023 we began identifying financing transactions categorized as cleantech as part of our individual transaction disclosures. We use our transaction disclosure web pages to report this information and to specify which transactions—including loans, guarantees and equity transactions—have been categorized as cleantech.

To align with best practices in transparency and disclosure, in 2023 we published all previously disclosed transactions since the policy’s origination in 2001 on our website.

This is the fourth year EDC has reported on the aggregate number of prospective financing and insurance transactions that were turned down due in whole or in part to ESG-related risks.

2023 PROCESS AND RESULTS

(1) Reasons why EDC may not support a transaction include, but are not limited to, the following: (1) EDC may assess the credit or non-credit risks as too high; (2) a company may not provide the required information in the course of due diligence; (3) the transaction does not fit with EDC’s mandate or business strategy. We remain open to reassessing transactions and prospective customers pending new information or changes that meet our expectations or requirements. In some cases, EDC may work alongside, and continue some forms of support to, a company that is in the process of implementing improvements.

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Corporate governance EDC’s mandate, powers and objectives are established by statute of the Parliament of Canada through the Export Development Act.

Board renewal and 2023 highlights

Vivian Abdelmessih was appointed Chair of the board in March 2023. Her extensive and diverse experience as a financial services professional, as well as her deep board experience, ensures continued excellence in board leadership. EDC also acknowledges and thanks Lindsay Gordon, who served as Interim Board Chair until March 2023.

Board renewal continued to be a priority. In 2023, two selection processes led by the Privy Council Office were completed to fill the vacant chair position and five director positions. Three directors continued to serve beyond the end of their terms, as permitted by the Export Development Act, and two director positions were vacant at year-end. EDC wishes to acknowledge the contributions of Andrea Stairs and the late Karen MacWilliam, both of whom stepped down from the board in 2023.

The board is gender balanced, reflecting the organization’s commitment to inclusion, diversity and equity.

Other focus areas for the board included shareholder priorities such as the Indo-Pacific strategy and budgetary reductions, new geopolitical and economic uncertainties and implementation of our 2030 strategy.

As a financial Crown corporation that operates on commercial principles, EDC is governed by a board of directors whose representatives are from the private sector.

Board stewardship

The board, along with the Executive Management team, ensures that the Corporation’s strategic direction and Corporate Plan are aligned with the Government of Canada’s trade priorities. Board members also act as a link between EDC and the shareholder, the Government of Canada. In this regard, the board is informed by guidance from the Minister of Export Promotion, International Trade and Economic Development through a Statement of Priorities and Accountabilities (SPA). The SPA complements the ongoing dialogue between EDC and its shareholder.

In November 2023, the board recommended the 2024–2028 Corporate Plan to the shareholder and Minister for approval.

Accountability and operations

With the exception of the President and CEO, the board is independent of EDC’s management. The two entities have an effective working relationship, with the board regularly reviewing the allocation of responsibilities. The EDC bylaws regulate board proceedings and establish matters for which the board has reserved authority. The Board Charter elaborates on the board’s stewardship roles and responsibilities and provides additional detail on board proceedings.

At each board and committee meeting, time is reserved for directors to meet with the CEO and separately without the CEO. The Audit Committee meets in camera in three sessions: with representatives of the Office of the Auditor General of Canada; with EDC’s Senior Vice-President and Chief Internal Auditor; and as the full Audit Committee without the CEO.

The Risk Management Committee holds regular in-camera sessions with the Chief Risk and Sustainability Officer, as well as with the Vice-President and Chief Compliance & Ethics Officer. Additionally, directors receive agendas and materials for, and are welcome to attend, any committees of which they are not members, with the exception of the Executive Committee and the Nominating and Corporate Governance Committee, where membership and participation are generally reserved for the chair and vice-chair of the board and the chairs of the board committees.

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ESG and ethical conduct oversight

The board oversees the Corporation’s overall ESG direction and strategy, as well as the Environmental and Social Review Directive. The board received the OAG’s report on its audit of the ESRD in 2023. For more information, see page 34.

The board strengthened its collective ESG competency through ongoing director development and certifications. Directors took part in development training sessions on financial crime and AI, participated in training to learn more about cleantech and other sectors of the future, and engaged with the Minister of Environment and Climate Change Canada to learn more about Canada’s priorities. Additionally, 82% of directors hold a Competent Boards ESG designation (GCB.D), covering enterprise risk, business complexity, technological disruptions, and social and environmental obligations. ESG was a standing item on the meeting agendas of the board and the Business Development and Performance Committee (BDPC). All other committees applied an ESG lens in fulfilling their mandates. The board received regular ESG updates from the Chief Risk and Sustainability Officer, in addition to hearing from the shareholder and civil society representatives.

Board Chair Vivian Abdelmessih served as the board representative at EDC’s ESG Advisory Council meetings in 2023. This group of experts advises and guides EDC on its ESG practices.

The board promotes an ethical business culture and is sensitive to conflict-of-interest concerns. The board approves EDC’s Employee Code of Conduct, which incorporates the Values and Ethics Code for the Public Sector. It receives regular reports on employee training and sign-off to confirm adherence with EDC’s Code of Conduct. Board members are also expected to perform their roles in accordance with EDC’s Board Code of Conduct, which the board reviews and approves annually. Attestation and training on the Board Code is an annual obligation.

EDC directors file standing declarations of interest and refrain from discussions or voting where a real or potential conflict of interest exists. Board documents are screened to flag companies listed in the standing declarations so that transaction documents are withheld from a director who has declared an interest in a party related to that transaction.

Subsidiary oversight

The board continued to oversee EDC’s wholly owned subsidiary, Development Finance Institute Canada (DFIC) Inc., operating under the trade name FinDev Canada. FinDev Canada is guided by a separate board of directors, whose membership draws from the EDC board (including EDC’s President and CEO, who serves as FinDev Canada’s chair), as well as independent directors.

Transformation and long-term strategy

EDC is in the process of implementing its 2030 strategy. The EDC board received regular updates on transformation efforts, including organizational culture and employee survey results, and engaged with management to implement a robust culture roadmap for promoting the shifts required to achieve desired outcomes. Also notable was the annual strategy day session held at the June board meeting, where the board and EDC management team took stock of the progress made on our strategy, challenged key assumptions and aligned corporate planning with shareholder priorities.

The board maintained a long-term strategic view and helped guide the development of and revisions to EDC’s Corporate Plan, ensuring alignment with shareholder priorities, including the government’s Indo-Pacific strategy and budgetary reductions.

Throughout the year, the board worked closely with the Executive Management team to examine the trends affecting Canadian trade, such as global economic and geopolitical conditions, the climate crisis and supply chain issues, and to engage in divergent thinking about the challenges and opportunities facing Canadian exporters. The board performed an effective challenge function, enabling senior management to address the demands on the organization and to support Canadian companies.

Enterprise risk management

As an export credit agency, we inevitably encounter a variety of financial, operational and strategic risks across a diverse economic and political landscape. Enterprise risk management (ERM) builds risk management practices into EDC’s everyday operations and therefore remains a board priority. In 2023, the board oversaw the Special Model Review to assess adequacy of controls, and participated in tabletop exercises with the management team to ensure continued crisis management readiness, including the annual strategy day session at the June meeting.

Engagement with stakeholders

The board continued to monitor and facilitate effective communication between EDC and its shareholder, the Government of Canada. The board engaged with the Minister of Export Promotion, International Trade and Economic Development on governance, board renewal, shareholder priorities and corporate performance.

Maintaining high-level oversight of EDC’s stakeholder engagement remained a board priority. The BDPC received regular corporate engagement reports and provided guidance while monitoring market conditions, the needs of Canadian exporters and investors, the priorities of EDC’s shareholder and the expectations of other stakeholders. The board received regular reports on inclusive trade and opportunities to support equity-seeking businesses, and on EDC’s international performance. It engaged with stakeholders in the medium and small segments, sectors of the future, and partners focused on scaling climate solutions.

Senior management evaluation and succession

As part of its responsibilities, the board evaluates the annual performance of the President and CEO, executive and senior vice-presidents and other designated positions. Set by the Human Resources Committee, the President and CEO’s annual performance objectives and metrics are directly related to EDC achieving objectives in the Corporate Plan. The Human Resources Committee reviews performance based on these objectives and metrics, and makes recommendations to the board. The board provides the government with recommendations for the President and CEO’s performance rating and variable pay. The Human Resources Committee also reviews the performance and compensation of senior management and certain other positions annually, and it reviews talent management plans and business continuity plans. A focus in 2023 was the development of a work plan that will guide EDC efforts to comply with pay equity legislation starting in 2024. The federal Pay Equity Act seeks to address systemic wage imbalances that may exist between male and female dominated jobs of comparable value.

59	EDC 2023 Integrated Annual Report | Integrity

Board committees

The board is supported by six board committees, and regularly reviews their mandates and terms of reference, which are described below, while specific information on board terms is available here.

Each board member serves on multiple committees.

The Audit Committee ensures the board fulfils its mandate in financial matters, reviews any investigations by the Chief Internal Auditor, approves the plans for internal and external auditors, and ensures adequate resources.

The Audit Committee approves and monitors important capital and administrative expenditures, reviews the implications of new accounting policies, and reviews internal and external audit results. The committee approves quarterly financial statements for public release. All Audit Committee members are financially literate and independent of EDC management.

The committee, chaired by Manjit Sharma, held four regular meetings in 2023. The Audit Committee provided regular reports to the board and engaged frequently with the Chief Internal Auditor and representatives of the Office of the Auditor General of Canada.

The Business Development and Performance Committee advises the board on strategic direction, oversees the execution of the Corporation’s strategy and monitors business performance against approved business strategies, plans and policies.

The committee, chaired by Pierre Matuszewski, held five regular meetings in 2023.

The Human Resources Committee supports the board’s oversight of human resources strategic planning. It approves the management succession plan, employee and executive compensation, and measures and targets for the corporate incentive program. It sets objectives and advises the board on the assessment of the president’s performance, and oversees the design, investment strategy and performance of employee pension plans.

The committee, chaired by Karna Gupta, held five regular meetings in 2023.

The Risk Management Committee supports the board’s oversight of the prudent management of EDC’s capital structure, including the management of credit, market and other enterprise risks. The committee oversees and recommends updates to the internal policy framework governing authorization of EDC’s business activities, and oversees the authorizations required to undertake specific transactions. It reviews and recommends transactions requiring board approval and monitors compliance with the Environmental and Social Review Directive. It also oversees EDC’s compliance and ethics programs and receives updates on portfolio management activities.

The committee, chaired by Pierre Matuszewski, held five regular meetings in 2023. EDC wishes to thank Lindsay Gordon for his time and dedication in serving as chair of the committee until June 2023.

The Nominating and Corporate Governance Committee handles matters relating to EDC’s governance regime. It provides input on the ethics program for directors, selection criteria for appointments of the president and the chair, profiles of the desirable skills and experience required of directors, consideration of board candidates, and board orientation and education programs. It oversees the governance of EDC subsidiaries, assesses board effectiveness, monitors relations with management and reviews the membership and mandates of committees.

The committee, chaired by Board Chair Vivian Abdelmessih, held four meetings in 2023.

The Executive Committee has the authority to exercise certain board powers and meets only if necessary to deal with urgent matters that arise between board meetings. The committee, chaired by Board Chair Vivian Abdelmessih, held two meetings in 2023.

Director remuneration

Compensation paid to directors is set by Order-in-Council. The chair and other independent directors receive an annual retainer for their services and for attending committee and board meetings, plus a fixed per diem for travel time. The following compensation schedule has been in place since 2000, in accordance with the Treasury Board Guidelines:

•  Chair of the board: annual retainer of $12,400; $485 per diem.

•  Other directors: annual retainer of $6,200; $485 per diem.

•  Chairs of committees (other than the Executive Committee) and vice-chair of the board: base retainer plus $2,000.

•  Directors are reimbursed for reasonable out-of-pocket expenses while performing their duties, including travel, accommodations and meals.

There were 15 board meetings (five regular and 10 special) and 28 committee meetings in 2023. Board operations were conducted in-person with hybrid options, with directors and management participating both in-person and by video conference, with the exception of the February meetings, which were held exclusively by video conference. The board met in Toronto in June for its annual strategy session, which included engagement with diverse stakeholders and customers from various sectors.

The total remuneration paid to independent directors, including the chair (annual retainers plus per diems), was $274,380 in 2023, compared to $256,709 in 2022(1). The total for business travel, promotion and meeting expenses paid to board members plus meeting expenses for the board and committees was $145,087 in 2023, compared to $156,273 in 2022(2) (both figures are exclusive of the expenses of the president). The total for the president’s business travel and hospitality expenses in 2023 was $118,456, compared to $42,933 in 2022.

(1)	In 2023, the total number of board and committee meetings held was 43, compared to 30 in 2022, resulting in higher director remuneration paid in 2023.

(2)	The increase in board travel costs relates to the Board Chair’s orientation and onboarding in 2023, as well as an overall increase in the cost of travel.

60	EDC 2023 Integrated Annual Report | Integrity

Board attendance(1)

Membership and attendance of EDC Board of Directors committees in 2023

	Total Compensation (retainer plus per diem payments)	Audit Committee Meeting (3 = quorum)	Business Development and Performance Committee Meeting (3 = quorum)	Human Resources Committee Meeting (3 = quorum)	Nominating & Corporate Governance Committee Meeting (3 = quorum	Risk Management Committee Meeting (4 = quorum)	Board of Directors Meeting (6 = quorum)	Executive Committee Meeting	Exinvest Annual Meeting(2)

Abdelmessih, Vivian	$39,612.50	5/5	4/4	5/5	3/3	5/5	10/10	2/2

Boivin, Pierre	$20,750.00		4/5	3/3		5/6	15/15		1/1

Culbert, Heather	$16,627.50	4/5		3/6	4/4		10/15	2/2	0/1

Gordon, Lindsay	$26,887.50	5/5	1/1	6/6	2/3	6/6	13/15	1/1	1/1

Gupta, Karna	$31,670.00	5/5	5/5	6/6	4/4		15/15	2/2	1/1

Lavery, Mairead	$–			6/6	4/4	6/6	15/15	2/2	1/1

MacWilliam, Karen	$3,975.00					1/1	4/5		1/1

Matuszewski, Pierre	$31,722.50		5/5	6/6	4/4	6/6	14/15	2/2	1/1

McLeese, Robert	$20,507.50	5/5				6/6	15/15		1/1

Payette, Richard	$23,175.00	5/5	4/5			3/3	15/15		1/1

Sharma, Manjit	$25,902.50	5/5	4/5		2/4		12/15	0/2	1/1

Stairs, Andrea	$8,677.50		2/3	2/3			7/8		1/1

Yuers, Kari	$20,022.50	5/5	5/5				14/15		1/1

Total	$269,530.00

EXINVEST	$4,850.00

Total	$274,380.00

(1)

Attendance variances reflect the following board and committee composition changes in 2023: V. Abdelmessih was appointed to the board on March 31, 2023; L. Gordon acted as Interim Board Chair until March 30, 2023; A. Stairs stepped down from the board on June 30, 2023; K. MacWilliam stepped down from the board in April 2023; P. Boivin was appointed as a member of the Human Resources Committee on June 22, 2023; and R. Payette was appointed as a member of the Risk Management Committee on June 22, 2023.

(2)

Exinvest is a Tier 2 (dormant) subsidiary of EDC, established in 1995. All EDC directors serve as directors of Exinvest, which meets annually to maintain basic corporate life cycle management subject to regulatory requirements.

61	EDC 2023 Integrated Annual Report | Integrity

Board of Directors Vivian Abdelmessih (Chair) Toronto, ON Karna Gupta (Vice-Chair) Oakville, ON Pierre Boivin Sainte-Foy, QC Heather J. Culbert Calgary, AB Lindsay Gordon Vancouver, BC Pierre Matuszewski Montreal, QC Robert S. McLeese Toronto, ON Richard Payette Montreal, QC Manjit Sharma Toronto, ON Kari Yuers Vancouver, BC Executive Management team Mairead Lavery President and Chief Executive Officer Carl Burlock Executive Vice-President and Chief Operating Officer Scott Moore Executive Vice-President, Finance and Chief Financial Officer Lorraine Audsley Senior Vice-President and Chief Risk and Sustainability Officer Susannah Crabtree Senior Vice-President, People and Culture Guillermo Freire Senior Vice-President, Mid-Market Group Sven List Senior Vice-President, Corporate and International Group Dominic Mailhot Senior Vice-President and Chief Information Officer Julie Pottier Senior Vice-President, Small Business & Partnerships and Head of Insurance Miguel Simard Senior Vice-President and Chief Legal Officer, Special Risks and CEBA Todd Winterhalt Senior Vice-President, Communications, Marketing and Corporate Strategy Officer * Sameer Madhok, EDC’s Chief Internal Auditor, retired in December 2023 and is not shown above. 62 EDC 2023 Integrated Annual Report | Integrity

CORPORATE REPRESENTATION In 2023, we had 16 offices across Canada and 23 international representations, including Singapore (EDC’s Indo-Pacific regional headquarters and our only stand-alone financing branch outside Canada), all focused on connecting with Canadian companies and helping them succeed internationally. Canadian offices Ottawa, ON (Headquarters) Vancouver, BC Calgary, AB Edmonton, AB Regina, SK Winnipeg, MB Toronto, ON Kitchener, ON Mississauga, ON Windsor, ON Montreal, QC Brossard, QC Laval, QC Quebec City, QC Halifax, NS Moncton, NB International representations Chicago, U.S. Atlanta, U.S. Dallas, U.S. (opened in 2023) Mexico City, Mexico Monterrey, Mexico Rio de Janeiro, Brazil Sao Paulo, Brazil Bogota, Colombia Santiago, Chile Dusseldorf, Germany Istanbul, Türkiye London, England Johannesburg, South Africa Dubai, UAE New Delhi, India Mumbai, India Beijing, China Singapore Shanghai, China Hong Kong Sydney, Australia Seoul, Korea (opened in 2023) Jakarta, Indonesia (opened in 2023) Opening in 2024 Tokyo, Japan Manila, Philippines Ho Chi Minh City, Vietnam 63 EDC 2023 Integrated Annual Report | Integrity

Data appendix

Climate change

Greenhouse gas emissions

2030 climate targets—Scope 3 financed emissions science-based targets	Units	Target	2023	2022	2021

Airlines financing portfolio—Emissions per passenger kilometre(1)	g CO2/ passenger km		141.55	130.6	–

Airlines financing portfolio—Percentage reduction in emissions from passenger kilometre(1)%		2030: 37% against 2020 baseline	-7.5%	0.8%	–

Upstream oil and gas financing portfolio— Loan-weighted production volume	Exajoules (EJ)		1.17	1.11	–

Upstream oil and gas financing portfolio—Percentage reduction in loan-weighted production volume	%	2030: 15% against 2020 baseline	37%	40.0%	–

Upstream oil and gas financing portfolio—Share of oil production	%		50.2%	42.9%	–

Upstream oil and gas financing portfolio—Share of production from oil to gas	%	2030: 3% against 2020 baseline	7.2%	13.1%	–
(1) Relative exposure to the emissions-intensive airline sector increased due to unexpected early payments.

Operational emissions science-based target(2)	Units	Target	2023	2022	2021

Absolute percentage reduction in operational emissions (Scope 1, 2 and Scope 3 business travel emissions)%		2030: 32% against 2019 baseline	25.0%	–	–

(2)

In 2023, EDC’s proportionate share of the head office building was corrected from 98.3% to 88.8%, requiring emissions to be reallocated from Scope 1 and 2 categories into Scope 3 emissions from subleased offices. This correction was also retroactively applied to previous year emissions totals, including our 2019 baseline. Refer to GRI 305 in the GRI Standards Content Index for information on calculation methodology.

64	EDC 2023 Integrated Annual Report | Data appendix

Detailed emissions breakdown(1)(2)(3)	Units	2023	2022	2021

Scope 1 and 2

Scope 1—Natural gas and fuel use—Head office ASSURED	Tonnes CO2e	423.7	493.3	431.3

Scope 2—Electricity—Head office ASSURED	Tonnes CO2e	186.1	175.3	206.7

Total—Scope 1 and 2 GHG emissions	Tonnes CO2e	609.8	668.6	638.0

GHG emissions intensity per sq. ft.(4)	Tonnes CO2e/sq. ft.	1.30	1.42	1.36

Scope 3

Waste—Head office(5)	Tonnes CO2e	21.2	19.7	2.8

Waste—Regional offices	Tonnes CO2e	4.4	4.1	0.6

Total—Waste	Tonnes CO2e	25.6	23.8	3.4

Purchased goods and services—Head office procurement	Tonnes CO2e	533.5	104.9	233.9

Total—Purchased goods and services	Tonnes CO2e	533.5	104.9	233.9

Subleased, regional and international office energy consumption—Electricity—Subleased from head office	Tonnes CO2e	19.8	15.1	17.8

Subleased, regional and international office energy consumption—Electricity—Regional office	Tonnes CO2e	166.2	147.2	158.0

Subleased, regional and international office energy consumption—Electricity—International office	Tonnes CO2e	598.0	20.9	13.5

Subleased, regional and international office energy consumption—Natural gas—Subleased from head office	Tonnes CO2e	44.1	41.4	36.4

Subleased, regional and international office energy consumption—Natural gas—Regional office	Tonnes CO2e	21.4	115.3	102.7

Subleased, regional and international office energy consumption—Natural gas—International office	Tonnes CO2e	105.0	2.7	1.7

Total—Subleased, regional and international office energy consumption	Tonnes CO2e	954.5	342.6	330.1

Fuel and energy-related activities—Electricity well-to-tank (WTT) emissions	Tonnes CO2e	251.7	239.8	236.1

Fuel and energy-related activities—Natural gas well-to-tank (WTT) emissions	Tonnes CO2e	79.9	85.3	76.3

Fuel and energy-related activities—Diesel well-to-tank (WTT) emissions	Tonnes CO2e	1.9	–	–

Total—Fuel and energy-related activities	Tonnes CO2e	333.5	325.1	312.4

Business travel—Air travel—Long haul (>3,700 km)—without radiative forcing	Tonnes CO2e	1,217.6	394.1	119.1

Business travel—Air travel—Short haul (<3,700 km)—without radiative forcing	Tonnes CO2e	423.3	150.1	12.0

Subtotal—Air travel	Tonnes CO2e	1,640.9	544.2	131.1

Business travel—Non-air travel—Rail travel	Tonnes CO2e	14.9	7.9	0.1

Business travel—Non-air travel—Hotel stays	Tonnes CO2e	55.1	25.2	1.2

Business travel—Non-air travel—Employee vehicles	Tonnes CO2e	77.1	38.5	3.8

Business travel—Non-air travel—Car rentals	Tonnes CO2e	10.4	5.9	1.8

Subtotal—Non-air travel	Tonnes CO2e	157.5	77.5	6.8

Total—Business travel ASSURED	Tonnes CO2e	1,798.4	621.7	137.9

Employee commuting	Tonnes CO2e	344.0	154.4	147.5

Total—Employee commuting	Tonnes CO2e	344.0	154.4	147.5

Total—Scope 3 GHG emissions	Tonnes CO2e	3,989.5	1,572.5	1,165.2

Total

Total operational GHG emissions—Scope 1, 2 and Scope 3 business travel ASSURED	Tonnes CO2e	2,408.2	1,290.3	775.9

Total GHG emissions—Scope 1, 2 and Scope 3	Tonnes CO2e	4,599.3	2,241.1	1,803.2

GHG emissions intensity per employee	Tonnes CO2e/ employee	2.29	1.11	0.93

(1)

In 2023, EDC’s proportionate share of the head office building was corrected from 98.3% to 88.8%, requiring emissions to be reallocated from Scope 1 and 2 categories into Scope 3 emissions from subleased offices. This correction was also retroactively applied to previous year emissions totals, including our 2019 baseline. Refer to GRI 305 in the GRI Standards Content Index for information on calculation methodology.

(2)	Totals may not add up due to rounding.
(3)

2021 and 2022 GHG emissions have been restated to reflect a change in current methodology. The new methodology includes more accurate assumptions such as the inclusion of backup generator fuel use into Scope 1 emissions, recalculation of EDC’s proportionate share of our head office and the adoption of updated emissions factors.

(4)	Emissions intensity per square foot relates to only Scope 1 and 2 emissions.
(5)	Includes emissions from paper consumption.

65	EDC 2023 Integrated Annual Report | Data appendix

PCAF financed emissions(1)(2)(3)	Units	2023	2022	2021

Commercial loans

Net exposure(4)	$billions	71.08	54.4	50.0

Scope 1 and 2—Emissions (all sectors)	MtCO2e	11.2	13.0	15.4

Scope 1 and 2—PCAF data quality score	n/a	4.8	3.9	3.9

Scope 3 upstream—Emissions (energy and mining sectors)	MtCO2e	8.0	2.0	2.0

Scope 3 upstream—PCAF data quality score	n/a	4.8	4.7	4.4

Scope 3 downstream—Emissions (upstream oil and gas sector)	MtCO2e	2.4	1.3	4.3

Scope 3 downstream—PCAF data quality score	n/a	4.8	3.0	3.3

Project finance

Net exposure(4)	$billions	6.2	16.0	14.0

Scope 1 and 2—Emissions (all sectors)	MtCO2e	2.6	3.7	5.1

Scope 1 and 2—PCAF data quality score	n/a	5.0	5.0	5.0

Scope 3 upstream—Emissions (energy and mining sectors)	MtCO2e	0.6	0.2	0.5

Scope 3 upstream—PCAF data quality score	n/a	5.0	5.0	5.0

(1)

To support EDC’s PCAF financed emissions calculations, we use both reported and estimated emissions. For reported emissions, EDC leverages publicly disclosed emissions via S&P. For estimated emissions, EDC leverages A) S&P provided GICS sector emissions averages for Scope 1, 2 and 3 upstream, and Scope 3 downstream; B) PCAF emissions factors for Scope 1, 2 and 3 upstream; and C) an internal methodology that uses statistical correlation to calculate average emissions, which are extrapolated for the remainder of the portfolio for Scope 3 downstream emissions.

(2)

The PCAF methodology does not cover all potential NAICS codes present in EDC’s portfolio. In instances such as these, EDC used an alternative methodology leveraging S&P emissions data to supplement the missing information and complete the calculation.

(3)

We have included data quality scores consistent with the PCAF guidance, where a Score 1 is the strongest level of data quality and a Score 5 is the lowest level of data quality. We will continue to update our financed emissions disclosure, including our data quality scores, over time as we improve data quality and availability.

(4)	Exposure values used in financed emissions calculations are based on internal definitions used by EDC for tracking purposes, and may differ slightly from financial accounting exposure values.

Carbon offsets & RECs purchased and retired

	Units	2023	2022	2021

Scope 1—Natural gas and fuel use	Tonnes CO2e	424	493	–

Scope 3—Business travel	Tonnes CO2e	1,798	622	–

Carbon offsets purchased(5) ASSURED	Tonnes CO2e	2,222	1,133	–

Scope 2—Electricity	MWh	7,231	6,890	–

Renewable energy certificates purchased(5) ASSURED	MWh	7,231	7,409	–

(5)

As a result of retrospective restatements of operational emissions, carbon offsets and renewable energy certificates for 2022 no longer match reported emissions. Refer to GRI 305 in the GRI Standards Content Index for information on calculation methodology.

66	EDC 2023 Integrated Annual Report | Data appendix

Portfolio climate impact

	Units	Target	2023	2022	2021

2023 climate target(1)(2)

Carbon-intensive financing exposure	$ billions	2023: 12.2	6.9	9.6	13.6

Reduction in carbon-intensive financing exposure	%	2023: 45% against 2018 baseline	69.0%	57.0%	39.3%

Other

Climate finance in developing countries(3) ASSURED	$ millions		397.5	256.2	84.9

(1)	EDC’s assets are primarily denominated in U.S. dollars; as such, exposure values presented have been restated to reflect the foreign exchange rates prevailing at the time the target was set.
(2)

EDC has identified sectors as carbon intensive based on whether industrial facilities in the sector emit more than an average of 500 kilotonnes (kt) of carbon dioxide equivalent (CO e) per year in Canada, based on Scope 1 GHG emissions data reported to Environment and Climate Change Canada’s Greenhouse Gas Reporting Program, as well 2 as annual reporting from major Canadian airlines. The 500 kt CO e/year quantum served as a sectoral screening threshold to identify the primary sectors of focus from a carbon intensity perspective and will not be used on an individual 2 transaction-by-transaction basis to determine whether a transaction is in/out of scope of the target. Whether a transaction is in/out of scope of the target is, at this time, based on the sector having been identified by the upfront screening described above. Transaction-level due diligence related to climate change is undertaken as outlined in EDC’s Due Diligence Framework: Climate Change.

(3)

“Climate finance” refers to “local, national or transnational financing that seeks to support mitigation and adaptation actions that will address climate change,” as stipulated by the UN Framework Convention on Climate Change and the Paris Agreement. Total climate financing signed by EDC during the reporting period is translated to Canadian dollars based on the year-end foreign exchange rate.

67	EDC 2023 Integrated Annual Report | Data appendix

Breakdown of EDC’s exposure by sector and portfolio(1)(2)	Units	2023	2022	2021

Portfolio concentration

Cash, cash equivalents, marketable securities and derivative instruments	$ millions %	10,263 8%	11,468 10%	10,428 10%

Insurance portfolio	$ millions %	34,862 27%	32,665 27%	28,579 26%

Financing portfolio	$ millions %	84,151 65%	76,016 63%	69,152 64%

Portfolio considered for climate risk

Financing portfolio—Value not considered for climate risk(3)	$ millions %	14,111 17%	11,447 15%	10,823 16%

Financing portfolio—Value considered for climate risk	$ millions %	70,040 83%	64,569 85%	58,329 84%

Top carbon-intensive sectors

Financing portfolio—Other sectors(4)	$ millions %	63,191 90%	54,816 85%	45,132 77%

Financing portfolio—Airlines	$ millions %	4,714 7%	6,784 10%	7,978 13%

Financing portfolio—Upstream oil and gas operations	$ millions %	859 1%	1,250 2%	2,708 5%

Financing portfolio—Petrochemicals, refining and chemicals manufacturing	$ millions %	466 1%	776 1%	1,516 3%

Financing portfolio—Metals smelting and processing	$ millions %	514 1%	610 1%	599 1%

Financing portfolio—Thermal power generation	$ millions %	296 0%	333 1%	345 1%

Financing portfolio—Cement manufacturing	$ millions %	0 0%	0 0%	51 0%

(1)	EDC’s assets are primarily denominated in U.S. dollars; as such, exposure values presented have been restated to reflect the foreign exchange rates prevailing at the time the target was set.
(2)	Values are based on EDC’s consolidated financial results, which include FinDev Canada.
(3)

Financing exposure considered from a climate risk perspective focuses on structured and project financing, and corporate lending (Canada and international). The portion not considered relates to exposure where the carbon intensity of the funding cannot be effectively determined, or where EDC does not have material influence on the carbon intensity of funded operations.

(4)

Other sectors include transportation and warehousing; manufacturing; non-fossil fuel utilities; mining and quarrying (excluding oil and gas); construction; real estate; finance and insurance; information and cultural industries; wholesale and retail trade; public administration; agriculture; support activities for mining, oil and gas; and other services.

Oil and gas(5)(6)

	Units	2023	2022	2021

Oil and gas business activity facilitated—Direct financing	$ billions	0.9	1.5	1.3

Oil and gas business activity facilitated—Short-term insurance	$ billions	5.1	6.8	3.0

Oil and gas business activity facilitated—Contract insurance and bonding	$ billions	1.3	1.0	0.9

Total oil and gas business activity facilitated	$ billions	7.3	9.3	5.2

Total exposure falling under the scope of the Glasgow Statement	$ billions	1.4	2.6	2.8

(5)	Values are based on EDC’s consolidated financial results, which include FinDev Canada.
(6)

EDC updated its reporting for the oil and gas sector following a validation exercise to ensure the underlying NAICS codes matched our sector definition, which includes all support to oil and gas companies for traditional, cleantech or transition activities. Numbers reported in 2022 have been restated to reflect the updated 2023 oil and gas sector definition.

68	EDC 2023 Integrated Annual Report | Data appendix

Responsible resource use

	Units	2023	2022	2021

Energy consumption(1)

Electricity at head office	kWh	7,230,499	6,890,173	6,783,134

Natural gas at head office	m3	237,300	248,415	222,109

Resource use

Water consumption	m3	11,278	–	–

Waste

Waste generated	Tonnes	110	86	–

(1)

In 2023, EDC’s proportionate share of the head office building was corrected from 98.3% to 88.8%, requiring energy consumption values to be adjusted to match EDC’s updated proportionate share. This correction was also retroactively applied to previous year consumption totals.

Climate risk

Heatmap of EDC’s transition and physical risk exposure

	Units	2023	2022	2021

Transition risk

Financing portfolio—Low	%	36.7%	28.4%	22.6%

Financing portfolio—Moderately low	%	15.5%	16.5%	13.2%

Financing portfolio—Moderate	%	24.8%	26.1%	26.1%

Financing portfolio—Moderately high	%	9.6%	8.3%	8.5%

Financing portfolio—High	%	13.4%	20.7%	28.6%

Insurance portfolio—Low	%	42.6%	40.5%	41.6%

Insurance portfolio—Moderately low	%	11.3%	12.9%	11.8%

Insurance portfolio—Moderate	%	22.1%	22.6%	23.2%

Insurance portfolio—Moderately high	%	14.3%	12.8%	13.3%

Insurance portfolio—High	%	9.7%	11.1%	10.0%

Physical risk(2)

Financing portfolio—Low	%	22.0%	28.0%	27.1%

Financing portfolio—Moderately low	%	47.1%	8.8%	8.0%

Financing portfolio—Moderate	%	9.5%	34.0%	28.3%

Financing portfolio—Moderately high	%	20.4%	19.3%	24.8%

Financing portfolio—High	%	0.9%	9.9%	11.7%

Insurance portfolio—Low	%	–	25.1%	41.1%

Insurance portfolio—Moderately low	%	–	10.9%	10.1%

Insurance portfolio—Moderate	%	–	42.2%	26.5%

Insurance portfolio—Moderately high	%	–	18.2%	18.6%

Insurance portfolio—High	%	–	3.5%	3.8%

(2)

Starting in 2023, physical risk exposure for EDC’s insurance portfolio will not be reported. Our assessment of physical risk will focus on EDC’s project finance portfolio, where we can more effectively capture the location of the operations affected by our financial support.

69	EDC 2023 Integrated Annual Report | Data appendix

Credit risk exposure to sectors most sensitive to transition and physical risk(1)

	Units	2023	2022	2021

Transition risk exposure by sector

Industrials	$ billions %	21.5 12.4%	17.4 11.5%	22.2 16.8%

Metals and mining	$ billions %	1.7 1.0%	3.1 2.1%	9.7 7.4%

Oil and gas	$ billions %	3.6 2.1%	3.9 2.6%	8.1 6.1%

Power generation	$ billions %	0.3 0.2%	0.4 0.3%	11.9 9.0%

Transportation	$ billions %	10.6 6.2%	14.9 9.9%	21.7 16.4%

Physical risk exposure by sector

Agriculture and forestry	$ billions %	0.0 0.0%	0.0 0.0%	10.4 7.8%

Industrials	$ billions %	0.0 0.0%	6.0 4.0%	0.0 0.0%

Metals and mining	$ billions %	1.8 9.3%	7.5 5.0%	9.7 7.4%

Real estate	$ billions %	0.1 0.7%	4.5 3.0%	5.3 4.0%

Transportation	$ billions %	2.2 11.4%	13.9 9.2%	0.0 0.0%

(1)	Includes financing portfolio and credit insurance.

70	EDC 2023 Integrated Annual Report | Data appendix

Sustainable finance

Cleantech

Cleantech performance	Units	Target	2023	2022	2021

Volume of cleantech business activity facilitated	$ billions	2025: 10	12.167	8.774	6.305

Number of cleantech customers served	# of customers	2022: 400	444	392	324

Cleantech Net Promoter Score (NPS)	n/a		91	90	100

Cleantech customers served by subsector

Agriculture and forestry	# of customers		25	24	27

	%		6%	6%	8%

Air, environment and remediation	# of customers		6	11	2

	%		1%	3%	1%

Biofuels and bioproducts	# of customers		12	27	7

	%		3%	7%	2%

Energy efficiency/green buildings	# of customers		29	34	32

	%		7%	9%	10%

Energy infrastructure	# of customers		30	28	28

	%		7%	7%	9%

Extractive and industrial materials	# of customers		36	35	40

	%		8%	9%	12%

Recycling and recovery	# of customers		32	38	37

	%		7%	10%	11%

Renewable power generation	# of customers		173	120	91

	%		39%	31%	28%

Transportation and sustainable mobility	# of customers		34	36	32

	%		8%	9%	10%

Water and wastewater	# of customers		48	33	28

	%		11%	8%	9%

Other	# of customers		19	6	0

	%		4%	2%	0%

71	EDC 2023 Integrated Annual Report | Data appendix

Sustainable bonds aggregate KPIs

Sustainable bond performance	Units	2023	2022	2021

Volume of transactions financed from green bond proceeds (cumulative since 2014)	$ billions	2.4	2.4	2.4

Total outstanding green bonds(1)	$ CAD	500,000,000	500,000,000	1,000,000,000

Renewable energy produced through green bond proceeds	MWh	254,086	3,597,345	5,871,021

Green bond 5

	Units	2023	2022	2021

Projects funded(1)

Public ground transport	$ CAD	102,161,661	99,936,948	125,137,031

	%	20.4%	20.0%	25.0%

Renewable energy	$ CAD	244,876,499	258,665,414	374,862,969

	%	49.0%	51.7%	75.0%

Sustainable water and wastewater management	$ CAD	152,961,840	141,397,638	0

	%	30.6%	28.3%	0.0%

Total projects funded	$ CAD	500,000,000	500,000,000	500,000,000

(1)	Green bond financial values have been restated to be reported in Canadian dollars.

72	EDC 2023 Integrated Annual Report | Data appendix

Green loan assets supported by green bonds(1)

Green bond #	Counterparty name	Type of transaction	Green bond sector	Sector clarification	Loan volume ($ CAD)	Annual renewable energy generated (MWh)	Water leakage reduction (%)

5	Porterbrook Rail Finance Limited (Alberta Investment Management Corp)	Refinancing	Public ground transport	Rail	29,987,886	–	–

5	Bombardier Inc.–Mass Transit (ÖBB Personenverkehr Aktiengesellschaft)	Corporate loan	Public ground transport	Rail	72,173,775	–	–

5	AWF Fin Co Pty Ltd.(2)	Project financing	Renewable energy	Wind	–	87,928	–

5	Nordsee One GmbH	Project financing	Renewable energy	Wind	31,301,616	21,063	–

5	Buitengaats C.V. and others	Project financing	Renewable energy	Wind	73,478,253	120,115	–

5	LS Australia FinCo1 Pty Ltd.	Project financing	Renewable energy	Solar	83,681,770	24,526	–

5	Arenales concentrated solar plant(3)	Project financing	Renewable energy	Solar	56,414,860	454	–

5	United Utilities Water Ltd.(4)	Corporate loan	Sustainable water and wastewater management	Water	152,961,840	–	6%

(1)	Impact has been apportioned to EDC’s loan share of the financing/refinancing, along with the portion of the loan share to which bond proceeds were allocated.

(2)

Loan was repaid to EDC in December 2023 and was replaced by Arenales concentrated solar plant. Impact metric has been pro-rated to reflect total renewable energy financed by EDC before asset was repaid in December 2023.

(3)	Impact metric has been pro-rated to reflect total renewable energy financed by EDC after asset was added to green bond 5 in December 2023.

(4)	Water leakage reduction percentage measured against a 2017/18 baseline.

Green bond use of proceeds

	Units	2023	2022	2021

Green bond use of proceeds by sector(5)

Public ground transport ASSURED	$ CAD	102,161,661	99,936,948	563,379,734

	%	20.4%	20.0%	56.3%

Renewable energy ASSURED	$ CAD	244,876,499	258,665,414	408,575,310

	%	49.0%	51.7%	40.9%

Smart grid energy/energy efficiency	$ CAD	0	0	22,259,972

	%	0.0%	0.0%	2.2%

Waste management	$ CAD	0	0	5,784,984

	%	0.0%	0.0%	0.6%

Sustainable water and wastewater management ASSURED	$ CAD	152,961,840	141,397,638	0

	%	30.6%	28.3%	0.0%

(5)	Green bond financial values have been restated to be reported in Canadian dollars.

73	EDC 2023 Integrated Annual Report | Data appendix

Financial access and inclusion

Inclusive trade

	Units	Target	2023	2022	2021

Export impact

Percentage of total Canadian exports and investment abroad ASSURED	%		12.1%	12.8%	12.6%

Women in trade(1)

Number of unique financial and non-financial customers served (cumulative since 2018)(2)	# of customers	2023: 2,000	4,297	3,561	2,836

Number of women-owned and women-led businesses served with financial and non-financial solutions	# of customers		3,024	2,854	2,487

Volume of business facilitated (cumulative since 2018)	$ billions	2023: 6	8.7	7.1	5.4

Indigenous exporters(1)

Number of unique financial and non-financial customers served (cumulative since 2020)(2)	# of customers	2023: 400	414	360	275

Number of Indigenous-owned and Indigenous-led businesses served with financial and non-financial solutions	# of customers		321	296	263

Volume of business facilitated (cumulative since 2020)	$ millions	2023: 650	563	415	271

Inclusive trade (women, Indigenous, Black, 2SLGBTQI+, racialized communities, people with disabilities)(1)

Number of inclusive trade customers served with financial products(3)	# of customers		1,547	1,511	1,393

Number of inclusive trade customers served with knowledge products only	# of customers		2,713	2,238	1,698

Total number of financial and non-financial customers served	# of customers		4,260	3,749	3,091

Volume of business facilitated	$ billions		2.3	2.6	2.5

(1)	Prior year number of customers served and business facilitated are occasionally restated due to updated business classification for inclusive trade owned/led companies.

(2)	Unique customer count is used to ensure each customer that is served multiple times over the years is counted only once.

Small business

	Units	2023	2022	2021

Total number of financial and non-financial customers served	# of customers	17,423	17,472	18,564

Number of small businesses served with financial products(3)	# of customers	11,466	11,168	–

Number of small businesses served with knowledge products only	# of customers	5,957	6,304	–

Volume of business facilitated	$ billions	25.6	36.9	–

(3)	Customers served with financial products also includes multi-product users.

74	EDC 2023 Integrated Annual Report | Data appendix

Economic value(1)

	Units	2023	2022	2021

Economic value generated

Direct economic value generated	$ millions	4,503	2,465	1,909

Economic value distributed

Operating costs	$ millions	256	245	227

Employee wages and benefits	$ millions	402	385	364

Payments to providers of capital (including interest expense)	$ millions	2,878	973	7,928

Payments to government	$ millions	12	11	10

Community investments	$ millions	1	1	1

Economic value distributed	$ millions	3,549	1,615	8,530

Economic value retained

Economic value retained	$ millions	954	850	-6,621

(1)	Values are based on EDC’s consolidated financial results, which include FinDev Canada.

Customer experience

	Units	Target	2023	2022	2021

Net Promoter Score (NPS)	n/a	2023: 65.7–77.8	74.1	75.4	72.3
Employee engagement

		Units	2023	2022	2021

Employee Net Promoter Score (surplus of promoters over detractors)		n/a	18	–	–
Human rights Stakeholder engagement

Engagement activities		Units	2023	2022	2021

Percentage of cases where EDC asked questions directly to the customer to gain a better understanding of the contextual risks and the company’s management capacity		%	66%	70%	71%

Percentage of cases where EDC provided risk management information or recommendations to help customers gain greater awareness and understanding of potential risks and how to identify and mitigate them		%	24%	30%	23%

Percentage of cases where EDC facilitated customer commitments to help our clients prioritize and action measures to manage risks, which could include providing remedy		%	15%	10%	6%

75	EDC 2023 Integrated Annual Report | Data appendix

Human rights screenings

Human rights transaction screenings	Units	2023	2022	2021

Percentage of transactions that underwent enhanced human rights screening	%	15.5%	13.5%	16.0%

Number of non-project related transactions that underwent enhanced human rights risk screenings ASSURED	# of transactions	378	321	266

Number of human rights risk screenings by region

Latin America	# of transactions	39	32	74

North America	# of transactions	152	57	63

Middle East	# of transactions	67	83	40

Asia and Oceania	# of transactions	89	83	31

Africa	# of transactions	5	12	19

Europe	# of transactions	25	20	18

Various	# of transactions	1	34	21

Number of human rights risk screenings by sector

Information and communication technology	# of transactions	97	80	72

Mining, metals and heavy industry	# of transactions	27	47	40

Manufacturing	# of transactions	68	63	38

Oil and gas	# of transactions	14	19	23

Surface transportation	# of transactions	21	20	21

Infrastructure, power generation, transmission and distribution	# of transactions	54	17	21

Aerospace	# of transactions	28	14	20

Retail, sales and services	# of transactions	30	0	15

Agriculture, aquaculture and forestry	# of transactions	8	15	9

Other	# of transactions	31	46	7

Percentage of human rights–related risks identified in E&S screenings(1)(2)

Supply chain management (e.g., forced labour, child labour, human trafficking)%		22.0%	4.6%	10.0%

Security practices of companies or service providers	%	26.7%	20.5%	14.0%

Environmental issues that present risks to people (e.g., water scarcity, deforestation, pollution)%		12.2%	22.6%	16.0%

Indigenous peoples, community engagement or land acquisition and resettlement	%	1.6%	1.7%	9.0%

Employee labour, working conditions or occupational health and safety	%	9.0%	9.6%	27.0%

Infringement on freedom of expression or right to privacy	%	28.6%	41.0%	21.0%

(1)	Totals may not add up due to rounding.

(2)

The total percentage breakdown presented represents a subset of all screenings. This breakdown excludes any screenings where a transaction was flagged for multiple risks spanning several categories or the unique risk identified could not be attributed to the common risk themes.

76	EDC 2023 Integrated Annual Report | Data appendix

Inclusion, diversity and equity(1)(2)

Workforce diversity

Aggregate workforce KPIs	Units	2023			2022			2021

Total employees	# of employees	1,953			1,996			2,106

Employee self-identification rate	%	78.7%			78.5%			71.0%

Employees by employment contract			Permanent	Temporary		Permanent	Temporary		Permanent	Temporary

Total number of employees by employment contract	# of employees		1,906	47		1,934	62		1,986	120
	%		97.6%	2.4%		96.9%	3.1%		–	–

Employees by employment type			Full-time	Part-time		Full-time	Part-time		Full-time	Part-time

Total number of employees by employment type	# of employees		1,928	25		1,978	18		–	–
	%		98.7%	1.3%		99.1%	0.9%		–	–

Employees by age group		Under 30 years old	30–50 years old	Over 50 years old	Under 30 years old	30–50 years old	Over 50 years old	Under 30 years old	30–50 years old	Over 50 years old

Total number of employees by age group	# of employees	243	1,279	431	280	1,288	428	–	–	–
	%	12.4%	65.5%	22.1%	14.0%	65.0%	22.0%	16.4%	63.2%	20.4%

(1)	Totals may not add up due to rounding.

(2)	2021 results are inclusive of both EDC and FinDev Canada employees. From 2022 and onwards, results exclude FinDev Canada, employees on leave, locally engaged staff and students.

Workforce composition by equity-seeking group(3)	Units	Target	2023	2022	2021

Visible minorities	%	2025: 30%	36.4%	34.8%	34.0%

Visible minorities—Black	%	2025: 7%	8.2%	8.2%	9.0%

Indigenous peoples	%	2025: 3%	2.3%	2.3%	2.5%

Persons with disabilities	%	2025: 8.5%	7.6%	7.5%	6.9%

2SLGBTQI+	%	2025: 5%	4.2%	4.3%	4.6%

(3)	Results are based on responses received from the self-identification survey. Percentages will not always add up to 100% as a small percentage of employees responded “prefer not to answer.”

77	EDC 2023 Integrated Annual Report | Data appendix

Employees by gender(1)(2)	Units	Target		2023		2022		2021

Male	%			47.3%		47.4%		47.0%

Female	%	2025: 50%		51.9%		52.4%		53.0%

Gender diverse	%			0.1%		0.2%		0.0%

Employees by gender by employment contract			Permanent	Temporary	Permanent	Temporary	Permanent	Temporary

Male	%		46.5%	0.8%	46.1%	1.3%	–	–

Female	%		50.6%	1.3%	50.4%	2.0%	–	–

Gender diverse	%		0.1%	0.0%	0.2%	0.0%	–	–

Employees by gender by employment type			Full-time	Part-time	Full-time	Part-time	Full-time	Part-time

Male	%		46.9%	0.4%	47.2%	0.3%	–	–

Female	%		51.3%	0.6%	51.8%	0.6%	–	–

Gender diverse	%		0.1%	0.0%	0.2%	0.0%	–	–

(1)	Results are based on responses received from the self-identification survey.
(2)	Total will not add up to 100% as a small percentage of employees responded “prefer not to answer.”

Employees by region	Units		2023		2022		2021

Employees by region by employment contract		Permanent	Temporary	Permanent	Temporary	Permanent	Temporary

North America	%	96.0%	2.4%	95.7%	3.1%	–	–

South America	%	0.1%	0.0%	0.1%	0.0%	–	–

Asia	%	1.3%	0.0%	0.9%	0.0%	–	–

Africa/Middle East	%	0.1%	0.0%	0.1%	0.0%	–	–

Australia	%	0.1%	0.0%	0.1%	0.0%	–	–

Europe	%	0.1%	0.0%	0.1%	0.0%	–	–

Employees by region by employment type		Full-time	Part-time	Full-time	Part-time	Full-time	Part-time

North America	%	97.1%	1.3%	97.9%	0.9%	–	–

South America	%	0.1%	0.0%	0.1%	0.0%	–	–

Asia	%	1.3%	0.0%	0.9%	0.0%	–	–

Africa/Middle East	%	0.1%	0.0%	0.1%	0.0%	–	–

Australia	%	0.1%	0.0%	0.1%	0.0%	–	–

Europe	%	0.1%	0.0%	0.1%	0.0%	–	–

78	EDC 2023 Integrated Annual Report | Data appendix

Employees by employee category and age group	Units			2023			2022			2021

		Under 30 years old	30–50 years old	Over 50 years old	Under 30 years old	30–50 years old	Over 50 years old	Under 30 years old	30–50 years old	Over 50 years old

Senior managers	%	0.0%	53.1%	46.9%	0.0%	33.0%	67.0%	0.0%	44.0%	56.0%

Middle and other managers	%	3.8%	67.2%	29.0%	0.0%	68.0%	32.0%	0.0%	69.0%	31.0%

Professionals	%	15.6%	66.3%	18.1%	16.0%	65.0%	19.0%	18.0%	65.0%	18.0%

Administrative and senior clerical personnel	%	7.0%	66.1%	26.9%	14.0%	60.0%	26.0%	37.0%	42.0%	20.0%

Clerical personnel	%	35.4%	47.7%	16.9%	25.0%	25.0%	50.0%	0.0%	0.0%	100.0%

Intermediate sales and service personnel	%	33.3%	50.0%	16.7%	52.0%	43.0%	5.0%	40.0%	52.0%	8.0%

Semi-professionals and technicians	%	10.0%	90.0%	0.0%	32.0%	53.0%	16.0%	26.0%	53.0%	21.0%

Employees, leadership and executives(1)(2)	Units	Target			2023			2022			2021

Employees, leadership and executives by ID&E category			Employees (excl. leadership & executives)	Leadership (incl. executives)	Executives	Employees (excl. leadership & executives)	Leadership (incl. executives)	Executives	Employees (excl. leadership & executives)	Leadership (incl. executives)	Executives

Visible minorities	%	2025: 25% of leadership	39.3%	19.9%	19.5%	38.0%	21.7%	22.6%	–	20.0%	–

Visible minorities—Black	%		9.2%	3.9%	6.5%	9.2%	3.9%	7.5%	–	–	–

Indigenous peoples	%		2.2%	2.8%	6.5%	2.1%	3.0%	5.7%	–	–	–

Persons with disabilities	%		7.9%	5.9%	8.7%	7.8%	6.1%	9.8%	–	–	–

2SLGBTQI+	%		4.2%	3.9%	2.2%	4.6%	3.0%	1.9%	–	–	–

Employees, leadership and executives by gender

Male	%		46.9%	47.9%	54.3%	47.5%	47.0%	56.6%	–	–	–

Female	%	2025: 50% of leadership	51.2%	51.4%	45.6%	52.3%	53.0%	43.4%	–	56.0%	–

Gender diverse	%		0.2%	0.0%	0.0%	0.2%	0.0%	0.0%	–	–	–

(1)	Results are based on responses received from the self-identification survey. Percentages will not always add up to 100% as a small percentage of employees responded “prefer not to answer.”

(2)	Leadership is inclusive of all people managers and executives.

79	EDC 2023 Integrated Annual Report | Data appendix

Talent

New hires(1)

New employees	Units		2023		2022		2021

New employees hired by employment contract by age group		Permanent	Contract	Permanent	Contract	Permanent	Contract

Under 30 years old	%	19.4%	11.4%	18.9%	7.3%	12.0%	12.0%

30–50 years old	%	51.7%	5.5%	53.8%	9.5%	56.0%	10.0%

Over 50 years old	%	7.0%	5.0%	5.9%	4.6%	7.0%	3.0%

New employees hired by employment contract by gender(2)

Male	%	44.9%	9.5%	40.4%	8.6%	41.0%	11.0%

Female	%	35.4%	10.1%	39.3%	11.4%	33.0%	14.0%

Gender diverse	%	0.0%	0.0%	0.3%	0.0%	1.0%	0.0%

New employees hired by employment contract by region

Canada	%	72.6%	21.9%	77.0%	21.0%	75.0%	25.0%

Singapore	%	4.5%	0.0%	2.0%	0.0%	0.0%	0.0%

U.S.	%	0.5%	0.0%	–	–	–	–

South Korea	%	0.5%	0.0%	–	–	–	–

Total	%	78.1%	21.9%	79.0%	21.0%	75.0%	25.0%

(1)	“New hires” includes existing hires who transitioned from contract to permanent positions in addition to first-time external hires.

(2)	Results are based on responses received from the self-identification survey. Percentages will not always add up to 100% as a small percentage of employees responded “prefer not to answer.”

Percentage of roles filled internally

Units	2023	2022	2021

Percentage of roles filled internally(3)%	48%	46%	–

(3)	“Internal hires” includes only positions that were filled by existing permanent employees.

Remuneration

	Units	2023	2022	2021

Wage parity

Wage parity ratio (women : men)%		98.8%	–	–

Annual compensation ratio(4)

Annual compensation ratio (ratio of the annual total compensation of the highest-paid individual to the median annual total compensation)	Ratio	4.38:1	–	–

Ratio of the annual total compensation percentage increase of the highest-paid individual to the median annual total compensation percentage increase for all employees	Ratio	0.6:1	1:1.02	0:2.9

(4)	Highest-paid individual excludes EDC’s CEO from consideration because it is a role appointed by the Government of Canada and whose salary is determined by the Canadian Privy Council and not EDC.

80	EDC 2023 Integrated Annual Report | Data appendix

Training

Employees trained and average time spent training(1)	Units		2023		2022		2021

		Leaders	Team members	Leaders	Team members	Leaders	Team members

Male—Total employees trained	# of employees	137	614	140	591	137	589

Male—Average annual training time per employee	hrs	24.5	14.3	15.3	7.9	17.7	15.3

Female—Total employees trained	# of employees	147	680	155	657	165	645

Female—Average annual training time per employee	hrs	29.9	15.9	16.2	9.7	16.5	16.9

Gender diverse—Total employees trained	# of employees	0	2	–	–	–	–

Gender diverse—Average annual training time per employee	hrs	0	32.5	–	–	–	–

Total employees trained(2)	# of employees	324	1,699	348	1,698	336	1,608

Average annual training time per employee(2)	hrs	26.8	14.6	15.7	8.8	16.0	17.1

(1)	Results are based on responses received from the self-identification survey. Percentages will not always add up to 100% as a small percentage of employees responded “prefer not to answer.”

(2)	Includes both employees who did and those who did not provide gender self-identification.

ESG training(3)	Units	2023	2022	2021

Percentage of new employees that received sustainable and responsible business onboarding	%	100%	100%	100%

Percentage of employees who completed ESG training	%	96%	100%	–
(3) Completion rate is net of adjustments. Turnover

	Units	2023	2022	2021

Turnover by age group

Under 30 years old	%	1.2%	1.9%	1.6%

30–50 years old	%	5.8%	4.8%	4.2%

Over 50 years old	%	4.1%	2.1%	2.6%

Turnover by gender(4)

Male	%	5.6%	3.9%	4.2%

Female	%	5.0%	2.4%	4.0%

Gender diverse	%	0.1%	0.1%	0.2%

Turnover by region

Canada	%	11.0%	8.8%	8.4%

Singapore	%	0.2%	0.0%	–

Turnover by type

Voluntary	%	4.5%	6.2%	–

Involuntary	%	4.9%	1.4%	–

Retirement	%	1.8%	1.2%	–

Total	%	11.2%	8.8%	8.4%

(4)	Results are based on responses received from the self-identification survey. Percentages will not always add up to 100% as a small percentage of employees responded “prefer not to answer.”

81	EDC 2023 Integrated Annual Report | Data appendix

Community impact

Donations

	Units	2023	2022	2021

Community donations

Total community donations made by EDC and EDC employees(1)		$381,128	411,704	411,357

Total amount raised by EDC employees for the Government of Canada Workplace Charitable Campaign		$108,448	134,433	168,448

EDC’s community donations by type

Donations matching program (EDC’s contribution)		$40,018	64,183	42,655

Charitable donations program (made by EDC on behalf of employees and board members)		$103,000	–	–

ERG donations (made by EDC on behalf of ERGs)		$54,897	–	–

Other donations		$34,747	–	–

(1)	Total donations are comprised of $232,662 from EDC and $148,466 from EDC’s employees.

Volunteer activities

	Units	2023	2022	2021

Number of hours volunteered by employees and board members	# of hours	4,904	5,265	3,300

Number of EDC-sponsored employee volunteer days	# of days	68	32	39

Number of initiatives supported by EDC–CARE partnership	# of initiatives	8	9	7

Number of charitable organizations supported through donations and employee volunteering	# of organizations	125	130	290

Student initiatives

	Units	2023	2022	2021

Youth support

Number of students supported through EDC’s Youth Education Program (including scholarships, partnerships/sponsorships, and HR outreach)	# of students	1,049	–	2,579

Scholarships

Number of scholarships provided to students	# of scholarships	27	30	30

Individual value of scholarships provided to students		$5,000	4,000	4,000

Supply chain

Supplier diversity

	Units	Target	2023	2022	2021

Number of contracts with diverse suppliers	# of contracts	2023: 60	58	44	–

Amount of diverse supplier spend	$ millions	2023: 5	5.6	3.4	–

Diverse supplier spend as a percentage of total procurement spend	%	2023: 2%	2.2%	1.2%	–

82	EDC 2023 Integrated Annual Report | Data appendix

ESG oversight and corporate governance

Board composition		Units	2023	2022	2021

Board composition by gender

Board members—Male		# of directors	6	6	6

		%	55%	50%	50%

Board members—Female		# of directors	5	6	6

		%	45%	50%	50%

Board composition by equity-seeking group

Board members—Visible minorities		# of directors	3	2	–

		%	27%	17%	–

Board members—Visible minorities—Black		# of directors	0	–	–

		%	0%	–	–

Board members—Indigenous peoples		# of directors	0	0	–

		%	0%	0%	–

Board members—Persons with disabilities		# of directors	0	0	–

		%	0%	0%	–

Board members—2SLGBTQI+		# of directors	0	1	–

		%	0%	8%	–

Board composition by type(1)

Board members—Executive officer		# of directors	1	1	–

		%	9%	8%	–

Board members—Independent		# of directors	10	11	–

		%	91%	92%	–

Board members—Total		# of directors	11	12	12

(1) EDC is bound by legislation s.105 of the Financial Administration Act, which states that no officer or employee of a Crown corporation or any of its affiliates, other than the chief executive officer of a parent Crown corporation, shall be a director of the parent Crown corporation.

Governance training	Units	Target	2023	2022	2021

Topic-based training

Percentage of relevant employees receiving financial crimes training(2)(3)%		100%	100.0%	100.0%	100.0%

Percentage of employees who completed EDC’s Code of Conduct training(2)%		100%	100.0%	100.0%	100.0%

Board competency

Percentage of board members who hold a Competent Boards ESG designation(4)%			81.8%	58.3%	23.1%

Percentage of executive management who hold a Competent Boards ESG designation	%		40.0%	21.4%	7.1%

(2)	Completion rate is net of adjustments.

(3)	“Relevant employees” includes all new hires and any employees who changed roles in the year.

(4)	2022 certification rate has been corrected for board members who withdrew from the program before completion.

83	EDC 2023 Integrated Annual Report | Data appendix

Anti-bribery	Units	2023	2022	2021

Number of awareness-raising measures to deter bribery	# of measures	46	45	39

Risk management

ESG risk due diligence	Units	2023	2022	2021

Number of transactions and customer onboarding reviews that underwent financial crimes enhanced due diligence(1)(2) ASSURED	# of transactions	179	218	328

Total number of transactions reviewed by EDC’s decision-making committees	# of transactions	218	346	385

Number of transaction turndowns due to ESG-related risks in early-stage review(3)	# of transactions	40	23	55

Number of transaction turndowns due to ESG-related risks during formal decision-making committee stage(3)	# of transactions	16	12	22

(1)	This metric is a subset of transactions for which EDC has contacted our customers to obtain additional information required for due diligence.
(2)	2021 transaction total has been corrected for misprint in prior year.
(3)	As there are many factors that may cause an occurrence of a turndown, ESG-related turndowns are due in whole or in part to ESG-related risks.

84	EDC 2023 Integrated Annual Report | Data appendix

MANAGEMENT’S

DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis (MD&A) should be read in conjunction with our audited consolidated financial statements and related notes for the year ended December 31, 2023.

All amounts are expressed in Canadian dollars.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This document contains projections and other forward-looking statements regarding future events. Such statements require us to make assumptions and are subject to inherent risks and uncertainties. These may cause actual results to differ materially from expectations expressed in the forward-looking statements.

The Financial Review section of this report includes the consolidated results of EDC and our wholly owned subsidiary, FinDev Canada. Information throughout the rest of the report pertains only to EDC, unless otherwise specified.

Economic Overview	86

Financial Results Overview	87

Impact of Foreign Exchange Translation on Financial Results	88

Financial Performance	88

Net Financing and Investment Income	88

Net Insurance Service Result	90

Other (Income) Expenses	91

Provision for (Reversal of) Credit Losses	91

Administrative Expenses	92

Financial Condition	93

Statement of Financial Position Summary	93

Corporate Plan Discussion	93

Business Facilitated	95

Portfolio Exposures and Credit Quality	95

Concentration of Exposure	95

Financing Portfolio	96

Insurance Portfolio	99

Marketable Securities and Derivative Instruments	102

Capital Management	103

Investor Relations	104

Off Balance Sheet Arrangements	105

Financial Instruments	105

Risk Management Overview	105

Risk Governance,
Oversight and Design	106

Board and Its Key Risk Committees	106

Management and Its Key Risk Committees	106

Key Risk Management Groups	107

Risk Taxonomy	108

Financial Risk Management	108

Operational Risk Management	113

Strategic Risk Management	113

Critical Accounting Policies and Estimates	114

Change in Accounting Standards	114

Non-IFRS Performance Measures	115

Supplemental Information	116

85	EDC 2023 Integrated Annual Report | Data appendix

Management’s Discussion and Analysis

Export Development Canada (EDC) is a Crown corporation dedicated to helping Canadian companies of all sizes succeed in global markets. We’re Canada’s export credit agency and a member of the Government of Canada’s international trade portfolio, with offices and representations across Canada and around the world. Since 1944, we’ve equipped Canadian companies with the tools they need—the trade knowledge, connections and financial solutions, including loans, equity and insurance—to grow their business with confidence. Underlying our support is a commitment to sustainable, responsible and inclusive business, aimed at strengthening the way trade serves society and our planet.

ECONOMIC OVERVIEW

Economic Environment

Global economic growth ended 2023 weaker than the year before as the impacts of aggressive action by central banks against inflation, a struggling Chinese economy and the fading impacts from COVID-era stimulus measures all curbed growth.

By the end of 2023, inflation measures in many countries had improved dramatically compared to the start of the year. After more than a year and half of almost continuously increasing interest rates, by year-end many central banks, including the Bank of Canada, U.S. Federal Reserve and European Central Bank (ECB) appeared to have ended their hiking cycles. While financial markets ended the year expecting interest rate cuts to be near at hand, the messaging from central banks was more cautious, maintaining that inflation pressures would need to remain under control before that occurred. This means that financial conditions remain tight for many businesses and consumers in advanced economies.

The U.S. economy performed well in 2023, as consumer demand continued to power the economy. Despite tighter credit conditions and higher prices, consumer spending outpaced expectations and helped the U.S. economy grow by 2.5%. While wage growth continued to be strong, the overall labour market in the U.S. weakened in 2023, with job growth slowing to 494,000 in the fourth quarter, compared to an average of 734,000 across the first three quarters of the year. However, a widely expected U.S. recession in 2023 did not materialize as the economy continues to show momentum.

China’s economy struggled throughout 2023, as the lingering effects of the property slowdown, weak consumer and business confidence, record youth unemployment and weak external demand persisted. While the central bank cut interest rates and the government introduced limited support measures, these challenges weighed heavily on growth. The weak activity in China impacted global growth as well as the prices of major commodities.

2023 was a mixed year for the European area’s economy. Thanks to unusually warm weather, the bloc avoided a much-anticipated severe downturn in the first half of the year. However, the region struggled with inflation, high borrowing costs and the fallout from a weak Chinese recovery. Germany, the bloc’s largest economy, struggled to post positive economic growth across much of the year and to re-start its export-led growth model. While inflation fell dramatically toward the end of the year, the ECB continued to signal wariness about price pressures and cutting rates too soon.

The weak economic performance from Europe and China along with growing oil production from the U.S. and new producers kept oil prices constrained in 2023. Despite the continuation of Russia’s war against Ukraine and renewed conflict in the Middle East, OPEC+ had to extend its production cuts to support oil prices. Even then the cartel had mixed results, as West Texas Intermediate oil prices averaged just under USD 78 for the year.

Despite the strength coming from its largest trading partner, the Canadian economy struggled more in 2023 than the U.S. This was largely due to the heavily indebted nature of the Canadian consumer and the Bank of Canada starting its rate hikes early. While the easing of interest rates will eventually help the economy, growth will continue to be challenged as consumers adjust to borrowing costs that remain above recent historical norms. In the face of a strong U.S. economy and the Bank of Canada ending its rate hikes before the Federal Reserve, the Canadian dollar averaged USD 0.74 in 2023, weakening from the USD 0.77 average recorded in the prior year.

86	EDC 2023 Integrated Annual Report

Macroeconomic Outlook

Our expected credit loss impairment model uses forward-looking information determined from reasonable and supportable forecasts of future economic conditions as at the reporting date. Our forecasts are updated quarterly, and the impact of the update is reflected in the expected credit losses for the period.

Base case, upside and downside scenario probabilities were set at 65%, 10% and 25% at the end of 2023, respectively. This represents a modestly less negative outlook compared to the end of 2022 when scenario probabilities were set at 60%, 10% and 30%, respectively. The change reflects the likely end to interest rate hikes from major western central banks and our forecast that rates will gradually ease in 2024. However, risks remain tilted to the downside as the impact from higher rates continues to work its way through the economy.

In our baseline forecast we expect central banks to begin cutting rates in 2024, continuing into 2025, and the Canadian dollar to average USD 0.74 in 2024 and USD 0.78 in 2025. In this scenario, a weaker consumer coupled with slower global growth will soften the U.S. outlook for 2024, generating growth of 1.2%, with activity bouncing back in the second half of the year, bringing growth to 1.8% in 2025. For the Canadian economy, we don’t anticipate a recession or widespread job losses, with full-year growth hitting 0.8% in 2024 and 2% in 2025. We anticipate the global economy to expand by 2.8% in 2024 and 3.3% in 2025; a pace more in line with pre-pandemic levels. The weaker global outlook and subdued demand in the early part of our forecast will weigh on commodities.

EDC’s downside scenario sees a deep global recession affecting both developed and emerging markets. In this scenario financial conditions deteriorate starting in Q2 2024, and damage to the broader economy starts in Q3 2024. Global banking sector strains lead to weakness in financial markets, credit conditions tightening, and the cost of borrowing rising. This reveals vulnerabilities in the corporate sector increasing default risk and risk perceptions. Continued U.S. dollar strength makes it more difficult for emerging market sovereigns and corporates to borrow. EDC’s upside scenario sees higher spending by consumers and businesses driving greater economic activity than in the base case, beginning in Q3 2024.

FINANCIAL RESULTS OVERVIEW

EDC adopted the requirements per IFRS 17 – Insurance Contracts effective January 1, 2023, with retroactive application to January 1, 2022. All 2022 comparative figures have been restated as required by the standard while 2019 through 2021 comparatives remain presented under IFRS 4. Further discussion on the transition to IFRS 17 and the impact on our consolidated financial statements is provided in Note 2 on page 134.

Our net income for the year was $450 million compared to $1.2 billion in 2022.

for the year ended December 31 (in millions of Canadian dollars)	2023	2022

Net financing and investment income	1,212	1,127

Loan guarantee fees	78	73

Net insurance service revenue(1)	294	257

Realized gains(2)(3)	31	87

Net revenue	1,615	1,544

Administrative expenses	577	533

Net insurance service expenses(1)	226	112

Provision for credit losses	321	69

Income before unrealized (gains) losses	491	830

Unrealized (gains) losses on financial instruments(2)	41	(373)

Net income	$ 450	$ 1,203

(1)	Included in Net Insurance Service Result on the Consolidated Statement of Comprehensive Income.

(2)	Included in Other (Income) Expenses on the Consolidated Statement of Comprehensive Income.

(3)	Includes foreign exchange translation.

87	EDC 2023 Integrated Annual Report

Items of note were as follows:

Net financing and investment income was $85 million higher than the prior year mainly due to growth in our loan portfolio.

Net insurance service expenses were $226 million in 2023, an increase of $114 million compared to the prior year primarily due to higher claims activity in the manufacturing and wholesale and retail trade sectors.

Administrative expenses increased $44 million from the prior year as we continued on a strategic transformation where our primary focus is to help medium sized exporters scale and grow their international success. In addition, we are continuing to invest in our transformation to achieve business value faster in our new digitally enabled operating model that will allow us to further extend our reach and effectiveness to drive better trade outcomes for Canada. These objectives require significant investment in a number of areas including the enhancement of our digital capabilities. This resulted in higher human resource and systems costs in 2023. This was partially offset by a decrease in pension costs stemming from a higher discount rate used to value our pension obligations.

Provision for credit losses was $321 million in 2023 compared to $69 million in 2022. The provision for credit losses in 2023 was primarily due to new impairments and changes in impaired provision rates as well as a deterioration in the macroeconomic environment.

Unrealized losses on financial instruments were $41 million in 2023, a decrease of $414 million compared to the prior year primarily due to the volatility associated with our financial instruments carried at fair value through profit or loss.

Impact of Foreign Exchange Translation on Financial Results

The Canadian dollar relative to the U.S. dollar strengthened in 2023 resulting in a rate of $0.75 at the end of the year compared to $0.74 at the end of 2022. The impact of the stronger dollar was a decrease in our assets and liabilities which are primarily denominated in U.S. dollars and are translated to Canadian dollars at rates prevailing at the Consolidated Statement of Financial Position date. Our business facilitated and the components of net income are translated into Canadian dollars at average exchange rates. The Canadian dollar average weakened against the U.S. dollar in 2023 with an average of $0.74 compared to $0.77 for 2022.

FINANCIAL PERFORMANCE

Net Financing and Investment Income

Loan Revenue

Loan revenue was $3.7 billion in 2023, an increase of $1.8 billion from 2022 primarily due to an increase in loan yields and the average loan portfolio carrying balance as well as foreign exchange translation.

The total loan yield was 6.58%, an increase of 2.58% compared to the previous year primarily due to the rise in interest rates in response to high inflation.

The average loan portfolio size increased by $8.3 billion in 2023 compared to 2022 resulting in an increase in loan revenue of $478 million.

The rise in many currencies’ foreign exchange rates, the most impactful of which were the U.S. Dollar, the Great British Pound, and the Euro, resulted in an increase in loan revenue of $104 million.

Loan Revenue

88	EDC 2023 Integrated Annual Report

Components of the change in loan revenue from 2022

(in millions of Canadian dollars)	2023

Increase in revenue from higher yields	1,182

Increase in portfolio size	478

Foreign exchange impact	104

Increase in performing loan interest revenue	1,764

Increase in loan fee revenue	11

Increase in impaired revenue	1

Net change in loan revenue	$ 1,776

For a breakdown of loan interest yield on our fixed and floating rate portfolios, refer to Table 1 in Supplemental Information.

Marketable Securities and Cash Equivalents Revenue

We maintain a marketable securities portfolio in order to meet our liquidity requirements.

Our marketable securities and cash equivalents revenue consists of income earned on cash equivalents, other short-term instruments, bonds and government securities held during the year.

Marketable securities and cash equivalents revenue was $399 million in 2023, an increase of $224 million from the prior year largely due to an increase in yields. The portfolio is mainly sensitive to short-term U.S. Treasury rates. As these rates continued to increase in 2023, the yield on our marketable securities portfolio increased from 1.52% in 2022 to 3.76% in 2023.

Components of the change in marketable securities revenue from 2022

(in millions of Canadian dollars)	2023

Increase in revenue from higher yields	258

Decrease in portfolio size	(47)

Foreign exchange impact	13

Net change in marketable securities revenue	$ 224

Total Performing Loan Yield

Marketable Securities and

Cash Equivalents Revenue

89	EDC 2023 Integrated Annual Report

Interest Expense

Our interest expense includes the cost of our debt and related derivatives. Interest expense totalled $2.9 billion in 2023, an increase of $1.9 billion from 2022 mainly as a result of an increase in the cost of funds as well as a higher average debt portfolio size.

Our cost of funds increased from 2.05% to 5.10% primarily due to an increase in average yields for the year as a result of higher interest rates in response to the current inflationary environment. Debt yields on our floating rate portfolio increased to 5.29% in 2023 from 1.84% in 2022.

The average balance of our debt and derivatives portfolio increased by $8.9 billion in 2023 largely as a result of funding the growth in the loan portfolio.

		Interest Expense
Components of the change in interest expense from 2022
(in millions of Canadian dollars)	2023

Increase in expense from higher cost of funds	1,586

Increase in portfolio size	216

Foreign exchange impact	103

Net change in interest expense	$ 1,905
Net Finance Margin		Net Finance Margin

The net finance margin represents net financing and investment income expressed as a percentage of average income earning assets. Net financing and investment income consists of loan, marketable securities and cash equivalents and investment revenues net of interest expense and financing related expenses.

The net finance margin for 2023 was 1.73%, a decrease of 7 basis points compared to the prior year primarily due to a higher average cost of borrowing in 2023. While the average loan portfolio and debt balances increased in 2023, rising interest rates impacted our cost of funds more rapidly due to timing impacts.

For a breakdown of net finance margin, refer to Table 2 in Supplemental Information.

Net Insurance Service Result

Net insurance service revenue earned in our insurance portfolio totalled $294 million in 2023, an increase of $37 million compared to 2022. The increase reflects increased activity in our international trade guarantee solution, primarily in the utilities and finance and insurance sectors.

Net insurance service expenses consist of administrative expenses which are directly attributable to our insurance contracts, losses and recoveries of losses on onerous contracts, incurred claims and changes to the liabilities for incurred claims, net of the impact of our reinsurance contracts on these expenses. Net insurance service expenses were $226 million in 2023, an increase of $114 million compared to 2022. The increase is primarily the result of increased claim activity, particularly in the manufacturing and wholesale and retail trade sectors.

For the breakdown of insurance revenue, refer to Table 3 in Supplemental Information.

90	EDC 2023 Integrated Annual Report

Other (Income) Expenses

Other expenses in 2023 totalled $10 million compared to other income of $460 million in 2022.

We use a variety of financial instruments, including derivatives, to manage our interest rate and foreign exchange risk. Our marketable securities, derivatives and loans payable are held at fair value, whereas our loans receivable are held at amortized cost. As a result of the differing accounting treatment, fluctuations in market rates result in unrealized gains and/or losses on these three instruments carried at fair value, resulting in volatility in other (income) expenses. In 2023, we recorded net unrealized losses of $116 million compared to net unrealized gains of $753 million in 2022 related to these financial instruments primarily due to the volatility in global interest rates. Refer to page 112 for further discussion on our derivatives.

	(in millions of Canadian dollars)	2023	2022

	Net realized (gains) losses
	Marketable securities*	51	35
	Investments	(32)	(99)
	Sale of loan assets	9	13
	Derivatives	(36)	–
	Other	7	4

	Total net realized (gains) losses	(1)	(47)

	Net unrealized (gains) losses
	Marketable securities*	(137)	396
	Loans payable	772	(1,554)
	Derivatives	(519)	405
	Investments	(75)	380

	Total net unrealized (gains) losses	41	(373)

	Foreign exchange translation	(30)	(40)

	Total	$ 10	$ (460)

	* Includes gains and losses related to cash and cash equivalents.

Within our equity investments portfolio, we recorded realized gains of $32 million (2022 – $99 million) and unrealized gains of $75 million (2022 – unrealized losses of $380 million). The realized gains recognized in 2023 were primarily related to investments within our fund portfolio that distributed gains from the sale or initial public offering of individual investments within their portfolios. Unrealized gains were mainly due to positive developments for specific investments within our portfolio that resulted in increased fair market values in both our fund and direct portfolios.

Provision for (Reversal of) Credit Losses
We recorded a provision for credit losses of $321 million related to our loan portfolio in 2023 primarily due to new impairments, changes to the provision rates on existing impaired obligors and the update to the macroeconomic forecast used in the calculation of the allowance. This was partially offset by net upward credit migration in the transportation and storage sector and a reversal in our sovereign portfolio due to upward credit migration and net repayments.	(in millions of Canadian dollars)	2023	2022

	New originations(1)	373	328
	Net repayments and maturities(1)	(351)	(496)
	Remeasurements(2)	299	237

	Provision for credit losses	$ 321	$ 69

	(1) Represents provision requirement as a result of repayments, performing loan sales, disbursements and new financing commitments.
	(2) Refer to Note 6 of the consolidated financial statements.

In 2022 we recorded a provision for credit losses primarily due to net downward credit migration resulting from the deterioration in the macroeconomic environment, as well as new impairments and additional allowance requirements on existing impaired obligors in the transportation and storage sector. These charges were partially offset by portfolio composition as the new loan disbursements required less provision than the provision release as a result of loan repayments and maturities including repayments in our impaired portfolio in the year.

91	EDC 2023 Integrated Annual Report

Activity by industry within the provision for (reversal of) credit losses during the year was as follows:

Provision for (reversal of) credit losses by industry

(in millions of Canadian dollars)	Performing	Impaired	2023 Total	Performing	Impaired	2022 Total

Utilities	192	(3)	189	(43)	22	(21)

Professional services	31	64	95	15	(5)	10

Manufacturing	20	60	80	14	1	15

Resources	61	15	76	(18)	(4)	(22)

Transportation and storage	(114)	52	(62)	45	95	140

Wholesale and retail trade	34	24	58	17	11	28

Information	33	12	45	29	(170)	(141)

Commercial properties	(36)	(9)	(45)	27	16	43

Other	(29)	6	(23)	70	11	81

Total Commercial	192	221	413	156	(23)	133

Sovereign	(92)	–	(92)	(64)	–	(64)

Total	$ 100	$ 221	$ 321	$ 92	$ (23)	$ 69

For a breakdown of the provision for (reversal of) credit losses, refer to Table 4 in Supplemental Information.

Administrative Expenses

Under IFRS 17 – Insurance Contracts the portion of administrative expenses related to the insurance portfolio is allocated to Insurance service expenses. Administrative expenses for 2022 have been restated to reflect this allocation while the 2019 through 2021 comparative values have not been restated.

Administrative expenses before the reallocation were $684 million compared to $659 million for 2022. The increase is mainly due to higher human resource and system costs related to our strategic transformation as previously discussed. Administrative expenses after the reallocation were $577 million in 2023 compared to $533 million in 2022.

The Productivity Ratio (PR) captures how well we use our resources and ultimately manage our costs. The 2023 PR remained stable from 2022 at 42.2% which was lower than our Corporate Plan projection of 46.0% primarily as a result of higher net revenue than originally planned mainly due to higher net loan disbursements.

Administrative Expenses * Shown prior to IFRS 17 allocation

92	EDC 2023 Integrated Annual Report

FINANCIAL CONDITION

Statement of Financial Position Summary

Total assets were $71.5 billion at the end of 2023, an
increase of $3.8 billion from 2022 primarily due to an
increase in loans receivable, which increased by
$4.9 billion from 2022, mainly due to net loan
disbursements of $5.1 billion partially offset by foreign
exchange translation of $348 million.

Loans payable increased by $4.5 billion from the prior
year primarily due to the debt required to fund the
increase in our loans receivable balance, as our debt
requirements are largely driven by our loan portfolio,
and foreign exchange translation.

Net derivative instruments liabilities of $986 million
(2022 – $2.1 billion) decreased from the prior year
mainly due to net maturities and derivatives settling in
the year as well as unrealized gains.

as at December 31 (in millions of Canadian dollars)	2023	2022

Cash, cash equivalents and marketable securities	8,956	9,814
Derivative instruments	1,307	1,654
Loans receivable	59,041	54,182
Allowance for losses on loans	(1,720)	(1,630)
Investments	3,089	2,771
Other	841	938

Total Assets	$ 71,514	$ 67,729

Loans payable	55,109	50,568
Derivative instruments	2,293	3,712
Loan guarantees	334	234
Insurance contract liabilities	318	350
Other liabilities	634	474
Equity	12,826	12,391

Total Liabilities and Equity	$ 71,514	$ 67,729

Corporate Plan Discussion

(2024 discussion based on Corporate Plan submitted in 2023; numbers may vary from final approved Corporate Plan)

The following section discusses our 2023 results and financial position in comparison to Corporate Plan projections. We begin by looking back to our 2023 Corporate Plan and compare actual results to what was expected. Then we look forward to 2024 and provide an explanation of where we anticipate changes from our 2023 results and financial position.

Financial Performance

for the year ended December 31 (in millions of Canadian dollars)	2024 Corporate Plan	2023 Actual Results	2023 Corporate Plan	*

Net financing and investment income	1,256	1,212	1,084

Loan guarantee fees	87	78	83

Net insurance service revenue	266	294	269

Other (income) expenses	41	10	(26)

Administrative expenses*	600	577	681

Provision for credit losses	265	321	167

Net insurance service expenses	234	226	70

Net income	469	450	544

Other comprehensive income (loss)	14	(15)	4

Comprehensive income	$ 483	$ 435	$ 548

*	IFRS 17 allocates a portion of administrative expenses to insurance service expenses. The 2023 Corporate Plan did not contemplate this allocation.

93	EDC 2023 Integrated Annual Report

2023 Corporate Plan

Net income for 2023 was $450 million compared to the 2023 Corporate Plan net income of $544 million. Items of note are as follows:

•

Net insurance service expenses increased $156 million compared to the Corporate Plan as under IFRS 17 costs attributable to the acquisition and maintenance of insurance contracts are now included here rather than in administrative expenses as they were for the 2023 Corporate Plan. After excluding these costs, net insurance service expense increased $49 million from Plan largely as a result of an increase in net claims paid.

•

Provision for credit losses was $321 million compared to $167 million in the Corporate Plan. The Corporate Plan had anticipated an improvement in the global economic outlook leading to a stabilization of provisions, however, due to the deterioration in the macroeconomic environment, additional charges were recorded. As well, changes to impaired provisioning rates on existing impaired obligors resulted in additional provision requirements.

•

Net financing and investment income was $128 million higher than the Corporate Plan primarily due to higher net loan disbursements at the end of 2022 and throughout 2023 than anticipated in the Corporate Plan. In addition, foreign exchange fluctuations from the time the Corporate Plan was prepared as well as not repurchasing share capital in 2023 further contributed to the increase when compared to the Corporate Plan.

•

Administrative expenses decreased $104 million from the Corporate Plan however this is largely the result of the new presentation of financial results under IFRS 17. Gross administrative expenses, as presented in Note 21, are in line with the Corporate Plan.

2024 Corporate Plan

Net income for 2024 is planned to be $469 million, an increase of $19 million compared to 2023. Items of note are as follows:

•

We are projecting a provision for credit losses of $265 million in 2024 primarily due to the growth that was anticipated in the loan portfolio at the time the Corporate Plan was prepared as well as anticipated future impairments, particularly in our guarantee portfolio.

•	Net financing and investment income is expected to be $44 million higher in 2024 mainly due to anticipated growth in our loan portfolio.

Financial Position

as at December 31 (in millions of Canadian dollars)	2024 Corporate Plan	2023 Actual Results	2023 Corporate Plan

Cash and marketable securities	9,851	8,956	8,316

Derivative instruments	1,634	1,307	1,835

Loans receivable	64,566	59,041	53,727

Allowance for losses on loans	(1,503)	(1,720)	(1,572)

Investments	3,915	3,089	2,938

Other assets	866	841	1,010

Total Assets	$ 79,329	$ 71,514	$ 66,254

Loans payable	63,792	55,109	49,257

Derivative instruments	3,354	2,293	4,050

Insurance contract liabilities	344	318	518

Other liabilities	878	968	675

Equity	10,961	12,826	11,754

Total Liabilities and Equity	$ 79,329	$ 71,514	$ 66,254

94	EDC 2023 Integrated Annual Report

2023 Corporate Plan

Loans receivable for 2023 were $5.3 billion higher than projected in the Corporate Plan mainly due to higher net loan disbursements, in both the second half of 2022 and throughout 2023, than anticipated and foreign exchange translation.

Loans payable were $5.9 billion higher than the Corporate Plan mainly due to an increase in loans receivable, as our debt requirements are largely driven by our loan portfolio, and foreign exchange translation.

Net derivative instruments liabilities were $1.2 billion lower than the Corporate Plan. Due to the volatility and difficulty in estimating these financial instruments, they were held constant to their value at the time the Corporate Plan was prepared.

2024 Corporate Plan

The 2024 Corporate Plan is projecting an increase in our loans receivable and investments portfolios as well as an increase in loans payable as our debt requirements are largely driven by these portfolios. Additional debt is also required to fund the repurchases of share capital expected during the year.

Business Facilitated

In 2023, through our range of financial solutions, we supported $131.7 billion in exports, foreign investment and trade development activities, a decrease of $1.9 billion from 2022.

Business facilitated for financing and investments increased by $3.0 billion compared to the same period in 2022 mainly due to increases in direct lending and guarantees. The increase in direct lending activity primarily occurred in the finance and insurance and resources sectors where we signed a higher number of large transactions when compared to 2022. The increase in loan guarantees is mainly due to a large project finance guarantee in the Indo-Pacific region.

as at December 31 (in millions of Canadian dollars)	2023	2022

Direct lending	20,340	18,004
Project finance	5,748	6,016
Loan guarantees	4,422	3,401
Investments	701	770

Total financing and investments	31,211	28,191

Credit insurance	80,188	86,620
Financial institutions insurance	6,482	6,573
International trade guarantee	13,175	11,386
Political risk insurance	645	833

Total insurance	$ 100,490	$ 105,412

Total	$ 131,701	$ 133,603

Business facilitated for credit insurance decreased by 7% compared to the prior year primarily due to decreases in the wholesale and retail trade, transportation and storage and utilities sectors as a result of lower commodity prices.

Business facilitated for international trade guarantee increased by 16% compared to the prior year primarily due to broad growth from existing and new customers in the finance and insurance, utilities and manufacturing sectors.

Portfolio Exposures and Credit Quality

CONCENTRATION OF EXPOSURE

Our total exposure at the end of 2023 was $129.3 billion, an increase of $9.2 billion from 2022 primarily due to net loan disbursements of $5.1 billion, a $1.9 billion increase in international trade guarantee insurance in force, a $1.4 billion increase in letters of offer related to loans and loan guarantees, a $1.2 billion increase in loan guarantees and a $1.2 billion increase in credit insurance in force. The exposure within Canada (27%) and the United States (25%) remained consistent with 2022.

95	EDC 2023 Integrated Annual Report

Exposure by Portfolio

as at December 31 (in millions of Canadian dollars)	2023	2022

Financing portfolio:

Financing assets(1)	62,050	56,964

Commitments and guarantees(2)	22,101	19,052

Total financing portfolio	84,151	76,016

Insurance portfolio:

Credit insurance	17,427	16,261

Financial institutions insurance	2,114	2,865

International trade guarantee	15,295	13,412

Political risk insurance	313	359

Reinsurance ceded(3)	(287)	(232)

Total insurance portfolio	34,862	32,665

Marketable securities and derivative instruments(4)	10,263	11,468

Total exposure	$129,276	$120,149
(1)	Includes gross loans receivable and investments.
(2)	Includes $1.1 billion of investment commitments (2022 – $1.0 million).
(3)	Represents treaty reinsurance agreements covering most international trade guarantee obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.
(4)	Includes cash and cash equivalents.

For a detailed breakdown of the major concentrations of total exposure by geographical market and industry, refer to Tables 5 and 6 in Supplemental Information.

Exposure by Geographic Market

Exposure by Industry

FINANCING PORTFOLIO

LOANS PORTFOLIO

We support Canadian exports and Canadian investments abroad by providing financing solutions to Canadian exporters and their foreign customers, to Canadian investors and to financial institutions. Not only do we provide solutions for exporters with existing contracts, we also proactively identify potential procurement needs for large foreign buyers as well as large foreign projects, match those needs to Canadian expertise and provide financing in order to develop opportunities for procurement from Canadian companies. Our financing products enable Canadian companies to provide their customers with flexible financing. To mitigate credit risk within our loan portfolio, we enter into risk transfer transactions such as unfunded loan participations and loan default insurance.

96	EDC 2023 Integrated Annual Report

Gross Loans Receivable

Gross loans receivable totalled $59.0 billion at the end of 2023, an increase of $4.8 billion or 9% from 2022. The increase was mainly due to net disbursements of $5.1 billion partially offset by foreign exchange translation.

In assessing the credit risk profile of our loan portfolio, we rate our obligors using a system of credit ratings as established in our credit risk-rating methodology. These ratings are reviewed on a regular basis. Based on their ratings, we then categorize our loans receivable into three risk classifications: investment grade, non-investment grade and impaired.

Individually Impaired Gross Loans Receivable

Impaired loans represent loans for which we no longer have reasonable assurance that the full amount of principal and interest will be collected on a timely basis in accordance with the terms of the loan agreement. At the end of 2023, impaired gross loans receivable totalled $1.4 billion, a decrease of $238 million from 2022. During the year $191 million in principal was recovered through repayments. These recoveries were partially offset by 18 new impairments of $161 million, including six obligors in the professional services industry ($83 million), eight obligors in the manufacturing industry ($47 million), and one obligor in the construction industry ($15 million). Overall, impaired loans as a percentage of total gross loans receivable decreased to 2.44% in 2023 from 3.09% in 2022.

Gross Loans Receivable

Note 6 in the Consolidated Financial Statements provides additional information on the activity in our impaired loans portfolio during the year.

Table 7 in Supplemental Information provides industry concentration on impaired gross loans receivable.

Commercial Loans, Loan Commitments and Loan Guarantees

(in millions of Canadian dollars)	Gross loans receivable	Commitments	Loan guarantees	Risk transfer		2023 Exposure		2022 Exposure

Industry					$	%	$	%

Transportation and storage	13,860	3,009	194	(149)	16,914	21	16,836	24

Utilities	11,302	3,253	962	(40)	15,477	20	11,305	16

Manufacturing	7,772	3,172	1,510	–	12,454	16	11,855	16

Resources	7,702	1,269	333	(514)	8,790	11	8,380	12

Information	5,336	1,156	124	(3)	6,613	8	5,735	8

Finance and insurance	4,247	999	48	739	6,033	8	5,916	8

Wholesale and retail trade	2,495	599	837	(33)	3,898	5	3,427	5

Commercial properties	2,160	925	69	–	3,154	4	2,665	4

Professional services	1,397	481	298	–	2,176	3	2,062	3

Construction	627	247	171	–	1,045	1	1,070	2

Other	1,308	231	1,092	–	2,631	3	1,989	2

Total	$ 58,206	$ 15,341	$ 5,638	$ –	$ 79,185	100	$ 71,240	100

In order to manage our concentration risk, we enter into unfunded loan participation and loan default insurance agreements with financial institutions, thereby transferring exposure from other industries to the financial institutions industry.

97	EDC 2023 Integrated Annual Report

In 2023, our non-investment grade exposure increased slightly to 55% (2022 – 53%) of total exposure. The largest concentrations of non-investment grade exposures are within the utilities (20%), transportation and storage (19%) and manufacturing industries (18%).

Our five most significant counterparty exposures representing $7.0 billion, or 9% of the total commercial exposure at the end of 2023 were as follows:

•	two resources industry obligors with total exposure of $3.2 billion, located in Chile.

•	two transportation and storage industry obligors with total exposure of $2.5 billion, one located in the United Kingdom and one in Canada; and

•	one information industry obligor with total exposure of $1.3 billion, located in the United States.

After consideration of unfunded loan participations and loan default insurance, our exposure to these counterparties is

$6.9 billion.

Sovereign Loans, Loan Commitments and Loan Guarantees

(in millions of Canadian dollars)	2023 Exposure*		2022 Exposure

Country	$	%	$	%

Angola	371	49	439	46

Egypt	262	35	286	30

Cuba	37	5	36	4

Pakistan	22	3	38	4

Argentina	16	2	19	2

Côte d’Ivoire	14	2	21	2

Serbia	9	1	24	2

Indonesia	7	1	29	3

China	–	–	28	3

Other	17	2	42	4

Total	$755	100	$962	100

* No commitments and loan guarantees in 2023 (2022 – $13 million in loan guarantees)

Sovereign exposure is 100% non-investment grade (2022 – 96%).

Allowance for Credit Losses

The total allowance for losses on loans, loan commitments and loan guarantees was $2.1 billion at the end of 2023, an increase of $270 million from 2022.

The key components impacting the allowance in 2023 were as follows:

•	new originations – increase of $373 million;

•	remeasurement, partially as a result of deterioration in the macroeconomic environment – increase of $299 million;

•	net repayments and maturities – reduction of $351 million;

•	loan write-offs – reduction of $35 million; and

•	the strengthening of the Canadian dollar relative to the U.S. dollar – decrease of $16 million.

98	EDC 2023 Integrated Annual Report

INVESTMENTS

EDC plays a role in supporting the export growth of Canadian companies by helping them to access capital and financing in order to reach global market opportunities. Our solution suite covers a broad range of solutions with a portfolio of debt, late-stage venture capital and private equity investments focused on promising Canadian exporters. Investments are normally held for periods greater than five years and divestitures are generally made through the sale of our investment interests through private sales to third parties or sales on public markets.

Additionally, we offer the Investment Matching Program where we will match institutional private sector venture capital investments of up to USD $25 million under the same terms as the private sector investors for companies with an internationally scalable business model and high-growth potential. In 2023, we invested $147 million in equity capital in 34 companies, of which $47 million of capital went to cleantech businesses and $9 million to those led by people identifying as being from equity-seeking groups including women, Indigenous Peoples, Black and other racialized communities, persons with disabilities and the 2SLGBTQI+ community. Since inception, we have invested $496 million in 133 companies through the Investment Matching Program.

Overall, our equity investments exposure increased by $397 million to $4.2 billion in 2023 largely as a result of new private equity investments and unrealized gains partly offset by return of capital and foreign exchange translation.	(in millions of Canadian dollars)	2023	2022

	lnvestments	3,089	2,771
	Undisbursed commitments	1,122	1,043

	Total investments exposure	$ 4,211	$ 3,814

During the year, we signed an additional $701 million of new private equity investments (2022 – $770 million) which included
$209 million of capital invested in cleantech businesses and $147 million (2022 – $144 million) invested in the Investment Matching Program, as previously discussed.

INSURANCE PORTFOLIO

Credit insurance facilitates export growth by mitigating risk, providing companies with the confidence to do business abroad knowing that their receivables will be paid should their buyer default on payment. It also enhances their cash flow as banks are generally comfortable providing additional support when their customers’ foreign receivables are insured.

Financial institutions insurance supports Canadian exporters for bank and foreign buyer counterparty risk in trade transactions.

Our international trade guarantee products are delivered through partnerships with banks and surety companies. Our performance security and surety bond products are used by exporters primarily to guarantee their contract performance, which helps free up working capital. Our partnerships with banks and surety companies help them mitigate their risks and make it easier for exporters to obtain the coverage they need. We provide contract frustration insurance coverage to protect against commercial and political risks resulting from buyer non-payment associated with a specific contract.

Political risk insurance provides coverage for political events that could adversely impact a company’s foreign operations and/or its financial intermediaries by protecting investments and assets in other countries, typically in emerging markets. We stopped issuing new policies within this program in 2020.

The assistance that EDC provides to our policyholders within our four primary insurance solutions is counted in various ways. Under credit insurance and financial institutions insurance, the policyholder declares their sales volume to entities covered by their policy. These declarations are counted as business facilitated. Within our international trade guarantee solution, a facility is established and the policyholder makes requests for cover to initiate specific coverage. These requests represent business facilitated by EDC. As transactions are signed within political risk insurance, they are also counted as business facilitated.

In addition to directly underwriting insurance policies, we assume exposure from other insurers to fulfill our mandate to support Canadian exporters. We also cede reinsurance to other insurance companies to mitigate our risk. The ceding arrangements provide greater diversification of the business and minimize the net loss potential arising from large exposures.

99	EDC 2023 Integrated Annual Report

Insurance in Force

Our liability associated with outstanding insurance policies and guarantees is referred to as insurance in force and exposure throughout this annual report.

Insurance in force totalled $34.9 billion at the end of 2023 (2022 – $32.7 billion).

The following charts show the exposure by industry of our credit insurance and international trade guarantee solutions:

Credit Insurance

Exposure by Industry

International Trade Guarantee

Exposure by Industry

The following charts show the exposure by geographic market for our financial institutions and political risk insurance solutions:

Financial Institutions Insurance

Exposure by Geographic Market

Political Risk Insurance

Exposure by Geographic Market

100	EDC 2023 Integrated Annual Report

Claims The following table provides a breakdown of claims paid by exporter’s insured industry:					Claims Submitted, Paid and Under Consideration
(in millions of Canadian dollars)		2023		2022
	$	%	$	%
Manufacturing	75	36	30	39
Resources	74	36	3	4
Wholesale and retail trade	41	20	12	15
Finance and insurance	7	3	7	9
Professional services	5	2	14	18
Construction	1	1	2	3
Information	1	1	1	1
Transportation and storage	1	1	2	3
Utilities	–	–	3	4
Other	–	–	3	4
Claims paid	205	100	77	100
Claims recovered	(36)		(44)
Net claims paid	$ 169		$ 33

Claim payments totalled $205 million in 2023 and were comprised of 827 claims related to losses in 73 countries (2022 – 507 claims in 50 countries). In 2023, the largest concentration of claim payments was related to risks in South and Central America and the Caribbean as well as North America mainly in manufacturing, resources and wholesale & retail trade industries.

In 2023, we recovered $38 million in total (2022 – $51 million) of which $2 million was disbursed to exporters (2022 – $7 million).

For a breakdown of claims by size concentration, refer to Table 9 in Supplemental Information.

Insurance Contract Liabilities

Insurance contract liabilities represent our estimate of future cash flows under the terms and conditions of our insurance contracts.

As a result of the implementation of IFRS 17 in 2023, our opening insurance contract liabilities on January 1, 2022 were restated. This adjustment resulted in a decrease to our net liabilities of $191 million, which was reflected as an adjustment through opening retained earnings.

At the end of 2023, the insurance contract liabilities were $318 million. The liability net of the reinsurers’ share was $253 million, a decrease of $37 million from 2022, primarily due to the payment of significant claims in 2023, which were outstanding at the end of 2022, and changes in actuarial assumptions.

The reinsurers’ share of our insurance contract liabilities is recorded as an asset on the Consolidated Statement of Financial Position. The reinsurance contract assets were $65 million at the end of 2023 (2022 – $60 million). If we were required to pay a claim on reinsured policies, we could recover from the reinsurer depending on the terms of the agreement.

Insurance Contract Liabilities

as a % of Insurance in Force

(net of reinsurance)*

* 2022 and 2023 liabilities have been prepared in accordance with IFRS 17. Prior year amounts have not been restated and are prepared in accordance with IFRS 4.

101	EDC 2023 Integrated Annual Report

As permitted by International Financial Reporting Standard 7 – Financial Instruments: Disclosures, we have displayed certain parts of our Management’s Discussion and Analysis which discuss the nature, extent and management of credit, liquidity and market risks in green font. These disclosures form an integral part of our audited consolidated financial statements for the year ended December 31, 2023.

MARKETABLE SECURITIES AND DERIVATIVE INSTRUMENTS

Our policies and procedures, which are reviewed periodically, are designed to limit and manage credit risk associated with marketable securities, cash equivalents and derivative instruments. These policies and procedures define the minimum acceptable counterparty rating in alignment with the Minister of Finance Financial Risk Management Guidelines for Crown Corporations. In addition, we have policies which are reviewed periodically and procedures that establish credit limits for each counterparty, which are reviewed by management no less than annually. These policies and procedures are designed to limit and manage the credit risk associated with these financial instruments.

Our interest-bearing deposits and marketable securities portfolio expose us to the risk that the deposit-taking institutions or counterparties will not repay us in accordance with contractual terms. Our potential deposit and marketable securities credit exposure is represented by the carrying value of the financial instruments.

The following table provides a breakdown, by credit rating and term to maturity, of our deposits and marketable securities credit exposure:

(in millions of Canadian dollars)

	Remaining term to maturity

Credit rating	Under 1 year	1 to 3 years	Over 3 years	2023 Exposure	2022 Exposure

AAA	2,242	2,088	2,380	6,710	6,641

AA+	–	58	–	58	44

AA	80	–	13	93	1

AA-	940	6	–	946	1,471

A+	687	33	50	770	1,132

A	77	–	–	77	157

A-	254	20	–	274	359

BBB	28	–	–	28	9

Total	$ 4,308	$ 2,205	$ 2,443	$ 8,956	$ 9,814

Derivatives expose us to the risk that the counterparty will not repay us in accordance with contractual terms. Our potential derivative credit exposure is represented by the replacement cost of contracts that have a positive fair value. For a more in-depth discussion on the use of derivative instruments, refer to the section on derivative instruments (see page 112).

All swaps are transacted with high credit quality financial institutions. We operate a collateral program to mitigate credit exposure related to swaps used to hedge risk within our funding program. As market rates move between the settlement date and maturity date of the swap, the financial instrument attains value such that to terminate the swap early, one counterparty would need to make a payment to the other to compensate for the movement in rates. In order to mitigate the credit risk, we enter into collateral agreements with financial institutions with whom we undertake swap transactions. Under the terms of the swap agreements, when the credit exposure surpasses an agreed upon threshold, collateral in the form of government securities is posted with an independent third party by our swap counterparty. At the end of 2023, no collateral (2022 – no collateral) was posted by our counterparties to mitigate credit risk associated with swap agreements.

102	EDC 2023 Integrated Annual Report

The following table provides a breakdown, by credit rating and term to maturity, of our derivative credit exposure and how it is offset against exposure netting amounts and collateral held. Exposure netting amounts represent derivative contracts where there is an agreement with the counterparty (netting agreement) that allows us to offset the counterparty’s derivative credit exposure to us against our credit exposure to that same counterparty. After applying both exposure netting and collateral held, our net exposure is $30 million (2022 – $25 million). The net exposure increased from the prior year primarily due to foreign exchange rate movement on long-term currency swaps, as well as unrealized gains on interest rate swaps.

(in millions of Canadian dollars)

	Remaining term to maturity

Credit rating	Under 1 year	1 to 3 years	Over 3 years	Gross exposure	Exposure netting*	2023 Net exposure	2022 Net exposure

AA-	90	126	614	830	(830)	–	3

A+	36	29	225	290	(278)	12	20

A	18	12	151	181	(163)	18	2

A-	1	1	4	6	(6)	–	–

Total	$ 145	$ 168	$ 994	$ 1,307	$ (1,277)	$ 30	$ 25
*	As a result of netting agreements.

Credit risk for marketable securities and derivative instruments is reported on a quarterly basis to the Asset Liability Management Committee and to the Risk Management Committee of the Board.

Capital Management

Our capital management framework ensures that we are appropriately capitalized and that our capital position is identified, measured, managed and regularly reported to the Board. Our capital is first and foremost available to support Canadian exporters and investors for the benefit of Canada. Being appropriately capitalized has allowed us to fulfill our mandate and sustain continued risk capacity for Canadian exporters and investors.

We have a capital management framework in place which follows the Internal Capital Adequacy Assessment Process (ICAAP). Under ICAAP, EDC targets a level of capitalization sufficient to cover potential losses consistent with a rating standard of AA. This solvency standard aligns with that of leading financial institutions and with the key principles of financial self-sufficiency.

We assess capital adequacy by comparing the supply of capital to the demand for capital. Demand for capital, which is calculated by models or approaches that estimate the capital required to cover the potential losses consistent with an AA solvency level, includes credit, market, operational, pension plan and business/strategic risk. The supply of capital is determined by our financial statements and consists of paid-in share capital and retained earnings.

Capital Adequacy
as at December 31 (in millions of Canadian dollars)	2023	2022*

Demand for capital

Credit risk	3,894	4,528

Market risk	1,146	1,010

Operational risk	247	249

Strategic risk	515	515

Pension plan risk	591	591

Strategic initiatives	974	1,050

Total demand for capital	$ 7,367	$ 7,943

Supply of capital	$ 12,826	$12,206

EDC implied solvency rating	AAA	AAA
*	Represents our position before IFRS 17 implementation

103	EDC 2023 Integrated Annual Report

We measure and report changes to capital supply, capital demand and its implied solvency rating to Executive Management quarterly. These capital measures are reported regularly to the Board together with forward looking stress tests which model the potential impact on capital of severe but plausible risk events.

We strive to ensure that our risk and capital management policies are aligned with industry standards and are appropriately sophisticated relative to our risk profile and business operations.

We continue to monitor our capital adequacy related to the Business Credit Availability Program (BCAP) which was created to provide support during the COVID-19 pandemic. As agreed to with our shareholder in 2022, dividends and/or special dividends will be paid by way of a share buyback until such time that our share capital returns to pre-pandemic levels. As a result of the timing of the approval of our Corporate Plan, we did not repurchase any shares in 2023. In 2022, we repurchased shares for a total of $3.81 billion based on the capital position of our core programs, BCAP and a targeted ICAAP ratio.

Capital Adequacy – BCAP Support (included in above)

as at December 31 (in millions of Canadian dollars)	2023	2022*

Demand for capital

Oil and gas	141	628
Other	21	10

Total demand for capital	$ 162	$ 638

Supply of capital	$ 1,152	$ 1,162

Capital surplus	$ 990	$ 524
*	Represents our position before IFRS 17 implementation

Investor Relations

Treasury issues debt securities and manages EDC’s liquidity while mitigating operational, financial and reputational risks.

Funding

In 2023, we borrowed USD 13.4 billion in the global capital markets by issuing fixed income securities in public and private markets denominated in nine currencies.

EDC issued several successful benchmark transactions:

•	Euro 2 billion 2.875% 5-year bond

•	GBP 600 million 4.0% 3-year bond

•	USD 3.5 billion 3.875% 5-year bond

•	USD 2 billion 4.375% 3-year bond

•	AUD 1 billion 4.5% 5.5-year bond

•	AUD 1 billion 4.4% 3.6-year bond

Fiscal 2023

Total Funding USD 13.4 billion

These benchmark transactions provided excellent investor diversification and demonstrated commitment to our strategic funding markets.

We remained active with emerging market currency issuance and private placements tailored to meet investors’ specific needs and expand our investor base.

104	EDC 2023 Integrated Annual Report

Off Balance Sheet Arrangements

In the normal course of business, we engage in a variety of transactions with structured entities (SEs). SEs are generally created for a single purpose, have a limited lifespan and are used for risk management, legal or taxation reasons to hold specific assets for their benefactors. These transactions are generally undertaken for risk, capital and funding management purposes that benefit our customers. In accordance with IFRS, those SEs where we are not exposed or do not have rights to variable returns from our involvement with the SE and do not have decision-making power to affect the returns of the SE, have not been consolidated on our Consolidated Statement of Financial Position.

We may also use SEs to hold assets that have been foreclosed upon and cannot be held directly for legal or taxation reasons, typically for foreclosed assets in foreign countries. Refer to Note 24 for further details.

Financial Instruments

Given the nature of our business, our assets and liabilities are substantially composed of financial instruments. Financial instrument assets include cash and cash equivalents, securities, investments, and loans receivable, while financial instrument liabilities include accounts payable, loans payable and loan guarantees.

In accordance with IFRS, the majority of our financial instruments are recognized in the Consolidated Statement of Financial Position at their fair value. These financial instruments include marketable securities, investments, derivative instruments, and loans payable designated at fair value through profit or loss. Note 2 of the consolidated financial statements outlines the accounting treatment for our financial instruments, while Note 3 provides details of how their fair values are determined.

Derivative Instruments

We may also use a variety of derivative instruments to manage interest rate risk, foreign exchange risk and credit risk. Derivative instruments used include interest rate swaps, cross currency interest rate swaps, foreign exchange swaps and foreign exchange forwards.

We do not use derivatives for speculative purposes. These derivatives are only contracted in accordance with policies established in the Global Risk & Sustainability Group (GRS Group) and approved by our Board of Directors. Both our internal policies and guidelines and those set by the Minister of Finance limit our use of derivatives. Derivative counterparty credit risk is managed by contracting only with creditworthy counterparties, and in certain cases entering into collateral agreements with those counterparties. For further discussion on our risk management framework, refer to the Risk Management discussion on the following pages.

Risk Management Overview

As Canada’s export credit agency, EDC is in the business of taking risk. It is through the assumption of risk that we deliver on our mandate and generate value. Our global business activities expose us to a wide variety of risks – financial, operational and strategic – across a diverse economic and political landscape. As we seize new business opportunities, we remain vigilant in our efforts to identify and anticipate risks and manage them appropriately. By doing so, we will safeguard our ability to achieve our business objectives and remain sustainable and relevant in the years to come.

We have established a foundational Enterprise Risk Management (ERM) practice and are leveraging our investments in our risk management activities. We have matured our risk management activities to ensure enterprise-wide risk management. Our intended outcomes incorporate guidance provided by the Office of the Superintendent of Financial Institutions, the Office of the Auditor General and industry leaders.

At EDC, ERM developed a governance system that enables us to manage the risks we do choose to take. This effort involves, among other things, elevating risk awareness, understanding and foresight throughout the organization. By better managing risk, we can serve more exporters and investors and in so doing, play a more significant role in Canada’s trade ecosystem.

105	EDC 2023 Integrated Annual Report

Our ERM emphasizes a risk culture of oversight and clear direction, ownership and accountability, and the requirement for monitoring and reporting. Key elements include: governance in accordance with a three-lines-of-defence model (3LD), a sound approach to risk governance; articulation and operationalization of our risk appetite; enhanced discipline around risk management processes; and integration of new financial and operational risk policies.

Our Board of Directors and management team are actively engaged to ensure that a risk management program is effectively implemented at all levels of the corporation.

Risk Governance, Oversight and Design

Our evolving risk governance structure balances strong central oversight and control of risk with clear accountability for and ownership of risk within the front lines. The 3LD risk governance model ensures a balance between three distinct organizational functions, or “lines of defence”:

•	1st Line of Defence: Employees on the front line who take, own and manage risk on a day-to-day basis.

•

2nd Line of Defence: The risk and compliance functions that provide independent oversight and objective assessment of the first-line’s risk activities with a focus on risk management expertise, support, governance, and monitoring.

•	3rd Line of Defence: The internal audit function, which provides independent assurance on the effectiveness of risk management policies, processes and practices to senior management and the Board.

This structure supports the cascade of EDC’s Risk Appetite throughout the organization and provides forums for risks to be appropriately considered, reviewed and factored into business decisions.

BOARD AND ITS KEY RISK COMMITTEES

Board of Directors

The Board of Directors is ultimately responsible for Risk Governance by setting the cultural tone, approving EDC’s Risk Appetite and ERM Framework, and maintaining oversight as to the efficacy of the ERM program. In addition, it has responsibility to ensure that our incentive, reward and performance management and evaluation systems are aligned and in place, with due emphasis on risk, compliance and controls. The Board operates formal committees to oversee and provide guidance and direction. This committee structure helps to ensure that risks are adequately considered, discussed, debated and factored into business decisions.

Risk Management Committee of the Board

This committee assists the Board in fulfilling its oversight responsibilities with respect to the prudent management of our capital structure, including the management of the credit, market and other enterprise risks of EDC.

Audit Committee of the Board

The Audit Committee assists the Board in fulfilling its oversight responsibilities with respect to our standards of integrity and behaviour, financial reporting and internal control systems.

MANAGEMENT AND ITS KEY RISK COMMITTEES

Executive Management Team

The Executive Management team, led by the President and CEO and including the executives reporting directly to the President and CEO and those reporting to the Chief Operating Officer, is ultimately accountable for managing enterprise risk within the Board-approved Risk Appetite, approving policies and procedures and overseeing execution of risk management activities. The Executive Management team has primary responsibility for the management of EDC’s risks, standards of integrity and behaviour, financial reporting and internal control systems.

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The Executive Management team participates in various senior management committees. Five of these are described below.

Management Risk Management Committee

This committee has responsibility to make risk decisions, provide guidance on risk issues, undertake risk governance and to ensure that appropriate capital and risk management policies are in place.

Asset Liability Management Committee

The Asset Liability Management Committee acts as authority for recommending market risk policies to the Board for approval and ensuring that policies are supported by appropriate procedures and practices for the measurement, management and reporting of market risk. In addition, the committee provides endorsement as to the acceptability of our asset/liability management strategy, ensures that market risk positions are managed within policy limits, and addresses such risk practices as diversification requirements and reporting and monitoring of compliance with guidelines.

Investment Committee

The Investment Committee reviews and endorses the acceptability of transactions to be made under our investments program and approves or recommends transactions to the Board of Directors as appropriate. It also makes recommendations regarding the program’s strategy to the Executive Management team and the Board of Directors and monitors program-level performance.

Management Pension Committee

This committee oversees operations and performs high-level decision-making functions with respect to the pension plans and the related pension funds including recommendations to the Human Resources Committee of the Board.

Initiatives Oversight Committee

The Initiatives Oversight Committee (IOC) ensures EDC’s transformation priorities and benefits realized are aligned with our Corporate Plan and strategy. IOC reviews, provides input to, challenges, and approves the transformation roadmap including investments and discretionary spending for the portfolio of initiatives. It also monitors and provides oversight on overall transformation progress and performance.

As we mature our risk management practices, the structure of our risk committees will evolve and be revised accordingly.

KEY RISK MANAGEMENT GROUPS

Global Risk & Sustainability Group

The Global Risk & Sustainability Group (GRS Group) provides independent oversight of and effective challenge to the management of risks inherent in our activities, including the establishment of our Enterprise Risk Management policies and framework to manage risk in alignment with our risk appetite and business strategies. The GRS Group is responsible for identifying, measuring, monitoring, assessing, and reporting on risk factors facing EDC, and ensuring that risk considerations are taken into account and align with our risk tolerance in all areas and processes at EDC. The GRS Group is headed by the SVP, Global Risk & Sustainability and Chief Risk & Sustainability Officer, who works closely with the President and Chief Executive Officer, the Chief Operating Officer, the Board of Directors and other members of Senior Management to set the ‘tone at the top’ and establish a risk aware culture across EDC.

Finance

Responsible for financial planning, accounting, financial reporting and cash management, Finance ensures that appropriate controls exist for effective cash management and delivery of complete and accurate financial reporting.

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Internal Audit

As the third line of defence, Internal Audit (IA) is responsible to provide independent and objective assurance and advisory services designed to add value and help us achieve our business objectives pertaining to operations, reporting, and compliance with laws and regulations. IA does this by bringing a systematic and disciplined approach to evaluating and improving internal controls, risk management, and governance processes. Although IA’s mandate includes the provision of advisory services to management, these services will be ancillary to the assurance services it provides to the Audit Committee of the Board of Directors. Our Chief Internal Auditor reports to the Chair of the Audit Committee of the Board of Directors and has a dotted line reporting relationship with our Executive Vice President of Finance and CFO.

IA governs itself by adhering to The Institute of Internal Auditors’ (IIA) mandatory guidance, including the Core Principles for the Professional Practice of Internal Auditing, the Definition of Internal Auditing, the IIA Code of Ethics and the International Standards for the Professional Practice of Internal Auditing. This guidance constitutes principles of the fundamental requirements for the professional practice of internal auditing and for evaluating the effectiveness of internal audit’s performance.

Front Line Units

Front Line Units includes business units and other functions within the first line of defence who take, own and manage risk on a day-to-day basis. These functions are responsible for identifying, assessing, mitigating, assuming, controlling and reporting on risk in accordance with established enterprise risk appetite, policies, culture and strategic goals.

Risk Taxonomy

Our Enterprise Risk Management taxonomy breaks risk down into three broad areas, expressing our risk appetite and tolerance in terms of financial risk, operational risk, and strategic risk.

FINANCIAL RISK MANAGEMENT

Portfolio Risk Profile

While EDC follows leading risk management practices, we generally assume more risk than a typical financial institution due to our mandate. We take on larger single counterparty exposures and larger concentration exposures by industry than other financial institutions, most notably in the finance and insurance, manufacturing, utilities and transportation and storage industries which lead Canadian exports.

Our non-investment grade exposure corresponds to 55% of EDC’s loan portfolio however attracts 82% of capital demand.

Credit Risk Management

Credit risk is the risk of loss incurred if a counterparty fails to meet its financial commitments. We are exposed to credit risk in the delivery of financing and insurance products and services as well as our treasury activities.

We manage credit risk in the organization through policy requirements, established authorities and limits, mitigation activities and reporting. Our credit risk policies set out our requirements on credit granting, concentration, counterparty and country limits, risk rating, exposure measurement, monitoring and review, portfolio management and risk transfer, as well as management and Board reporting.

Credit Granting

We deliver our financing and insurance products and services through business teams by business unit. The business teams are responsible for the proper due diligence associated with credit commitments. Credit commitments in excess of certain thresholds require independent authorization by the GRS Group or the Board of Directors. The credit rating of a transaction and/ or the dollar amount of exposure at risk determines whether approval is required by the GRS Group or the Board of Directors.

Our approval responsibilities are governed by delegated authorities. The Board reserves to itself the authority to approve certain transactions in the By-Law, and all other transactions fall within the authority of the President and CEO. Onward delegation of authority by the President and CEO to business units is controlled to ensure decision-making authorities are restricted to those individuals with the necessary experience levels. The criteria whereby these authorities may be further delegated throughout the organization, as well as the requirements relating to documentation, communication and monitoring of delegated authorities, are set out in corporate policies and standards.

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We bear additional counterparty risk through our treasury liquidity and derivative portfolios. Treasury counterparties must be recommended by the Market and Liquidity Risk team and approved by the Risk Management Office team within the GRS Group. All treasury credit exposures are measured on a fair value basis and compliance with policy and operational limits is measured daily. In addition, we have policies and procedures in place to limit and to manage the credit risk associated with these financial instruments and to define collateral requirements for treasury counterparties.

We also bear counterparty risk through our insurance portfolio under a reinsurance structure, where we are exposed to the credit risk of the reinsurer. To help mitigate this risk, our placement of reinsurance is diversified such that it is not dependent on a single reinsurer. Reinsurance counterparty exposure is managed under our reinsurance counterparty management procedures and monitored by the GRS Group.

Concentration Limits

To ensure diversification of risks within our credit commitments, we have established risk limits in place to protect against being overly concentrated to any one country, industry or commercial obligor. Our capital base is factored into the determination of limits as well as risk factors associated with the exposure including the obligor rating, country rating, associated collateral and EDC product type. Exposures beyond the risk limits require Chief Risk and Sustainability Officer approval or review by the Risk Management Committee of the Board and approval of the Board.

Risk Ratings

Consistent with the Basel II Advanced Internal Rating-Based approach, credit risk is measured by assigning two distinct ratings. The first one is a risk rating to an obligor that is tied to a probability of default (PD). The PD describes the likelihood of a default of an obligor over a one-year period. The second one is a rating to a transaction in the form of a loss given default (LGD) estimate. The LGD estimates the percentage of dollar exposure which EDC reasonably expects to lose should a default occur on a specific transaction.

EDC’s internal credit risk rating system measures obligor and transaction risks for the majority of our risk exposure. This risk rating system utilizes a 20 point rating scale to differentiate the PD of obligors and a 7 point rating scale to differentiate the LGD of transactions. While our obligor rating is arrived at independently of external ratings for the obligor, our risk-rating methodology includes a review of those external ratings.

Our Economics team is responsible for establishing, monitoring and approving country risk ratings. Country risk ratings are continually reviewed to take into consideration any changes in the world environment or a specific country.

For treasury related counterparties, EDC’s internal credit rating must not exceed the lower of the highest two external ratings.

Exposure Measurement

To ensure that the level of credit risk is transparent to both management and the Board, our credit exposure measurement guideline requires information reporting and comparison of the aggregated exposures within a portfolio against prescribed limits such as country, industry and obligor. We also report on approved short-term buyer limits under our credit insurance program.

Monitoring and Review

Our operating practices include ongoing monitoring of credit exposures. Teams are in place to monitor and manage credit exposure within the different product lines which include monitoring of events in the country and industry of the obligor. The business teams are responsible for managing the credit quality and financial performance of our portfolio of commercial loans and guarantees both at the transaction and portfolio levels. This includes undertaking loan reviews, assessing risk ratings and regularly monitoring borrowers and the credit risk environment including research and assessment of financial, operating and industry trends. Our portfolio of credit insurance counterparties is actively monitored by our Risk Assessment and Portfolio Management team. In addition, deteriorating credits are managed by teams that specialize in restructurings, Paris Club reschedulings, claims and recoveries. Management and the Board are frequently apprised on the credit quality of the portfolio through regular reporting including detailed quarterly reporting on the breakdown of the portfolio by risk ratings, impaired obligors, loan write-offs and claims information.

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In addition, our Special Risks team thoroughly reviews debt files at all stages of the overdue, claim and recovery process. This team manages and pursues debt files to minimize losses. Continuously evolving documentation and analytical standards also ensure that the claims process and its outcomes are appropriate and consistent.

Portfolio Management

The goal of portfolio management is to ensure our ability to pursue mandate related opportunities while taking into consideration the availability of financial resources and limit constraints. Management and the Board are regularly updated on our portfolio of credit exposures through quarterly compliance reporting against concentration limits. We use both primary and secondary portfolio management activities to address imbalances or excess concentrations including, but not limited to, syndication at credit origination, the sale of assets, insurance, reinsurance and hedging using credit derivatives.

We continue to make use of loan insurance for risk mitigation purposes targeting large exposures in our loan portfolio. To address credit concentration in our insurance portfolios we engage in various risk transfer activities, primarily through co-insurance and reinsurance. We have treaty reinsurance agreements covering the short-term export credit insurance portfolio, most international trade guarantee obligors and foreign bank exposures, and the political risk insurance portfolio. We additionally have facultative reinsurance agreements covering specific credit insurance policies and buyers and some large international trade guarantee obligors, as well as specific political risk insurance policies.

Management and Board Reporting

The GRS Group provides timely and comprehensive risk reporting to management and the Board on major risks being assumed by or facing EDC, enabling appropriate management and oversight. This reporting includes, but is not limited to, a monthly report to management including credit risk policy compliance, capital adequacy and details on market risk, liquidity risk and funding. This information is also provided to the Board on a quarterly basis. Ad-hoc risk reporting is also provided to senior management and the Board as warranted for new or emerging risk issues or significant changes in our level of risk. Significant credit and non-credit risk issues and action plans are tracked and reported to ensure management accountability and attention are maintained.

Market Risk Management

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk comprises three types of risk: foreign exchange risk; interest rate risk; and other price risk. We are exposed to potential losses as a result of movements in interest and foreign exchange rates.

Through our policies and guidelines, we ensure that market risks are identified, measured, managed and regularly reported to management and the Board. Our market risk policies set out our requirements on interest rate and foreign exchange exposure limits, liquidity, investment, debt funding, management of the credit risk for treasury counterparties and management and Board reporting. The Asset Liability Management Committee, which is chaired by the Chief Financial Officer (alternate Chair is the Chief Risk & Sustainability Officer), oversees and directs the management of market risks inherent within our normal business activities. Risk oversight is provided by the Market and Liquidity Risk team in the GRS Group.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. We are exposed to potential adverse impacts on the value of financial instruments resulting from differences in the maturities or repricing dates of assets and liabilities both on and off-balance sheet, as well as from embedded optionality in those assets and liabilities.

Our interest rate risk is managed in accordance with guidelines established by the Department of Finance as well as policies set by the Board. We report interest rate risk monthly to the Asset Liability Management Committee and quarterly to the Risk Management Committee of the Board.

Management of interest rate risk is enabled through monthly risk position monitoring against limits and reporting. Interest rate risk is measured by simulating the impact of a 100 basis point change in both our net financing and investment income and our economic value. Economic value is defined as the net present value of all future cash flows for assets and liabilities of EDC (discounted at current market swap rates for each currency).

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Our policy sets limits based on the impact of an instantaneous 100 basis point change in interest rates. The limit on the sensitivity of net financing and investment income (NFII) to an instantaneous 100 basis point change in interest rates is that, for the next 12-month period, projected NFII should not decline by more than 7.5% (± $85 million and $84 million as at year-end 2023 and 2022, respectively) on a consolidated Canadian dollar equivalent basis. The economic value limit is that for an instantaneous 100 basis point change in interest rates, EDC’s economic value should not decline by more than 10% (± $1,458 million and $1,290 million as at year-end 2023 and 2022, respectively) of our current net present value.

EDC’s economic value is sensitive to interest rates; however, we hedge our interest rate risk mismatches in multiple currencies.

The table below presents the sensitivity of the net financing and investment income, net income, and economic value of EDC to a parallel 100 basis point change in interest rates given the outstanding positions as at December 31:

(in millions of Canadian dollars)		2023		2022
	+100 Basis Points	-100 Basis Points	+100 Basis Points	-100 Basis Points

Change in net financing and investment income	(37)	37	(35)	35
Change in net income	298	(331)	295	(334)
Change in economic value of EDC*	(418)	440	(406)	421

*	Economic value is the measure of EDC’s market value, as measured by the present value of assets minus the present value of liabilities.

Foreign Exchange Risk

Foreign exchange risk is the potential adverse impact on the value of financial instruments resulting from exchange rate movements. We are exposed to foreign exchange rate risk when there is a mismatch between assets and liabilities in any currency.

Our foreign exchange risk is managed in accordance with guidelines established by the Department of Finance as well as policies approved by the Board. We report our foreign exchange risk monthly to the Asset Liability Management Committee and quarterly to the Risk Management Committee of the Board.

In addition to the guidelines and policies described above, we also have supplemental operational limits and reporting requirements. Management of foreign exchange risk is enabled through monthly risk position monitoring against limits and reporting.

As per our policy, the potential translation loss impact to one month’s net financing and investment income (NFII) as measured by a two standard deviation change in foreign exchange rates is limited to 2.5% of projected 12 month NFII, on a consolidated Canadian dollar equivalent basis.

As the table below indicates, we were onside our policy as at December 31:

(in millions of Canadian dollars)	2023	2022

Limit	28	28

Position	11	21

The table below presents the sensitivity of net income to changes in the value of the Canadian dollar versus the other currencies to which we were exposed given the outstanding positions as at December 31:

(in millions of Canadian dollars)		2023		2022
	Increases by 1%	Decreases by 1%	Increases by 1%	Decreases by 1%

Change in net income	2	(2)	(5)	5

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Derivative Instruments

We use a variety of derivative instruments to manage costs, returns and levels of financial risk associated with funding, investment and risk management activities. The principal purpose for which we use derivative instruments is to hedge against foreign exchange and interest rate risk. Our use of derivative instruments may include, but is not restricted to, currency and interest rate swaps, foreign exchange swaps, forwards and options. We do not use derivative instruments for speculative purposes.

We do not engage in the use of derivative instruments whose value and financial risks cannot be measured, monitored and managed on a timely basis. The Market and Liquidity Risk team formally reviews our derivative instrument transactions at time of inception, and on an ongoing basis to provide an independent verification on the valuation of transaction structures and of associated financial risks.

Derivative instruments are used to hedge risks by matching various exposures. For example, we may balance the proportion of fixed to floating assets in our portfolio using interest rate swaps in order to mitigate interest rate risk.

The following table indicates the fair value of our derivative instruments based upon maturity:

as at December 31 (in millions of Canadian dollars)	Positive	Negative	2023 Net	Positive	Negative	2022 Net

Less than 1 year	145	(497)	(352)	198	(1,040)	(842)

1 – 3 years	168	(811)	(643)	250	(1,092)	(842)

3 – 5 years	241	(812)	(571)	198	(1,290)	(1,092)

Over 5 years	753	(173)	580	1,008	(290)	718

Gross fair value of contracts	$1,307	$(2,293)	$(986)	$1,654	$(3,712)	$(2,058)

Liquidity Risk Management

Liquidity risk is the risk that we would be unable to honour daily cash outflow commitments or the risk that we would have to obtain funds rapidly, possibly at an excessively high premium during severe market conditions. Liquidity risk arises from two sources: mismatched cash flows related to assets and liabilities and liquidity risk due to the inability to sell marketable securities in a timely and cost effective manner.

Our Treasury department is responsible for our liquidity management and the Market and Liquidity Risk team is responsible for monitoring compliance with our policies and procedures. Pursuant to our risk management policies, we must maintain sufficient liquidity to meet a prescribed minimum level, based on forecasted cash requirements.

Within the overall policy framework, we manage our liquidity risk both within the overall policy limits and also within supplemental limits. The Market and Liquidity Risk team measures our position daily and provides a monthly report to senior management on our actual liquidity position against this minimum limit, as well as a quarterly report to the Risk Management Committee of the Board.

We maintain liquidity through a variety of methods:

•

Cash, Cash Equivalents and Marketable Securities: We hold cash, cash equivalents and marketable securities to ensure that sufficient liquidity is available if required to meet forecasted cash requirements. During 2023, the average balance of cash, cash equivalents and marketable securities was $10,816 million (2022 – $11,747 million).

•

Access to Commercial Paper Markets: In the course of our normal activities, our commercial paper programs provide us with the necessary liquidity to meet our cash requirements on a daily basis. During 2023, the average balance of commercial paper was $12,337 million (2022 – $9,755 million).

Investment Risk

The Investment Policy defines the marketable securities investments that we may undertake in the market place by instrument type. The investment of corporate cash holdings is governed by Section 10(1.1)(h) of the Export Development Act (the “Act”), Section 128 of the Financial Administration Act, and EDC’s Investment Authorities approved by the Minister of Finance.

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Debt Funding

The Act places limitations on our borrowings. It allows us to borrow and have outstanding borrowings up to a maximum of 15 times the aggregate of (a) our current paid-in capital and (b) our retained earnings determined in accordance with the previous year’s audited financial statements.

The Minister of Finance, pursuant to the requirements of the Financial Administration Act, annually approves the borrowings of EDC. The Treasury Policy is monitored on a monthly basis and reported to management and the Board on a quarterly basis.

OPERATIONAL RISK MANAGEMENT

Operational risk is the risk of loss or harm resulting from inadequate or failed internal processes, people and systems, or from external events. Exposure to operational risk could affect our ability to meet objectives and execute on our Corporate Plan by way of lost opportunity, business interruption and/or damage to our reputation.

We divide operational risk into four categories:

•	Legal and Compliance

•	Systems

•	People

•	Process

The EDC Operational Risk Management Framework (ORMF) expresses our principles for managing operational risk in a coordinated manner and in compliance with the applicable regulations wherever it conducts business. It is part of the enterprise-wide policies and procedures that collectively express the governance and control structure for achieving EDC’s strategy. The ORMF is the embodiment of the Board and Executive Management’s recognition of operational risk as a distinct risk management discipline, requiring dedicated attention, resources and an enterprise approach to achieve the purpose described below.

The principles governing EDC Operational Risk Management include the following:

•	Ensure relevant and effective Operational Risk Management by focusing on things that matter to EDC;

•	Enable and advise the Lines of Business on how to operate within EDC’s Risk Appetite; and

•	Implement standards, guidelines, and processes adapted to EDC.

We have identified a list of key operational risks inherent to our business, including model risk, ESG, information security, and technology health and execution. We have assessed and continue to assess our exposure to these risks. On a quarterly basis, Executive Management and risk owners review the status of risk mitigation response plans, reassess risk levels, and report the risk profile to the Board.

We also maintain a practical and disciplined approach to acquiring appropriate insurance coverage. Further, we deploy certain governance frameworks and conventions such as our Business Continuity Plan.

Finally, Internal Audit’s independent review provides additional assurance that operational risks are appropriately managed.

STRATEGIC RISK MANAGEMENT

We define strategic risk as internal and external risks that can deter or prevent us from achieving our strategic objectives and business priorities.

We are diligent in staying attuned to the external environment through the work of specialized groups. As well, the annual customer survey that drives our net promoter score and our proactive business development practice afford us critical insights into customer needs. The insight gained from these surveillance activities is incorporated into our strategic and operational planning exercises.

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CRITICAL ACCOUNTING POLICIES AND ESTIMATES

A summary of our significant accounting policies can be found in Note 2 of our 2023 consolidated financial statements. Judgement is required in the selection of accounting policies and their application requires the use of estimates and assumptions to arrive at the reported carrying values of our assets and liabilities. We have established procedures to ensure that accounting policies are applied consistently and that the process for making changes to methodologies and assumptions is well controlled and occurs in an appropriate and systematic manner. Areas where significant estimates are used include the allowance for credit losses, insurance contract liabilities, insurance service results, retirement benefit obligations, and the fair value of financial instruments. Management exercises judgement in the allowance for credit losses, insurance contract liabilities, insurance service results, the fair value of financial instruments, assets held for sale, structured entities and retirement benefit obligations. For details on our use of estimates and key judgements refer to page 135 of this annual report.

Change in Accounting Standards

IFRS 17 – Insurance Contracts

In May 2017, the IASB issued IFRS 17 which replaces the guidance in IFRS 4 and establishes recognition, measurement, presentation, and disclosure requirements of insurance contracts. The standard requires entities to measure the contract liabilities using their current fulfillment cash flows and revenue to be recognized using one or more of three methods. We have adopted two of these methods – the General Measurement Model and the Premium Allocation Approach to measure insurance contracts. IFRS 17 is effective for annual periods beginning on or after January 1, 2023, with retroactive application to periods beginning on or after January 1, 2022.

As required by the standard, we have adopted IFRS 17 retrospectively and have applied the full retrospective approach to all insurance contracts in force at the transition date of January 1, 2022. All reasonable and supportable information was available for contracts at the transition date and no material estimates or judgements were made in determining the transition adjustment. We have recognized and measured each group of insurance contracts as if IFRS 17 had always applied and derecognized any existing balances that would not have existed under IFRS 17. As a result, an adjustment of $191 million to opening retained earnings as at January 1, 2022 was made to reflect the impact of the transition to IFRS 17. We have restated all comparative figures for the 2022 reporting period to reflect the implementation of the standard.

Further details are provided in Note 2 of the consolidated financial statements.

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Non-IFRS Performance Measures

We use a number of financial measures to assess our performance. Some of these measures are not calculated in accordance with IFRS, and do not have standardized meanings under IFRS that would ensure consistency and comparability between companies using these measures. The following non-IFRS performance measures are referenced in this report:

Productivity Ratio (PR)

Management uses PR as a measure of EDC’s efficiency. This ratio represents administrative expenses expressed as a percentage of net revenue. PR is calculated at the Corporate Plan foreign exchange rate to eliminate the impact of the foreign exchange fluctuations within the year. Additionally, as pension costs can fluctuate from year to year based on assumptions used to value the pension liability, the productivity ratio is calculated based on the pension assumptions in the Corporate Plan, with the intent of absorbing any changes in the following year.

Capital Adequacy

Capital adequacy is a measurement of the amount of capital required to cover the credit, market, operational, pension and business/strategic risks we have undertaken compared to the existing capital base. See the Capital Management section on page 103 for details on the definition and calculation of capital adequacy.

Claims Ratio

The claims ratio expresses net claims incurred as a percentage of net written premium. Net claims incurred include claims paid net of recoveries, estimated recoveries and changes in actuarial liabilities. This ratio, as shown below, only includes credit insurance activities.

Reinsurance ceded reflects various partnerships we have with private insurers and reinsurers in offering and managing insurance capacity.

Net claims incurred includes claims paid net of recoveries of $70 million (2022 –$40 million).

(in millions of Canadian dollars)	2023	2022 *

Premiums earned	145	149

Reinsurance ceded	(2)	(4)

Net written premium	$ 143	$ 145

Net claims incurred/(recovered)	$ 105	$ (2)

Claims ratio	73%	-1%

*	Prior period amounts have been restated to reflect the implementation of IFRS 17.

In 2023, the 15-year claims ratio was 60% compared to 58% in the prior year, primarily due to an increase in claims activity in the manufacturing and wholesale and retail trade sectors. The prior period claims ratio has been restated to reflect the implementation of IFRS 17.

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SUPPLEMENTAL INFORMATION

Table 1: Loan Interest Yield

(in millions of Canadian dollars)	2023	2022	2021	2020	2019

Gross loans receivable:

Average performing floating rate	42,341	34,932	35,740	40,025	38,179

Average performing fixed rate	13,194	12,276	12,775	14,557	13,872

Total average performing gross loans receivable	55,535	47,208	48,515	54,582	52,051

Average carrying value on impaired loans	774	1,060	1,034	823	498

Total average income earning loan assets	$ 56,309	$ 48,268	$ 49,549	$ 55,405	$ 52,549

Loan revenue:

Performing floating rate interest	3,048	1,351	826	1,147	1,614

Performing fixed rate interest	457	390	421	485	487

Other loan revenue	202	190	215	198	194

Loan revenue	$ 3,707	$ 1,931	$ 1,462	$ 1,830	$ 2,295

Yields – performing loans:

Performing floating rate coupon(1)	7.20%	3.87%	2.31%	2.87%	4.23%

Performing fixed rate coupon(1)	3.46%	3.18%	3.30%	3.33%	3.51%

Total performing loan coupon yield(1)	6.31%	3.69%	2.57%	2.99%	4.04%

Total loan effective yield(2)	6.58%	4.00%	2.95%	3.30%	4.37%

(1)	Excludes fee increments.
(2)	Includes fee increments.

Table 2: Net Finance Margin

(in millions of Canadian dollars)	2023	2022	2021	2020	2019

Average performing loans receivable	55,535	47,208	48,515	54,582	52,051

Average carrying value on impaired loans	774	1,060	1,034	823	498

Average finance lease assets – aircraft	–	–	–	–	2

Average marketable securities balance*	10,570	11,518	10,277	12,837	11,230

Average investment portfolio balance	3,011	2,659	2,341	1,750	1,450

Total average income earning assets	$ 69,890	$ 62,445	$ 62,167	$ 69,992	$ 65,231

Financing and investment revenue:

Loan	3,707	1,931	1,462	1,830	2,295

Marketable securities*	399	175	82	165	255

Investments	25	26	16	14	7

Total financing and investment revenue	4,131	2,132	1,560	2,009	2,557

Interest expense	2,878	973	324	760	1,307

Financing related expenses	41	32	25	26	31

Net financing and investment income	$ 1,212	$ 1,127	$ 1,211	$ 1,223	$ 1,219

Net finance margin	1.73%	1.80%	1.95%	1.75%	1.87%

*	Includes cash equivalents

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Table 3: Insurance Revenue and Loan Guarantee Fees

(in millions of Canadian dollars)	2023	2022	2021	2020	2019

Credit insurance:

Credit insurance business facilitated	80,188	86,620	71,030	58,201	57,569

Insurance revenue earned prior to ceding reinsurance*	145	149	139	126	115

Average credit insurance premium rate	0.18%	0.17%	0.20%	0.22%	0.20%

Financial institutions insurance:

Financial institutions insurance business facilitated	6,482	6,573	6,733	9,189	6,915

Insurance revenue earned prior to ceding reinsurance*	10	9	9	13	11

Average financial institutions insurance premium rate	0.15%	0.14%	0.13%	0.14%	0.16%

International trade guarantee:

International trade guarantee average exposure	14,195	12,021	11,443	10,448	9,300

Insurance revenue earned*	159	118	115	99	82

Average international trade guarantee premium rate	1.12%	0.98%	1.00%	0.95%	0.88%

Loan guarantees:

Loan guarantees average exposure	4,816	4,361	4,328	4,047	3,543

Loan guarantee fees earned	78	73	97	55	55

Average loan guarantee fee rate	1.62%	1.67%	2.24%	1.36%	1.55%

*  2023 and 2022 insurance revenue has been prepared in accordance with IFRS 17. Prior year amounts have not been restated and are prepared in accordance with IFRS 4.

Table 4: Provision for (Reversal of) Credit Losses

(in millions of Canadian dollars)	2023	2022	2021	2020	2019

Provision for (reversal of) credit losses on:

Loans	138	11	(435)	1,897	247

Loan commitments	92	(10)	(30)	42	(9)

Loan guarantees	91	68	(89)	144	2

Total provision for (reversal of) credit losses	$ 321	$ 69	$ (554)	$ 2,083	$ 240

117	EDC 2023 Integrated Annual Report

Table 5: Concentration of Exposure by Geographical Market

	Financing portfolio		Insurance portfolio

(in millions of Canadian dollars)	Financing assets(1)	Commitments and guarantees(2)	Credit insurance	Financial institutions insurance	International trade guarantee		Political risk insurance(3)	Treaty reinsurance	Marketable securities and derivative instruments(4)	2023 Exposure

Country										$	%

Canada	8,475	8,310	1,068	326	15,266	(5)(6)	–	–	2,072	35,517	27

United States	10,932	4,501	9,718	285	2		–	–	6,554	31,992	25

United Kingdom	7,531	968	567	–	–		–	–	103	9,169	7

Chile	7,577	467	119	264	–		–	–	–	8,427	6

Australia	5,080	840	318	–	1		–	–	192	6,431	5

Mexico	2,006	910	638	221	–		27	–	28	3,830	3

India	2,268	906	218	3	2		4	–	–	3,401	3

Germany	2,501	30	234	–	–		–	–	96	2,861	2

Brazil	1,251	980	281	37	–		27	–	–	2,576	2

China	1,293	471	417	65	–		27	–	–	2,273	2

Other(7)	13,136	3,718	3,849	913	24		303	–	1,218	23,161	18

	62,050	22,101	17,427	2,114	15,295		388	–	10,263	129,638	100

Country limits in excess of policy limits(3)	–	–	–	–	–		(75)	–	–	(75)	–

Treaty reinsurance(8)	–	–	–	–	–		–	(287)	–	(287)	–

Total	$ 62,050	$ 22,101	$ 17,427	$ 2,114	$ 15,295		$ 313	$ (287)	$ 10,263	$ 129,276	100

	Financing portfolio		Insurance portfolio

(in millions of Canadian dollars)	Financing assets(1)	Commitments and guarantees(2)	Credit insurance	Financial institutions insurance	International trade guarantee		Political risk insurance(3)	Treaty reinsurance	Marketable securities and derivative instruments(4)	2022 Exposure

Country										$	%

Canada	8,497	6,943	1,185	468	13,284	(5)(6)	–	–	3,073	33,450	28

United States	8,477	4,139	8,979	308	9		–	–	6,469	28,381	24

United Kingdom	7,292	957	410	–	1		–	–	96	8,756	7

Chile	5,961	1,162	116	233	–		–	–	–	7,472	6

Australia	4,319	911	246	–	1		–	–	437	5,914	5

Mexico	1,813	1,362	544	12	–		29	–	9	3,769	3

India	2,222	651	206	1	1		4	–	–	3,085	3

Germany	2,606	134	247	–	1		–	–	74	3,062	3

China	1,549	433	444	172	8		29	–	–	2,635	2

Spain	1,789	58	86	–	–		–	–	–	1,933	2

Other(7)	12,439	2,302	3,798	1,671	107		432	–	1,310	22,059	17

	56,964	19,052	16,261	2,865	13,412		494	–	11,468	120,516	100

Country limits in excess of policy limits(3)	–	–	–	–	–		(135)	–	–	(135)	–

Treaty reinsurance(8)	–	–	–	–	–		–	(232)	–	(232)	–

Total	$ 56,964	$ 19,052	$ 16,261	$ 2,865	$ 13,412		$ 359	$ (232)	$ 11,468	$ 120,149	100
(1)	Includes gross loans receivable, investments and the impact of risk transfer transactions.
(2)

Includes undisbursed loan commitments, accepted and outstanding letters of offer, loan guarantees, investment commitments, unallocated confirmed lines of credit and the impact of risk transfer transactions.

(3)	Includes the sum of individual country exposures and thus exceeds the maximum liability of $313 million (2022 – $359 million) for all the policies in political risk insurance.
(4)	Includes cash and cash equivalents. Exposure does not take into consideration any collateral or the effect of any master netting agreements with derivative counterparties.
(5)

Includes $220 million of surety bond insurance, where the risk rests with the Canadian exporter (2022 – $143 million). A total of 9% of the exports insured under surety bond products are to the United States and 36% are to Brazil (2022 – United States: 23%, Brazil: 69%). The balance represents exports to other countries.

(6)

Includes $14.3 billion in performance security guarantees, where the risk rests with the Canadian exporter (2022 – $12.5 billion). A total of 57% of the exports insured under performance security products are to the United States (2022 – 56%). The balance represents exports to other countries.

(7)	Includes 195 countries (2022 – 171) with total exposure ranging from $0.001 million to $1.6 billion (2022 – $0.001 million to $1.6 billion).
(8)	Represents treaty reinsurance agreements covering most international trade guarantee obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

118	EDC 2023 Integrated Annual Report

Table 6: Concentration of Exposure by Industry

	Financing portfolio		Insurance portfolio
(in millions of Canadian dollars)	Financing assets(1)	Commitments and guarantees(2)	Credit insurance	Financial institutions insurance	International trade guarantee	Political risk insurance	Treaty reinsurance	Marketable securities and derivative instruments(3)	2023 Exposure
Industry									$	%

Commercial:
Manufacturing	8,163	5,408	7,695	–	1,650	59	–	–	22,975	18
Finance and insurance	6,615	2,104	1,733	2,114	4,599	16	–	3,314	20,495	16
Utilities	11,347	4,186	460	–	3,018	–	–	–	19,011	15
Transportation and storage	13,760	2,535	561	–	268	–	–	–	17,124	13
Resources	7,255	1,625	1,275	–	2,280	–	–	–	12,435	10
Information	5,677	1,280	1,327	–	123	–	–	–	8,407	6
Wholesale and retail trade	2,544	1,436	3,784	–	555	–	–	–	8,319	6
Professional services	1,775	787	414	–	403	133	–	–	3,512	3
Construction	628	418	70	–	2,187	86	–	–	3,389	3
Commercial properties	2,160	994	32	–	50	–	–	–	3,236	2
Other	1,371	1,328	76	–	162	19	–	–	2,956	2

Total commercial	61,295	22,101	17,427	2,114	15,295	313	–	3,314	121,859	94

Sovereign	755	–	–	–	–	–	–	6,949	7,704	6

	62,050	22,101	17,427	2,114	15,295	313	–	10,263	129,563	100

Treaty reinsurance(4)	–	–	–	–	–	–	(287)	–	(287)	–

Total	$ 62,050	$ 22,101	$ 17,427	$ 2,114	$ 15,295	$ 313	$ (287)	$ 10,263	$ 129,276	100

(1)	Includes gross loans receivable, investments and the impact of risk transfer transactions.
(2)

Includes undisbursed loan commitments, accepted and outstanding letters of offer, loan guarantees, investment commitments, unallocated confirmed lines of credit and the impact of risk transfer transactions.

(3)	Includes cash and cash equivalents. Exposure does not take into consideration any collateral or the effect of any master netting agreements with derivative counterparties.
(4)	Represents treaty reinsurance agreements covering most international trade guarantee obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

119	EDC 2023 Integrated Annual Report

	Financing portfolio		Insurance portfolio
(in millions of Canadian dollars)	Financing assets(1)	Commitments and guarantees(2)	Credit insurance	Financial institutions insurance	International trade guarantee	Political risk insurance	Treaty reinsurance	Marketable securities and derivative instruments(3)	2022 Exposure
Industry									$	%

Commercial:
Finance and insurance	5,931	2,382	1,889	2,865	4,087	–	–	4,597	21,751	18
Manufacturing	7,301	4,985	7,684	–	1,336	79	–	–	21,385	18
Transportation and storage	14,525	2,313	554	–	191	–	–	–	17,583	15
Utilities	9,343	2,023	510	–	2,294	–	–	–	14,170	12
Resources	6,036	2,419	591	–	2,116	–	–	–	11,162	9
Wholesale and retail trade	1,963	1,524	3,545	–	569	1	–	–	7,602	6
Information	5,020	920	885	–	133	–	–	–	6,958	6
Professional services	1,923	541	375	–	335	160	–	–	3,334	3
Construction	627	449	65	–	2,084	105	–	–	3,330	3
Commercial properties	2,340	324	80	–	52	–	–	–	2,796	2
Other	1,006	1,159	83	–	215	14	–	–	2,477	2

Total commercial	56,015	19,039	16,261	2,865	13,412	359	–	4,597	112,548	94

Sovereign	949	13	–	–	–	–	–	6,871	7,833	6

	56,964	19,052	16,261	2,865	13,412	359	–	11,468	120,381	100

Treaty reinsurance(4)	–	–	–	–	–	–	(232)	–	(232)	–

Total	$ 56,964	$ 19,052	$ 16,261	$ 2,865	$ 13,412	$ 359	$ (232)	$ 11,468	$ 120,149	100

(1)	Includes gross loans receivable, investments and the impact of risk transfer transactions.
(2)

Includes undisbursed loan commitments, accepted and outstanding letters of offer, loan guarantees, investment commitments, unallocated confirmed lines of credit and the impact of risk transfer transactions.

(3)	Includes cash and cash equivalents. Exposure does not take into consideration any collateral or the effect of any master netting agreements with derivative counterparties.
(4)	Represents treaty reinsurance agreements covering most international trade guarantee obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

CONCENTRATION OF EXPOSURE FOR SECTORS OF INTEREST

The concentration of exposure contained in the tables above which relates to sectors of particular interest to our stakeholders at December 31 was as follows:

	Financing portfolio		Insurance portfolio
(in millions of Canadian dollars)	Financing assets	Commitments and guarantees	Credit insurance	International trade guarantee	Political risk insurance	2023 Exposure

Mining and metals	6,590	985	799	1,300	–	9,674
Aerospace	6,568	1,547	411	137	–	8,663
Agri-food	3,223	1,236	3,419	337	–	8,215
Oil and gas	1,356	1,048	1,006	1,112	–	4,522
Forestry	2,127	514	830	226	–	3,697

	Financing portfolio		Insurance portfolio
(in millions of Canadian dollars)	Financing assets	Commitments and guarantees	Credit insurance	International trade guarantee	Political risk insurance	2022 Exposure

Aerospace	8,471	1,071	411	116	3	10,072
Mining and metals	5,261	1,543	702	1,426	–	8,932
Agri-food	2,851	1,727	2,830	316	–	7,724
Oil and gas	1,974	1,721	727	902	–	5,324
Forestry	1,293	633	885	203	–	3,014

120	EDC 2023 Integrated Annual Report

Table 7: Individually Impaired Gross Loans Receivable

(in millions of Canadian dollars)	2023	2022

Commercial:
Transportation and storage	560	719
Manufacturing	192	158
Utilities	121	123
Resources	96	101
Professional services	86	6
Construction	78	59
Wholesale and retail trade	71	70
Information	23	14
Finance and insurance	4	8
Commercial properties	–	202
Other	199	208
Total commercial	1,430	1,668

Sovereign:
Iran	8	8
Venezuela	1	1
Total sovereign	9	9
Total impaired gross loans receivable	$ 1,439	$ 1,677

Table 8: Performing Loans, Loan Guarantees and Loan Commitments – Allowance for Credit Losses

(in millions of Canadian dollars)			2023			2022
Industry of risk	Exposure	Allowance	Allowance as a percentage of exposure	Exposure	Allowance	Allowance as a percentage of exposure

Commercial:
Utilities	15,356	291	1.9	11,182	94	0.8
Transportation and storage	16,333	174	1.1	16,083	288	1.8
Manufacturing	12,180	128	1.1	11,661	108	0.9
Resources	8,675	100	1.2	8,272	39	0.5
Information	6,575	77	1.2	5,718	47	0.8
Professional services	2,065	71	3.4	2,044	41	2.0
Wholesale and retail trade	3,773	57	1.5	3,328	26	0.8
Finance and insurance	5,999	28	0.5	5,928	38	0.6
Construction	963	19	2.0	1,004	19	1.9
Commercial properties	3,153	4	0.1	2,469	40	1.6

Other	2,453	22	0.9	1,774	45	2.5

Total commercial	77,525	971	1.3	69,463	785	1.1
Sovereign	747	184	24.6	953	275	28.9
Total	$ 78,272	$ 1,155	1.5	$ 70,416	$ 1,060	1.5

121	EDC 2023 Integrated Annual Report

The exposure contained in the table above which relates to sectors of particular interest to our stakeholders at December 31 was as follows:

(in millions of Canadian dollars)		2023		2022
Sector of interest	Exposure	Allowance	Exposure	Allowance

Aerospace	7,553	133	8,815	258
Agri-food	4,222	78	4,378	47
Mining and metals	7,533	58	6,757	30
Oil and gas	2,348	30	3,642	26
Forestry	2,584	17	1,881	6

Table 9: Claims – Size Concentration

(in millions of Canadian dollars)				2023				2022
	$ of claims paid	Number of claims paid	$ of claims recoveries	Number of claims with recoveries	$ of claims paid	Number of claims paid	$ of claims recoveries	Number of claims with recoveries

$0 – $100,000	16	623	4	260	9	363	2	145
$100,001 – $1 million	49	179	9	35	38	133	13	29
Over $1 million	140	25	23	6	30	11	29	11

Total	$ 205	827	$ 36	301	$ 77	507	$ 44	185

122	EDC 2023 Integrated Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

Financial Reporting Responsibility	124

Independent Auditor’s Report	125

Consolidated Statement of Financial Position	128

Consolidated Statement of Comprehensive Income	129

Consolidated Statement of Changes in Equity	130

Consolidated Statement of Cash Flows	131

Notes to the Consolidated Financial Statements	132

1. Corporate Mandate	132

2. Material Accounting Policy Information	133

3. Fair Value of Financial Instruments	144

4. Marketable Securities	147

5. Derivative Instruments	148

6. Loans and Allowance for Credit Losses	150

7. Investments	157

8. Insurance Contracts	158

9. Right-of-Use Assets and Lease Liabilities	161

10. Retirement Benefit Plans	161

11. Other Assets	168

12. Accounts Payable and Other Credits	168

13. Debt Instruments	169

14. Debt Instrument Maturities	170

15. Share Capital	171

16. Capital Management	171

17. Loan Revenue	171

18. Interest Expense	171

19. Net Insurance Service Result	172

20. Other (Income) Expenses	173

21. Administrative Expenses	173

22. Commitments, Contingencies and Contractual Obligations	173

23. Financial Instrument and Insurance Risks	176

24. Structured Entities	182

25. Related Party Transactions	183

26. Canada Account Transactions	184

123	EDC 2023 Integrated Annual Report

Financial Reporting Responsibility

The consolidated financial statements contained in this Integrated Annual Report have been prepared by management in accordance with International Financial Reporting Standards appropriate in the circumstances. The integrity and objectivity of the data in these consolidated financial statements are management’s responsibility. It is necessary for management to make assumptions, estimates and judgements based on information available as at the date of the consolidated financial statements. Areas where management has made significant estimates, assumptions and judgements include the allowance for losses on loans, loan commitments and loan guarantees, insurance contracts, financial instruments measured at fair value, retirement benefit obligations and the determination of the control of structured entities. Management is also responsible for all other information in the Integrated Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.

In support of its responsibility, management maintains financial, management control and information systems and management practices to provide reasonable assurance that the financial information is reliable, that the assets are safeguarded, that the transactions are properly authorized and are in accordance with the relevant legislation, by-laws of the Corporation and Government directives, and that the operations are carried out effectively. We have an internal audit department whose functions include reviewing internal controls and their application, on an ongoing basis.

The Board of Directors is responsible for the management of our business and activities. In particular, it is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control and exercises this responsibility through the Audit Committee of the Board, which is composed of Directors who are not employees of EDC. The Audit Committee meets with management, the internal auditors and with representatives of the Office of the Auditor General of Canada on a regular basis.

Contracts which, in our opinion, involve risks in excess of that which we would normally undertake, may be entered into under the authority of the Minister of Export Promotion, International Trade and Economic Development and the Minister of Finance where the Minister of Export Promotion, International Trade and Economic Development considers them to be in the national interest. Funds required for such contracts are paid to EDC by the Minister of Finance out of the Consolidated Revenue Fund, and funds recovered are remitted to the Consolidated Revenue Fund, net of amounts withheld to cover related administrative expenses. These transactions, which are known as Canada Account transactions, are shown in Note 26 to our consolidated financial statements, and the responsibility of the Board of Directors for these transactions is limited to the management of the administration thereof by EDC.

The Auditor General of Canada conducts an independent audit, in accordance with Canadian generally accepted auditing standards, and expresses her opinion on the consolidated financial statements. Her report is presented on the following page.

Mairead Lavery	Scott Moore
President and Chief Executive Officer	Executive Vice-President, Finance and Chief Financial Officer

February 28, 2024

124	EDC 2023 Integrated Annual Report

Office of the Auditor General of Canada	Bureau du vérificateur général du Canada

INDEPENDENT AUDITOR’S REPORT

To the Minister of Export Promotion, International Trade and Economic Development

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of Export Development Canada and its subsidiaries (the Group), which comprise the consolidated statement of financial position as at 31 December 2023, and the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at 31 December 2023, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRSs).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information obtained at the date of this auditor’s report is information included in the Financial Review section in the annual report, but does not include the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed on the other information obtained prior to the date of this auditor’s report, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

125	EDC 2023 Integrated Annual Report

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRSs, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision, and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

126	EDC 2023 Integrated Annual Report

Report on Compliance with Specified Authorities

Opinion

In conjunction with the audit of the consolidated financial statements, we have audited transactions of Export Development Canada and its wholly-owned subsidiaries coming to our notice for compliance with specified authorities. The specified authorities against which compliance was audited are Part X of the Financial Administration Act and regulations, the Export Development Act and regulations, the by-laws of Export Development Canada, the charters and by-laws of its wholly-owned subsidiaries, and the directives issued pursuant to Section 89 of the Financial Administration Act.

In our opinion, the transactions of Export Development Canada and its wholly-owned subsidiaries that came to our notice during the audit of the consolidated financial statements have complied, in all material respects, with the specified authorities referred to above. Further, as required by the Financial Administration Act, we report that, in our opinion, the accounting principles in IFRSs have been applied, after giving retrospective effect to the change in the method of accounting for insurance contracts as explained in Note 2 to the consolidated financial statements, on a basis consistent with that of the preceding year.

Responsibilities of Management for Compliance with Specified Authorities

Management is responsible for Export Development Canada and its wholly-owned subsidiaries’ compliance with the specified authorities named above, and for such internal control as management determines is necessary to enable Export Development Canada and its wholly-owned subsidiaries to comply with the specified authorities.

Auditor’s Responsibilities for the Audit of Compliance with Specified Authorities

Our audit responsibilities include planning and performing procedures to provide an audit opinion and reporting on whether the transactions coming to our notice during the audit of the consolidated financial statements are in compliance with the specified authorities referred to above.

Normand Lanthier, CPA, CA

Principal

for the Auditor General of Canada

Ottawa, Canada

28 February 2024

127	EDC 2023 Integrated Annual Report

Export Development Canada

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as at

(in millions of Canadian dollars)	Notes	Dec. 31, 2023	Dec. 31, 2022	*	Jan. 1, 2022	*

Assets

Cash and cash equivalents		1,950	3,055		1,693

Marketable securities	4	7,006	6,759		7,596

Derivative instruments	5	1,307	1,654		1,139

Loans receivable	6	59,041	54,182		48,345

Allowance for losses on loans	6	(1,720)	(1,630)		(1,760)

Investments	7	3,089	2,771		2,707

Reinsurance contract assets	8	65	60		64

Property, plant and equipment		41	40		44

Intangible assets		31	46		63

Right-of-use assets	9	108	118		127

Retirement benefit assets	10	461	453		346

Other assets	11	135	221		151

Total Assets		$ 71,514	$ 67,729		$ 60,515

Liabilities and Equity

Accounts payable and other credits	12	218	150		179

Loan guarantees	6, 22	334	234		188

Loans payable	13	55,109	50,568		43,525

Derivative instruments	5	2,293	3,712		1,003

Lease liabilities	9	143	152		158

Allowance for losses on loan commitments	6	100	10		20

Insurance contract liabilities	8	318	350		385

Retirement benefit liabilities	10	173	162		226

Total Liabilities		58,688	55,338		45,684

Commitments, contingencies and contractual obligations (Note 22)

Share capital	15	8,490	8,490		12,300

Retained earnings		4,336	3,901		2,531

Total Equity		12,826	12,391		14,831

Total Liabilities and Equity		$ 71,514	$ 67,729		$ 60,515

*	Prior period amounts have been restated to reflect the implementation of IFRS 17 (see Note 2) and to reclassify cash equivalents from Marketable securities to Cash and cash equivalents (see Note 4).

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements were approved for issuance by the Board of Directors on February 28, 2024.

Manjit Sharma	Mairead Lavery
Director	President & CEO

128	EDC 2023 Integrated Annual Report

Export Development Canada

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended December 31

(in millions of Canadian dollars)	Notes	2023	2022 *

Financing and Investment Revenue:

Loans	17	3,707	1,931

Marketable securities and cash equivalents		399	175

Investments		25	26
Total financing and investment revenue		4,131	2,132

Interest expense	18	2,878	973
Financing-related expenses		41	32
Net Financing and Investment Income		1,212	1,127

Loan Guarantee Fees		78	73

Insurance revenue	19	331	290

Insurance service expenses	19	(242)	(100)

Reinsurance service expenses	19	(21)	(45)
Net Insurance Service Result		68	145

Other (Income) Expense	20	10	(460)

Administrative Expenses	21	577	533
Income before Credit Losses		771	1,272

Provision for Credit Losses	6	321	69
Net Income		450	1,203

Other comprehensive income (loss):
Retirement benefit plans remeasurement	10	(15)	167

Comprehensive Income		$ 435	$ 1,370

* Prior period amounts have been restated to reflect the implementation of IFRS 17 (see Note 2).

The accompanying notes are an integral part of these consolidated financial statements.

All items presented in other comprehensive income will not be reclassified to net income in subsequent periods.

129	EDC 2023 Integrated Annual Report

Export Development Canada

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended December 31

(in millions of Canadian dollars)	Notes	2023	2022*

Share Capital

Balance beginning of year		8,490	12,300

Shares repurchased	15	–	3,810

Balance end of year		8,490	8,490

Retained Earnings

Balance beginning of year		3,901	2,340

IFRS 17 transition adjustment	2	–	191

Revised balance beginning of period			2,531

Net income		450	1,203

Other comprehensive income (loss):

Retirement benefit plans remeasurement	10	(15)	167

Balance end of year		4,336	3,901

Total Equity End of Year		$ 12,826	$ 12,391

* Prior period amounts have been restated to reflect the implementation of IFRS 17 (see Note 2).

The accompanying notes are an integral part of these consolidated financial statements.

130	EDC 2023 Integrated Annual Report

Export Development Canada

CONSOLIDATED STATEMENT OF CASH FLOWS

for the year ended December 31

(in millions of Canadian dollars)	2023	2022*

Cash Flows from (used in) Operating Activities

Net income	450	1,203

Adjustments to determine net cash from (used in) operating activities

Provision for (reversal of) credit losses	321	69

Depreciation and amortization	32	34

Realized (gains) and losses	(8)	(51)

Changes in operating assets and liabilities

Change in accrued interest and fees on loans receivable	(204)	(145)

Change in accrued interest and fair value of marketable securities	(155)	377

Change in accrued interest and fair value of loans payable	1,065	(1,405)

Change in fair value of investments	(74)	375

Change in derivative instruments	(883)	1,791

Other	140	48

Loan disbursements	(21,059)	(20,227)

Loan repayments and principal recoveries from loan asset sales	15,954	15,953

Net cash from (used in) operating activities	(4,421)	(1,978)

Cash Flows from (used in) Investing Activities

Disbursements for investments	(598)	(736)

Receipts from investments	369	450

Purchases of marketable securities	(8,093)	(8,398)

Sales/maturities of marketable securities	7,802	9,295

Purchases of property, plant and equipment	(8)	(3)

Net cash from (used in) investing activities	(528)	608

Cash Flows from (used in) Financing Activities

Issue of long-term loans payable	18,024	13,207

Repayment of long-term loans payable	(12,893)	(13,263)

Issue of short-term loans payable	37,563	51,551

Repayment of short-term loans payable	(38,435)	(44,854)

Disbursements from sale/maturity of derivative instruments	(550)	(285)

Receipts from sale/maturity of derivative instruments	155	87

Repurchase of share capital	–	(3,810)

Net cash from (used in) financing activities	3,864	2,633

Effect of exchange rate changes on cash and cash equivalents	(20)	99

Net increase (decrease) in cash and cash equivalents	(1,105)	1,362

Cash and cash equivalents

Beginning of year	3,055	1,693

End of year	$ 1,950	$ 3,055

Cash and cash equivalents are comprised of:

Cash	363	275

Cash equivalents	1,587	2,780

	$ 1,950	$ 3,055

Operating Cash Flows from Interest

Cash paid for interest	$ 2,324	$ 623

Cash received for interest	$ 3,809	$ 1,738

* Prior period amounts have been restated to reflect the implementation of IFRS 17 (see Note 2).

The accompanying notes are an integral part of these consolidated financial statements.

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Notes to the Consolidated Financial Statements

1. Corporate Mandate

Export Development Canada (“EDC”, “we” or “our”) was created in 1944 as Canada’s export credit agency (ECA). On October 1, 1969, EDC was established as a Crown corporation by a statute of the Parliament of Canada, the Export Development Act (the “Act”). EDC’s mandate is to support and develop, directly or indirectly, Canada’s export trade, and Canadian capacity to engage in that trade and respond to international business opportunities, as well as to provide development financing and other forms of development support in a manner consistent with Canada’s international development priorities through our wholly-owned subsidiary Development Finance Institute Canada Inc. (FinDev Canada). In March of 2020, to respond to the economic impacts of COVID-19, the Government of Canada temporarily expanded EDC’s mandate from March 26, 2020 to December 31, 2021 to include supporting and developing, directly or indirectly, domestic business at the request of the Minister of Export Promotion, International Trade and Economic Development (the “Minister”) and the Minister of Finance. On December 1, 2021, the Ministers extended these domestic powers until December 31, 2022, with guidance as to their application provided by the Ministers to EDC.

The Government of Canada is the sole shareholder of EDC.

EDC is named in Part I of Schedule III to the Financial Administration Act (the “FA Act”) and is accountable for its affairs to Parliament through the Minister. The Minister may give us directives if the Minister is of the opinion that it is in the public interest to do so.

In 2008, EDC was given and implemented a directive (PC 2008-1598) pursuant to Section 89 of the FA Act, directing parent Crown corporations involved in commercial lending to give due consideration to the personal integrity of those they lend to or provide benefits to, in accordance with the Federal Government’s policy to improve the accountability and integrity of federal institutions. We continue to comply with this directive.

In July 2015, EDC, together with other federal Crown corporations, was issued a directive (PC 2015-1110) pursuant to Section 89 of the FA Act to align our travel, hospitality, conference and event expenditure policies, guidelines and practices with Treasury Board policies, directives and related instruments on travel, hospitality, conference and event expenditures in a manner that is consistent with our legal obligations. We have complied with the directive in a way that does not hinder our ability to deliver on our mandate for Canadian companies.

In 2017, EDC completed its compliance with the directive PC 2017-127. This directive intended to ensure equitable and balanced cost-sharing between employee and employer for pension contributions, and set the normal retirement age at 65.

In June 2018, EDC was issued a directive (PC 2018-683) pursuant to Section 89 of the FA Act to perform any activity consistent with any authorization obtained from the Minister pursuant to Section 23 of the Act (Canada Account) in respect of the project known as the Trans Mountain Pipeline Expansion (the “Project”), and to do all such ancillary or other things as may be advisable or required to give effect to the provisions contained therein. We have complied with the directive by performing all required activities described in the Ministerial authorization letters provided to EDC except for the indemnity to facilitate in the case of a sale of the assets or shares contemplated in paragraph 3 of the June 5, 2018 Ministerial authorization letter. As at December 31, 2023, the service related to the indemnity clause has not yet been required.

In March 2020, EDC was issued a directive (PC 2020-206) pursuant to Section 89 of the FA Act to perform any activity consistent with any authorization obtained from the Minister pursuant to Section 23 of the Act (Canada Account) as part of the response to COVID-19; to support and develop domestic business in accordance with paragraph 10(1)(a) of the Act as part of that response; and to take any ancillary or other measures that may be advisable or necessary to give effect to the directive. We have complied with the directive by performing and continuing to perform all required activities described in the Ministerial authorization letter provided to EDC in respect of the Canada Emergency Business Account (CEBA) on April 5, 2020, as well as all amendments thereto which have been subsequently received.

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In August 2021, EDC was issued a directive (PC 2021-850) pursuant to Section 89 of the FA Act to perform any activity in accordance with any authorization obtained from the Minister pursuant to Section 23 of the Act (Canada Account) in respect of the Telesat program known as Telesat Lightspeed and to do any other thing that may be required or advisable to give effect to the directive. The transaction described in the Ministerial authorization letter provided to EDC is in development, and we are complying with this directive by performing required activities consistent with the authorization.

In August 2021, EDC was issued a directive (PC 2021-891) pursuant to Section 89 of the FA Act to perform any activity in accordance with any authorization obtained from the Minister pursuant to Section 23 of the Act (Canada Account) in respect of Lower Churchill Projects in Newfoundland and Labrador and to do any other thing that may be required or advisable to give effect to the directive. The transaction described in the Ministerial authorization letter provided to EDC has been implemented, and EDC will continue to comply with this directive.

In February 2022, EDC was issued a directive (PC 2022-179) pursuant to Section 89 of the FA Act to perform any activity in accordance with a letter of arrangement entered into by EDC and the Minister of Finance in respect of a loan to Ukraine by EDC in its capacity as agent of the Minister of Finance pursuant to subsection 8.3(7) of the Bretton Woods and Related Agreements Act and to carry out related activities or any other thing that may be required or advisable to give effect to the directive. The loan contemplated in the directive has been implemented and EDC will continue to comply with this directive.

We incorporated Exinvest Inc. as a wholly-owned subsidiary under the Canada Business Corporations Act in 1995.

In May 2017, for the purposes of creating a Canadian Development Finance Institution, the Government of Canada broadened EDC’s mandate and scope of activity to include providing, directly or indirectly, development financing and other forms of development support in a manner that is consistent with Canada’s international development priorities. Development Finance Institute Canada (DFIC) Inc. was incorporated under the Canada Business Corporations Act in September 2017 as a wholly-owned subsidiary of EDC, and began operations under the trade name FinDev Canada in January 2018.

Our earnings and those of our subsidiaries are not subject to the requirements of the Income Tax Act.

We are subject to a limit imposed by the Act on our contingent liability arrangements. The Act specifies that the limit applies to the principal amount owing under all outstanding arrangements which have the effect of providing, to any person, any insurance, reinsurance, indemnity or guarantee. This limit is currently $90.0 billion. At the end of December 2023, the amount of these contingent liabilities was $40.5 billion (2022 – $37.1 billion).

We are for all purposes an agent of His Majesty in right of Canada. As a result, all obligations under debt instruments we issue are obligations of Canada. The Act grants us the power and authority to borrow and have outstanding borrowings up to a maximum of 15 times the aggregate of (a) our current paid-in capital and (b) our retained earnings determined in accordance with the most recent audited financial statements. The maximum applicable to December 31, 2023 is $183.1 billion (2022 – $162.5 billion), against which borrowings amounted to $55.1 billion (2022 – $50.6 billion).

2. Material Accounting Policy Information

BASIS OF PRESENTATION

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS Accounting Standards). The material accounting policy information used in the preparation of these consolidated financial statements is summarized on the following pages and conforms in all material respects to IFRS Accounting Standards.

BASIS OF CONSOLIDATION

Our consolidated financial statements include the assets, liabilities, results of operations and cash flows of our wholly-owned subsidiaries and those structured entities consolidated under IFRS 10 – Consolidated Financial Statements. Intercompany transactions and balances have been eliminated.

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APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

New Standards, Amendments and Interpretations

The following standards and amendments were issued by the International Accounting Standards Board (IASB) and have been assessed as being relevant to EDC. The changes were adopted for the annual period beginning on January 1, 2023.

IFRS 17 – Insurance Contracts

In May 2017, the IASB issued IFRS 17 which establishes recognition, measurement, presentation, and disclosure requirements for insurance contracts. This replaces the previous guidance which was provided in IFRS 4 – Insurance Contracts. The standard requires entities to measure insurance contract liabilities using their current fulfillment cash flows and revenue to be recognized using one or more of three methods. We have adopted two of these methods – the general measurement model (GMM) and the premium allocation approach (PAA) – to measure insurance contracts. IFRS 17 is effective for annual periods beginning on or after January 1, 2023, with retroactive application to periods beginning on or after January 1, 2022.

As required by the standard, we have adopted IFRS 17 retrospectively and have applied the full retrospective approach to all insurance contracts in force at the transition date of January 1, 2022. All reasonable and supportable information was available for contracts at the transition date and no material estimates or judgements were made in determining the transition adjustment. We have recognized and measured each group of insurance contracts as if IFRS 17 had always applied and derecognized any existing balances that would not have existed under IFRS 17. As a result, an adjustment of $191 million to opening retained earnings as at January 1, 2022 was made to reflect the impact of the transition to IFRS 17. We have restated all comparative figures for the 2022 reporting period to reflect the implementation of the standard, which also resulted in a restatement of Notes 3, 8, 11, 12, 19, 20, 21 and 23. We have applied the transitional provisions allowed by the standard and therefore have not disclosed the impact of IFRS 17 on each financial statement line item.

Interest Rate Benchmark Reform – Phase 2

In August 2020, the IASB issued amendments to IFRS 9 – Financial Instruments, IAS 39 – Financial Instruments: Recognition and Measurement, IFRS 7 – Financial Instruments: Disclosures, IFRS 4 – Insurance Contracts and IFRS 16 – Leases to address the reforms related to the interest rate benchmark.

The amendments include changing the effective interest rate of financial instruments to reflect the change to the alternative benchmark rate, as well as additional disclosures about new risks arising from the reform and how we are managing the transition to alternative benchmark rates. For financial assets and financial liabilities measured at amortized cost, the amendments introduce a practical expedient that allows the change in contractual cash flows to be accounted for as an update to the effective interest rate, as opposed to immediately recognizing a gain or loss, provided that the modification is made on an economically equivalent basis and is a direct consequence of interest rate benchmark reform.

Certain loans receivable measured at amortized cost have been transitioned to a new interest rate benchmark as disclosed in Note 6.

Transition to Alternative Benchmark Rates

We are focused on key activities including enhancing existing systems and processes and converting our existing loan and debt agreements using the new relevant alternative benchmark rates. The transition has been broken down into two stages – Stage 1 was focused on the LIBOR currencies and settings with a cessation date of December 31, 2021 (all Sterling, Euro, Swiss Franc and Japanese Yen settings), while Stage 2 focuses on the USD LIBOR currency and settings with a cessation date of June 30, 2023. The project was expanded last year to include the transition of the Canadian Dollar Offered Rate (CDOR), with a cessation date of June 28, 2024.

Stage 1 was completed in 2021. The key outcome was the amendment of existing impacted products and new products to the new risk-free rates. This included system, process and operational readiness, training, and ensuring appropriate support for our customers and customer-facing teams.

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As at December 31, 2023, Stage 2 is in progress. We completed the transition of the majority of impacted USD derivatives and lending assets to alternative benchmark rates and are on track to convert the CDOR assets and liabilities to risk-free rates in the first half of 2024. All new products will use risk-free rates. All remaining USD LIBOR loans as at December 31, 2023 will be converted at their next interest payment period, will be repaid in 2024, or are utilizing the option for Synthetic LIBOR, which expires September 30, 2024.

The interest rate benchmark reform has not resulted in changes to our risk management strategy and we have assessed the overall risk arising from the transition to be low.

The following table shows our exposures to financial instruments that continue to reference interest rate benchmarks that are subject to the reform and are yet to transition:

(in millions of Canadian dollars)				Dec. 31, 2023
	Non-derivative financial assets	Derivatives (receive leg) – notional amount	Derivatives (pay leg) – notional amount	Authorized and committed loan commitments

CDOR	2,293	–	3,500	596
USD Libor	371	–	–	–

	2,664	–	3,500	596
Cross currency swaps – CDOR	–	1,300	–	–

Total	$ 2,664	$ 1,300	$ 3,500	$ 596

IAS 1 – Presentation of Financial Statements and IFRS Practice Statement 2

In February 2021, the IASB issued Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) with amendments that are intended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments were adopted on January 1, 2023 with no impact to the consolidated financial statements, but resulted in a reduction to the level of disclosure included in our material accounting policies note.

IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors

In February 2021, the IASB issued Definition of Accounting Estimates, amendments to IAS 8. The amendments help entities to distinguish between accounting policies and accounting estimates. The amendments were adopted on January 1, 2023 with no impact to the consolidated financial statements.

Standards, Amendments and Interpretations not yet in effect

There are no future standards and amendments issued by the IASB which have been assessed as having a possible effect on our consolidated financial statements in the future.

USE OF ESTIMATES AND KEY JUDGEMENTS

To prepare our consolidated financial statements in accordance with IFRS Accounting Standards, it is necessary for management to exercise judgement and make use of estimates and assumptions in applying certain accounting policies. We utilize current market data, our own historical experience and other information available to us as at the date of the financial statements in arriving at our decisions. We have established procedures to ensure that the process for determining our estimates and assumptions is well controlled and occurs in an appropriate and systematic manner.

Uncertainty is inherent in the use of estimates and assumptions and, as a result, actual results may vary significantly from management’s estimates. Uncertainty arises, in part, from the use of historical experience and data at a point in time to establish our assumptions. While this data may be the most reliable basis available on which to base our assumptions, economic events may occur subsequently that render previous assumptions invalid and cause a material change to actual results.

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Areas where management has made significant use of estimates and exercised judgement are discussed below.

Estimates

Note 3 – Fair Value of Financial Instruments

The majority of financial instruments are recognized on our Consolidated Statement of Financial Position at their fair value. These financial instruments include marketable securities, derivative instruments, investments and loans payable designated at fair value through profit or loss. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Our financial instruments are categorized into one of three levels based on whether the techniques employed to value the instruments use observable or unobservable market inputs. Financial instruments categorized as Level 1 are valued using quoted market prices, thus minimal estimation is required. Those instruments categorized as Level 2 and 3 require the use of greater estimation and judgement, and level 3 instruments include inputs that are not based on observable market data.

Note 6 – Loans and Allowance for Credit Losses

The allowance for losses on loans, loan commitments and loan guarantees represents management’s best estimate of expected credit losses (ECL). These estimates are reviewed periodically during the year and in detail as at the date of the financial statements.

The purpose of the allowance is to provide an estimate of expected credit losses inherent in the loan portfolio. Estimation is inherent in the assessment of forward-looking probabilities of default, loss severity in the event of default (also referred to as loss given default), review of credit quality and the value of any collateral. Management also considers the impact of forward-looking macroeconomic factors including current and future economic events, industry trends and risk concentrations on the portfolio and the required allowance.

Allowances are established on an individual basis for loans, loan commitments and loan guarantees that management has determined to be impaired and/or for which losses have been incurred. When an obligor is considered impaired, we reduce the carrying value of the loan to its net realizable value. Management is required to make a number of estimates including the timing and amount of future cash flows and the residual values of the underlying collateral.

Note 8 – Insurance Contracts

The liability for remaining coverage and the liability for incurred claims are based on our estimate of future cash flows under the terms and conditions of our insurance and reinsurance contracts. The actuarial valuation uses simulation techniques and is based on assumptions relevant to the insurance products and is derived in conjunction with our own experience. The actuarial calculation of the fulfilment cash flows uses key management assumptions for frequency of claims, severity of loss, future claim development, administrative expenses, and relevant discount rates.

Note 10 – Retirement Benefit Plans

We maintain two pension plans with defined benefit and defined contribution components, and other post-retirement benefit plans including a retiring allowance plan and life insurance, health and dental care benefits. IFRS Accounting Standards requires that management measure the plans’ defined benefit obligations and annual costs using assumptions that are long-term in nature and reflect our best estimates. We review key assumptions on an annual basis with our actuaries using relevant experience, in conjunction with market related data. The key assumptions include expected rates of compensation increase, discount rates, inflation rate, longevity of plan members, and health care costs.

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Judgements

Note 3 – Fair Value of Financial Instruments

The categorization of our financial instruments into three fair value hierarchy levels requires judgement. Our policy is to recognize transfers into and out of these levels at the date of the event or change in circumstances that caused the transfer. Quantitative disclosure is provided for all transfers among all levels regardless of their significance.

Financial instruments categorized as Level 2 and 3 require significant judgement in the selection of appropriate discount rates, yield curves and other inputs into our models which may not be based on observable market data.

Note 6 – Loans and Allowance for Credit Losses

Management judgement is used in the ECL calculation as it pertains to the application of forward-looking information to support future events and historical behaviour patterns in determining the expected life of a financial instrument. Judgement is also used in assessing significant increase in credit risk.

Note 8 – Insurance Contracts

Judgement is used in selecting the severity of loss, future claim development, frequency of claim, discount rate and the confidence level for adverse deviation in the calculation of our insurance contract liabilities.

Note 10 – Retirement Benefit Plans

The management assumption with the greatest potential impact on our defined benefit obligations is the discount rate. Management judgement is used in the determination of the discount rate, which is set by reference to the yield of a portfolio of high-quality fixed income instruments (rated AA or higher), that match the timing of the expected benefit payments.

Note 24 – Structured Entities

A structured entity (SE) is defined as an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. Management exercises judgement in determining whether EDC has control of structured entities. When we have power over an SE and are exposed or have rights to variable returns from our involvement with an SE and have the ability to affect those returns through our power over the SE, we are considered to control the SE and the SE is consolidated within our financial statements. When the criteria for control are not met, SEs are not consolidated.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised of cash and short-term highly liquid marketable securities with a term to maturity of 90 days or less from the date of their acquisition, are considered highly liquid, readily convertible to known amounts of cash and are subject to an insignificant risk of change in value. Interest revenue related to our cash equivalents is recorded within marketable securities revenue in the Consolidated Statement of Comprehensive Income.

MARKETABLE SECURITIES

We hold marketable securities for liquidity purposes. Our marketable securities are held with creditworthy counterparties that must have a minimum credit rating from an external credit rating agency of A- for all transactions.

Marketable securities held directly by EDC are recorded at fair value through profit or loss to reflect our business model for managing these instruments. Purchases and sales of marketable securities are recorded on the trade date and the transaction costs are expensed as incurred. Interest revenue is recorded in marketable securities revenue and realized and unrealized gains and losses on these securities are included in other (income) expenses in the Consolidated Statement of Comprehensive Income.

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LOANS RECEIVABLE

Loans receivable are recorded at fair value upon initial recognition and subsequently measured at amortized cost using the effective interest method. Our loans receivable are held in order to collect contractual cash flows which represent payments of principal, interest and fees. They are derecognized when the rights to receive cash flows have expired or we have transferred substantially all the risks and rewards of ownership. A loan payment is considered past due when the obligor has failed to make the payment by the contractual due date.

The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating the interest income over the relevant period in financing and investment revenue in the Consolidated Statement of Comprehensive Income. The effective interest rate is the rate that discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset. When calculating the effective interest rate, we estimate cash flows considering all contractual terms of the financial instrument but do not consider future credit losses. The calculation includes all fees paid or received that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts. Deferred loan revenue, which consists of exposure, administration and other upfront fees, is considered an integral part of the effective interest rate and is amortized over the term of the related loan.

While it is generally our intention to hold performing loan assets until maturity, in some cases the loans are sold prior to maturity for risk mitigation purposes. Gains and losses on the sale of performing loans are included in other (income) expenses. Losses on sales of impaired loans are reported in the provision for (reversal of) credit losses.

LOAN GUARANTEES

In the ordinary course of business we issue loan guarantees to cover non-payment of principal, interest and fees due to financial institutions providing loans to Canadian companies or buyers of Canadian goods and services. Loan guarantees are initially recognized in the financial statements at fair value in the liability for loan guarantees. Fair value is determined to be the guarantee fee received. Subsequent to initial recognition, our liability is measured at the higher of the unamortized guarantee fees and the allowance calculated that estimates the loss anticipated to be incurred as a result of satisfying our obligation under that guarantee.

Any change in liability relating to the allowance on loan guarantees is recorded in the Consolidated Statement of Comprehensive Income in the provision for (reversal of) credit losses. Guarantee fees, including deferred guarantee fees, are recognized in the Consolidated Statement of Comprehensive Income on a straight-line basis over the life of the guarantee, as performance obligations are satisfied.

ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses represents management’s best estimate of expected credit losses and is based on the expected credit loss model.

Financial instruments subject to an impairment assessment include loans held at amortized cost. The allowance for credit losses related to loans receivable is presented in the allowance for losses on loans in the Consolidated Statement of Financial Position.

Off-balance sheet items subject to an impairment assessment include loan commitments and loan guarantees. The allowance for credit losses related to loan commitments is presented in the allowance for losses on loan commitments and the allowance for credit losses related to loan guarantees is included in the liability for loan guarantees in the Consolidated Statement of Financial Position.

Changes in the allowance for credit losses as a result of originations, repayments and maturities, changes in risk parameters, remeasurements and modifications are recorded in the provision for (reversal of) credit losses in our Consolidated Statement of Comprehensive Income.

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Expected Credit Loss (ECL) Impairment Model

The ECL model applies a three-stage approach to measure the allowance for credit losses. At initial recognition financial instruments are placed in Stage 1. ECLs are measured based on the stage assignment of the financial instrument:

•

Stage 1 – Where there has not been a significant increase in credit risk since origination, the allowance recorded is based on the expected credit losses resulting from defaults over the next 12-months;

•	Stage 2 – Where there has been a significant increase in credit risk since origination, the allowance recorded is based on the ECLs over the remaining lifetime of the financial instrument; and

•

Stage 3 – Where a financial instrument is considered impaired, the allowance recorded is based on the ECLs over the remaining lifetime of the instrument and interest revenue is calculated based on the carrying amount of the instrument, net of the loss allowance, rather than on its gross carrying amount.

Impairment and Write-off of Financial Instruments

Under our definition of default on loans receivable and loan commitments, financial instruments are considered to be in default and placed in Stage 3 when they meet one or both of the following criteria which represent objective evidence of impairment:

•	there has been a deterioration in credit quality to the extent that we consider that the obligor is unlikely to pay its credit obligations to us in full; or

•	the obligor is past due more than 90 days on any credit obligation to us, as required under IFRS 9.

If there is objective evidence that an impairment loss has occurred on an individual loan or loan commitment, the amount of the loss is measured as the difference between the loan’s carrying amount and the present value of any estimated future cash flows discounted at the loan’s original effective interest rate. The carrying value of the loan is reduced through the use of an individual allowance.

Thereafter, interest income on individually impaired loans is recognized based on the reduced carrying value of the loan using the original effective interest rate of the loan.

Impaired loan guarantees are identified by applying the same criteria to the underlying loan that is used to assess the impairment of direct loans carried at amortized cost. When the underlying loan is individually assessed to be impaired, it is probable that a call on the guarantee will be made representing an outflow of economic benefits that would be required to settle our obligation under the guarantee. Should there be a cash outflow related to a call on an impaired guarantee, in most cases we would not consider the associated newly originated loan to be a purchase or origination of a credit impaired asset.

Loans and the related allowance for credit losses are written off, either partially or in full, when all collection methods, including the realization of collateral, have been exhausted and no further prospect of recovery is likely.

Loans are returned to performing status when it is likely that contractual payments will continue pursuant to the terms of the loan.

Measurement of ECLs

The ECL calculation along with the stage assignment considers reasonable and supportable information about past events, current conditions and forecasts of future economic events. The estimation and application of forward-looking information, using both internal and external sources of information, requires significant judgement.

The ECL model is a function of the probability of default (PD), loss given default (LGD), and exposure at default (EAD) of a specific obligor or group of obligors with like characteristics such as industry and country classification as well as credit risk rating, discounted to the reporting date using the effective interest rate, or an approximation thereof. PD is modelled based on current and historic data along with relevant forward-looking macroeconomic factors to estimate the likelihood of default over a given time horizon. LGD is an estimate of the percentage of exposure that will be lost if there is a default on a specific obligor. EAD is modelled based on cash flow expectations which include contractual terms as well as forward-looking repayment and draw patterns and represents the outstanding exposure at the time of default.

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Forward-Looking Information

ECLs are calculated using forward-looking information determined from reasonable and supportable forecasts of future economic conditions as at the reporting date. The ECL model does not consider every possible scenario but reflects a representative sample of three possible outcomes. The scenarios used are not biased towards extremes, reflect consistency among variables and are probability-weighted.

In addition to a baseline macroeconomic outlook, we also produce two alternative outlooks. These alternative forecasts leverage our country risk and industry analysts in our Economics team to identify and vet key upside and downside scenario possibilities, considering their impacts and probability of occurrence. The scenarios are reviewed quarterly for ongoing relevance.

The macroeconomic variables considered in the determination of the scenarios have been established to be key drivers of a global macroeconomic outlook and influential to our loan portfolio and include, but are not limited to, gross domestic product, commodity prices and foreign exchange rates. The macroeconomic variables are applied in the ECL model based on the industry classification for the corporate portfolio, and based on the country for sovereign loans. We also assess the extent to which these variables may not reflect recent economic events that may result in credit deterioration. In these cases we will estimate the potential impact on our allowances and apply post-model adjustments to specific industries or other exposure categories that we deem appropriate.

Significant Increase in Credit Risk

At each reporting date, an assessment of whether a significant increase in credit risk has taken place since the initial recognition of the financial instrument is performed. The assessment, which does not use the low credit risk exemption allowed under IFRS 9, requires significant judgements and considers the following factors:

•	a threshold based on a relative change in the probability of default for the remaining expected life of the instrument relative to the corresponding probability of default at origination;

•	qualitative information available as at the reporting date; and

•	days past due.

Any exposure that is 30 days past due is placed in Stage 2. Any exposure that is 90 days past due is considered impaired and placed in Stage 3.

Assets can move in both directions through the stages of the impairment model. If, in a subsequent period, the credit quality improves for an instrument in Stage 2 such that the increase in credit risk since initial recognition is no longer considered significant, the instrument will move to Stage 1 and the loss allowance shall revert to being recognized based on the 12-month expected credit losses.

Modifications

In situations where a borrower experiences financial difficulty, we may grant certain modifications to the terms and conditions of a loan. An assessment is done to determine if the loan should be derecognized. If the modification does not result in derecognition, the date of origination continues to be used to assess significant increase in credit risk. If the modification results in derecognition, a new loan is recognized based on the new contractual terms and is placed in Stage 1. Loans that are credit-impaired upon origination are placed in Stage 3, and the lifetime ECLs are reflected in the initial fair value. In subsequent reporting periods, we recognize only the cumulative changes in the lifetime ECLs since initial recognition as an allowance for credit losses. Changes in ECLs are recognized in the provision for (reversal of) credit losses on the Consolidated Statement of Comprehensive Income.

The Paris Club is an international forum of sovereign creditors, including Canada, who agree to formally reschedule sovereign borrowers’ debt when they are experiencing financial difficulties and are unable to meet their obligations. Sovereign loans that are considered in default by the Paris Club are classified as individually impaired. Consistent with the terms of Paris Club rescheduling agreements, contractual interest maturities for individually impaired sovereign loans are included in gross loans receivable.

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INVESTMENTS

Investments are comprised of direct investments that we hold in private and public companies and investments in private equity funds. Purchases and sales of these investments are recorded on a trade-date basis and are measured at fair value. Subsequent changes in fair value and any realized gains and losses are recorded in other (income) expenses. Transaction costs are expensed as incurred and included within leasing and financing-related expenses.

LEASES

Our right-of-use assets have three classes of underlying assets: head office building, other office space and computer hardware. We recognize right-of-use assets and lease liabilities at the lease commencement date. At initial recognition, right-of-use assets are measured at cost and are subsequently depreciated using the straight-line method from the commencement date to the end of the lease term. Lease liabilities are initially measured at the present value of lease payments and discounted using the interest rate implicit in the lease or, if not available, our incremental borrowing rate. Subsequently, the lease liability is measured at amortized cost using the effective interest rate method. Lease liabilities are remeasured when there is a change in future lease payments arising from a change to the term of the lease with a corresponding adjustment made to the carrying value of the right-of-use asset or the recognition of a gain or loss in other (income) expense if the carrying amount of the right-of-use asset is nil.

We account for lease components and non-lease components separately for each of our asset classes. We do not recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less or are of a low value. Lease payments associated with these leases are recognized as an expense as they are incurred.

INSURANCE REVENUE

Insurance contracts are those contracts where we have accepted insurance risk by agreeing to compensate the policyholders if they are adversely affected by a specified uncertain future event.

For profitable groups of contracts to which we apply the general measurement model (GMM), revenue is recorded as services are provided over the coverage period of the insurance contracts. The underlying exposure of the insurance contracts is used to reflect the insurance contract services provided in each period.

Expected premium receipts on our premium allocation approach (PAA) group of insurance contracts are recognized into income over the coverage period of each insurance contract group on a straight-line basis. The straight-line method is applied on the basis that this is considered to approximate the expected pattern of release of risk during the coverage period for these groups of contracts.

INSURANCE SERVICE EXPENSES

Insurance service expenses include administrative expenses which are attributable to our insurance contracts, losses and recoveries of losses on onerous contracts, incurred claims and changes to the liabilities for incurred claims.

Administrative expenses which are attributable to our insurance contracts include acquisition costs, which are expenses incurred on the selling and underwriting of new insurance contracts, as well as policy administration and maintenance expenses. Acquisition expenses are allocated to the insurance contract groups in a systematic and rational method. Due to the short-term nature of the contracts within our credit insurance portfolio, we have elected to recognize acquisition expenses for these insurance contract groups when incurred. For the remaining insurance portfolios, we recognize acquisition expenses over the terms of the contracts in a manner consistent with our recognition of the insurance revenue. Policy administration and maintenance expenses are allocated at the portfolio level and are expensed as incurred.

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INSURANCE CONTRACT LIABILITIES

Insurance contract liabilities represent our estimate of future cash flows under the terms and conditions of our insurance contracts and include liabilities for remaining coverage and liabilities for incurred claims.

Insurance contracts are assessed on their issuance date to determine expected profitability and are then grouped into cohorts based on portfolio, recognition date and the profitability of the contract. Composition of the cohorts is not reassessed at subsequent measurement. We apply the GMM to our political risk insurance portfolio, as well as certain long-term contracts within our international trade guarantee portfolio. The PAA is applicable to all other insurance contracts.

GMM Contract Groups

For insurance contracts to which we apply the GMM, the liabilities for remaining coverage and the liabilities for incurred claims are measured based on estimates of the present value of future cash flows under the contracts. These estimates include an explicit risk adjustment to reflect the non-financial risk we are exposed to due to uncertainty around the amount and timing of future cash flows.

For profitable groups of contracts, the liabilities for remaining coverage include the contractual service margin, which represents unearned profit, as well as the present value of the future cash flows. For onerous groups of contracts, a loss component is established on initial recognition and the loss recognized immediately as an insurance service expense. On subsequent measurement, insurance contract groups are assessed to determine changes in expected profitability. Changes in future cash flows related to onerous contracts are allocated between the loss component and the liabilities for remaining coverage excluding loss component in a systematic and rational manner, with the exception of decreases in fulfilment cash flows related to future service, which are allocated solely to the loss component until the loss component is reduced to zero.

PAA Contract Groups

The PAA is a simplified version of the GMM which is applicable to contracts in our credit insurance portfolio given their coverage periods are one year or less. The PAA is also applied to our financial institutions portfolio and the majority of contracts in our international trade guarantee portfolio as it has been determined that using this simplified method would produce a measurement that would not materially differ from the results under the GMM.

For profitable insurance contract groups under this approach, our liabilities for remaining coverage reflect premiums received less revenue earned. For our financial institutions insurance and international trade guarantee groups, the liabilities for remaining coverage also include acquisition cash flows paid less amounts recognized. For onerous insurance contract groups, a loss component is established on initial recognition which reflects our best estimates of the present value of future cash flows and includes a risk adjustment for non-financial risk. Insurance contract groups are assessed at subsequent measurement to determine changes in expected profitability.

Our liabilities for incurred claims are comprised of incurred claims as well as incurred but not reported claims (IBNR) and are adjusted to reflect the time value of money as well as a risk adjustment for non-financial risk.

REINSURANCE

In the ordinary course of business, we cede reinsurance with other insurance companies in order to mitigate our risk. The ceding arrangements provide greater diversification of the business and minimize the net loss potential arising from large risks. Ceded reinsurance contracts do not relieve us of our obligations to the insured but they do provide for the recovery of claims arising from the liabilities ceded. EDC has both facultative reinsurance policies, which provide coverage on specific policies and buyers, as well as treaty reinsurance policies which provide coverage on a group of policies and obligors.

Reinsurance contracts are accounted for in a manner consistent with the underlying direct insurance contracts. Reinsurance contracts on our political risk insurance contracts are accounted for under the GMM, while all other reinsurance contracts are accounted for under the PAA.

Reinsurance premiums are recognized as an expense over the coverage period of the underlying contracts for our facultative reinsurance contracts and over the coverage period of the reinsurance contract for our treaty reinsurance contracts.

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DERIVATIVE INSTRUMENTS

Derivative instruments (derivatives) are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates, equities, credit spreads or other financial measures. Derivatives that we may use to manage interest rate risk, foreign exchange risk and credit risk include interest rate swaps, cross currency interest rate swaps, foreign exchange swaps, foreign exchange forwards and credit default swaps. We hold a portfolio of derivatives which we use to manage the foreign exchange risk associated with using our capital to fund our largely U.S. dollar-denominated operations. Derivatives are only contracted with creditworthy counterparties in accordance with policies established by our Global Risk & Sustainability Group and approved by our Board of Directors.

We do not apply hedge accounting to our derivatives. Derivatives are accounted for at fair value and are recognized on the Consolidated Statement of Financial Position upon the trade date and are removed from the Consolidated Statement of Financial Position when they expire or are terminated. Derivatives with a positive fair value are reported as derivative instruments within assets, while derivatives with a negative fair value are reported as derivative instruments within liabilities. All interest income and expenses associated with our derivatives are included in marketable securities revenue or interest expense, while realized and unrealized gains and losses are recorded in other (income) expenses.

Long-term currency swaps are considered part of the financing cash flows on the Consolidated Statement of Cash Flows because these swaps are used to manage our funding. We issue debt in a number of currencies for diversification purposes. We then use currency swaps to bring those funds into the currency required to disburse on our loans. All other swaps are included in operating cash flows as they are used to alter the interest rate risk profile of the portfolio.

LOANS PAYABLE

We have designated the majority of our debt, including structured debt, at fair value through profit or loss in order to obtain the same accounting treatment as the related derivatives. In general, these derivatives are transacted to manage interest and foreign exchange rate risk on the related debt. Contractual interest on our debt is recorded in interest expense. Any change in fair value on these instruments is recorded in other (income) expenses.

Our fixed rate bonds which do not have derivatives associated with them are carried at amortized cost with interest recorded in interest expense using the effective interest rate method.

The transaction costs related to our loans payable at amortized cost are capitalized and amortized in interest expense using the effective interest rate method over the life of the instrument.

TRANSLATION OF FOREIGN CURRENCY

All monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars, our functional and presentation currency, at exchange rates prevailing at the end of the year. Income and expenses are translated at either daily or monthly average exchange rates in effect during the year. Exchange gains and losses resulting from the translation of foreign currency balances and transactions are included in other (income) expenses.

Foreign currency non-monetary items that are measured at historical cost are translated at historical rates. Foreign currency non-monetary items measured at fair value are translated using the rate of exchange at the date the fair value was determined.

RETIREMENT BENEFIT PLANS

We maintain two pension plans with defined benefit and defined contribution components, and other post-retirement benefit plans including a retiring allowance plan and life insurance, health and dental care benefits. Defined benefit pensions are only available for employees hired prior to January 1, 2012.

Accrued benefit obligations are actuarially determined using the projected unit credit method, which incorporates management’s best estimate of future salary levels, retirement ages of employees and other actuarial factors.

The defined benefit expense is included in administrative expenses and consists of the actuarially determined retirement benefits for the current year’s service and imputed interest on projected benefit obligations net of interest earned on any plan assets over the average remaining working lives of employees expected to receive benefits under the plans.

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Remeasurement gains and losses arise from the difference between the actual rate of return and the discount rate on plan assets for that period and from changes in actuarial assumptions used to determine the accrued benefit obligation. These gains or losses are recognized in other comprehensive income and are transferred to retained earnings.

The defined contribution expense consists of contributions paid in the period for service rendered and an accrual of unpaid but earned contributions and is included in administrative expenses on the Consolidated Statement of Comprehensive Income.

3. Fair Value of Financial Instruments

Fair value represents our estimation of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As with any estimate, uncertainty is inherent due to the unpredictability of future events. In the case of estimating the fair value of our financial instruments, this uncertainty is magnified due to the large number of assumptions used and the wide range of acceptable valuation techniques. Estimates of fair values are based on market conditions at a certain point in time and may not be reflective of future market conditions. Therefore, the estimates of the fair value of financial instruments outlined do not necessarily reflect the actual values that may occur should the instruments be exchanged in the market.

We have controls and policies in place to ensure that our valuations are appropriate and realistic. In general, the methodologies, models and assumptions used to measure the fair value of our financial assets and liabilities are determined by our Global Risk & Sustainability Group, which is not involved in the initiation of the transactions. The models, valuation methodologies, and market-based parameters and inputs that are used are subject to regular review and validation, including a comparison with values from outside agencies. In limited circumstances where the valuation of a financial instrument is not independent from the initiation of the transaction, the resulting valuation is subject to review by a valuation committee. The valuation committee meets periodically. The valuation committee reviews an instrument’s fair value based on their recommended fair value hierarchy categorization before being fully implemented.

We categorize financial instruments on the fair value hierarchy based on whether the inputs to the valuation techniques are observable or unobservable.

•	Level 1 – fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 – fair values are determined using inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 – fair values are determined using inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The assumptions and valuation techniques that we use to estimate fair values are as follows:

LOANS RECEIVABLE

In order to estimate the fair value of our performing loans receivable (including accrued interest and fees receivable net of deferred loan revenue), we separate them into risk pools and calculate the net present value of principal and interest cash flows. The discount rates are obtained from yield curves for each risk pool and are specific to the credit risk and term to maturity associated with each principal and interest cash flow.

The fair value of impaired loans is considered to be equal to their carrying value. Once a loan has been assessed as impaired, the carrying value is reduced to reflect the present value of any estimated future cash flows discounted at the loan’s original effective interest rate.

Loans receivable valued using unobservable market inputs, such as yield curves for low credit-rated loans, are categorized as Level 3 in the fair value hierarchy.

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MARKETABLE SECURITIES

We estimate the fair value of marketable securities using observable market prices. If such prices are not available, we determine the fair value by discounting future cash flows using a yield curve that is based on the attributes of the security, current market conventions, collateral held, and other factors.

INVESTMENTS

Our approach to fair value measurement has been developed using International Private Equity and Venture Capital Valuation Guidelines. Depending on the type of direct investment, we estimate fair value using one of the following: market-based methodologies, such as the quoted share price from available market data, price of recent investment, multiples, or industry benchmarks; income-based methodologies such as discounted cash flows; or replacement cost-based methodology such as net assets. Our fund valuations are performed using their most recent published financial statements. The valuations are established by investment managers, reviewed by management and approved by an independent valuation committee that is comprised of representatives from our Global Risk & Sustainability and Finance groups. The valuation methods are constantly validated and calibrated through discussions with co-investors and market participants, taking into account all known market events.

In the process of assessing the fair value for certain investment instruments, estimates determined in a manner consistent with industry practice are employed in the models which cannot be directly observed in the market. EDC’s unobservable estimates are outlined in the table below:

(in millions of Canadian dollars)
Valuation technique	Unobservable input	Range (average)	Fair value at Dec. 31, 2023*

Multiples	Multiple (Sales or EBITDA)	0.0 – 11.6 (4.3)	602
	Discount Rate	0% – 50% (37%)	27

Discounted Cash Flows	Discount Rate	0% – 13% (13%)	13

*	The valuation of an investment may use multiple unobservable inputs and therefore its fair value can be included multiple times in the fair value amounts.

OTHER ASSETS AND ACCOUNTS PAYABLE AND OTHER CREDITS

The fair value of short-term other assets and accounts payable and other credits are assumed to equal their carrying value due to their short-term nature. For long-term other assets and accounts payable, we estimate fair value by discounting future cash flows using a yield curve appropriate to the related risks.

LOANS PAYABLE

The fair value of our less complex loans payable is determined using the discounted cash flow method. Forward rates are used to value floating rate cash flows occurring in the future. Cash flows are discounted using the respective currency’s yield curve. Inputs to the models are market observable and may include interest rate yield curves and foreign exchange rates.

For our more complex loans payable which may include optionality, we estimate fair value using valuation models when independent market prices are not available. Inputs to these models include option volatilities and correlations in addition to interest rate yield curves and foreign exchange rates. All models are reviewed on a three-year rotational basis and are calibrated automatically each time a model is employed in valuing a deal. Changes in fair value are analyzed every month.

When we transact in callable/extendible notes, we hedge them using interest rate and cross currency swaps that includes matching callable/extendible terms. Thus, any slight inaccuracy in the derivation of expected future payments on these notes or their valuation is negated by the opposite valuation and derivation of the expected future payments from the related swap.

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DERIVATIVE INSTRUMENTS

Foreign exchange forwards and foreign exchange swaps are valued by discounting the notional amounts using the respective currency’s yield curve and converting the amounts using the spot Canadian dollar exchange rate.

Interest rate and cross currency interest rate swaps are valued using a discounted cash flow method. Forward rates are used to determine floating rate cash flows occurring in the future. Cash flows are discounted using the respective currency’s yield curve. Inputs to the models are market observable and may include interest rate yield curves and foreign exchange rates.

For more complex swaps which may include optionality, including cross currency interest rate swaps, interest rate swaps and non-deliverable forwards, the fair value is determined using models which are developed from recognized valuation techniques, validated and managed in the same manner as our more complex loans payable as described above.

The valuations determined using the methodologies described above are adjusted for the credit risk of the counterparty where appropriate.

LOAN GUARANTEES

We estimate the fair value of loan guarantees as the calculated allowance for losses before taking into account any deferred guarantee fee revenue already received. This represents management’s best estimate of expected credit losses and is based on the expected loss model.

FAIR VALUE HIERARCHY

The following table presents the fair value hierarchy of our financial instruments:

(in millions of Canadian dollars)				Dec. 31, 2023					Dec. 31, 2022*
	Level 1	Level 2	Level 3	Total fair value	Carrying value	Level 1	Level 2	Level 3	Total fair value	Carrying value

Assets

Performing fixed rate loans	–	10,760	1,277	12,037	12,784	–	10,068	1,476	11,544	12,785

Performing floating rate loans	–	44,204	794	44,998	43,944	–	38,618	368	38,986	38,820

Total performing loans receivable	–	54,964	2,071	57,035	56,728	–	48,686	1,844	50,530	51,605

Impaired loans	–	593	–	593	593	–	947	–	947	947

Loans receivable and accrued interest and fees	–	55,557	2,071	57,628	57,321	–	49,633	1,844	51,477	52,552

Marketable securities	4,703	2,303	–	7,006	7,006	4,464	2,295	–	6,759	6,759

Derivative instruments	–	1,307	–	1,307	1,307	–	1,654	–	1,654	1,654

Investments	77	–	3,012	3,089	3,089	86	–	2,685	2,771	2,771

Liabilities

Loans payable	–	55,109	–	55,109	55,109	–	50,567	–	50,567	50,568

Derivative instruments	–	2,293	–	2,293	2,293	–	3,712	–	3,712	3,712

Loan guarantees	–	323	–	323	334	–	212	–	212	234

*	Prior period amounts have been restated to reflect the reclassification of cash equivalents from marketable securities to cash (see Note 4).

The financial instruments included in other assets and accounts payable and other credits are short-term in nature and have a carrying amount that reasonably approximate the fair value.

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The following table summarizes the reconciliation of Level 3 fair values during the year for investments:

(in millions of Canadian dollars)	2023	2022

Balance beginning of year	2,685	2,373

Unrealized gains (losses) included in other (income) expenses	(1)	(181)

Purchases of assets/issuances of liabilities	706	797

Return of capital	(345)	(388)

Transfer out of Level 3	(1)	(2)

Foreign exchange translation	(32)	86

Balance end of year	$ 3,012	$ 2,685

Total gains (losses) for the year included in comprehensive income for instruments held at end of the year	$ 116	$ (37)

Changes in valuation methods may result in transfers into or out of Levels 1, 2 and 3. No transfers occurred in 2023 as a result of changes in valuation methodology (2022 – nil). All transfers out of level 3 to Level 1 were the result of investments converting instruments to those with quoted prices in active markets.

In 2023, a sensitivity analysis was performed using possible alternative assumptions to recalculate the fair value of our Level 3 financial instruments. The fair value of Level 3 financial instruments is in whole or in part based on unobservable inputs. In preparing financial statements, appropriate levels for these unobservable inputs parameters are chosen so that they are consistent with prevailing market evidence or management judgement.

In order to perform our sensitivity analysis for our Level 3 investments, we adjusted the unobservable inputs. The unobservable inputs used to value our Level 3 investments include one or more of the following: multiple of sales, liquidity discount, multiple of EBITDA and discount rate. When multiple unobservable inputs are shocked, no netting is considered, resulting in the highest favourable or unfavourable change. The results of our analysis on our Level 3 investments as at December 31, 2023 ranged from an unfavourable change of $336 million to a favourable change of $361 million.

4. Marketable Securities

We maintain liquidity sufficient to meet general operating requirements, to maintain stability in our short-term borrowing program and to provide flexibility in achieving corporate objectives. Consistent with our business model for managing these instruments, they are carried at fair value through profit or loss.

An analysis of our cash equivalents in the current year resulted in the determination that these amounts should be classified with cash rather than included within marketable securities. Balances relating to cash equivalents as at December 31, 2023 have therefore been excluded from the tables below and comparative figures have been reclassified to conform to the current year presentation.

The following table provides a breakdown of our marketable securities issued or guaranteed by:

(in millions of Canadian dollars)	Dec. 31, 2023	Dec. 31, 2022

U.S. government	5,676	6,008

Other governments	853	724

Financial institutions	476	27

Canadian governments	1	–

Total marketable securities	$ 7,006	$ 6,759

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The following table provides a breakdown of our marketable securities by remaining term to maturity:

(in millions of Canadian dollars)			Dec. 31, 2023				Dec. 31, 2022

	Remaining term to maturity				Remaining term to maturity

	Under 1 year	1 to 3 years	Over 3 years	Total	Under 1 year	1 to 3 years	Over 3 years	Total

Short-term instruments	2,303	–	–	2,303	2,295	–	–	2,295

Long-term fixed rate securities	55	2,205	2,443	4,703	201	1,760	2,503	4,464

Total marketable securities	$ 2,358	$ 2,205	$ 2,443	$ 7,006	$ 2,496	$ 1,760	$ 2,503	$ 6,759

5. Derivative Instruments

We use a variety of derivative instruments to manage costs, returns and levels of financial risk associated with our funding, investment and risk management activities.

We currently use, but are not limited to, the following types of instruments:

Interest rate swaps – transactions in which two parties exchange interest flows on a specified notional amount on predetermined dates for a specified period of time using agreed-upon fixed or floating rates of interest. Notional amounts upon which interest payments/receipts are based are not exchanged.

Cross currency interest rate swaps – transactions in which two parties exchange currencies at inception and at maturity, as well as interest flows on the exchanged amounts on predetermined dates for a specified period of time using agreed-upon fixed or floating rates of interest.

Foreign exchange swaps – commitments to exchange cash flows in different currencies where there are two exchanges; the first is made at the spot rate at inception and the second at a predetermined rate on a specified date in the future.

Foreign exchange forwards – commitments to exchange cash flows in different currencies, for which the foreign exchange rate is predetermined, at a specified date in the future.

In any transaction there is a potential for loss. This loss potential is represented by (1) credit risk, wherein a counterparty fails to perform an obligation as agreed upon, causing the other party to incur a financial loss, and (2) interest rate risk and foreign exchange risk, where an exposure exists as a result of changes in interest rates or foreign exchange rates.

We manage our exposure to interest rate risk and foreign exchange risk using limits developed in consultation with the Department of Finance and approved by our Board of Directors. Both our internal policies and guidelines (established in our Global Risk & Sustainability Group and approved by our Board of Directors) and those set by the Minister of Finance limit our use of derivatives. We do not use derivative instruments for speculative purposes.

We manage our exposure to derivative counterparty credit risk by contracting only with creditworthy counterparties, establishing International Swaps and Derivatives Association (ISDA) master netting agreements, and in certain cases entering into collateral agreements, via Credit Support Annex with those counterparties. Internal policies and procedures establish credit approvals, controls and monitoring.

Under ISDA master netting agreements, the amounts owing by each counterparty on a single day may be netted into a single payment by currency. We do not use these agreements for daily netting, and accordingly, the ISDA agreements do not meet the criteria for offsetting in the Consolidated Statement of Financial Position. We retain the use of these agreements to allow the right to offset all outstanding derivative instruments upon specific credit events such as the default of one of the parties to the agreement. Upon such events, all transactions under the agreement are terminated, a net termination value is assessed which determines the final amount payable to settle all outstanding transactions.

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Collateral agreements provide for the posting of collateral by the counterparty when our exposure to that entity exceeds a certain threshold. Collateral is held by a third party custodian. At the end of 2023, no collateral was held (2022 – no collateral was held).

All derivative counterparties must have a minimum credit rating of A- and any exception must be approved by the Board of Directors. In 2023, we did not hold any derivatives with counterparties that had a rating below this requirement (2022 – none).

In 2023, we reviewed our contracts for embedded derivatives in non-financial contracts and determined that there were no embedded derivatives (2022 – none).

Notional amounts are not recorded as assets or liabilities on our Consolidated Statement of Financial Position as they only represent the face amount of the contract to which a rate or a price is applied to determine the amount of cash flows to be exchanged.

The remaining term to maturity for the notional amounts of our derivative contracts was as follows:

(in millions of Canadian dollars)			Dec. 31, 2023				Dec. 31, 2022

	Remaining term to maturity				Remaining term to maturity

	Under 1 year	1 to 3 years	Over 3 years	Total	Under 1 year	1 to 3 years	Over 3 years	Total

Interest rate swaps	12,708	17,359	29,303	59,370	11,511	21,627	25,313	58,451

Cross currency interest rate swaps	4,856	8,980	5,997	19,833	6,988	6,245	4,810	18,043

Foreign exchange swaps	12,618	–	–	12,618	15,208	–	–	15,208

Foreign exchange forwards	41	–	–	41	3	–	–	3

Total	$ 30,223	$ 26,339	$ 35,300	$ 91,862	$ 33,710	$ 27,872	$ 30,123	$ 91,705

The following table provides the fair values for each category of derivative financial instrument:

(in millions of Canadian dollars)		Dec. 31, 2023			Dec. 31, 2022
	Positive	Negative	Total	Positive	Negative	Total

Cross currency interest rate swaps	66	714	(648)	126	1,484	(1,358)

Interest rate swaps	1,172	1,335	(163)	1,480	1,925	(445)

Foreign exchange swaps	69	244	(175)	48	303	(255)

Total derivative instruments	1,307	2,293	(986)	1,654	3,712	(2,058)

Impact of netting agreements	(1,277)	(1,277)	–	(1,629)	(1,629)	–

Total*	$ 30	$ 1,016	$ (986)	$ 25	$ 2,083	$ (2,058)
*	Includes net derivative instruments liabilities arising from financing activities of $207 million (2022 – net liabilities of $797 million).

The following table notes the changes in derivative instruments arising from financing activities:

(in millions of Canadian dollars)	Dec. 31, 2023	Dec. 31, 2022

Balance beginning of year	(797)	83

Net cash flows	395	198

Non-cash changes

Foreign exchange translation and other	12	(1,190)

Fair value changes	309	216

Change in accrued interest	(126)	(104)

Balance end of year	$ (207)	$ (797)

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6. Loans and Allowance for Credit Losses

LOANS RECEIVABLE

The following table presents the various components of loans receivable and the contractual maturity and related contractual effective yields for gross loans receivable. The yields are computed on a weighted average basis by amount and term. Floating rate yields are expressed as spreads over base rates which consist mainly of risk-free rates (RFR) for U.S. dollars and the Canadian Dollar Offered Rate (CDOR) for Canadian dollars.

(in millions of Canadian dollars)				Dec. 31, 2023						Dec. 31, 2022
	Floating $	Spread to maturity %	Fixed $	Yield to maturity %	Total $		Floating $	Spread to maturity %	Fixed $	Yield to maturity %	Total $

Performing:

Past due	41	2.67	11	3.79	52	(1)	92	1.87	77	4.71	169	(1)

2023	–	–	–	–	–		5,701	2.61	1,715	4.24	7,416

2024	5,269	2.99	1,459	5.42	6,728		5,438	2.85	1,324	4.10	6,762

2025	6,227	2.64	1,724	5.06	7,951		5,222	2.44	1,513	3.83	6,735

2026	8,383	2.74	883	5.62	9,266		5,690	2.66	799	3.92	6,489

2027	7,260	2.49	1,356	4.98	8,616		6,814	2.17	1,052	3.62	7,866

2028	7,080	2.41	1,241	4.44	8,321		2,697	2.65	1,174	3.65	3,871

2029 – 2033	9,092	2.61	4,415	4.39	13,507		6,736	2.30	3,796	3.12	10,532

2034 and beyond	1,105	1.80	1,976	3.53	3,081		978	1.51	1,698	3.51	2,676

Performing gross loans receivable	44,457	2.53	13,065	4.27	57,522		39,368	2.35	13,148	3.51	52,516

Impaired	747	4.24	692	6.30	1,439	(2)	770	4.01	907	2.77	1,677	(2)

Gross loans receivable	$ 45,204		$ 13,757		$ 58,961		$ 40,138		$ 14,055		$ 54,193

Accrued interest and fees receivable					449						312

Deferred loan revenue and other					(369)						(323)

Loans receivable					$ 59,041						$ 54,182

(1)	$49 million of receivables (2022 – $99 million) were less than one month past due.

(2)	Includes two originated credit-impaired loans of $209 million (2022 – three originated credit-impaired loans of $424 million).

At the end of 2023, the floating rate performing gross loans receivable yield was 7.48% (2022 – 6.18%) with an average term to reset of 67 days (2022 – 96 days).

Sovereign loans represented 1.3% of total performing gross loans receivable (2022 – 1.8%).

At the end of 2023, $29.5 billion (2022 – $10.8 billion) of loans receivable represented loans that used a risk-free rate. For any loans that were transitioned from the LIBOR or CDOR benchmark to a new interest rate benchmark, we exercised the practical expedient that allows the change in contractual cash flows to be accounted for as an update to the effective interest rate as the modifications were made on an economically equivalent basis and were a direct consequence of interest rate benchmark reform.

150	EDC 2023 Integrated Annual Report

We had country risk concentrations as outlined below:

(in millions of Canadian dollars)	Dec. 31, 2023			Dec. 31, 2022

Country	Performing gross loans receivable	%	Country	Performing gross loans receivable	%

United States	10,632	18	United States	8,217	16

Chile	7,706	13	United Kingdom	6,628	13

United Kingdom	7,070	12	Canada	6,540	12

Canada	6,086	11	Chile	6,094	12

Australia	5,080	9	Australia	4,319	8

Germany	2,489	4	Germany	2,594	5

Mexico	1,959	3	India	1,865	4

India	1,941	3	Spain	1,789	3

Spain	1,487	3	Mexico	1,774	3

Brazil	1,135	2	China	1,295	2

Other	11,937	22	Other	11,401	22

Total	$ 57,522	100	Total	$ 52,516	100

Our most significant single counterparty performing gross loans receivable at the end of 2023 were as follows:

•	Four resources industry obligors totalling $4,851 million (2022 – four obligors totalling $4,179 million), three located in Chile and one located in Mongolia;

•	One information industry obligor located in the United States totalling $1,325 million (2022 – two obligors totalling $2,156 million);

•	One transportation and storage industry obligor located in the United Kingdom totalling $1,267 million (2022 – three obligors totalling $2,998 million);

•	One utilities obligor located in the United Kingdom totalling $1,060 million (2022 – none);

•	One manufacturing obligor located in Chile totalling $1,038 million (2022 – none);

•	One finance and insurance industry obligor located in Chile for $993 million (2022 – one obligor totalling $879 million); and

•	One wholesale and retail trade obligor located in Germany totalling $768 million (2022 – none).

The following reflects the movement in gross loans receivable during the year:

(in millions of Canadian dollars)	2023	2022

Balance beginning of year	54,193	48,437

Disbursements	21,059	20,227

Principal repayments	(15,614)	(15,409)

Capitalized interest	76	21

Loans written off	(65)	(183)

Principal recoveries from loan asset sales	(340)	(544)

Derecognition due to modification	–	(239)

New origination due to modification	–	188

Transferred to held for sale	–	(130)

Foreign exchange translation	(348)	1,825

Balance end of year	$ 58,961	$ 54,193

In 2023, we sold $349 million (2022 – $553 million) in performing loans to various counterparties for which we recovered $340 million (2022 – $540 million) and the remaining $9 million (2022 – $13 million) was written off. We did not have any impaired loan sales in 2023 (2022 – $12 million with $4 million in recoveries).

During the year, we did not derecognize any impaired loans (2022 – $239 million with a specific allowance of $68 million).

151	EDC 2023 Integrated Annual Report

INDIVIDUALLY IMPAIRED LOANS RECEIVABLE

The following table shows the carrying amount of loans specifically identified as impaired:

(in millions of Canadian dollars)	Dec. 31, 2023	Dec. 31, 2022

Gross loans receivable

Commercial	1,430	1,668

Sovereign	9	9

	1,439	1,677

Less: Deferred loan revenue and other	33	29

Individual allowance	813	701

Carrying amount of individually impaired loans	$ 593	$ 947

The following reflects the movement in individually impaired gross loans receivable during the year:

(in millions of Canadian dollars)	2023	2022

Balance beginning of year	1,677	2,035

Loans classified as impaired	161	253

Disbursements on loans	41	100

Capitalized interest	18	16

Loans reinstated to performing*	(192)	(18)

Principal repayments	(191)	(460)

Loans written off	(56)	(170)

Transfer to assets held for sale	–	(130)

Principal recoveries from loan sales	–	(4)

New origination due to modification	–	188

Derecognition due to modification	–	(239)

Foreign exchange translation	(19)	106

Balance end of year	$ 1,439	$ 1,677

*	Includes loans that were made performing following the restructuring of credit agreements.

In 2023, we had $161 million of loans made impaired (2022 – $253 million) from 18 commercial borrowers (2022 – six commercial borrowers).

During the year, impaired loans to 34 commercial borrowers totalling $56 million of principal (2022 – 44 commercial borrowers totalling $170 million) were written off. These loans were written off after all collection methods had been exhausted and no further prospect of recovery was likely.

In 2023, we had $192 million of loans return to performing status which related to four obligors (2022 – $18 million of loans related to two obligors).

Interest income recognized on impaired loans was $51 million in 2023 (2022 – $50 million).

152	EDC 2023 Integrated Annual Report

EXPOSURE BY CREDIT GRADE

The breakdown of our gross loans receivable, loan commitments and loan guarantees by credit grade was as follows:

(in millions of Canadian dollars)				Dec. 31, 2023		Dec. 31, 2022
	Non-credit-impaired		Credit- impaired

	Stage 1	Stage 2	Stage 3	$	% of total	$	% of total

Gross loans receivable

Investment grade*	22,205	7,406	–	29,611	50%	26,164	48%

Non-investment grade	15,209	12,579	–	27,788	47%	26,352	49%

Individually impaired	–	–	1,230	1,230	2%	1,253	2%

Originated credit-impaired	–	123	209	332	1%	424	1%

Total gross loans receivable	$ 37,414	$ 20,108	$ 1,439	$ 58,961	100%	$ 54,193	100%

Loan commitments

Investment grade*	2,970	1,392	–	4,362	38%	5,582	49%

Non-investment grade	5,095	2,180	–	7,275	62%	5,763	51%

Individually impaired	–	–	7	7	–	–	–

Total loan commitments	$ 8,065	$ 3,572	$ 7	$ 11,644	100%	$ 11,345	100%

Loan guarantees

Investment grade*	206	16	–	222	4%	312	7%

Non-investment grade	3,365	1,829	–	5,194	92%	3,992	90%

Individually impaired	–	–	222	222	4%	114	3%

Total loan guarantees	$ 3,571	$ 1,845	$ 222	$ 5,638	100%	$ 4,418	100%

*	Investment grade exposure represents obligors with credit ratings of BBB- and above as determined based on our internal credit risk-rating methodology.

We employ a range of policies to mitigate credit risk on our commercial loans which includes obtaining certain forms of security interest. The principal types of security interest are mortgages on equipment (mainly aircraft and rolling stock) and real estate, assignments or pledges on various business assets such as trade receivables, inventory, property, plant and equipment, equity shares and bank accounts. Other principal forms of credit enhancement include guarantees from counterparties with higher credit ratings that may be related to the borrower, such as a parent company.

As at the end of 2023, 10% of our loans receivable exposure was collateralized mainly by aircraft and rolling stock (2022 – 15%). For our aerospace portfolio, we obtain third party assessments of each aircraft’s value, when available. The estimated value of our aircraft collateral at the end of 2023 was $6,101 million (2022 – $8,693 million) of which $260 million (2022 – $436 million) was for our impaired portfolio. For the remainder of our secured portfolio, we rely on the latest available financial statements of the obligor and/or guarantor to estimate the collateral.

Our concentrations of risk are managed by obligor, country and industry. The maximum gross loans receivable exposure to any one obligor at the end of 2023 was $1,855 million (2022 – $1,353 million). After consideration of unfunded loan participations and loan default insurance, the maximum net exposure to any one obligor was $1,722 million (2022 – $1,353 million).

153	EDC 2023 Integrated Annual Report

ALLOWANCE FOR CREDIT LOSSES

The following table shows the gross and net carrying amount of our loans receivable, loan commitments and loan guarantees:

(in millions of Canadian dollars)		Dec. 31, 2023			Dec. 31, 2022
	Gross carrying amount	Allowance for losses	Net carrying amount	Gross carrying amount	Allowance for losses	Net carrying amount

Loans receivable	58,961	1,720	57,241	54,193	1,630	52,563

Loan commitments	11,644	100	11,544	11,345	10	11,335

Loan guarantees	5,638	290	5,348	4,418	200	4,218

Total	$ 76,243	$ 2,110	$ 74,133	$ 69,956	$ 1,840	$ 68,116

The following tables reconcile the opening and closing allowance for credit losses for the year ended December 31, 2023. Reconciling items include the allowance impact due to the following:

•	The impact of transfers between stages before any corresponding remeasurement of allowance;

•

Remeasurement of allowance as a result of transfers between stages and the impact of any credit risk rating changes, implementation of new models, and changes in model inputs, collateral values and assumptions that did not result in a transfer between stages;

•

New originations during the period, which include newly disbursed loans, signed loan commitments, and signed loan guarantees and also include loan assets that were originated due to recognition following a modification. New loan originations in Stage 3 include new loans which result from cash outflows on impaired guarantees or loan commitments. We do not consider these assets to be originated credit impaired assets;

•	Net disbursements or repayments and maturities, which include loan disbursements and repayments on existing loans receivable, loan commitments and loan guarantees;

•	Write-off of assets deemed uncollectible;

•	Loan assets that were derecognized due to a modification; and

•	Effect of changes in foreign exchange rates.

As of December 31, 2023, if our performing portfolio was measured using Stage 1 ECL, total ECL would be $632 million (2022 – $801 million). If our performing portfolio was measured using Stage 2 ECL, total ECL would be $1,469 million (2022 – $1,326 million).

We forecast three macroeconomic scenarios when calculating the ECL at the reporting date. As of December 31, 2023, the impact of weighting the multiple macroeconomic variable scenarios increased total ECL on our performing portfolio by $64 million, relative to the base case scenario (2022 – $144 million).

154	EDC 2023 Integrated Annual Report

Changes to the allowance for losses on loans receivable, loan commitments and loan guarantees for the year ended December 31, 2023 were as follows:

(in millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	2023 Total

Allowance for losses on loans receivable

Balance beginning of year	246	683	701	1,630

Provision for (reversal of) credit losses

Transfer to stage 1	115	(115)	–	–

Transfer to stage 2	(146)	148	(2)	–

Transfer to stage 3	–	(65)	65	–

Remeasurements	(145)	199	114	168

New originations	116	62	34	212

Net repayments and maturities	(45)	(144)	(53)	(242)

Total provision for (reversal of) credit losses	(105)	85	158	138

Write-offs	–	–	(35)	(35)

Foreign exchange translation	–	(2)	(11)	(13)

Balance end of year	141	766	813	1,720

Stage 3 allowance consists of:

Impairment loss on originated credit-impaired loan			45

Individual allowance			768

Total stage 3 allowance			813

Allowance for losses on loan commitments

Balance beginning of year	10	–	–	10

Provision for (reversal of) credit losses

Transfer to stage 1	11	(11)	–	–

Transfer to stage 2	(18)	18	–	–

Remeasurements	(20)	80	4	64

New originations	30	1	1	32

Net repayments and maturities	(1)	(1)	(2)	(4)

Total provision for credit losses	2	87	3	92

Foreign exchange translation	(1)	(1)	–	(2)

Balance end of year	11	86	3	100

Allowance for losses on loan guarantees

Balance beginning of year	82	39	79	200

Provision for (reversal of) credit losses

Transfer to stage 1	118	(118)	–	–

Transfer to stage 2	(113)	118	(5)	–

Transfer to stage 3	(7)	(22)	29	–

Remeasurements	(137)	127	77	67

New originations	128	–	1	129

Net repayments and maturities	(16)	(47)	(42)	(105)

Total provision for (reversal of) credit losses	(27)	58	60	91

Foreign exchange translation	(1)	–	–	(1)

Balance end of year	54	97	139	290

Total allowance for losses on loans receivable, loan commitments and loan guarantees	$ 206	$ 949	$ 955	$ 2,110

155	EDC 2023 Integrated Annual Report

Changes to the allowance for losses on loans receivable, loan commitments and loan guarantees for the year ended December 31, 2022 were as follows:

(in millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	2022 Total

Allowance for losses on loans receivable

Balance beginning of year	54	821	885	1,760

Provision for (reversal of) credit losses

Transfer to stage 1	317	(317)	–	–

Transfer to stage 2	(51)	60	(9)	–

Transfer to stage 3	–	(25)	25	–

Remeasurements	(131)	218	138	225

New originations	86	78	35	199

Net repayments and maturities	(36)	(173)	(204)	(413)

Total provision for (reversal of) credit losses	185	(159)	(15)	11

Write-offs	–	(1)	(143)	(144)

Modification resulting in derecognition	–	–	(68)	(68)

Foreign exchange translation	7	22	42	71

Balance end of year	246	683	701	1,630

Stage 3 allowance consists of:
Impairment loss on originated credit-impaired loan			16

Individual allowance			685

Total stage 3 allowance			701

Allowance for losses on loan commitments

Balance beginning of year	2	12	6	20

Provision for (reversal of) credit losses

Transfer to stage 1	8	(8)	–	–

Transfer to stage 2	(4)	4	–	–

Remeasurements	(6)	(6)	6	(6)

New originations	11	3	–	14

Net repayments and maturities	(1)	(5)	(12)	(18)

Total provision for (reversal of) credit losses	8	(12)	(6)	(10)

Balance end of year	10	–	–	10

Allowance for losses on loan guarantees

Balance beginning of year	30	19	81	130

Provision for (reversal of) credit losses

Transfer to stage 1	61	(61)	–	–

Transfer to stage 2	(50)	53	(3)	–

Transfer to stage 3	(1)	(2)	3	–

Remeasurements	(55)	30	43	18

New originations	115	–	–	115

Net repayments and maturities	(19)	(1)	(45)	(65)

Total provision for (reversal of) credit losses	51	19	(2)	68

Foreign exchange translation	1	1	–	2

Balance end of year	82	39	79	200

Total allowance for losses on loans receivable, loan commitments and loan guarantees	$ 338	$ 722	$ 780	$ 1,840

156	EDC 2023 Integrated Annual Report

MACROECONOMIC VARIABLES

The following table presents our average forecasted macroeconomic variables over the next year and the remaining forecast period, for the base forecast and upside and downside scenarios. The key macroeconomic variables listed in the chart below have an impact on the forward-looking PD curves for our portfolio.

							Dec. 31, 2023

	Base Forecast			Upside Scenario			Downside Scenario
	Average value over the next 12 months	Average value over the remaining forecast period	*	Average value over the next 12 months	Average value over the remaining forecast period	*	Average value over the next 12 months	Average value over the remaining forecast period*

World GDP, YoY%	2.8	3.1		3.0	3.5		1.9	3.0

Industrialized Country GDP, YoY%	1.1	1.7		1.3	2.1		0.4	1.7

Developing Country GDP, YoY%	4.1	4.0		4.3	4.4		3.1	3.9

Canada GDP, YoY%	0.8	2.3		1.1	2.8		(0.0)	2.1

US GDP, YoY%	1.2	1.8		1.4	2.2		0.5	1.6

China GDP, YoY%	4.6	3.9		4.8	4.3		3.4	3.5

US Domestic Demand, YoY%	0.9	2.0		1.2	2.5		0.3	1.8

Exchange Rate (Period Average), USD per CAD	0.74	0.81		0.74	0.81		0.72	0.77

West Texas Intermediate, USD per barrel	76.0	69.1		76.1	73.9		70.9	57.6

Natural Gas Price (Henry Hub), USD per Mil.BTU	3.2	3.6		3.2	3.7		2.8	3.1

							Dec. 31, 2022

	Base Forecast			Upside Scenario			Downside Scenario
	Average value over the next 12 months	Average value over the remaining forecast period	*	Average value over the next 12 months	Average value over the remaining forecast period	*	Average value over the next 12 months	Average value over the remaining forecast period*

World GDP, YoY%	2.3	3.7		2.5	4.2		(0.2)	4.2

Industrialized Country GDP, YoY%	0.4	2.2		0.6	2.6		(1.6)	2.4

Developing Country GDP, YoY%	3.8	4.8		4.0	5.3		0.8	5.4

Canada GDP, YoY%	0.2	2.2		0.5	2.8		(2.5)	2.5

US GDP, YoY%	0.4	2.5		0.7	3.1		(1.9)	2.7

China GDP, YoY%	5.3	5.3		5.5	5.7		1.2	6.1

US Domestic Demand, YoY%	0.4	2.6		0.7	3.2		(1.8)	2.7

Exchange Rate (Period Average), USD per CAD	0.73	0.80		0.73	0.81		0.69	0.80

West Texas Intermediate, USD per barrel	81.9	72.1		82.4	78.8		52.9	60.6

Natural Gas Price (Henry Hub), USD per Mil.BTU	5.3	4.0		5.3	4.3		3.7	3.5

* The remaining forecast period is generally four years.

7. Investments

(in millions of Canadian dollars)		Dec. 31, 2023		Dec. 31, 2022
	Cost	Fair value	Cost	Fair value

Direct investments

Equity interests	1,132	1,216	895	887

Loans and debt securities	196	147	210	202

	1,328	1,363	1,105	1,089

Fund investments	1,127	1,726	1,101	1,682

Total	$2,455	$ 3,089	$2,206	$ 2,771

157	EDC 2023 Integrated Annual Report

8. Insurance Contracts

The following tables provide a breakdown of our insurance contract liabilities and reinsurance contract assets by portfolio:

Insurance Contract Liabilities

(in millions of Canadian dollars)				Dec. 31, 2023				Dec. 31, 2022
	Liabilities for remaining coverage				Liabilities for remaining coverage
	Excluding loss component	Loss component	Liabilities for incurred claims	Insurance contract liabilities	Excluding loss component	Loss component	Liabilities for incurred claims	Insurance contract liabilities

Credit insurance*	(19)	21	140	142	(20)	18	106	104

International trade guarantees	103	20	1	124	84	27	65	176

Political risk insurance	22	30	–	52	28	42	–	70

Total	$ 106	$ 71	$ 141	$ 318	$ 92	$ 87	$ 171	$ 350

* Includes insurance contract liabilities related to financial institutions insurance of $2 million (2022 – $3 million).

Reinsurance Contract Assets

(in millions of Canadian dollars)				Dec. 31, 2023				Dec. 31, 2022

	Assets for remaining coverage				Assets for remaining coverage

	Excluding loss- recovery component	Loss- recovery component	Assets for incurred claims	Reinsurance contract assets	Excluding loss- recovery component	Loss- recovery component	Assets for incurred claims	Reinsurance contract assets

International trade guarantees	7	–	–	7	6	–	–	6

Political risk insurance	25	10	–	35	32	11	–	43

Treaty reinsurance	(2)	–	25	23	(2)	–	13	11

Total	$ 30	$ 10	$ 25	$ 65	$ 36	$ 11	$ 13	$ 60

158	EDC 2023 Integrated Annual Report

Changes to the insurance contract liabilities as at and for the year ended December 31 were as follows:

(in millions of Canadian dollars)						2023

			Liabilities for incurred claims
	Liabilities for remaining coverage			Contracts under PAA

	Excluding loss component	Loss component	Contracts not under PAA	Estimates of present value of future cash flows	Risk adjustment	Total

Balance beginning of year	92	87	–	156	15	350

Insurance revenue	(331)	–	–	–	–	(331)

Insurance service expenses:

Incurred claims and other expenses	–	–	2	181	7	190

(Reversal of) losses on onerous contracts	–	(21)	–	–	–	(21)

Amortization of acquisition cash flows*	18	–	–	–	–	18

Changes to the liabilities for incurred claims	–	–	15	16	(8)	23

Insurance service result	(313)	(21)	17	197	(1)	(121)

Net finance expenses	1	6	–	2	–	9

Foreign exchange translation	–	(1)	–	(3)	(1)	(5)

Total changes in net income	(312)	(16)	17	196	(2)	(117)

Premiums received	343	–	–	–	–	343

Claims and other insurance service expenses (paid) recovered	–	–	(17)	(224)	–	(241)

Acquisition cash flows	(17)	–	–	–	–	(17)

Total cash flows	326	–	(17)	(224)	–	85

Balance end of year	$ 106	$ 71	$ –	$ 128	$ 13	$ 318
* Insurance acquisition cash flows related to credit insurance were $32 million for the year ended December 31, 2023 (2022 – $36 million) and expensed as incurred.

(in millions of Canadian dollars)						2022

			Liabilities for incurred claims
	Liabilities for remaining coverage			Contracts under PAA
	Excluding loss component	Loss component	Contracts not under PAA	Estimates of present value of future cash flows	Risk adjustment	Total

Balance beginning of year	72	80	(5)	219	19	385

Insurance revenue	(290)	–	–	–	–	(290)

Insurance service expenses:

Incurred claims and other expenses	–	–	1	167	4	172

Losses on onerous contracts	–	6	–	–	–	6

Amortization of acquisition cash flows	18	–	–	–	–	18

Changes to the liabilities for incurred claims	–	–	(8)	(115)	(9)	(132)

Insurance service result	(272)	6	(7)	52	(5)	(226)

Net finance expenses	2	(2)	1	2	–	3

Foreign exchange translation	(5)	3	–	10	1	9

Total changes in net income	(275)	7	(6)	64	(4)	(214)

Premiums received	312	–	–	–	–	312

Claims and other insurance service expenses (paid) recovered	–	–	11	(127)	–	(116)

Acquisition cash flows	(17)	–	–	–	–	(17)

Total cash flows	295	–	11	(127)	–	179

Balance end of year	$ 92	$ 87	$ –	$ 156	$ 15	$ 350

159	EDC 2023 Integrated Annual Report

Changes to each measurement component of insurance contract liabilities not measured under the premium allocation approach as at and for the year ended December 31 were as follows:

(in millions of Canadian dollars)				2023				2022

	Estimates of present value of future cash flows	Risk adjustment	Contractual service margin	Total	Estimates of present value of future cash flows	Risk adjustment	Contractual service margin	Total

Balance beginning of year	45	9	23	77	45	12	24	81

Changes that relate to current services:

Contractual service margin recognized	–	–	(7)	(7)	–	–	(6)	(6)

Release of expired risk adjustment	–	(2)	–	(2)	–	(2)	–	(2)

Experience adjustments	(14)	–	–	(14)	(16)	–	–	(16)

Changes that relate to future services:

Changes in estimates on onerous contracts	(4)	(1)	–	(5)	–	–	–	–

Changes in estimates that adjust the contractual service margin	(2)	–	2	–	(2)	(1)	3	–

Changes that relate to past services:

Changes to the liabilities for incurred claims	15	1	–	16	(8)	–	–	(8)

Insurance service result	(5)	(2)	(5)	(12)	(26)	(3)	(3)	(32)

Net finance expenses	3	1	1	5	–	–	1	1

Foreign exchange translation	(1)	–	–	(1)	2	–	1	3

Total changes in net income	(3)	(1)	(4)	(8)	(24)	(3)	(1)	(28)

Premiums received	7	–	–	7	13	–	–	13

Claims and other insurance service expenses (paid) recovered	(17)	–	–	(17)	11	–	–	11

Total cash flows	(10)	–	–	(10)	24	–	–	24

Balance end of year	$ 32	$ 8	$ 19	$ 59	$ 45	$ 9	$ 23	$ 77

The expected recognition of the contractual service margin in income for future years for contracts not measured under the PAA is as follows:

(in millions of Canadian dollars)				Dec. 31, 2023					Dec. 31, 2022
	Under 1 year	1 to 3 years	Over 3 to 5 years	Over 5 years	Total	Under 1 year	1 to 3 years	Over 3 to 5 years	Over 5 years	Total

Insurance contracts

International trade guarantees	7	7	–	–	14	6	9	2	–	17

Political risk insurance	1	2	1	1	5	1	2	1	2	6

Total	$ 8	$ 9	$ 1	$ 1	$ 19	$ 7	$ 11	$ 3	$ 2	$ 23

160	EDC 2023 Integrated Annual Report

9. Right-of-Use Assets and Lease Liabilities

RIGHT-OF-USE ASSETS

We have leases for our head office building, other office space and computer hardware. We have included extension options in the measurement of our lease liabilities when it is reasonably certain we will exercise the extension option. During the year, changes to our right-of-use assets were as follows:

(in millions of Canadian dollars)				2023				2022
	Head office building	Office space	Computer hardware	Total	Head office building	Office space	Computer hardware	Total

Balance beginning of year	98	19	1	118	105	21	1	127

Additions	–	–	–	–	–	1	–	1

Depreciation	(7)	(3)	–	(10)	(7)	(3)	–	(10)

Balance end of year	$ 91	$ 16	$ 1	$ 108	$ 98	$ 19	$ 1	$ 118

LEASE LIABILITIES

The following table presents the maturity analysis of the contractual undiscounted cash flows for lease liabilities as at December 31, 2023:

(in millions of Canadian dollars)	2023	2022

Under 1 year	14	14

1 to 5 years	54	68

Over 5 years	119	119

Total undiscounted lease liabilities	187	201

Total lease liabilities end of year	$ 143	$ 152

Future contractual commitments related to non-lease components, low value and short-term leases at the end of 2023 were $196 million (2022 – $207 million).

10. Retirement Benefit Plans

PENSION PLANS

The Registered Pension Plan (RPP) was established on April 24, 2000 as a defined benefit plan (DB) and, effective January 1, 2012, a defined contribution (DC) component was added. The RPP is registered under the Pension Benefits Standards Act (PBSA) with the Office of the Superintendent of Financial Institutions Canada (OSFI). As a registered pension plan as defined under the Income Tax Act (ITA), the RPP is not subject to income taxes for the contributions or investment income.

For employees who joined the plan prior to January 1, 2012, the DB component of the RPP provides a benefit based on years of pensionable service and the best consecutive five-year average pensionable earnings. Employee and employer contributions are pooled into a fund and the employer directs the investments. Upon retirement, the benefits are fully indexed to inflation and paid from the fund.

For employees who joined the plan on or after January 1, 2012, the DC component of the RPP provides a benefit that is the accumulation of employee and employer contributions and investment income in the employee’s account. Employees choose to contribute a fixed percentage from 4% up to a maximum of 6% of their pensionable earnings, which is matched by the employer based on the employee’s age and years of eligible service. The contributions are invested as directed by each employee from a selection of available investment options.

When the RPP was established, the Supplementary Retirement Plan (SRP) was also created, the purpose of which is to supplement benefits for members whose benefits and/or contributions under the RPP are affected by ITA maximums. The SRP increases their benefits to the level which would be payable under the RPP if these maximums did not apply. Effective January 1, 2012, a DC component was added to the SRP. The RPP and SRP defined benefit plans’ durations are 17 years each. The RPP and SRP are collectively referred to as “the Plans”.

161	EDC 2023 Integrated Annual Report

OTHER BENEFIT PLANS

We maintain a closed retiring allowance program (service accumulation ceased July 1, 2013) and provide certain life insurance, health and dental care benefits to retired employees who qualify. These plans are unfunded and EDC contributes the cost of benefits as they are incurred. Costs are accrued based on actuarial calculations. These plans’ durations are 19 years.

PLAN AMENDMENTS DURING THE YEAR

In 2023, there were amendments to the DC component of the SRP. For members who are eligible for annual installments, the initial payment date was amended from the first of the month after 60 days following termination, retirement, or death (“termination”) to the first of the month after 12 months following termination. The amendment also allows these members to elect to receive their payment the first of any month after 60 days following termination up to the initial payment date. An interest accrual component following termination was also introduced. Instead of the notional account balance being frozen at termination, the notional balance is transferred to a notional daily interest account until the payment date (i.e., the first of the applicable month). A requirement was added for members to make any optional forms of payment election prior to termination. Members were given greater flexibility allowing them to choose notional investment options that differ from their investment options chosen under the DC RPP.

There were no amendments made to the DB component of the Plans.

GOVERNANCE STRUCTURE

EDC’s pension plan governance structure is comprised of the Board of Directors, Human Resources Committee of the Board (HRC), the Management Pension Committee (MPC) at the executive level, the Pension Investment Advisory Committee (PIAC) and the DC Pension Advisory Council (DC Council) at the operational level.

The HRC has oversight responsibilities with respect to pension plan design, amendments, funding, asset mix and investment structure. In addition, the HRC reviews investment policies, goals and performance and seeks and receives assurances from management on pension matters that have been delegated.

The MPC has authority for all decisions about the pension plans that have not been retained by the Board or the HRC. The MPC focuses on key strategic decisions and provides recommendations to the HRC for plan design changes. The MPC approves changes to plan providers, oversees and supports pension activities undertaken by the PIAC and DC Council. The PIAC monitors funds’ investment performance, meets with the investment managers on a periodic basis and provides recommendations to the MPC. The DC Council provides input on the DC component of the plan and needs of members.

RISK MITIGATION

The RPP’s and the SRP’s investments are subject to a variety of financial instrument risks that could adversely affect the cash flows, financial position and income of the Plans. The Plans’ financial risk is concentrated in their investment holdings and includes credit risk, liquidity risk and market risk. The exposure to these risks is not considered to be unusual. For the DB component of the Plans, Statements of Investment Policies and Procedures (SIPP) prescribe an asset mix policy, require portfolio investment diversification and limit exposure to major asset classes to reduce the level of risk. For the DC component, the SIPP describes the investment structure of the offering and the default offering to members. The SIPPs are reviewed at least annually and changes are made if required.

FUNDING RISK

For the DB component of the pension plans, funding risk is the risk that the investment asset growth and contribution rates of the pension plans will not be sufficient to cover the pension obligations, resulting in unfunded liabilities. In accordance with regulatory requirements, if any unfunded liabilities exist, special contributions are required over specified future periods in order to reduce any deficit determined by the actuarial valuation process. The most significant contributors to funding risk are fluctuations in discount rates and returns on assets.

Due to the nature of the plan, there is no funding risk associated with the DC component of the RPP.

Benefits for the other benefit plans are unfunded. Funding risk is the risk that cashflows will be insufficient to cover benefits. To mitigate this risk, we monitor expected benefit payments projected by the actuary.

162	EDC 2023 Integrated Annual Report

OTHER RISKS

DB obligations are subject to measurement uncertainty due to the use of actuarial assumptions such as discount rates, mortality rates, rate of compensation increases as well as withdrawal and retirement rates. The impact of these factors on the DB component of the pension plans and other post-employment benefits can be significant and volatile at times.

The following table presents a reconciliation of the net asset and obligation of the DB component of the pension plans and other post-employment benefit plans, including the present value of the DB retirement benefit obligations and the fair value of plan assets:

(in millions of Canadian dollars)				2023				2022
	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total

Defined benefit obligations:

Obligation beginning of year	1,057	110	162	1,329	1,322	125	226	1,673

Current service costs	15	1	5	21	27	2	9	38

Interest cost on benefit obligation	56	6	8	70	46	4	7	57

Employee contributions	10	1	–	11	11	1	–	12

Actuarial (gain) loss from:

changes in plan experience	17	8	(8)	17	43	16	(11)	48

changes in financial assumptions	116	13	15	144	(364)	(35)	(73)	(472)

changes in demographic assumptions	–	–	(3)	(3)	–	–	7	7

Benefits paid	(32)	(4)	(6)	(42)	(28)	(3)	(3)	(34)

Obligation end of year(1)	1,239	135	173	1,547	1,057	110	162	1,329

Fair value of plan assets:

Fair value beginning of year	1,475	145	–	1,620	1,653	140	–	1,793

Interest income on plan assets	77	8	–	85	55	5	–	60

Return (loss) on plan assets, excluding interest income on plan assets	137	6	–	143	(237)	(13)	–	(250)

Employer contributions	10	12	6	28	22	15	3	40

Employee contributions	10	1	–	11	11	1	–	12

DC employer contribution withdrawn from DB surplus(2)	(9)	–	–	(9)	–	–	–	–

Benefits paid	(32)	(4)	(6)	(42)	(28)	(3)	(3)	(34)

Administrative costs	(1)	–	–	(1)	(1)	–	–	(1)

Fair value end of year(1)	1,667	168	–	1,835	1,475	145	–	1,620

Funded status – plan surplus (deficit)(3)	$ 428	$ 33	$ (173)	$ 288	$ 418	$ 35	$ (162)	$ 291

(1)	The asset ceiling test had no impact on the asset or obligation position of the Plans.

(2)	Represents the portion of the RPP DB surplus used to fund the RPP DC employer contributions. Please see the funding and solvency valuation section for background and details.

(3)

On the Consolidated Statement of Financial Position, the RPP and SRP is classified as retirement benefit assets totalling $461 million (2022 – $453 million), and the other benefit plans are classified as retirement benefit liabilities totalling $173 million (2022 – $162 million).

163	EDC 2023 Integrated Annual Report

ASSET MIX

The objective when managing capital of the Plans is to safeguard the ability to continue as a going concern in order to maintain adequate assets to fund future benefit payments. For the DB component of the pension plans, investments are made in a diversified portfolio of investments, based on criteria established in the SIPPs which assist in the management of capital and mitigation of risk. Periodically, an Asset-Liability Management (ALM) study is performed to ensure that investment policies are appropriate in terms of risk and return profiles, and to ensure proper positioning to meet long-term funding obligations. The results of the ALM study are reviewed by the PIAC and recommendations, if any, are made to the MPC and the HRC. EDC conducted an ALM study in 2021 and implemented its recommendations in 2022. At December 31, 2023, the asset mix is within the acceptable range permitted by the SIPP.

The following table outlines the target allocation and asset mix of the Plans’ defined benefit component:

		Registered Pension Plan		Supplementary Retirement Plan*
	2023 Target %	2023%	2022%	2023%	2022%

Cash	–	–	–	49	52

Fixed income	30	31	30	–	–

Equities	65	65	65	51	48

Alternatives	5	4	5	–	–

Total	100	100	100	100	100

*	The target is 100% in equity securities, net of cash held in a refundable tax account as prescribed by Canada Revenue Agency (CRA).

FAIR VALUE MEASUREMENTS

All financial instruments of the Plans recognized at fair value in the Consolidated Statement of Financial Position must be classified into fair value hierarchy levels as shown in the table below, based on the extent to which the inputs used to measure the fair value are observable or unobservable as defined in Note 3.

(in millions of Canadian dollars)			Dec. 31, 2023				Dec. 31, 2022
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Fixed income	–	516	–	516	–	435	–	435

Equities	–	1,159	–	1,159	–	1,026	–	1,026

Alternatives	–	–	75	75	–	–	79	79

Other*	85	–	–	85	80	–	–	80

Total	$ 85	$ 1,675	$ 75	$ 1,835	$ 80	$ 1,461	$ 79	$ 1,620

*	Represents cash and cash held with CRA.

164	EDC 2023 Integrated Annual Report

The pension expenses recognized in the Consolidated Statement of Comprehensive Income, as split in their DB and DC components, were as follows:

(in millions of Canadian dollars)				2023				2022
	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total

Defined benefit

Current service costs	15	1	5	21	27	2	9	38

Administrative costs	1	–	–	1	1	–	–	1

Service costs	16	1	5	22	28	2	9	39

Interest cost on benefit obligation	56	6	8	70	46	4	7	57

Interest income on plan assets	(77)	(8)	–	(85)	(55)	(5)	–	(60)

Net interest on the defined benefit liability (asset)	(21)	(2)	8	(15)	(9)	(1)	7	(3)

Total defined benefit expense	(5)	(1)	13	7	19	1	16	36

Defined contribution expense	16	1	–	17	14	–	–	14

Total	$ 11	$ –	$ 13	$ 24	$ 33	$ 1	$ 16	$ 50

KEY ASSUMPTIONS

The following table outlines the key assumptions used in measuring the obligations of the defined benefit components of the Plans:

Assumptions		Dec. 31, 2023			Dec. 31, 2022
(Weighted average)	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans

Defined benefit obligation:

Discount rate	4.6%	4.6%	4.6%	5.3%	5.3%	5.1%

Inflation(1)	2.5% in 2024,	2.5% in 2024,	n/a	3.7% in 2023,	3.7% in 2023,	n/a

	2.1% in 2025,	2.1% in 2025,		2.2% in 2024,	2.2% in 2024,

	2.0% thereafter	2.0% thereafter		2.0% thereafter	2.0% thereafter

Rate of compensation increase(2)	3.5%	3.5%	4.7%	3.5%	3.5%	4.2%

Benefit plan expense:

Discount rate on projected defined benefit obligation	5.3%	5.3%	5.1%	3.4%	3.4%	3.1%

Inflation	3.7% in 2023,	3.7% in 2023,	n/a	2.0%	2.0%	n/a

	2.2% in 2024,	2.2% in 2024,

	2.0% thereafter	2.0% thereafter

Rate of compensation increase(2)	3.5%	3.5%	4.2%	3.5%	3.5%	4.3%

Mortality table(3)		CPM2014 Public table		(scale CPM-B)

Medical cost trend rate(4)	–	–	4.0%	–	–	4.0%

Dental care trend	–	–	4.0%	–	–	4.0%

(1)	The inflation rate is not explicitly used for the other benefit plans and is implicitly included in trend rates.

(2)	The rate of compensation increase includes a merit and promotional component which varies by age for each individual employee.

(3)	Size adjustment factor of 0.75 for both Male and Female applied to Supplementary Retirement Plan mortality table in both years.

(4)	Medical cost trend rate remains flat over the years.

165	EDC 2023 Integrated Annual Report

Due to the long-term nature of defined benefit plans, the calculation of expenses and obligations depends on various assumptions. These assumptions require significant judgement and have inherent uncertainties that management may not be able to control. The assumptions are determined annually by management, in consultation with our actuaries.

Accounting standards require that the discount rate used to determine the DB obligations be based on market rates for high-quality corporate bonds that match the currency and estimated term of the obligations. Our methodology used to set the discount rate is based on the Canadian Institute of Actuaries’ (CIA) preferred methodology. The standards also require that the interest income on plan assets be computed by applying the discount rate used to measure the plan obligation at the beginning of the year.

Assumptions regarding future mortality experience are set based on actuarial advice in accordance with published statistics in the form of post-retirement mortality tables. Actuarial adjustments to the tables are applied when recommended by the Plans’ actuaries.

REMEASUREMENTS RECOGNIZED IN OTHER COMPREHENSIVE INCOME (OCI)

As a result of applying the previously discussed assumptions on defined benefits, actuarial gains or losses arise from the difference between actual and expected experience and are immediately recognized in OCI. These amounts have been transferred out to retained earnings. As such, there is no accumulated OCI in respect of these amounts.

The table below summarizes the remeasurement recognized in OCI during the year:

(in millions of Canadian dollars)				2023				2022
	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total

Remeasurement on retirement benefit obligations

Actuarial gain (loss):

plan experience	(17)	(8)	8	(17)	(43)	(16)	11	(48)

demographic assumptions	–	–	3	3	–	–	(7)	(7)

financial assumptions	(116)	(13)	(15)	(144)	364	35	73	472

	(133)	(21)	(4)	(158)	321	19	77	417

Remeasurement on plan assets excluding interest income

Return (loss) on plan assets	137	6	–	143	(237)	(13)	–	(250)

Total	$ 4	$ (15)	$ (4)	$ (15)	$ 84	$ 6	$ 77	$ 167

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SENSITIVITY ANALYSIS

The following table outlines the potential impact of changes in certain key assumptions used in measuring the DB obligations. The sensitivity analysis contained in this table is hypothetical and should be used with caution.

(in millions of Canadian dollars)			Dec. 31, 2023
Sensitivity of Assumptions	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total

Discount rate

Impact of: 1% increase ($)	(175)	(19)	(27)	(221)

1% decrease ($)	224	24	35	283

Longevity risk sensitivity

Impact of: increase of 1 year in life expectancy	28	3	5	36

Rate of compensation increase

Impact of: 1% increase ($)	16	9	1	26

1% decrease ($)	(17)	(6)	(1)	(24)

Inflation rate assumption*

Impact of: 0.25% increase ($)	42	5	n/a	47

0.25% decrease ($)	(40)	(5)	n/a	(45)

*	Inflation rate assumption for the other benefit plans are already factored into the other sensitivities.

A one percentage point increase in assumed health care cost trends would have increased the service and interest cost by $4 million and the obligation by $38 million. Whereas a one percentage point decrease would have decreased the service and interest costs by $3 million and the obligation by $29 million.

TOTAL CONTRIBUTIONS

Total employer contributions for pension, other post-employment and other post-retirement benefits were as follows:

(in millions of Canadian dollars)				2023				2022
	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total

DB

Regular contributions	8	1	6	15	17	1	3	21

Special contributions	2	11	–	13	5	14	–	19

Total defined benefit cash payments	10	12	6	28	22	15	3	40

DC

Total defined contribution cash payments	16	1	–	17	14	–	–	14

Total cash payments	$ 26	$ 13	$ 6	$ 45	$ 36	$ 15	$ 3	$ 54

We expect to contribute $23 million to the Plans in 2024 which includes $17 million to the RPP DC component of the plan and $6 million for the other benefit plans. No contributions are expected to be paid to the DB component of each plan due to the current funding valuation results. Additional contributions to the SRP will be determined when the actuarial valuation is prepared.

FUNDING AND SOLVENCY VALUATION

Our appointed actuaries measure the DB obligations for accounting purposes as at December 31 of each year. We fund the DB component of the pension plans in accordance with actuarially determined amounts required to satisfy employee benefit obligations under current federal pension regulations. The most recent funding valuation for the RPP and the SRP was as at December 31, 2022. The next formal valuations will be conducted by the Plans’ actuaries in 2024 and will be as at December 31, 2023.

167	EDC 2023 Integrated Annual Report

The financial health of a pension plan is measured by actuarial valuations, which are prepared on both a going-concern and a solvency basis. The DB RPP ratios as at December 31, 2022 were 158.9% (2021 – 158.2%) on a going-concern basis and 110.8% (2021 – 103.5%) on a solvency basis. Since the RPP surplus exceeds 25% of the going concern funding target and the solvency ratio exceeds 105%, following the filing of the December 31, 2022 RPP valuation report in June 2023, no employer contributions are permitted until the wind-up excess has been reduced to less than 5% of the wind-up liabilities. The current RPP DB surplus is being used to fund the RPP DC employer contributions beginning in June 2023. In 2023, the RPP DB surplus contributed $9 million to the RPP DC plan as employer contributions. Prior to the December 31, 2022 RPP valuation report filing in June 2023, special monthly solvency contributions were required since the solvency ratio as at December 31, 2021 was less than 105%. During 2023, we contributed special payments of $2 million into the RPP and $11 million into the SRP. The solvency ratio for the SRP as at December 31, 2022 was 91.2% (2021 – 89.7%).

11. Other Assets

(in millions of Canadian dollars)	Dec. 31, 2023	Dec. 31, 2022*

Other receivables	97	98

Prepaid expenses	26	18

Assets held for sale	12	80

Recoverable expenses related to impaired obligors	–	15

Canada Account receivable	–	10

Total	$ 135	$ 221

*	Prior period amounts have been restated to reflect the implementation of IFRS 17 (see Note 2).

Assets in our held-for-sale portfolio represent assets returned to us as a result of enforcing security. At the beginning of 2023, the portfolio consisted of aircraft and engines valued at $61 million and rights to shares and notes valued at $19 million. During the year, we sold aircraft and engines for net proceeds of $42 million resulting in a loss of $5 million recorded in other (income) expenses. In addition, we sold our rights to the shares and notes valued at $19 million without incurring a gain or loss. At the end of 2023, the remaining assets in the portfolio consisted of aircraft valued at $12 million.

At each reporting period and upon reclassification to a new portfolio, we assess whether there is any indication of impairment of our aircraft given current market conditions such as recent aircraft sales, leasing rates and other market conditions. In 2023, the values of the aircraft were assessed for impairment and a $2 million impairment loss was recorded (2022 – nil).

Canada Account receivable primarily represents costs incurred by EDC for the CEBA program that are recoverable from the Government of Canada. Refer to Note 12 for current year payable balance due to timing of remittances and repayments.

12. Accounts Payable and Other Credits

(in millions of Canadian dollars)	Dec. 31, 2023	Dec. 31, 2022*

Employee benefit accruals	83	66

Canada Account payable	55	–

Trade payables and accruals	41	48

Loan security deposits	24	15

Deferred revenue	7	11

Other payables and other credits	8	10

Total	$ 218	$ 150

*	Prior period amounts have been restated to reflect the implementation of IFRS 17 (see Note 2).

Deferred revenue represents the unrecognized portion of donor contributions received by EDC’s subsidiary FinDev Canada to cover the administration costs of a program on behalf of a related party. Refer to Note 25 for further details about the deferred revenue.

168	EDC 2023 Integrated Annual Report

Canada Account payable primarily represents the amount of cash repayments (principal and interest) received by EDC from borrowers on Canada Account loans which were not yet remitted at year-end to the Consolidated Revenue Fund. The costs incurred related to the program are recoverable from Canada Account. Refer to Note 11 for prior year receivable balance due to timing of remittances and recoveries.

13. Debt Instruments

We issue debt instruments in global capital markets. Short-term payables consist of commercial paper and other short-term debt related instruments that we issue with maturities under one year. Long-term payables represent bonds and other long-term instruments which we issue in U.S. dollars and other currencies with maturities exceeding one year. We use derivative instruments to manage interest rate risk and foreign exchange risk, and also for asset liability management purposes. Refer to Note 5 for further details on our derivative instruments.

EDC is wholly owned by the Government of Canada and our obligations are backed by the full faith and credit of the Government of Canada which holds a AAA credit rating. Therefore, there is no significant change in the value of our debt instruments that can be attributed to changes in our own credit risk.

LOANS PAYABLE

The components of loans payable (excluding derivatives) were as follows:

(in millions of Canadian dollars)			Dec. 31, 2023			Dec. 31, 2022

	Designated at fair value through profit or loss	At amortized cost	Total	Designated at fair value through profit or loss	At amortized cost	Total

Short-term payables	12,690	–	12,690	13,753	–	13,753

Long-term payables

due within current year*	11,530	–	11,530	12,716	306	13,022

over one year	30,889	–	30,889	23,793	–	23,793

Total long-term payables	42,419	–	42,419	36,509	306	36,815

Total	$ 55,109	$ –	$ 55,109	$ 50,262	$ 306	$ 50,568

*	Includes accrued interest of nil (2022 – $2 million).

The amount to be paid at maturity on the debt designated at fair value through profit or loss was $55,072 million (2022 – $51,273 million), $37 million less than the December 2023 fair value (2022 – $1,011 million more).

In 2023, there were foreign exchange translation gains of $1 million (2022 – losses of $134 million) on our loans payable designated at amortized cost. The foreign exchange exposure of these loans payable is managed as part of our foreign currency risk management together with all other assets and liabilities. Refer to Note 20 for our consolidated foreign exchange translation (gain) loss.

The following table notes the changes in loans payable arising from financing activities:

(in millions of Canadian dollars)			2023			2022
	Short-term loans payable	Long-term loans payable	Total	Short-term loans payable	Long-term loans payable	Total

Balance beginning of year	13,753	36,815	50,568	6,265	37,260	43,525

Net cash flows	(872)	5,131	4,259	6,697	(56)	6,641

Non-cash changes

Foreign exchange translation	(266)	(517)	(783)	702	1,105	1,807

Fair value changes	(1)	752	751	3	(1,561)	(1,558)

Change in accrued interest	76	238	314	86	67	153

Balance end of year	$ 12,690	$ 42,419	$ 55,109	$ 13,753	$ 36,815	$ 50,568

169	EDC 2023 Integrated Annual Report

STRUCTURED NOTES

We hold structured notes as part of our funding program. Structured notes are hybrid securities that combine debt instruments with derivative components. Internal guidelines limit the authorized instruments that may be used in our funding. Currently authorized and held structured notes are limited to callable/extendible notes with a carrying value of $1,712 million (2022 – $1,681 million).

We have executed swap contracts to mitigate interest rate risk and foreign exchange risk on these structured borrowings. These contracts ensure that we will receive proceeds from the swap to meet the requirements of settling and servicing the debt obligation. In swapping out of the underlying bond issue, the potential interest rate risk has been converted to credit risk. Credit exposure on derivative instruments is further discussed in Note 5.

14. Debt Instrument Maturities

We purchase derivatives to fulfill our required portfolio funding profile to provide flexibility in our debt issuances. For example, a fixed rate debt issue can be combined with an interest rate swap to generate floating rate funding instead of issuing a floating rate note. Issuing fixed rate debt as well as floating rate notes provides us with access to a more diversified investor base. The following table shows our resulting net fixed and floating rate debt positions, as well as the maturities and yields of those net positions. Although we measure our swaps and the majority of debt instruments at their fair value on the financial statements, they are shown below at their notional amounts in order to provide information on cash requirements at maturity of the instruments.

(in millions of Canadian dollars)			Dec. 31, 2023				Dec. 31, 2022
Year of maturity	Debt issues	Swap contracts	Net	Yield* (%)	Debt issues	Swap contracts	Net	Yield* (%)

Fixed rate issues

2023	–	–	–	–	11,628	(10,647)	981	4.04

2024	9,840	(9,840)	–	–	5,993	(5,993)	–	–

2025	6,877	(6,877)	–	–	6,448	(6,448)	–	–

2026	5,712	(5,712)	–	–	1,859	(1,859)	–	–

2027	8,895	(8,806)	89	0.55	8,015	(7,928)	87	0.55

2028	8,466	(8,333)	133	4.00	–	–	–	–

Subtotal	39,790	(39,568)	222	2.84	33,943	(32,875)	1,068	1.78

Floating rate issues

2023	–	–	–		15,036	11,057	26,093

2024	14,100	9,879	23,979		1,454	6,085	7,539

2025	1,182	6,950	8,132		1,144	6,588	7,732

2026	–	5,773	5,773		–	1,957	1,957

2027	–	8,806	8,806		–	7,931	7,931

2028	–	8,374	8,374		–	–	–

Subtotal	15,282	39,782	55,064	5.29	17,634	33,618	51,252	4.12

Total	$55,072	$ 214	$55,286		$51,577	$ 743	$52,320

*	Refers to yield to maturity for fixed rate issues and yield to reset for floating rate issues.

At the end of 2023, the contractual cash flows, including principal and estimated interest (using current contractual rates), related to our debt portfolio were as follows:

(in millions of Canadian dollars)			Dec. 31, 2023
	Under 1 year	1 to 3 years	Over 3 to 5 years	Total

Debt	25,502	15,238	17,986	58,726

Swap contracts

Receivable	(12,743)	(15,472)	(20,086)	(48,301)

Payable	13,660	16,836	20,470	50,966

Total	$ 26,419	$ 16,602	$ 18,370	$ 61,391

Credit exposure and other details of derivative instruments are included as part of Note 5.

170	EDC 2023 Integrated Annual Report

15. Share Capital

EDC’s authorized share capital is $15.0 billion consisting of 150 million shares with a par value of $100 each (2022 – $15.0 billion consisting of 150 million shares). The number of shares issued and fully paid is 84.9 million (2022 – 84.9 million). These shares entitle our shareholder to receive a dividend from time to time.

As agreed to with our shareholder, for 2022 onwards dividends and/or special dividends will be paid by way of a share buyback until such time that our share capital returns to pre-pandemic levels. In 2022, we repurchased 38.1 million shares at a price of $100 per share for a total of $3.81 billion based on the capital position of our core programs, the Business Credit Availability Program (BCAP) and a targeted Internal Capital Adequacy Assessment Process (ICAAP) ratio.

We disclosed a repurchase of shares totalling $1.2 billion in our 2022 financial statements. This repurchase did not occur as planned in 2023 due to the timing of the approval of our Corporate Plan.

16. Capital Management

EDC has a capital management process in place to ensure that we are appropriately capitalized and that our capital position is identified, measured, managed and regularly reported to the Board of Directors. We are not subject to externally imposed capital requirements.

Our primary objective with respect to capital management is to ensure that we have adequate capital to support the evolving needs of Canadian exporters and investors while remaining financially self-sustaining.

We manage our capital through a Board-approved capital management and dividend policy. Under our capital management and dividend policy, we determine whether we have adequate capital by comparing the supply of capital to the demand for capital. The policy also includes an eligible dividend methodology to guide the Board of Directors in determining a potential dividend amount.

We have a capital management framework in place which follows the ICAAP expectations from the Office of the Superintendent of Financial Institutions. Demand for capital, which is calculated by models or approaches that estimate the capital required to cover potential losses consistent with an AA solvency level, includes credit risk, market risk, operational risk, pension plan funding risk and strategic risk. The supply of capital is determined by our consolidated financial statements and consists of paid-in share capital and retained earnings. Our dividend policy compares our supply of capital at year-end to the demand for capital and returns the capital surplus over a planning horizon of five years.

A key principle in our capital management is the establishment of a target solvency standard which determines the level of demand for capital that is required to cover EDC’s exposures in exceptional circumstances. We target a level of capitalization sufficient to cover potential losses consistent with a rating standard of AA.

17. Loan Revenue

(in millions of Canadian dollars)	2023	2022

Loan interest – floating rate	3,048	1,351

Loan interest – fixed rate	457	390

Loan fee revenue	151	140

Impaired revenue	51	50

Total	$ 3,707	$ 1,931

18. Interest Expense

(in millions of Canadian dollars)	2023	2022

Loans payable and derivatives

Short-term payables	672	210

Long-term payables and derivatives – floating	1,922	598

Long-term payables and derivatives – fixed*	281	162

Other	3	3

Total	$ 2,878	$ 973

*	Includes interest expense for debt classified at amortized cost of $7 million (2022 – $34 million).

171	EDC 2023 Integrated Annual Report

19. Net Insurance Service Result

Insurance revenue and insurance service expenses broken down by portfolio was as follows:

(in millions of Canadian dollars)				2023				2022
	Credit insurance (1)	International trade guarantees	Political risk insurance	Total	Credit insurance (1)	International trade guarantees	Political risk insurance	Total

Insurance revenue	155	168	8	331	158	124	8	290

Insurance expenses:

Incurred claims and other expenses	(149)	(39)	(2)	(190)	(139)	(32)	(1)	(172)

Reversal of (losses on) onerous contracts	(3)	9	15	21	–	(17)	11	(6)

Acquisition expenses(2)	(33)	(16)	(1)	(50)	(38)	(15)	(1)	(54)

Changes to liabilities for incurred claims	(7)	(1)	(15)	(23)	87	37	8	132

Total	$ (37)	$ 121	$ 5	$ 89	$ 68	$ 97	$ 25	$ 190

(1)	Includes total insurance revenue of $10 million (2022 – $9 million) and total insurance service expenses of $4 million (2022 – $6 million recovery) related to financial institutions insurance.
(2)	Includes $32 million of acquisition expenses related to credit insurance (2022 – $36 million) that were expensed as incurred.

The composition of reinsurance service expenses by portfolio was as follows:

(in millions of Canadian dollars)					2023					2022

	Credit insurance	International trade guarantees	Political risk insurance	Treaty reinsurance	Total	Credit insurance	International trade guarantees	Political risk insurance	Treaty reinsurance	Total

Allocation of reinsurance premiums	(2)	(9)	(9)	(17)	(37)	(4)	(6)	(7)	(16)	(33)

Reinsurance expenses:

Recoveries of incurred claims and other expenses	–	(1)	–	–	(1)	–	–	–	(1)	(1)

Recovery of (losses on) onerous contracts	–	–	(2)	–	(2)	–	–	(2)	–	(2)

Changes to assets for incurred claims	–	–	7	12	19	–	–	(4)	(5)	(9)

Total	$ (2)	$ (10)	$ (4)	$ (5)	$ (21)	$ (4)	$ (6)	$ (13)	$ (22)	$ (45)

172	EDC 2023 Integrated Annual Report

20. Other (Income) Expenses

(in millions of Canadian dollars)	2023	2022 (1)

Net realized (gains) losses

Marketable securities(2)	51	35

Investments	(32)	(99)

Sale of loan assets	9	13

Derivatives	(36)	–

Other	7	4

Total net realized (gains) losses	(1)	(47)

Net unrealized (gains) losses

Marketable securities(2)	(137)	396

Investments	(75)	380

Loans payable	772	(1,554)

Derivatives	(519)	405

Total net unrealized (gains) losses	41	(373)

Foreign exchange translation	(30)	(40)

Total	$ 10	$ (460)

(1)  Prior period amounts have been restated to reflect the implementation of IFRS 17 (see Note 2).

(2)  Includes gains and losses related to cash equivalents.

21. Administrative Expenses

(in millions of Canadian dollars)	2023	2022

Salaries and benefits	378	335

Professional services	103	105

Systems costs	62	52

Pension benefit expense	11	34

Occupancy	27	26

Amortization and depreciation	22	24

Marketing and communications	19	24

Information services	24	21

Other post-employment benefits and severance expense	13	16

Travel, hospitality and conferences	8	4

Other	17	18

Total administrative expenses	$ 684	$ 659

Amounts attributed to insurance contracts*	(107)	(126)

Total	$ 577	$ 533

*	Includes $73 million of salaries and benefits (2022 – $78 million), $13 million of system costs (2022 – $12 million), and $3 million of professional services (2022 – $20 million).

22. Commitments, Contingencies and Contractual Obligations

FINANCING COMMITMENTS

We have three types of financing commitments.

The first type is undisbursed amounts on signed loan agreements totalling $11,644 million (2022 – $11,345 million). These commitments are immediately available to the obligor for drawdown subject to continued adherence to contractual covenants established under the financing agreements.

At December 31, 2023 undisbursed amounts on commercial signed loan agreements with committed fixed rates totalled $73 million with an average estimated spot yield of 8.59% (2022 – $291 million at 6.84%) and agreements with committed floating rate loans totalled $11,571 million with an average spread of 2.01% (2022 – $11,054 million at 1.87%). All yields are computed on a weighted average basis and the spreads over floating interest rates represent the spreads over base rates which consist mainly of risk-free rates (RFR) for U.S. dollars. There were no undisbursed sovereign commitments in 2023 (2022 – nil).

173	EDC 2023 Integrated Annual Report

We also have loan and loan guarantee commitments for which terms related to the transaction, such as interest rate type and disbursement schedule, have not yet been determined. This category of commitments includes letters of offer accepted and outstanding for loans of $2,794 million (2022 – $2,048 million) and loan guarantees of $771 million (2022 – $100 million) as well as unallocated unconfirmed lines of credit of $132 million (2022 – $98 million).

The third type of financing commitment relates to undisbursed investment commitments of $1,122 million (2022 – $1,043 million). The majority of these commitments are drawn down over a five-year period, although drawdowns may occur over the life of the fund at the discretion of the fund managers.

INSURANCE IN FORCE AND LOAN GUARANTEES

As described in Note 1, we are subject to a limit imposed by the Act on our contingent liabilities related to the total principal amount owing under all insurance contracts, reinsurance contracts, indemnities and guarantees of $90 billion. The following table presents the net amount of these contingent liabilities:

(in millions of Canadian dollars)	Dec. 31, 2023	Dec. 31, 2022

Insurance in force:

Credit insurance	17,427	16,261

Financial institutions insurance	2,114	2,865

International trade guarantee	15,295	13,412

Political risk insurance	313	359

Reinsurance ceded*	(287)	(232)

Total insurance in force	34,862	32,665

Loan guarantees	5,638	4,418

Total	$ 40,500	$ 37,083

*	Represents treaty reinsurance agreements covering most international trade guarantee obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

Insurance in Force

Exposure on our insurance in force at the end of 2023 totalled $34,862 million (2022 – $32,665 million). Net insurance contract liabilities related to this exposure on the Consolidated Statement of Financial Position was $253 million (2022 – $290 million); refer to Note 8 for further details. For details regarding insurance products and risks refer to Note 23.

Loan Guarantees

We issue loan guarantees to cover non-payment of principal, interest and fees owing to financial institutions providing loans to obligors. Calls on guarantees result in our recognition of a loan asset within our financial statements and become a direct obligation of the exporter or buyer. At the end of 2023, loan guarantees with performing obligors were $5,416 million of which $80 million were secured (2022 – $4,304 million in performing guarantees of which $83 million were secured). Loan guarantees with impaired obligors were $222 million for 2023 of which none were secured (2022 – $114 million of which none were secured).

Loan guarantees on the Consolidated Statement of Financial Position were comprised as follows:

(in millions of Canadian dollars)	Dec. 31, 2023	Dec. 31, 2022

Deferred guarantee fee revenue	44	34

Allowance for losses on loan guarantees	290	200

Total	$ 334	$ 234

174	EDC 2023 Integrated Annual Report

Maturity Analysis

The maturity profile of our insurance in force and loan guarantees is summarized as follows:

(in millions of Canadian dollars)						Dec. 31, 2023
	Credit insurance	Financial institutions insurance	International trade guarantee	Political risk insurance	Loan guarantees	Reinsurance ceded *	Total

2024	13,666	1,938	7,145	17	4,744	(287)	27,223

2025	3,271	175	5,983	62	–	–	9,491

2026	441	1	426	–	41	–	909

2027	45	–	1,577	56	849	–	2,527

2028	1	–	20	59	1	–	81

2029 – 2033	3	–	79	51	3	–	136

2034 and beyond	–	–	65	68	–	–	133

Total	$ 17,427	$ 2,114	$ 15,295	$ 313	$ 5,638	$ (287)	$ 40,500

* Represents treaty reinsurance agreements covering most international trade guarantee obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.
(in millions of Canadian dollars)						Dec. 31, 2022
	Credit insurance	Financial institutions insurance	International trade guarantee	Political risk insurance	Loan guarantees	Reinsurance ceded *	Total

2023	12,254	2,619	5,724	21	4,380	(232)	24,766

2024	3,419	208	3,873	90	–	–	7,590

2025	556	38	2,161	–	–	–	2,755

2026	31	–	181	–	27	–	239

2027	1	–	1,401	57	–	–	1,459

2028	–	–	–	71	2	–	73

2029 – 2033	–	–	72	51	9	–	132

2034 and beyond	–	–	–	69	–	–	69

Total	$ 16,261	$ 2,865	$ 13,412	$ 359	$ 4,418	$ (232)	$ 37,083

* Represents treaty reinsurance agreements covering most international trade guarantee obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

LEGAL PROCEEDINGS

We are involved in various legal proceedings in the ordinary course of business. Management does not expect the outcome of any of these proceedings to have a material effect on our consolidated financial position or our results of operations.

CONTRACTUAL OBLIGATIONS

In the normal course of business, we enter into contracts that give rise to obligations of future minimum payments.

Purchase obligations include those obligations that are legally binding agreements whereby we have agreed to purchase products or services with specific minimum quantities defined as fixed, minimum or variable in price over a specified period of time.

As at December 31, 2023, purchase obligations not otherwise disclosed in the notes to our consolidated financial statements amounted to $211 million (2022 – $312 million).

175	EDC 2023 Integrated Annual Report

23. Financial Instrument and Insurance Risks

The principal risks that we are exposed to as a result of holding financial instruments and issuing insurance contracts are credit risk, market risk and liquidity risk. In addition, we are exposed to insurance risk as a result of issuing insurance contracts.

CREDIT RISK

Credit risk is the risk of loss incurred if a counterparty fails to meet its financial commitments. Credit risk may arise from lending and guarantee exposures, equity investment transactions, insurance claims, counterparty credit defaults, and concentration or portfolio composition. We are exposed to credit risk on financial instruments under both our loans program and our treasury activities. Our objectives, policies and processes for managing credit risk as well as the methods we use to measure this risk are disclosed in the notes related to our derivative instruments and debt instruments, as well as in the green text in management’s discussion and analysis on pages 102 to 103 and pages 108 to 112 of this integrated annual report.

Concentration of credit risk exposure exists when a large counterparty or a number of counterparties operate in the same geographical market or industry, engage in similar activities or as a result of large insurance contracts with specific entities. Changes in economic or political conditions may affect their ability to meet obligations in a similar manner. We have limits in place to ensure that our exposure is not overly concentrated in any one country, industry or counterparty, including risk limits imposed at the insurance product level to ensure that we are not over-exposed to any one risk. Exposure in excess of these limits requires the approval of our Board of Directors.

MARKET RISK

Market risk is the risk of loss or harm due to adverse movements in market prices, interest rates and/or foreign exchange rates. We are exposed to potential negative impacts on the value of financial instruments resulting from adverse movements in interest and foreign exchange rates. We have policies and procedures in place to ensure that interest rate and foreign exchange risks are identified, measured, managed and regularly reported to management and the Board of Directors. Our objectives, policies and processes for managing market risk as well as the methods we use to measure this risk and a sensitivity analysis for our exposure to both interest rate and foreign exchange risk are disclosed in the text and tables highlighted in management’s discussion and analysis on pages 110 and 111 of this integrated annual report.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to potential adverse impacts on the value of financial instruments resulting from differences in the maturities or repricing dates of assets and liabilities, as well as from embedded optionality in those assets and liabilities.

Foreign Exchange Risk

Foreign exchange risk is the risk of loss or harm due to changes in spot and forward prices, and/or volatility of currency exchange rates. We are exposed to foreign exchange risk when there is a mismatch between assets and liabilities in any currency.

LIQUIDITY RISK

Liquidity risk is the risk that we would be unable to honour daily cash commitments or the risk that we would have to obtain funds rapidly, possibly at an excessively high premium during severe market conditions. We maintain liquidity through a variety of methods such as holding cash, cash equivalents and marketable securities and having access to commercial paper markets.

Our objectives, policies and processes for managing liquidity risk as well as the methods we use to measure this risk are disclosed in the text and tables highlighted in management’s discussion and analysis on page 112 of this integrated annual report.

INSURANCE RISK

We define insurance risk to be the risk of loss or harm due to actual experience being different from that assumed when an insurance product was designed and priced. Management identifies concentrations of insurance risk through the review of portfolio data and sensitivity analysis.

176	EDC 2023 Integrated Annual Report

CONCENTRATIONS OF FINANCIAL INSTRUMENT RISKS

The following table provides a breakdown, by the country in which the risk resides, of the maximum gross exposure to credit risk of financial instruments:

(in millions of Canadian dollars)	Gross loans receivable	Loan guarantees	Investments	Marketable securities and derivative instruments	*	Risk transfer	Dec. 31, 2023 Exposure		Dec. 31, 2022 Exposure

Country							$	%	$	%

United States	10,723	234	223	6,554		26	17,760	23	15,102	21

Canada	6,330	3,892	2,066	2,072		79	14,439	18	15,298	21

United Kingdom	7,070	6	–	103		461	7,640	10	7,390	10

Chile	7,709	3	–	–		(132)	7,580	10	5,964	8

Australia	5,080	17	–	192		–	5,289	7	4,766	7

Germany	2,501	1	–	96		–	2,598	3	2,680	4

India	2,113	6	158	–		(3)	2,274	3	2,228	3

Mexico	1,991	149	15	28		–	2,183	3	1,919	3

Spain	1,487	25	–	–		–	1,512	2	1,789	2

China	1,055	–	238	–		–	1,293	1	1,550	2

Other	12,902	1,305	389	1,218		(431)	15,383	20	14,164	19

Total	$ 58,961	$ 5,638	$ 3,089	$ 10,263		$ –	$ 77,951	100	$ 72,850	100
* Includes cash and cash equivalents. The following table provides a breakdown of the concentration of credit risk by industry for our financial instruments:

(in millions of Canadian dollars)	Gross loans receivable	Loan guarantees	Investments	Marketable securities and derivative instruments	*	Risk transfer	Dec. 31, 2023 Exposure		Dec. 31, 2022 Exposure

Industry							$	%	$	%

Commercial:

Transportation and storage	13,860	194	49	–		(149)	13,954	18	14,716	20

Utilities	11,302	962	45	–		(40)	12,269	16	9,387	13

Finance and insurance	4,247	48	1,669	3,314		739	10,017	13	10,566	15

Manufacturing	7,772	1,510	391	–		–	9,673	12	8,797	12

Resources	7,702	333	67	–		(514)	7,588	10	6,345	9

Information	5,336	124	344	–		(3)	5,801	7	5,226	7

Wholesale and retail trade	2,495	837	82	–		(33)	3,381	4	2,680	4

Commercial properties	2,160	69	–	–		–	2,229	3	2,423	3

Professional services	1,397	298	378	–		–	2,073	3	2,232	3

Construction	627	171	1	–		–	799	1	882	1

Other	1,308	1,092	63	–		–	2,463	3	1,763	2

Total commercial	58,206	5,638	3,089	3,314		–	70,247	90	65,017	89

Sovereign	755	–	–	6,949		–	7,704	10	7,833	11

Total	$ 58,961	$ 5,638	$ 3,089	$ 10,263		$ –	$ 77,951	100	$ 72,850	100

*	Includes cash and cash equivalents.

177	EDC 2023 Integrated Annual Report

CONCENTRATIONS OF INSURANCE CONTRACT RISKS

We primarily issue insurance to our customers to protect them against non-payment by an obligor and/or other losses. Guarantees and surety bond insurance are typically issued to the counterparties of our customers in order to provide them with recourse should our customers not perform as contracted.

Concentrations of risk for our insurance business are based on the four principal insurance solutions that we underwrite.

Credit Insurance

Credit insurance protects exporters of goods and services trading on credit terms of generally up to one year against non-payment due to commercial and political risks. Commercial and political risks covered include buyer insolvency, default, repudiation of goods by buyer, contract cancellation and conversion and risk transfer, cancellation of export or import permits or war-related risks.

Financial Institutions Insurance

Financial institutions insurance supports Canadian exporters with credit risk and payment risk mitigation on terms of generally less than one year.

International Trade Guarantee

Our international trade guarantee solution provides cover for exporter’s contractual performance and certain commercial obligations on exposure terms often greater than one year and includes performance guarantees and surety, as well as extending cover for risks inherent in performance-related obligations. We issue performance security guarantees which provide coverage to the exporter’s bank for up to 100% of the guarantee value in the event of any call by the beneficiary. Financial security guarantees are issued to provide coverage to the exporter’s bank for up to 100% of the guarantee value in the event of any call by the beneficiary and foreign bank on supplier guarantees, lease bonds and other commercial obligations. These guarantees stipulate a recovery provision whereby the exporter agrees to indemnify us should a payment be made under the guarantee. Unless otherwise stated, the indemnification agreement generally ranks as an unsecured liability of the exporter. Foreign exchange guarantees are also issued which provide a guarantee to secure the non-settlement risks associated with foreign exchange forward contracts and other foreign exchange hedging derivatives.

Political Risk Insurance

Political risk insurance provides risk protection for equity and other investments based primarily on political risks. Our risk assessment considers politically motivated events that may jeopardize our customers’ assets or income in a foreign market. As a baseline for our risk assessment of a given market, we assess the transfer and convertibility of local currency, expropriation risk as well as the risk of political violence. The policyholder can request coverage for multiple countries; however, our risk exposure is limited to the maximum liability of the policy. We stopped issuing new policies within this program in 2020.

Note that the terms “exposure” and “insurance in force” are used interchangeably throughout this section to refer to the lesser of current policy declarations and the total maximum liability of all active contracts at the reporting date.

178	EDC 2023 Integrated Annual Report

The concentration of credit risk by country of risk for our insurance contracts by maximum gross exposure was as follows:

(in millions of Canadian dollars)	Credit insurance	Financial institutions insurance	International trade guarantee	Political risk insurance	(1)	Reinsurance ceded	Dec. 31, 2023 Exposure		Dec. 31, 2022 Exposure

Country							$	%	$	%

Canada	1,087	326	15,919	–		(672)	16,660	47	14,937	45

United States	9,924	285	2	–		(206)	10,005	28	9,296	28

Mexico	653	221	–	42		(30)	886	3	653	2

United Kingdom	583	–	–	–		(16)	567	2	585	2

China	417	65	–	42		(15)	509	1	528	2

Chile	119	264	–	–		–	383	1	496	1

Brazil	326	37	–	42		(60)	345	1	411	1

Hong Kong	253	120	–	–		(46)	327	1	349	1

Australia	329	–	1	–		(11)	319	1	247	1

Singapore	267	–	–	–		(10)	257	1	242	1

Other	3,877	796	26	582		(315)	4,966	14	5,288	16

Subtotal	$ 17,835	$ 2,114	$ 15,948	$ 708		$ (1,381)	$35,224	100	$ 33,032	100

Country limits in excess of policy limits	–	–	–	(115)		40	(75)	–	(135)	–

Treaty reinsurance(2)	–	–	–	–		(287)	(287)	–	(232)	–

Total	$ 17,835	$ 2,114	$ 15,948	$ 593		$ (1,628)	$ 34,862	100	$ 32,665	100

(1) Includes the sum of individual country exposures and thus exceeds the maximum liability of $593 million (2022 – $667 million) for all the policies in political risk insurance.

(2) Represents treaty reinsurance agreements covering most international trade guarantee obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

The concentration of credit risk by industry for our insurance contracts was as follows:

(in millions of Canadian dollars)	Credit insurance	Financial institutions insurance	International trade guarantee	Political risk insurance		Reinsurance ceded	Dec. 31, 2023 Exposure		Dec. 31, 2022 Exposure

Industry							$	%	$	%

Manufacturing	7,712	–	1,650	123		(81)	9,404	27	9,099	28

Finance and insurance	1,841	2,114	4,667	33		(193)	8,462	24	8,841	27

Wholesale and retail trade	3,921	–	555	–		(137)	4,339	12	4,115	12

Resources	1,275	–	2,656	–		(376)	3,555	10	2,707	8

Utilities	460	–	3,227	–		(209)	3,478	10	2,804	9

Construction	70	–	2,187	180		(94)	2,343	7	2,254	7

Information	1,473	–	123	–		(146)	1,450	4	1,018	3

Professional services	414	–	403	178		(45)	950	3	870	3

Transportation and storage	561	–	268	–		–	829	2	745	2

Commercial properties	32	–	50	–		–	82	–	–	–

Other	76	–	162	79		(60)	257	1	444	1

Subtotal	17,835	2,114	15,948	593		(1,341)	35,149	100	32,897	100

Treaty reinsurance*	–	–	–	–		(287)	(287)	–	(232)	–

Total	$ 17,835	$ 2,114	$ 15,948	$ 593		$ (1,628)	$ 34,862	100	$ 32,665	100

*	Represents treaty reinsurance agreements covering most international trade guarantee obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

179	EDC 2023 Integrated Annual Report

We use a rating system to assign risk levels to our insurance customers’ obligors. Buyer credit limits for each obligor are then established and approved for specified periods of time. The percentage of outstanding buyer limits in our credit insurance portfolio, based on the internal ratings assigned to the policyholders’ obligors, as well as the equivalent external ratings, were as follows:

			Dec. 31, 2023	Dec. 31, 2022

Internal risk level	Standard & Poor’s	Moody’s	Percentage of outstanding buyer limits	Percentage of outstanding buyer limits

Low	AAA to A-	Aaa to A3	28%	26%

Moderate	BBB+ to BBB-	Baa1 to Baa3	25%	24%

Medium	BB+ to BB	Ba1 to Ba2	20%	20%

High	BB- to B-	Ba3 to B3	22%	25%

Priority watch	CCC+ to D	Caa1 to C	5%	5%

The major concentrations of risk by internal risk rating based on the total insurance in force for the international trade guarantee solution were as follows:

(in millions of Canadian dollars)	Dec. 31, 2023	Dec. 31, 2022

Internal risk level	Outstanding risk exposure	Outstanding risk exposure

AA to BBB-	8,586	8,240

BB+ to B-	6,295	4,775

CCC+ and below	414	397

Total	$ 15,295	$ 13,412

Within our financial institutions insurance solution, we had insurance exposure outstanding of $1,059 million (2022 – $1,273 million) that was rated as investment grade and $1,055 million (2022 – $1,592 million) rated as non-investment grade.

Concentrations of market risk in our insurance business primarily result from large contracts denominated in currencies which differ from our functional currency. The major concentrations of risk by currency based on the exposure net of facultative reinsurance, but excluding treaty reinsurance, for each of the insurance portfolios is as follows:

(in millions of Canadian dollars)				Dec. 31, 2023					Dec. 31, 2022

	USD	CAD	EUR	Other	Total	USD	CAD	EUR	Other	Total

Credit insurance	13,224	4,203	–	–	17,427	12,396	3,865	–	–	16,261

Financial institutions insurance	1,824	289	1	–	2,114	2,325	536	4	–	2,865

International trade guarantee	9,643	4,941	459	252	15,295	8,699	4,215	260	238	13,412

Political risk insurance	286	–	27	–	313	319	1	39	–	359

Total	$ 24,977	$ 9,433	$ 487	$ 252	$ 35,149	$ 23,739	$ 8,617	$ 303	$ 238	$ 32,897

180	EDC 2023 Integrated Annual Report

The following table provides a maturity analysis of the discounted net cash flows for insurance and reinsurance contracts based on the present value of the future cash flows expected to be paid out in each period. Liabilities for remaining coverage measured under the premium allocation approach have been excluded from this analysis.

(in millions of Canadian dollars)	Dec. 31, 2023					Dec. 31, 2022

	Under 1 year	1 to 3 years	Over 3 to 5 years	Over 5 years	Total	Under 1 year	1 to 3 years	Over 3 to 5 years	Over 5 years	Total

Insurance contracts

Credit insurance	127	1	–	–	128	115	(7)	1	–	109

International trade guarantees	9	(16)	–	–	(7)	69	(10)	–	–	59

Political risk insurance	8	20	9	2	39	12	26	13	4	55

Total insurance contracts	144	5	9	2	160	196	9	14	4	223

Reinsurance contracts

Political risk insurance	(5)	(10)	(4)	(1)	(20)	(7)	(12)	(7)	(2)	(28)

Treaty reinsurance	(25)	–	–	–	(25)	(13)	–	–	–	(13)

Total reinsurance contracts	(30)	(10)	(4)	(1)	(45)	(20)	(12)	(7)	(2)	(41)

Total	$ 114	$ (5)	$ 5	$ 1	$ 115	$ 176	$ (3)	$7	$ 2	$ 182

For the credit insurance portfolio, insurance risk is monitored through review of the claims development. As time passes, the ultimate cost for the claims becomes more certain. The chart below compares actual claims with previous estimates for the credit insurance portfolio:

(in millions of Canadian dollars)

Accident Year	2019	2020	2021	2022	2023	Total

Estimate of ultimate claims:

At end of accident year	85	190	93	76	97

One year later	95	112	54	60

Two years later	121	91	46

Three years later	108	89

Four years later	128

Estimate of ultimate claims at Dec. 31, 2023	128	89	46	60	97	420

Cumulative gross claims paid at Dec. 31, 2023	64	93	48	50	31	286

2019-2023 Liabilities for incurred claims at Dec. 31, 2023	64	(4)	(2)	10	66	134

2009-2018 Liabilities for incurred claims at Dec. 31, 2023						(4)

Effect of risk adjustment and discounting						10

Liabilities for incurred claims at Dec. 31, 2023						$ 140

Key Insurance Contract Risk Sensitivities

There is a limitation upon the accuracy of the insurance contract liabilities as there is an inherent uncertainty in any estimate, as future events could affect the ultimate claim amounts. Examples of future events include, but are not limited to:

(1)	economic cycles;

(2)	higher than anticipated claim development;

(3)	concentration of credit losses; and

(4)	geo-political considerations.

Therefore, the actual ultimate claim amount may differ materially from estimates. However, we have employed standard actuarial techniques and appropriate assumptions to mitigate this risk.

181	EDC 2023 Integrated Annual Report

The following table illustrates the impact on net income of variations in key risk components. These risk components are analyzed and estimated using EDC’s own loss experience. A qualitative component is added to these quantitative risk components as warranted by the external factors previously mentioned.

A 10% change was applied to key risk components and the impact on insurance contract liabilities was quantified.

(in millions of Canadian dollars)			Dec. 31, 2023

	Changes in assumptions	Impact on gross liabilities	Impact on net liabilities	Impact on net income

Frequency of claims	+10%	12	8	(8)

Frequency of claims	-10%	(12)	(8)	8

Severity of claims	+10%	8	7	(7)

Severity of claims	-10%	(8)	(7)	7

Foreign exchange rates	+10%	16	11	(11)

Foreign exchange rates	-10%	(17)	(12)	12

(in millions of Canadian dollars)				Dec. 31, 2022

	Changes in assumptions	Impact on gross liabilities	Impact on net liabilities	Impact on net income

Frequency of claims	+10%	12	8	(8)

Frequency of claims	-10%	(13)	(10)	10

Severity of claims	+10%	9	8	(8)

Severity of claims	-10%	(9)	(8)	8

Foreign exchange rates	+10%	25	19	(19)

Foreign exchange rates	-10%	(25)	(19)	19

24. Structured Entities

A structured entity (SE) is defined as an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. When we have power over an SE and are exposed, or have rights to variable returns from our involvement with an SE and have the ability to affect those returns through our power over the SE, we are considered to have control over the SE and the SE is consolidated within our financial statements. When we do not control the SE, the SE is not consolidated.

CONSOLIDATED STRUCTURED ENTITIES

Aircraft and helicopters that have been repossessed due to loan foreclosures are placed into trusts which are considered to be SEs that we control. These structured entities had total assets of $12 million at the end of 2023 (2022 – $61 million).

182	EDC 2023 Integrated Annual Report

UNCONSOLIDATED STRUCTURED ENTITIES

In the normal course of business, we sometimes provide financing and in some cases guarantees to equity investors via SEs, typically in the transportation industry. As we do not control these entities, they are not consolidated. The following table summarizes our maximum exposure to loss for transactions structured through SEs as well as the carrying values recognized in the Consolidated Statement of Financial Position of EDC’s interest in these unconsolidated SEs.

(in millions of Canadian dollars)	Dec. 31, 2023	Dec. 31, 2022

SEs included in the Consolidated Statement of Financial Position

Gross loans receivable and loan guarantees	3,260	3,427

Allowance for losses on loans	(158)	(202)

Net loans receivable and loan guarantees	3,102	3,225

Fund investments	1,726	1,682

Maximum exposure in the Consolidated Statement of Financial Position	4,828	4,907

Commitments and guarantees*

Commitments

Signed loan agreements	130	163

Letters of offer	397	–

Fund investments	1,110	993

Maximum exposure to commitments and guarantees	1,637	1,156

Maximum exposure to unconsolidated structured entities	$ 6,465	$ 6,063

* Included in commitments and guarantees in Note 22.

We invest in funds which are pooled investment vehicles structured as limited partnerships and financed by the limited partners. These funds invest primarily in private or public companies and are considered to be SEs.

25. Related Party Transactions

We enter into transactions with other government departments, agencies and Crown corporations in the normal course of business, under terms and conditions similar to those that apply to unrelated parties. The following disclosure is in addition to the related party disclosure provided elsewhere in these financial statements. All material related party transactions are either disclosed below or in the relevant notes. These transactions were measured at their exchange amounts.

FINDEV CANADA DONOR CONTRIBUTIONS

In 2021, our subsidiary FinDev Canada received a $75.9 million Concessional Facility (CF) from Global Affairs Canada (GAC). The CF is an arrangement between GAC and FinDev Canada for the purpose of fulfilling the Government of Canada’s Gender Smart COVID-19 Recovery Facility. FinDev Canada will hold, manage, administer, use and invest the funds under the facility, with related financial results reported to GAC and consolidated within the financial statements of the Government of Canada. The portion of the facility allocated for administrative expenses incurred are recorded within our consolidated financial statements as deferred revenue until earned. As discussed in Note 12, deferred revenue of $7 million represents the unrecognized portion of donor contributions from GAC (2022 – $11 million).

183	EDC 2023 Integrated Annual Report

CANADA ACCOUNT ADMINISTRATIVE EXPENSE RECOVERY

As described in Note 26, we enter into certain financial and contingent liability transactions on behalf of the Government of Canada known as “Canada Account” transactions. In 2020, we also began administering Canada Account loans related to the CEBA program as part of Canada’s response to the COVID-19 pandemic. We are compensated for expenses and overhead relating to Canada Account activities. In 2023, the administrative expense recovery related to overhead was $7 million (2022 – $5 million) and was netted against administrative expenses on the Consolidated Statement of Comprehensive Income. During 2023, we incurred $90 million (2022 – $74 million) of recoverable expenses related to administering the CEBA program.

KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel, defined as those having authority and responsibility for planning, directing and controlling the activities of EDC, include the Board of Directors and the Executive Management team.

The remuneration of key management personnel is determined as follows:

•

Chairperson and other independent Directors receive an annual retainer for Board and Committee meetings based on a fee schedule in accordance with Treasury Board Guidelines. Chairs of committees receive a base retainer plus an additional $2,000.

•

Executive Management team, except for the President and CEO, remuneration is approved by the Human Resources Committee of the Board of Directors, having regard to the performance of individuals and market trends. For total compensation, EDC targets the median of its comparator group, which includes organizations from the finance, insurance, investment and banking industries as well as Crown corporations and other relevant industries.

•

The President and CEO is compensated in accordance with the terms of the Order-in-Council based on recommendations made by the Board of Directors. Base salary for 2022-2023 was within the range of $442,900-$520,000.

Compensation paid or payable to key management personnel during the year, including non-cash benefits subject to income tax, was as follows:

(in millions of Canadian dollars)	2023	2022

Salaries and other short-term benefits(1)	8	9

Post-employment benefits(2)	1	1

Total	$ 9	$ 10

(1) Includes compensation paid to the Chairperson and other independent Directors, Executive Management team salaries and non-monetary compensation.

(2) Includes pensions and post-employment life insurance, as applicable.

26. Canada Account Transactions

Pursuant to the Act, the Minister of Export Promotion, International Trade and Economic Development, with the concurrence of the Minister of Finance, may authorize us to undertake certain financial and contingent liability transactions on behalf of the Government of Canada. These transactions and the legislative authorities that underlie them have come to be known collectively as “Canada Account”. Accounts for these transactions are maintained separately from our accounts and are consolidated annually as at March 31 with the financial statements of the Government of Canada, which are reported upon separately by the Government and audited by the Auditor General of Canada. The assets under the Canada Account, mainly loans receivable and accrued interest and fees, are recorded in accordance with the accounting policies and practices of the Government of Canada and amounted to $49.3 billion at the end of December 2023 (2022 – $58.5 billion).

The Act allows the Canada Account to have outstanding loans and commitments to borrowers and arrangements giving rise to contingent liabilities under contracts of insurance and other agreements up to a maximum of $115 billion. The position against the statutory limit at the end of 2023, determined in accordance with the requirements of the Act, was $70.6 billion (2022 – $72.2 billion).

184	EDC 2023 Integrated Annual Report

Ten-Year Review

Statement of Financial Position

as at December 31

(in millions of Canadian dollars)	2023	2022	2021	2020	2019

Gross loans receivable	58,961	54,193	48,437	54,772	51,601

Accrued interest and fees receivable	449	312	156	188	242

Deferred loan revenue and other credits	(369)	(323)	(248)	(238)	(278)

Allowance for losses on loans	(1,720)	(1,630)	(1,760)	(2,630)	(930)

Net loans receivable	57,321	52,552	46,585	52,092	50,635

Assets held for sale

Investments	3,089	2,771	2,707	2,032	1,627

Cash, cash equivalents and marketable securities	8,956	9,814	9,289	10,745	10,930

Reinsurance contract assets*	65	60	110	150	120

Property, plant and equipment	41	40	44	40	43

Intangible assets	31	46	63	84	108

Other assets	2,011	2,446	1,817	2,554	1,109

Total Assets	$ 71,514	$ 67,729	$ 60,615	$ 67,697	$ 64,572

Loans payable	55,109	50,568	43,525	45,020	52,404

Other liabilities	2,827	4,176	1,572	2,217	1,755

Allowance for losses on loan commitments	100	10	20	50	10

Insurance contract liabilities*	318	350	670	820	500

Loan guarantees	334	234	188	300	147

Total Liabilities	58,688	55,338	45,975	48,407	54,816

Share capital	8,490	8,490	12,300	12,300	1,333

Retained earnings	4,336	3,901	2,340	6,990	8,423

Equity	12,826	12,391	14,640	19,290	9,756

Total Liabilities and Equity	$ 71,514	$ 67,729	$ 60,615	$ 67,697	$ 64,572

*	2023 and 2022 amounts have been prepared in accordance with IFRS 17. Prior year amounts have not been restated and are prepared in accordance with IFRS 4.

185	EDC 2023 Integrated Annual Report

Statement of Financial Position

as at December 31

(in millions of Canadian dollars)	2018	2017	2016	2015	2014

Gross loans receivable	54,609	51,199	55,375	53,326	41,791

Accrued interest and fees receivable	272	241	236	200	163

Deferred loan revenue and other credits	(315)	(313)	(361)	(390)	(368)

Allowance for losses on loans	(820)	(1,363)	(1,552)	(1,715)	(1,163)

Net loans receivable	53,746	49,764	53,698	51,421	40,423

Assets held for sale

Investments	1,342	1,124	1,005	848	689

Cash, cash equivalents and marketable securities	13,289	8,214	7,389	7,694	6,545

Reinsurance contract assets*	150	103	116	141	88

Property, plant and equipment	50	54	55	53	56

Intangible assets	110	106	92	71	56

Other assets	693	755	769	741	1,147

Total Assets	$ 69,380	$ 60,120	$ 63,124	$ 60,969	$ 49,004

Loans payable	55,448	47,114	49,101	46,909	38,038

Other liabilities	2,519	2,152	3,359	3,936	1,935

Allowance for losses on loan commitments	20	14	78	113	44

Insurance contract liabilities*	890	608	656	688	618

Loan guarantees	158	192	167	158	153

Total Liabilities	59,035	50,080	53,361	51,804	40,788

Share capital	1,333	1,333	1,333	1,333	1,333

Retained earnings	9,012	8,707	8,430	7,832	6,883

Equity	10,345	10,040	9,763	9,165	8,216

Total Liabilities and Equity	$ 69,380	$ 60,120	$ 63,124	$60,969	$ 49,004

*	2023 and 2022 amounts have been prepared in accordance with IFRS 17. Prior year amounts have not been restated and are prepared in accordance with IFRS 4.

186	EDC 2023 Integrated Annual Report

Statement of Comprehensive Income

for the year ended December 31

(in millions of Canadian dollars)	2023	2022	2021	2020	2019

Financing and investment revenue:

Loan	3,707	1,931	1,462	1,830	2,295

Finance lease	–	–	–	–	–

Operating lease	–	–	–	–	–

Marketable securities	399	175	82	165	255

Investments	25	26	16	14	7

Total financing and investment revenue	4,131	2,132	1,560	2,009	2,557

Interest expense	2,878	973	324	760	1,307

Leasing and financing related expenses	41	32	25	26	31

Net Financing and Investment Income	1,212	1,127	1,211	1,223	1,219

Loan Guarantee Fees	78	73	97	55	55

Insurance revenue*	331	290	285	265	243

Insurance service expenses*	(242)	(100)	–	–	–

Reinsurance service expenses*	(21)	(45)	(33)	(35)	(41)

Net Insurance Service Result	68	145	252	230	202

Other (Income) Expenses	10	(460)	(741)	(195)	110

Administrative Expenses	577	533	619	556	538

Income before Provision and Claims-Related Expenses	771	1,272	1,682	1,147	828

Provision for (Reversal of) Credit Losses	321	69	(554)	2,083	240

Net Claims-Related Expenses (Recovery)*	–	–	(51)	416	126

Net Income (Loss)	450	1,203	2,287	(1,352)	462

Other comprehensive income (loss)	(15)	167	343	(81)	(40)

Comprehensive Income (Loss)	$ 435	$ 1,370	$ 2,630	$ (1,433)	$ 422

*	2023 and 2022 amounts have been prepared in accordance with IFRS 17. Prior year amounts have not been restated and are prepared in accordance with IFRS 4.

187	EDC 2023 Integrated Annual Report

Statement of Comprehensive Income

for the year ended December 31

(in millions of Canadian dollars)	2018	2017	2016	2015	2014

Financing and investment revenue:

Loan	2,207	1,915	1,720	1,475	1,239

Finance lease	–	–	1	5	5

Operating lease	–	–	–	–	50

Marketable securities	257	93	73	60	45

Investments	9	9	9	8	6

Total financing and investment revenue	2,473	2,017	1,803	1,548	1,345

Interest expense	1,219	715	450	183	70

Leasing and financing related expenses	33	45	37	28	48

Net Financing and Investment Income	1,221	1,257	1,316	1,337	1,227

Loan Guarantee Fees	48	43	40	41	36

Insurance revenue*	243	239	229	224	218

Insurance service expenses*	–	–	–	–	–

Reinsurance service expenses*	(39)	(39)	(37)	(30)	(23)

Net Insurance Service Result	204	200	192	194	195

Other (Income) Expenses	(98)	34	76	(200)	(76)

Administrative Expenses	497	431	385	351	327

Income before Provision and Claims-Related Expenses	1,074	1,035	1,087	1,421	1,207

Provision for (Reversal of) Credit Losses	(11)	(119)	(31)	437	(39)

Net Claims-Related Expenses (Recovery)*	255	157	46	59	117

Net Income (Loss)	830	997	1,072	925	1,129

Other comprehensive income (loss)	44	66	26	24	(155)

Comprehensive Income (Loss)	$ 874	$ 1,063	$ 1,098	$ 949	$ 974

*	2023 and 2022 amounts have been prepared in accordance with IFRS 17. Prior year amounts have not been restated and are prepared in accordance with IFRS 4.

188	EDC 2023 Integrated Annual Report

Corporate Account

Financial Arrangements Facilitated

(in millions of Canadian dollars)	2023	2022	2021	2020	2019

Financing

Direct financing	26,458	24,586	18,285	18,143	25,008

Guarantees	4,422	3,401	3,707	3,247	2,078

	30,880	27,987	21,992	21,390	27,086

FinDev Canada business facilitated	331	207	361	144	85

Total	31,211	28,194	22,353	21,534	27,171

Insurance

Credit insurance	80,188	86,620	71,030	58,201	57,569

Financial institutions insurance	6,482	6,573	6,733	9,189	6,915

International trade guarantee	13,175	11,386	10,381	11,701	8,612

Political risk insurance	645	833	865	1,867	2,407

Total	100,490	105,412	89,009	80,958	75,503

Financial and Other Data

Financing (in millions of Canadian dollars)

Value of gross loans receivable	58,961	54,193	48,437	54,772	51,601

Value of investments	3,089	2,771	2,707	2,032	1,627

Value of undisbursed loans	11,644	11,345	10,526	15,706	17,965

Value of undisbursed investments	1,122	1,043	884	770	839

Value of loan disbursements	21,059	20,227	16,196	25,345	21,692

Value of disbursements for investments	598	736	413	387	311

Value of liability on loan guarantees	4,676	4,324	4,010	4,016	2,972

Undisbursed amounts on loan guarantees	962	94	389	157	580

Amounts available for allocation under confirmed LOC	132	98	133	159	158

Loan amounts rescheduled	2	7	65	–	–

Loan amounts written off	65	183	93	94	105

Number of current lines of credit and protocols	7	6	6	6	7

Insurance (in millions of Canadian dollars)

Value of liability on insurance and guarantees	34,862	32,665	28,579	28,987	23,690

Value of claims paid	205	77	54	164	465

Value of claims recovered	36	44	18	27	18

Value of claims outstanding at end of year	938	901	946	971	892

Value of claims under consideration at end of year	115	125	112	105	8

Number of policies issued	6,337	6,919	6,984	7,912	6,744

Number of insurance policies and guarantees in force	8,559	8,643	8,970	8,627	7,574

189	EDC 2023 Integrated Annual Report

Corporate Account

Financial Arrangements Facilitated

(in millions of Canadian dollars)	2018	2017	2016	2015	2014

Financing

Direct financing	27,109	26,756	26,587	24,277	20,613

Guarantees	2,053	1,601	1,483	1,133	963

	29,162	28,357	28,070	25,410	21,576

FinDev Canada business facilitated	39	–	–	–	–

Total	29,201	28,357	28,070	25,410	21,576

Insurance

Credit insurance	58,555	55,827	55,724	60,175	56,020

Financial institutions insurance	4,259	8,205	7,421	7,666	11,415

International trade guarantee	10,204	8,795	8,098	8,149	7,216

Political risk insurance	2,438	2,551	2,728	2,805	2,643

Total	75,456	75,378	73,971	78,795	77,294

Financial and Other Data

Financing (in millions of Canadian dollars)

Value of gross loans receivable	54,609	51,199	55,375	53,326	41,791

Value of investments	1,342	1,124	1,005	848	689

Value of undisbursed loans	20,778	20,784	19,147	19,928	16,593

Value of undisbursed investments	736	785	914	903	672

Value of loan disbursements	31,240	27,625	22,709	18,800	15,186

Value of disbursements for investments	268	270	237	209	149

Value of liability on loan guarantees	2,993	2,473	2,411	2,086	1,963

Undisbursed amounts on loan guarantees	281	143	103	101	145

Amounts available for allocation under confirmed LOC	121	112	181	109	122

Loan amounts rescheduled	–	–	24	–	50

Loan amounts written off	119	43	193	42	165

Number of current lines of credit and protocols	8	12	13	16	21

Insurance (in millions of Canadian dollars)

Value of liability on insurance and guarantees	23,930	21,648	22,693	24,314	22,155

Value of claims paid	74	201	110	143	72

Value of claims recovered	56	44	23	15	13

Value of claims outstanding at end of year	772	791	732	806	666

Value of claims under consideration at end of year	319	310	305	307	12

Number of policies issued	7,980	6,750	6,490	6,623	7,018

Number of insurance policies and guarantees in force	7,776	7,318	7,302	7,383	7,967

190	EDC 2023 Integrated Annual Report

Canada Account

Financial Arrangements Facilitated

(in millions of Canadian dollars)	2023	2022	2021	2020		2019

Financing

Canada Emergency Business Account	–	–	2,400	55,022		–

Direct financing	18,669	29,170	–	17,308	(2)	9,370	(2)

Subtotal	18,669	29,170	2,400	72,330		9,370

Insurance

Credit insurance	–	–	–	–		28

Total	18,669	29,170	2,400	72,330		9,398

Financial and Other Data

Financing (in millions of Canadian dollars)

Value of total loans and notes receivable	48,496	57,776	62,081	48,843		7,767

Value of undisbursed loans	3,590	4,425	3,031	8,236		1,734

Value of loan disbursements (net of guarantees)	250	2,736	15,875	41,438		1,931

Value of liability on loan guarantees	16,159	4,850	11	33		55

Loan amounts rescheduled	–	2	4	–		–

Number of transactions financed	4	4	–	5		4

Insurance (in millions of Canadian dollars)

Value of liability on insurance and guarantees	–	–	–	–		–

Value of claims outstanding at end of year	–	–	–	–		–

Number of policies issued	–	–	–	–		–

Number of insurance policies and guarantees in force	–	–	–	–		–

(1)	Includes activity pursuant to the Softwood Lumber deposit refund mechanism transactions.

(2)	Includes renewal activity considered new signings.

191	EDC 2023 Integrated Annual Report

Canada Account

Financial Arrangements Facilitated

(in millions of Canadian dollars)	2018	2017	2016	2015	(1)	2014	(1)

Financing

Canada Emergency Business Account	–	–	–	–		–

Direct financing	8,000	–	–	156		25

Subtotal	8,000	–	–	156		25

Insurance

Credit insurance	15	36	28	41		28

Total	8,015	36	28	197		53

Financial and Other Data

Financing (in millions of Canadian dollars)

Value of total loans and notes receivable	6,593	2,586	2,998	3,359		2,924

Value of undisbursed loans	1,210	–	–	–		–

Value of loan disbursements (net of guarantees)	5,290	–	–	156		25

Value of liability on loan guarantees	76	98	121	142		164

Loan amounts rescheduled	–	–	–	–		83

Number of transactions financed	1	–	–	2		1

Insurance (in millions of Canadian dollars)

Value of liability on insurance and guarantees	–	5	3	7		6

Value of claims outstanding at end of year	–	–	–	–		–

Number of policies issued	–	–	–	–		–

Number of insurance policies and guarantees in force	1	1	1	1		1

(1)	Includes activity pursuant to the Softwood Lumber deposit refund mechanism transactions.

(2)	Includes renewal activity considered new signings.

192	EDC 2023 Integrated Annual Report

Glossary of Financial Terms

Actuarial Gains or Losses – Changes in the value of the defined benefit obligation and the plan assets due to differences between actuarial assumptions and what has actually occurred and due to changes in actuarial assumptions.

Actuarial Valuation (re: Pension Benefit Plans) – An assessment of the financial status of a benefit plan performed by an independent actuary. It includes the valuation of any plan assets and the defined benefit obligation using estimates of future events that will affect the costs and obligation for employee benefits plans.

Amortized Cost – The amount at which the financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectability.

Basis Point – One one-hundredth of a percentage point.

Capital Adequacy – A measurement of the amount of capital required to cover the credit, market, operational, pension and business/strategic risks we have undertaken compared to the existing capital base.

CDOR – Canadian Dollar Offered Rate – An industry determined financial benchmark and the recognized benchmark index for Canadian bankers’ acceptances with a term to maturity of one year or less.

Claims Ratio – Net claims incurred as a percentage of net written premium.

Co-insurance – Leveraging another insurer’s capacity by jointly sharing the risk of the original insurance policy.

Contingent Liability – Potential debt which arises from past events and may become an actual obligation if certain events occur or fail to occur. Contingent liability is also referred to as insurance policies and guarantees outstanding.

Credit Risk – The risk of loss incurred if a counterparty fails to meet its financial commitments.

Cross Currency Interest Rate Swaps – Transactions in which two parties exchange currencies at inception and at maturity, as well as interest flows on the exchanged amounts on predetermined dates for a specified period of time using agreed-upon fixed or floating rates of interest.

Defined Benefit Obligation – The actuarial present value, without deducting any plan assets, of expected future payments required to settle the obligation resulting from employee service in the current and prior periods.

Derivative Instruments – Financial contracts that derive their value from changes in interest rates, foreign exchange rates, credit spreads, commodity prices, equities, market indexes or other financial measures. Such instruments include futures, interest rate, foreign exchange, equity, commodity and credit default swaps.

Effective Interest Rate – The rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.

Exposure at Default – Generally represents the expected gross exposure – outstanding amount for on-balance sheet exposure and loan equivalent amount for off-balance sheet exposure.

Facultative Reinsurance – Reinsurance provided on a transactional basis.

Foreign Exchange Forwards – Commitments to exchange cash flows in different currencies, for which the foreign exchange rate is predetermined, at a specified date in the future.

Foreign Exchange Risk – The risk of loss or harm due to changes in spot and forward prices, and/or volatility of currency exchange rates.

Foreign Exchange Swaps – Commitments to exchange cash flows in different currencies where there are two exchanges; the first is made at the spot rate at inception and the second at a predetermined rate on a specified date in the future.

Gross Loans Receivable – Principal amounts outstanding under existing loan agreements.

Hedge – A risk management practice used to manage interest rate or foreign exchange exposures arising from the normal course of business operations.

Individually Impaired Loans – Loans where there is objective evidence that an impairment loss has occurred.

Insurance Risk – The risk of loss or harm due to actual experience being different from that assumed when an insurance product was designed and priced.

Interest Rate Risk – The risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Interest Rate Swaps – Transactions in which two parties exchange interest flows on a specified notional amount on predetermined dates for a specified period of time using agreed-upon fixed or floating rates of interest. Notional amounts upon which interest payments/receipts are based are not exchanged.

LIBOR – London Inter-Bank Offered Rate – The interest rate at which banks in London are prepared to lend funds to first-class banks.

Liquidity Risk – The risk that we would be unable to honour daily cash commitments or the risk that we would have to obtain funds rapidly, possibly at an excessively high premium during severe market conditions.

Loss Given Default – Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.

Market Risk – The risk of loss or harm due to adverse movements in market prices, interest rates and/or foreign exchange rates.

Net Finance Margin – Net financing and investment income expressed as a percentage of average income earning assets.

Net Financing and Investment Income – Loan, marketable securities and investment revenues net of interest expense and financing related expenses.

Net Revenue – Net income excluding the provision for credit losses, net insurance service expenses, unrealized gains and losses, and administrative expenses.

Operational Risk – The risk of loss or harm resulting from inadequate or failed internal processes, people and systems or from external events.

Performing Loans – Loans for which there is reasonable assurance that EDC can collect the principal and interest on time.

Probability of Default – The likelihood that a borrower will not be able to meet its scheduled repayments.

Productivity Ratio – Administrative expenses expressed as a percentage of net revenue excluding the impact due to fluctuations in the exchange rate from the rate projected in the Corporate Plan.

Structured Entity (SE) – An entity created to accomplish a narrow and well-defined objective. The SE is designed so that voting or similar rights are not the dominant factor in deciding who controls the entity.

Structured Notes – Hybrid securities that combine debt instruments with derivative components.

Undisbursed Loan Commitments – A contractual amount under an existing loan agreement that has yet to be advanced to the borrower.

193	EDC 2023 Integrated Annual Report

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